     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1996


                                                       REGISTRATION NO. 333-6653
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            C-CUBE MICROSYSTEMS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           Delaware                          3674                  77-0192108
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
     OF INCORPORATION OR         CLASSIFICATION CODE NUMBER)     IDENTIFICATION
        ORGANIZATION)                                                 NO.)

                            1778 McCarthy Boulevard
                           Milpitas, California 95035
                           Telephone: (408) 944-6300
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          Alexandre A. Balkanski Ph.D.
                            C-Cube Microsystems Inc.
                            1778 McCarthy Boulevard
                           Milpitas, California 95035
                           Telephone: (408) 944-6300
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

     LARRY W. SONSINI, ESQ.            JACQUELINE DAUNT, ESQ.            JENNIFER BELLAH, ESQ.
      AARON J. ALTER, ESQ.               Fenwick & West LLP           Gibson, Dunn & Crutcher LLP
Wilson Sonsini Goodrich & Rosati        Two Palo Alto Square             333 South Grand Avenue
    Professional Corporation        Palo Alto, California 94306      Los Angeles, California 90071
       650 Page Mill Road                  (415) 494-0600                    (213) 229-7000
Palo Alto, California 94304-1050
         (415) 493-9300

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
      AS PROMPTLY AS PRACTICABLE AFER THIS REGISTRATION STATEMENT BECOMES
        EFFECTIVE AND THE EFFECTIVE TIME OF THE MERGER DESCRIBED HEREIN.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding Company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-4


        FORM S-4 REGISTRATION STATEMENT ITEM AND HEADING                         LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
(Information about the Transaction)

       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Facing Page; Cross-Reference Sheet; Outside Front
                                                                   Cover Page

       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages

       3.  Risk Factors, Ratio of Earnings to Fixed Charges and
            Other Information...................................  Summary; Risk Factors; Unaudited Selected Pro Forma
                                                                   Combined Financial Data; Comparative Per Share Data;
                                                                   Approval of the Merger and Related Transactions;
                                                                   Information Concerning C-Cube; Information
                                                                   Concerning DiviCom; DiviCom Consolidated Financial
                                                                   Statements

       4.  Terms of the Transaction.............................  Summary; Approval of the Merger and Related
                                                                   Transactions; Comparison of Capital Stock

       5.  Pro Forma Financial Information......................  Summary; Unaudited Selected Pro Forma Combined
                                                                   Financial Data

       6.  Material Contacts with the Company Being Acquired....  Approval of the Merger and Related Transactions

       7.  Additional Information Required for Reoffering by
            Persons and Parties Deemed to Be Underwriters.......                            *

       8.  Interests of Named Experts and Counsel...............  Legal Matters; Experts

       9.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................                            *

(Information about the Registrant)

      10.  Information with Respect to S-3 Registrants..........  Summary; Introduction; Risk Factors; Approval of the
                                                                   Merger and Related Transactions; Information
                                                                   Concerning C-Cube; Selected Consolidated Financial
                                                                   Data of C-Cube; C-Cube Management's Discussion and
                                                                   Analysis of Financial Condition and Results of
                                                                   Operations; Management of C-Cube; C-Cube
                                                                   Stockholders; Comparison of Capital Stock; C-Cube
                                                                   Consolidated Financial Statements

      11.  Incorporation of Certain Information by Reference....                            *


- ------------------------
*Not Applicable.

        FORM S-4 REGISTRATION STATEMENT ITEM AND HEADING                         LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
      12.  Information with Respect to S-2 or S-3 Registrants...                            *
      13.  Incorporation of Certain Information by Reference....                            *
      14.  Information with Respect to Registrants Other Than
            S-3 or S-2 Registrants..............................                            *

         (Information about the Company being Acquired)

      15.  Information with Respect to S-3 Companies............                            *

      16.  Information with Respect to S-2 or S-3 Companies.....                            *

      17.  Information with Respect to Companies Other Than S-3
            or S-2 Companies....................................  Summary; Risk Factors; Approval of the Merger and
                                                                   Related Transactions; Information Concerning
                                                                   DiviCom; Selected Consolidated Financial Data of
                                                                   DiviCom; DiviCom Management's Discussion and
                                                                   Analysis of Financial Condition and Results of
                                                                   Operations; Management of DiviCom; DiviCom
                                                                   Stockholders; Comparison of Capital Stock; DiviCom
                                                                   Consolidated Financial Statements

              (Voting and Management Information)

      18.  Information if Proxies, Consents or Authorizations
            are to be Solicited.................................  Summary; Introduction; DiviCom Meeting; Approval of
                                                                   the Merger and Related Transactions; Management of
                                                                   C-Cube; Management of DiviCom

      19.  Information if Proxies, Consents or Authorizations
            are not to be Solicited or in an Exchange Offer.....                            *


- ------------------------
*Not Applicable.

                          [LETTERHEAD OF DIVICOM INC.]


                                                                  August 8, 1996


Dear Stockholder:


    A special meeting of stockholders of DiviCom Inc. ("DiviCom") will be held on August 28, 1996 at 9:00 a.m., local time, at DiviCom's facility located at 1585 Barber Lane, Milpitas, California 95035.



    At this special meeting, you will be asked to consider and vote upon the approval and adoption of an Agreement and Plan of Reorganization, dated as of May 28, 1996, as amended, (the "Reorganization Agreement"), among C-Cube Microsystems Inc. ("C-Cube"), its wholly owned subsidiary, C-Cube Acquisition Corp. ("Merger Sub"), DiviCom and certain principal stockholders of DiviCom, providing for the merger of DiviCom with Merger Sub (the "Merger"), as described in the Notice of Special Meeting of Stockholders following this letter (the "Notice") and the accompanying Prospectus/Proxy Statement. In addition, as described in the Notice and the Prospectus/Proxy Statement, you will be asked to consider and vote upon three amendments to DiviCom's Certificate of Incorporation (the "Certificate Amendments").


    You are also requested to mark the enclosed proxy card to elect whether to receive solely C-Cube Common Stock or a combination of cash and C-Cube Common
Stock in exchange for your DiviCom vested Common Stock as a result of the Merger. In the event you make no election, you will receive cash and C-Cube Common Stock in exchange for your DiviCom vested Common Stock. As described in detail in the Prospectus/Proxy Statement, the exact amounts of cash and C-Cube Common Stock received by a stockholder that has not made a "stock only" election will vary depending on the total number of DiviCom stockholders that make a "stock only" election.

    As a result of the Merger, all outstanding vested shares of DiviCom Common Stock that have not made a "stock only" election and all outstanding DiviCom Preferred Stock will be converted into the right to receive an amount of cash from C-Cube and a fraction of a share of C-Cube Common Stock, all outstanding unvested shares of DiviCom Common Stock or vested shares as to which a "stock only" election has been made will be converted into the right to receive a fraction of a share of C-Cube Common Stock and all outstanding, unvested options to acquire DiviCom Common Stock will be assumed by C-Cube and will become exercisable for shares of C-Cube Common Stock. Upon completion of the Merger, DiviCom will be a wholly owned subsidiary of C-Cube.


    DiviCom's Board of Directors has unanimously approved the Certificate Amendments, the Reorganization Agreement and the transactions contemplated thereby. On the day before signing the Reorganization Agreement, C-Cube's stock closed at $46.75. Since that date, C-Cube's stock has traded down to $23.375 and closed at $31.125 on the day before the printing of this proxy statement. Pursuant to the Reorganization Agreement, the DiviCom stockholders will receive, in the aggregate, consideration valued at at least $127,272,720, consisting of $70,000,000 in cash and at least $57,272,720 of C-Cube Common Stock, or at least $3.56 per share. Although this is a marked decline from the $195 million value at the time DiviCom signed the Reorganization Agreement, the Board has determined that the Merger is in the best interests of DiviCom and its stockholders. After careful consideration, the Board of Directors unanimously recommends a vote in favor of approval and adoption of the Certificate Amendments and the Reorganization Agreement because of its continued belief in the long-term value of the C-Cube stock and the potential synergies presented by the combination of the two companies. DiviCom will resolicit your approval of the Merger if C-Cube's Common Stock price is $18 or less immediately prior to the Closing. If the Merger is approved and consummated, you will receive detailed information on how to transmit your DiviCom share certificates to obtain your cash (if applicable) and shares of C-Cube Common Stock representing the Merger consideration. Please note that certain major stockholders of DiviCom beneficially owning a total of 96% of the Series A Preferred Stock, 100% of the Series B Preferred Stock and 47% of Common Stock of DiviCom outstanding as of the Record Date, have agreed to vote in favor of the Reorganization Agreement, the Merger and the Certificate Amendments. As a result of their agreement, DiviCom believes it is assured of its ability to obtain the necessary votes for the Reorganization Agreement, the Merger and the Certificate Amendments. Please read the Prospectus/Proxy Statement carefully prior to voting.


    TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT IN THE ENCLOSED PREPAID ENVELOPE. You may revoke your proxy at any time before it has been voted, and if you attend the meeting you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          Nolan Daines
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  DIVICOM INC.

                              1708 McCarthy Blvd.
                           Milpitas, California 95035

                           NOTICE OF SPECIAL MEETING
                                OF STOCKHOLDERS


                         To be held on August 28, 1996


TO THE STOCKHOLDERS:


    A Special Meeting of Stockholders of DiviCom Inc., a Delaware corporation ("DiviCom"), will be held on August 28, 1996, at 9:00 a.m., local time, at DiviCom's facility located at 1585 Barber Lane, Milpitas, California 95035 (the "DiviCom Meeting").


    At the DiviCom Meeting, DiviCom stockholders will be asked to consider and vote upon the following proposals:


        (1) to approve and adopt the Agreement and Plan of Reorganization and Merger dated as of May 28, 1996, as amended (the "Reorganization
    Agreement"), entered into among C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), C-Cube Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of C-Cube ("Merger Sub"), DiviCom and certain principal stockholders of DiviCom in which C-Cube is to pay an aggregate of at least $127,272,720, consisting of $70,000,000 in cash and at least $57,272,720 of C-Cube Common Stock. The Reorganization Agreement provides that (i) DiviCom will be merged with and into Merger Sub, with Merger Sub remaining as the surviving corporation and a wholly owned subsidiary of
    C-Cube (the "Merger"); (ii) each outstanding vested share (I.E., those shares not subject to a right of repurchase) of DiviCom Preferred Stock and Common Stock (other than shares dissenting from the Merger or Vested Common Stock that has elected to receive "stock only" consideration) will be converted into the right to receive consideration valued at at least $3.56 per share. Each such share shall receive an amount of cash equal to at least $2.16 and a fraction of a share of C-Cube Common Stock having a value of at least $1.40 per share and (iii) each outstanding unvested share of DiviCom Common Stock, or Vested Common Stock as to which a "stock only" election has been made, will be converted into the right to receive a fraction of a share of C-Cube Common Stock valued at at least $3.56 per share. If holders of vested shares elect to receive "stock only" consideration, the cash per share paid to the holders of vested shares who do not make such an election will increase and the portion of the consideration paid in C-Cube Common Stock will decline. The Merger is more fully described in the Reorganization Agreement attached as Annex A to the accompanying Prospectus/Proxy Statement.



        (2) to amend Article V(A)(i)(c) of Divicom's Certificate of Incorporation to (i) ensure that the Merger is not treated as a liquidation for which the holders of Preferred Stock will receive a liquidation preference.



        (3) to delete Article IV(A)(i)(c) of DiviCom's Certificate of Incorporation to remove the right of the holders of DiviCom Series A Preferred Stock upon dissolution to buy certain DiviCom technology for $1.00 and other DiviCom assets at fair market value, and



        (4) to delete Article V of DiviCom's Certificate of Incorporation to delete the preemptive rights provision contained therein (such amendments collectively constitute the "Certificate Amendments").

    Only stockholders of record at the close of business on July 31, 1996 are entitled to notice of, and to vote at, the DiviCom Meeting, or at any continuance(s) or adjournment(s) thereof. APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE CERTIFICATE AMENDMENTS REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF DIVICOM COMMON STOCK AND PREFERRED STOCK, VOTING TOGETHER, AND A TWO-THIRDS MAJORITY OF THE PREFERRED STOCK, VOTING SEPARATELY.


                                          By Order of the Board of Directors,

                                          /s/ Nolan Daines

                                          Nolan Daines
                                          PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                          DIRECTOR


Milpitas, California
August 8, 1996


IMPORTANT: EVEN IF YOU PLAN TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE, SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE POSTAGE PAID ENVELOPE PROVIDED TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO EVEN IF YOU HAVE PREVIOUSLY SENT IN YOUR PROXY.

[C-CUBE LOGO]                                                     [DIVICOM LOGO]

                           PROSPECTUS/PROXY STATEMENT

                                3,180,412 SHARES

                     C-CUBE MICROSYSTEMS INC. COMMON STOCK


    This Prospectus/Proxy Statement constitutes the Prospectus of C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), with respect to up to 3,180,412 shares of its Common Stock, $0.001 par value ("C-Cube Common Stock"), to be issued in connection with the proposed merger (the "Merger") of DiviCom Inc., a Delaware corporation ("DiviCom"), with and into C-Cube Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of C-Cube ("Merger Sub"), pursuant to the terms set forth in the Agreement and Plan of
Reorganization, dated as of May 28, 1996, as amended (the "Reorganization Agreement"), among C-Cube, Merger Sub, DiviCom and certain principal stockholders of DiviCom. The Common Stock of DiviCom is herein referred to as "DiviCom Common Stock," and the Series A Preferred Stock and Series B Preferred Stock of DiviCom are collectively herein referred to as "DiviCom Preferred Stock." DiviCom Common Stock and DiviCom Preferred Stock are collectively herein referred to as "DiviCom Capital Stock." The DiviCom Preferred Stock will be converted directly into the right to receive C-Cube Common Stock as a result of the Merger. As a result of the Merger, (i) all of the outstanding vested shares of DiviCom Common Stock that have not elected to receive "stock only" consideration will be converted into the right to receive an amount of cash and a number of shares of C-Cube Common Stock, (ii) each outstanding unvested share of DiviCom Common Stock (I.E., subject to repurchase by DiviCom) and vested share as to which a "stock only" election has been made will be converted into a right to receive a fraction of a share of C-Cube Common Stock (subject to a right of repurchase by C-Cube), (iii) all outstanding unvested options to acquire shares of DiviCom Common Stock will be assumed by C-Cube and thereafter be exercisable for shares of C-Cube Common Stock, and (iv) all outstanding vested options to acquire shares of DiviCom Common Stock will be canceled. Each share of vested DiviCom Capital Stock that has not elected to receive "stock only" consideration exchanged in the Merger will be converted into the right to receive at least $3.56 in consideration, consisting of at least $2.16 in cash and the right to receive C-Cube Common Stock valued at at least $1.40. Each unvested share of DiviCom Common Stock and vested shares of Common Stock as to which a "stock only" election has been made exchanged in the Merger will be converted into the right to receive C-Cube Common Stock valued at at least $3.56. See "Approval of the Merger and Related Transactions -- Manner and Basis of Converting Shares." In connection with the Merger, 10% of the shares of C-Cube Common Stock otherwise issuable to Significant Stockholders (as defined herein) of DiviCom Capital Stock by virtue of the Merger (the "Escrow Shares") will be placed into escrow and held as security for losses incurred by C-Cube in the event of certain breaches by DiviCom of the representations or warranties contained in the Reorganization Agreement. See "Approval of the Merger and Related Transactions -- Escrow Fund." Holders of DiviCom Capital Stock who do not vote in favor of the Merger may, under certain circumstances and by following prescribed statutory procedures, receive solely cash for their shares. See "Terms of the Merger -- Appraisal and Dissenters' Rights."



    This Prospectus/Proxy Statement also constitutes the Proxy Statement of DiviCom with respect to the Special Meeting of Stockholders of DiviCom scheduled to be held at 9:00 a.m. on August 28, 1996 (the "DiviCom Meeting"), and at any adjournment or postponement made thereof. At the DiviCom Meeting, the DiviCom stockholders will be asked to vote on (1) approval of the Reorganization Agreement and the Merger and (2) approval of certain amendments of DiviCom's
Certificate of Incorporation. This Prospectus/Proxy Statement and the accompanying form of proxy are first being mailed to the stockholders of DiviCom on or about August 8, 1996.



    Certain major stockholders of DiviCom have agreed to vote in favor of the Reorganization Agreement, Merger and the Certificate Amendments pursuant to the terms of the Voting Agreement. As a result of such stockholders' concurrence, DiviCom has a sufficient number of stockholder votes to approve the Reorganization Agreement, Merger and the Certificate Amendments.



    SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY DIVICOM STOCKHOLDERS IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE DIVICOM MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY.


NEITHER THIS TRANSACTION NOR THE SECURITIES OF C-CUBE OFFERED HEREBY HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS AUGUST 8, 1996.

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................     1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................     1
TRADEMARKS................................................................     2
FORWARD-LOOKING STATEMENTS................................................     2
SUMMARY...................................................................     3
  The Companies...........................................................     3
  Special Meeting of DiviCom Stockholders.................................     3
  The Merger..............................................................     4
  The Certificate Amendments..............................................    10
  Unaudited Selected Pro Forma Combined Financial Data....................    11
  Comparative Per Share Data..............................................    12
RISK FACTORS..............................................................    13
  Uncertainties Relating to Integration of Operations.....................    13
  Potential Dilutive Effect to Stockholders...............................    13
  Volatility of C-Cube Stock Price........................................    14
  Limited Effect on Exchange Ratio of C-Cube Common Stock.................    14
  Attraction and Retention of Key Employees; Dependence on Key
   Employees..............................................................    14
  Dependence on Emerging Markets..........................................    15
  Fluctuations in Operating Results.......................................    15
  Changing Product Mix; Increasing Dependence on Decoder Products.........    16
  Dependence on New Product Development; Rapid Technological Change.......    17
  Potential for Product Recall............................................    18
  Dependence on Wafer Suppliers and Subcontractors........................    18
  Dependence on Certain Customers.........................................    19
  Possible Transactions to Obtain Additional Manufacturing Capacity;
   Future Capital Needs...................................................    19
  Competition.............................................................    19
  Intellectual Property Protection and Disputes...........................    20
  Management of Growth....................................................    21
  Risks Associated with International Business Activities.................    21
  Tax Treatment...........................................................    22
  Limited History of C-Cube Profitability.................................    22
  Anti-Takeover Effect of Certain Charter Provisions......................    22
INTRODUCTION..............................................................    23
DIVICOM MEETING...........................................................    23
  Date, Time and Place....................................................    23
  Record Date and Outstanding Shares; Quorum..............................    23
  Voting of Proxies.......................................................    23
  Vote Required...........................................................    24
  Abstentions.............................................................    24
  Expenses; Solicitation of Proxies.......................................    24
  Appraisal and Dissenters' Rights........................................    24
  Certificate Amendments..................................................    24
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS...........................    26
  Joint Reasons For the Merger............................................    26
  C-Cube's Reasons For the Merger.........................................    27
  DiviCom's Reasons For the Merger........................................    27

                                                                            PAGE
                                                                            ----
  DiviCom Board Recommendation of Approval of the Merger..................    28
  Material Contacts.......................................................    29
TERMS OF THE MERGER.......................................................    32
  Effective Time..........................................................    32
  Overview of Merger Consideration and Exchange Ratios....................    32
  Manner and Basis of Converting Shares...................................    34
  Stock Ownership Following the Merger....................................    36
  Employee Benefit Plans..................................................    37
  Escrow Fund.............................................................    37
  Legal Structure of the Merger...........................................    38
  Conduct of DiviCom's Business Prior to the Merger.......................    38
  No Solicitation.........................................................    40
  Expenses................................................................    40
  Conditions to the Merger................................................    40
  Termination of Reorganization Agreement.................................    42
  Transition Agreement....................................................    43
  Registration Rights Agreement...........................................    44
  Voting Agreement........................................................    44
  Noncompetition Agreements...............................................    45
  Affiliate Agreements....................................................    45
  Certain Benefits to DiviCom Management and Employees....................    45
  Certain Federal Income Tax Considerations...............................    46
  Governmental and Regulatory Approvals...................................    48
  Accounting Treatment....................................................    48
  Appraisal and Dissenters' Rights........................................    49
C-CUBE AND DIVICOM UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
 STATEMENTS...............................................................    51
INFORMATION CONCERNING C-CUBE.............................................    56
  The Company.............................................................    56
  Background..............................................................    56
  Markets and Applications................................................    57
  Dependence on Emerging Markets..........................................    60
  Products................................................................    61
  Customers...............................................................    65
  Research and Development................................................    65
  Sales and Marketing.....................................................    66
  International Business Activities.......................................    66
  Manufacturing...........................................................    67
  Competition.............................................................    69
  Intellectual Property and Licenses......................................    70
  Employees...............................................................    71
  Facilities..............................................................    71
  Legal Proceedings.......................................................    71
  Acquisitions............................................................    71
  C-Cube Stock Price and Dividend Information.............................    72
  Dividend Policy.........................................................    72
SELECTED CONSOLIDATED FINANCIAL DATA OF C-CUBE............................    73
C-CUBE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................    74
  Overview................................................................    74

                                                                            PAGE
                                                                            ----
  Results of Operations...................................................    74
  Factors that May Affect Future Results..................................    80
  Liquidity and Capital Resources.........................................    81
MANAGEMENT OF C-CUBE......................................................    83
  Executive Officers and Directors........................................    83
  Executive Compensation..................................................    86
  Summary Compensation Table..............................................    86
  Option Grants in Last Fiscal Year.......................................    87
  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End
   Option Values..........................................................    87
  Certain Relationships and Transactions of C-Cube........................    88
C-CUBE STOCKHOLDERS.......................................................    89
INFORMATION CONCERNING DIVICOM............................................    91
  Background..............................................................    91
  Business Model..........................................................    92
  Markets and Applications................................................    92
  Relevant Standards......................................................    92
  Products................................................................    93
  Customers...............................................................    95
  Marketing and Sales.....................................................    95
  Manufacturing...........................................................    96
  Research and Development................................................    97
  Competition.............................................................    97
  Proprietary Rights......................................................    98
  Employees...............................................................    98
  Facilities..............................................................    99
SELECTED CONSOLIDATED FINANCIAL DATA OF DIVICOM...........................   100
DIVICOM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................   101
  Overview................................................................   101
  Results of Operations...................................................   101
  Year to Year Comparisons................................................   101
  Comparison of Six Months Ended June 30, 1995 and June 30, 1996..........   102
  Liquidity and Capital Resources.........................................   103
MANAGEMENT OF DIVICOM.....................................................   104
  Executive Officers and Senior Management................................   104
  Executive Compensation..................................................   105
  Summary Compensation Table..............................................   105
  Option Grants in Last Fiscal Year.......................................   106
  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End
   Option Values..........................................................   106
  Certain Transactions of DiviCom.........................................   107
DIVICOM STOCKHOLDERS......................................................   108
COMPARISON OF CAPITAL STOCK...............................................   109
  Description of C-Cube Capital Stock.....................................   109
  Description of DiviCom Capital Stock....................................   109
COMPARISON OF RIGHTS OF HOLDERS OF C-CUBE COMMON STOCK AND HOLDERS OF
 DIVICOM CAPITAL STOCK....................................................   111
EXPERTS...................................................................   111
LEGAL MATTERS.............................................................   111

                                                                            PAGE
                                                                            ----
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS................................   F-1
ANNEX A -- Amended and Restated Agreement and Plan of Reorganization dated as of May 28, 1996, among C-Cube Microsystems Inc., C-Cube
          Acquisition Corp., DiviCom Inc., SAGEM S.A., SAGEM
          International, Tregor Electronique S.A. and Iena International
          S.A.............................................................   A-1
ANNEX B -- Section 262 of the Delaware General Corporation Law --
          Appraisal Rights................................................   B-1
ANNEX C -- Amended and Restated Certificate of Incorporation of DiviCom...   C-1

                             AVAILABLE INFORMATION

    C-Cube   is  subject  to  the  information  reporting  requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    C-Cube has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    All documents filed by C-Cube with the Commission (File No. 0-23596) pursuant to the Exchange Act following the date of this Prospectus/Proxy Statement and prior to the date of the DiviCom Meeting, as defined below, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act are incorporated herein by reference.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus/Proxy Statement, except as so modified or superseded.


    To the extent that this Prospectus/Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith, C-Cube will provide without charge to each person to whom this Prospectus/Proxy Statement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus/Proxy Statement (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Mr. James G. Burke, Chief Financial Officer, C-Cube Microsystems Inc., 1778 McCarthy Boulevard, Milpitas, California 95035, telephone number (408) 944-6300. In order to ensure timely delivery of the documents, such requests should be made by August 21, 1996.


    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THESE MATTERS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY C-CUBE OR DIVICOM. NEITHER THE DELIVERY HEREOF NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION

THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                                   TRADEMARKS

    This Prospectus/Proxy Statement contains trademarks of C-Cube and DiviCom and may contain certain other trademarks.

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    This Prospectus/Proxy Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth herein. In connection with forward-looking statements which appear in this discussion, stockholders of DiviCom should carefully review the factors set forth in this Prospectus/Proxy Statement under "Risk Factors."

                                    SUMMARY

    THE FOLLOWING CONTAINS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/ PROXY STATEMENT. THIS SUMMARY DOES NOT CONTAIN A COMPLETE STATEMENT OF ALL MATERIAL ELEMENTS OF THE PROPOSALS TO BE VOTED ON AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT AND IN THE INFORMATION AND DOCUMENTS ANNEXED HERETO AND TO THE EXTENT INCORPORATED HEREIN BY REFERENCE.

THE COMPANIES

    C-CUBE MICROSYSTEMS INC. C-Cube Microsystems Inc., a Delaware corporation ("C-Cube"), designs and markets integrated circuits and software that implement international standards for digital video and audio compression. Compression allows digital video to be used in fast-growing applications such as CD-based consumer electronics, digital video networks and multimedia computing. Unless the context requires otherwise, the term "C-Cube" refers to C-Cube Microsystems Inc. and its subsidiaries.

    C-Cube was incorporated in California in 1988 and was reincorporated in Delaware in 1994. C-Cube's executive offices are located at 1778 McCarthy Boulevard, Milpitas, California 95035, and its telephone number at that address is (408) 944-6300.

    C-CUBE ACQUISITION CORP. C-Cube Acquisition Corp., a Delaware corporation ("Merger Sub") is a corporation recently organized by C-Cube for the purpose of effecting the Merger. It has no material assets and has not engaged in any activities except in connection with the Merger. Merger Sub's executive offices are located at 1778 McCarthy Boulevard, Milpitas, California 95035, and its telephone number at that address is (408) 944-6300.

    DIVICOM INC. DiviCom Inc., a Delaware corporation ("DiviCom"), develops and integrates products and systems for digital video networking. DiviCom's products include audio, video and data encoding and decoding systems and integration services. Based on the MPEG 2 international standard for the representation of compressed digital video and the DVB international standard for interoperability of digital video systems, DiviCom's products enable digital video broadcasting over a variety of networks, including satellite, wireless, fiber, cable and twisted-pair wiring.

    DiviCom was incorporated in Delaware in 1993. DiviCom's executive offices are located at 1708 McCarthy Boulevard, Milpitas, California 95035, and its telephone number at that address is (408) 944-6700.

SPECIAL MEETING OF DIVICOM STOCKHOLDERS


    TIME, DATE, PLACE AND PURPOSE. A special meeting of DiviCom stockholders will be held on August 28, 1996, at 9:00 a.m., local time at DiviCom's facility located at 1585 Barber Lane, Milpitas, California (the "DiviCom Meeting"). The purpose of the DiviCom Meeting is (i) to consider and vote upon a proposal to approve and adopt the Reorganization Agreement and approve the Merger, and (ii) to consider and vote upon a proposal approving amendments to DiviCom's Certificate of Incorporation (collectively, the "Certificate Amendments") (x) to ensure that the Merger is not treated as a liquidation for which holders of DiviCom Preferred Stock will receive a liquidation preference, and (y) to delete the right of the holders of Series A Preferred Stock to buy certain DiviCom technology for $1.00 upon a dissolution of DiviCom, and (z) to delete the preemptive rights provision contained in DiviCom's Certificate of Incorporation. A copy of DiviCom's Restated Certificate of Incorporation reflecting the Certificate Amendments is attached as Annex C.



    RECORD DATE AND VOTE REQUIRED. Only DiviCom stockholders of record at the close of business on July 31, 1996 (the "DiviCom Record Date") are entitled to notice of and to vote at the DiviCom Meeting. Under Delaware law and the charter documents of DiviCom, approval and adoption of the Reorganization Agreement, approval of the Merger and approval of the Certificate Amendments require the affirmative vote of (i) holders of a majority of the outstanding shares of DiviCom Common Stock and DiviCom Preferred Stock, voting together as a single class, and (ii) holders of a two-thirds majority of the outstanding shares of DiviCom Preferred Stock, voting separately as a single class. SAGEM S.A., SAGEM International and Tregor Electronique S.A., each of which is organized under the laws of France, and Iena International S.A., which is organized under the laws of Luxembourg (collectively, the "SAGEM Entities"), are affiliated companies that own collectively as of the DiviCom Record Date 96% of the Series A Preferred Stock, 100% of the Series B Preferred Stock and 21.60% of the outstanding Common Stock of DiviCom. SAGEM S.A. is the parent or a majority shareholder of each of the other SAGEM Entities. The SAGEM Entities have agreed to vote their shares in favor of approval of the Merger and the Certificate Amendments, as has the Chief Executive Officer of DiviCom (who beneficially owns a total of 1,877,895 shares of DiviCom Common Stock representing 17.07% of the Common Stock of DiviCom as of July 31, 1996). In addition, C-Cube and its affiliates hold 3.6% of the Series A Preferred Stock and 12.5% of the Common Stock of DiviCom and intend to vote in favor of the Merger and the Certificate Amendments. Therefore, assuming that such stockholders vote as described above, the Merger and the Certificate Amendments will be approved at the DiviCom Meeting.



    As of the DiviCom Record Date, there were 131 stockholders of record of DiviCom Common Stock and five stockholders of record of DiviCom Preferred Stock.



    On August 8, 1996, a notice meeting the requirements of Delaware law was mailed to all DiviCom stockholders of record as of the DiviCom Record Date.


THE MERGER


    TERMS OF THE MERGER. As a result of the Merger, the maximum number of shares of C-Cube Common Stock to be issued (including C-Cube Common Stock to be reserved for issuance upon exercise of any of DiviCom's options assumed by C-Cube) in exchange for the acquisition by C-Cube of all outstanding DiviCom Capital Stock and all then-outstanding unvested options to acquire DiviCom Capital Stock will be 2,680,412, unless the Closing Price on the day before the closing of the Merger (the "Closing Price") of C-Cube Common Stock is greater than $18.00 and less than or equal to $21.37, in which event the maximum number of shares of C-Cube Common Stock to be issued in the Merger could be up to 3,180,412, and the minimum number of shares of C-Cube Common Stock to be issued in the Merger will be 2,412,321. No adjustment will be made in the number of shares of C-Cube Common Stock issued in the Merger as a result of any cash proceeds received by DiviCom from the date of execution of the Reorganization Agreement to the closing date of the Merger pursuant to the exercise of options to acquire DiviCom Capital Stock. The aggregate cash consideration to be paid in such exchange will be $70 million and the aggregate C-Cube Common Stock issued in the Merger will have a value of at least $57,272,720.


    Subject to the terms and conditions of the Reorganization Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, DiviCom or the holder of any shares of DiviCom Capital Stock, the following will occur:


    CONVERSION OF DIVICOM CAPITAL STOCK. Each share of DiviCom Capital Stock, whether Preferred or Common, issued and outstanding immediately prior to the Effective Time that is not subject to a right of repurchase at original purchase price (a "vested share") (other than shares held by a holder who has elected to receive "stock only" consideration in the Merger or who has exercised and perfected dissenters' rights for such shares in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL") and who has not withdrawn or lost such rights ("Dissenting Shares")) will be canceled and extinguished and be converted automatically into the right to receive that fraction of a share of C-Cube Common Stock equal to the Vested Exchange Ratio (as defined below), and the Per-Share Cash Amount (as defined below) upon surrender of the certificate representing such share of DiviCom Capital Stock in the manner provided in a letter of transmittal to be sent to each record holder of DiviCom Capital Stock prior to the Effective Time (a "Letter of Transmittal"). Each share of DiviCom Capital Stock issued and outstanding immediately prior to the Effective Time that is subject to a right of repurchase at original purchase price (an "unvested share") or each vested share as to which a "stock only" election has been made (other than any Dissenting

Shares) will be canceled and extinguished and be converted automatically into the right to receive that fraction of a share of C-Cube Common Stock equal to the Unvested Exchange Ratio (as defined below), upon surrender of the certificate representing such share of DiviCom Capital Stock in the manner provided in the Letter of Transmittal. Rights to receive C-Cube Common Stock in respect of DiviCom Capital Stock pursuant to the Reorganization Agreement will be subject to the escrow provisions of the Reorganization Agreement described under the section entitled "Terms of the Merger -- Escrow Fund" below.


    Each share of vested DiviCom Capital Stock on the Closing Date that has not elected to receive "stock only" in the Merger will be converted into a right to receive a Per-Share Cash Amount of at least $2.16 per share and C-Cube Common Stock with a value of at least $1.40 for each share of DiviCom Capital Stock (meaning that each holder would receive at least one share of C-Cube stock for every approximately 15.7 shares of such vested DiviCom Capital Stock). The actual exchange ratio will depend on the number of vested shares of DiviCom Capital Stock outstanding immediately prior to the Effective Time, the number of vested shares that elect to receive "stock only" consideration and the Average Price of the C-Cube stock.



    If holders of DiviCom vested shares elect to receive "stock only" consideration, the Per-Share Cash Amount received by those holders receiving both cash and C-Cube stock will increase and the exchange ratio for such vested shares will decline, resulting in such holders receiving a larger proportion of their consideration in cash and a smaller proportion in C-Cube stock. Assuming a C-Cube Average Price of $25.75 (which assumption is not assured), if only certain affiliates holding in the aggregate 28,042,336 shares were to elect to receive both stock and cash in the Merger, it could result in them receiving a Per-Share Cash Amount of approximately $2.50 in cash and C-Cube Common Stock valued at $1.39. See "Terms of the Merger -- Overview of Merger Consideration -- Exchange Ratios."



    Each share of unvested DiviCom Capital Stock and each share of vested DiviCom Common Stock as to which a "stock only" election has been made will be converted into C-Cube Common Stock valued at at least $3.56. In other words, each holder would receive at least one share of C-Cube stock for every 9.6 shares of unvested DiviCom Capital Stock and vested DiviCom Common Stock that has elected to receive "stock only" consideration. Vesting will continue pursuant to the original DiviCom vesting schedule and C-Cube will continue to have the right to repurchase unvested shares at the original purchase price upon termination of employment.



    For a more detailed discussion of the calculation of the Vested Exchange Ratio, the Per-Share Cash Amount and the Unvested Exchange Ratio, see "Approval of the Merger and Related Transaction -- Overview of Merger -- Consideration and Exchange Ratios -- Manner and Basis of Converting Shares" below. The Vested Exchange Ratio and the Unvested Exchange Ratio will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, reorganization, recapitalization or other like change with respect to C-Cube Common Stock or DiviCom Capital Stock occurring after the date of execution of the Reorganization Agreement and prior to the Effective Time.


    No fraction of a share of C-Cube Common Stock will be issued, but in lieu thereof, each holder of shares of DiviCom Common Stock who would otherwise be entitled to a fraction of a share of C-Cube Common Stock (after aggregating all fractional shares of C-Cube Common Stock to be received by such holder) shall be entitled to receive from C-Cube an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction, multiplied by the Average Price.

    CONVERSION OF OPTION RIGHTS. Upon consummation of the Merger, each then outstanding option to purchase DiviCom Common Stock (each, a "DiviCom Option") granted under DiviCom's 1993 Stock Option Plan or its 1996 Stock Option Plan, to the extent such DiviCom Option is unvested, will be assumed by C-Cube and will automatically be converted into an option to purchase a number of shares of C-Cube Common Stock determined by multiplying the number of shares of DiviCom Common Stock subject to the unvested portion of the DiviCom Option by the Unvested Exchange Ratio, at an exercise price equal to the exercise price of the DiviCom Option at the time of the Merger divided by the Unvested Exchange Ratio, rounded down to the nearest whole cent. To avoid fractional shares, the number of shares of C-Cube Common Stock subject to an assumed DiviCom Option will be rounded down to the nearest whole share. Subject to the treatment of vested DiviCom Options described below, the other terms of the DiviCom Options, including vesting schedules, will remain unchanged.

    TERMINATION OF UNEXERCISED VESTED OPTIONS. The vested portion of DiviCom Options will not be assumed by C-Cube, nor is C-Cube substituting its options for such vested DiviCom Options. As a result, each DiviCom Option, to the extent it is vested and not exercised by the holder thereof prior to the consummation of the Merger, shall terminate and cease to be outstanding as of the consummation of the Merger.


    EFFECTIVE TIME OF THE MERGER. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of Delaware (the "Effective Time"). Assuming that the Reorganization Agreement is not terminated and that all conditions to the Merger are met or waived prior thereto, it is anticipated that the Effective Time will be on or about August 28, 1996.


    FORM S-8 REGISTRATION STATEMENT. C-Cube has agreed to file a Registration Statement on Form S-8 with the Commission, with respect to the issuance of shares of C-Cube Common Stock upon exercise of the assumed DiviCom Options, as soon as practicable after the Merger. See "Approval of the Merger and Related Transactions -- Manner and Basis of Converting Shares -- Stock Options."


    STOCK OWNERSHIP FOLLOWING THE MERGER. Based upon (i) the capitalization of DiviCom as of the close of business on July 31, 1996, (ii) the assumption that no holder of DiviCom Capital Stock elects to receive "stock only" consideration or exercises appraisal or dissenters' rights, (iii) a closing date of August 22, 1996, and (iv) an Average Price of $25.75 (the Closing Price of C-Cube Common Stock on July 22, 1996), an aggregate of approximately 2,386,443 shares of C-Cube Common Stock will be issued to DiviCom stockholders in the Merger. Based upon the number of shares of C-Cube Common Stock issued and outstanding as of May 31, 1996, and after giving effect to the issuance of C-Cube Common Stock as described in the previous sentence, the former holders of DiviCom Capital Stock would hold, and have voting power with respect to, approximately 6.7% of C-Cube's total issued and outstanding shares, and holders of former DiviCom Options would hold options exercisable for approximately 0.87% of C-Cube's total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages will change subsequent to July 31, 1996 and prior to the Effective Time, based on changes in the capitalization of DiviCom, and there can be no assurance as to the actual capitalization of C-Cube or DiviCom at the Effective Time.



    ESCROW FUND. In connection with the Merger, at the Effective Time, 10% of the shares of C-Cube Common Stock issuable by virtue of the Merger to each holder of at least 1% of the outstanding shares of DiviCom capital stock prior to the Merger on a fully diluted, as if converted to Common Stock, basis with respect to all options to acquire such stock (each a "Significant Stockholder") will be registered in the name of and deposited with Boston Equiserve, L.P. ("Boston Equiserve"), as escrow agent (the "Escrow Agent"), such deposit to constitute the escrow fund (the "Escrow Fund"). Such shares (the "Escrow Shares") shall be contributed to the Escrow Fund on behalf of each Significant Stockholder at the Effective Time in proportion to the aggregate number of shares of C-Cube Common Stock such holder would otherwise receive by virtue of the Merger (10% of the shares otherwise deliverable to each Significant Stockholder). No portion of the Escrow Fund will be contributed in respect of any options to acquire shares of DiviCom Capital Stock. The Escrow Shares will be held in escrow as security for any losses that C-Cube incurs or reasonably anticipates incurring by reason of willful breaches by DiviCom of representations or warranties contained in the Reorganization Agreement ("Losses"). Significant Stockholders will have voting rights with respect to the Escrow Shares while in escrow. C-Cube may not receive any shares from the Escrow Fund unless and until Losses in excess of $2,000,000 have been suffered, in which case C-Cube may recover from the Escrow Fund an amount of Escrow Shares with a value equal to such Losses. For the purpose of compensating C-Cube for its losses, the Escrow Shares shall be valued at the average of the Closing Prices of C-Cube Common

Stock for the five consecutive trading days ending two days prior to the date such shares are delivered to C-Cube out of the Escrow Fund. Subject to resolution of unsatisfied claims of C-Cube, the Escrow Fund shall terminate 270 days following the closing date of the Merger. The rights of Significant Stockholders to receive Escrow Shares upon the termination of the Escrow Fund will not be evidenced other than by the Reorganization Agreement. The shares of C-Cube Common Stock subject to the escrow may be voted by the Significant Stockholders and, subject to the effect of the escrow and other applicable transfer restrictions (including the Affiliate Agreements), may be transferred by the Significant Stockholders.

    BY APPROVING THE REORGANIZATION AGREEMENT, DIVICOM STOCKHOLDERS WILL BE DEEMED TO HAVE CONSENTED TO THE APPOINTMENT OF NOLAN DAINES, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF DIVICOM, AND CAROLINE DE PUYSEGUR, A REPRESENTATIVE OF THE SAGEM ENTITIES, TO ACT AS SECURITYHOLDER AGENTS ON BEHALF OF DIVICOM'S
SIGNIFICANT STOCKHOLDERS TO AUTHORIZE DELIVERY OF SHARES HELD IN ESCROW TO C-CUBE IN SATISFACTION OF CLAIMS BROUGHT BY C-CUBE FOR LOSSES, TO OBJECT TO SUCH DELIVERIES, AGREE TO, NEGOTIATE AND ENTER INTO SETTLEMENTS AND COMPROMISES WITH RESPECT TO SUCH CLAIMS, AND TAKE CERTAIN OTHER ACTIONS ON BEHALF OF DIVICOM'S SIGNIFICANT STOCKHOLDERS. SEE ARTICLE VII OF THE REORGANIZATION AGREEMENT FOR A MORE DETAILED EXPLANATION OF THE ESCROW FUND AND RIGHTS WITH RESPECT THERETO.


    MARKET PRICE DATA. C-Cube Common Stock has been traded on Nasdaq under the symbol "CUBE" since C-Cube's initial public offering in April 1994. On May 28, 1996, the last trading day before the announcement by C-Cube and DiviCom that they had signed the Reorganization Agreement, the closing price of C-Cube Common Stock as reported on Nasdaq was $46.75 per share. Immediately following the Merger, C-Cube Common Stock will continue to be traded on Nasdaq under the symbol "CUBE." On August 6, 1996, the closing price of C-Cube Common Stock as reported on Nasdaq was $31.125 per share. There can be no assurance as to the actual price of C-Cube Common Stock prior to, at or at any time following the Effective Time. See "Risk Factors" and "C-Cube -- C-Cube Stock Information."


    No established trading market exists for DiviCom Capital Stock.

    REASONS FOR THE MERGER. In the discussions that led to the signing of the Reorganization Agreement, C-Cube and DiviCom each identified a number of potential benefits resulting from the Merger. C-Cube's reasons for the Merger include the ability to leverage DiviCom's expertise in areas related to C-Cube's core competency in video compression, the potential for increased sales of C-Cube decoder products and the potential to enhance C-Cube's understanding of its customers' systems requirements. DiviCom's reasons for the Merger include leveraging C-Cube's marketing and efforts to promote standards-based solutions, increased access to C-Cube's video compression technology and increased stockholder liquidity. Joint reasons for the Merger include the ability to combine the expertise of the two companies to service the emerging video networking market, to more effectively enable and cost reduce end-to-end video networking solutions as well as the prospect for joint development of next generation consumer products combining storage-based and transmission-based video compression technologies. DiviCom's Board of Directors also considered potential negative factors relating to the Merger, including management disruptions, potential loss of revenue, the volatility of C-Cube Common Stock, and the risks that the desired benefits of the Merger might not be achieved. See "Approval of the Merger and Related Transactions."

    RECOMMENDATION OF DIVICOM BOARD OF DIRECTORS. The Board of Directors of DiviCom (the "DiviCom Board") has unanimously approved the Reorganization Agreement and believes that the Merger is in the best interests of, DiviCom and its stockholders. See "Approval of the Merger and Related Transactions -- Material Contacts." The Board of Directors is comprised of Nolan Daines and four employees of one of the SAGEM Entities.

    CONDUCT OF THE COMBINED COMPANIES FOLLOWING THE MERGER. C-Cube intends to combine certain administrative functions, such as accounting, human resources and information systems, following the closing of the Merger, but to otherwise retain DiviCom as a separate, wholly owned subsidiary. See "Approval of the Merger and Related Transactions -- Legal Structure of the Merger."

    EXCHANGE OF DIVICOM STOCK CERTIFICATES. Prior to the Effective Time, C-Cube, acting through Boston Equiserve as its exchange agent (the "Exchange Agent"), will deliver to each DiviCom stockholder of record a Letter of Transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of DiviCom Capital Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF DIVICOM CAPITAL STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. At the Effective Time, each then outstanding, unvested option to purchase DiviCom Common Stock will be assumed by C-Cube without any action on the part of the holder thereof. At the Effective Time, each then outstanding, vested option to purchase DiviCom Common Stock that has not been exercised will terminate. OPTION AGREEMENTS NEED NOT BE SURRENDERED. See "Approval of the Merger and Related Transactions -- Manner and Basis of Converting Shares."


    CONDITIONS  TO THE  MERGER.   Consummation of the  Merger is  subject to the
satisfaction of various conditions, including approval of the Merger by the requisite vote of the stockholders of DiviCom.

    Consummation of the Merger is also subject to the satisfaction of the following conditions: the Registration Statement filed with the Commission relating to the issuance of shares of C-Cube Common Stock in connection with the Merger shall be effective and such shares shall be authorized for listing on Nasdaq; no injunction, court order, or other legal restraint preventing consummation of the Merger shall be in effect; and C-Cube shall be reasonably satisfied that the Merger will qualify as a "reorganization" within the meaning of the Internal Revenue Code. In addition, the obligations of DiviCom to consummate the Merger are subject to the following conditions, unless waived by
DiviCom: the representations and warranties of C-Cube and Merger Sub contained in the Reorganization Agreement shall be accurate; no material adverse change will have occured as to C-Cube; C-Cube and Merger Sub shall have performed in all material respects the covenants required by the Reorganization Agreement; and DiviCom shall have received a legal opinion from counsel to C-Cube. In addition, the obligations of C-Cube to consummate the Merger are subject to the following conditions, unless waived by C-Cube: the representations and warranties of DiviCom contained in the Reorganization Agreement shall be accurate except where any breach or breaches did not have or would not reasonably be expected to have a material adverse effect on DiviCom or C-Cube; DiviCom shall have performed in all material respects the covenants required by the Reorganization Agreement; and C-Cube shall have received a legal opinion from counsel to DiviCom. See "Approval of the Merger and Related Transactions -- Conditions to the Merger."


    VOTING AGREEMENT. The SAGEM Entities own in aggregate 2,375,493 shares of DiviCom Common Stock and 20,723,855 shares of DiviCom Preferred Stock representing 21.60% and 97.35% of the votes entitled to be cast by holders of shares of DiviCom Common Stock and DiviCom Preferred Stock issued and outstanding as of the DiviCom Record Date. Each of these entities, as well as DiviCom's Chief Executive Officer and C-Cube, has entered into a Voting Agreement with C-Cube. Each of the foregoing individuals and entities has been identified by DiviCom as an "affiliate" (as that term is defined for purposes of Rule 145 promulgated under the Securities Act) of DiviCom. Pursuant to the Voting Agreement, each of the SAGEM Entities and such affiliates have agreed to vote in favor of approval and adoption of the Reorganization and approval of the Merger. The vote of the shares of DiviCom Common Stock and DiviCom Preferred Stock subject to the Voting Agreements will be adequate to approve the Reorganization Agreement and the Merger by DiviCom stockholders. See "Approval of the Merger and Related Transactions -- Voting Agreements."


    TERMINATION; EXPENSES. The Reorganization Agreement may be terminated under certain circumstances, including, without limitation, by C-Cube if DiviCom's stockholders have not approved the Merger within thirty days after the effective date of the Registration Statement, by mutual written consent of C-Cube, the SAGEM Entities and DiviCom and by either of C-Cube or DiviCom if the other party commits a material breach or breaches of its representations, warranties or covenants contained in the Reorganization Agreement, or by C-Cube, the SAGEM Entities or DiviCom if the

Merger is not consummated on or before August 31, 1996. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Reorganization Agreement and the transactions contemplated thereby, are the obligation of the respective party incurring such fees and expenses.

    CERTAIN INCOME TAX CONSIDERATIONS. The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986. If the Merger does so qualify (i) none of C-Cube, DiviCom or Merger Sub will recognize gain or loss as a result of the Merger, and (ii) holders of DiviCom Capital Stock that exchange their shares for C-Cube Common Stock and cash will recognize gain, if any, in the Merger but not in excess of the amount of cash received. However, it is possible that the Internal Revenue Service may assert that the Merger does not qualify as a tax-free reorganization. See "Risk Factors -- Tax Treatment." All DiviCom stockholders should consult their own tax advisors. See "The Merger and Related Transactions -- Certain Federal Income Tax Considerations."

    ACCOUNTING TREATMENT. The Merger will be accounted for as a purchase of DiviCom by C-Cube for financial reporting purposes in accordance with generally accepted accounting principles. See "Approval of the Merger and Related Transactions -- Accounting Treatment."

    AFFILIATE AGREEMENTS. Certain persons identified by DiviCom as "affiliates" (as that term is defined for purposes of Rule 145 promulgated under the Securities Act) of DiviCom have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of DiviCom Capital Stock held by them prior to the Merger and two-thirds of the shares of C-Cube Common Stock received by them in the Merger, subject to a de minimis exception, so as to comply with the requirements of applicable tax laws. See "Approval of the Merger and Related Transactions -- Conditions to the Merger" and "-- Affiliate Agreements."

    TRANSITION AGREEMENT. In connection with the Reorganization Agreement, SAGEM S.A., on behalf of certain SAGEM Entities, DiviCom, C-Cube, and Nolan Daines, President and Chief Executive Officer of DiviCom, entered into a Transition Agreement pursuant to which they agreed to terminate five existing agreements (the "Prior Agreements") between them (or some of them): (i) the Joint Venture and Shareholders Agreement, dated April 20, 1993; (ii) the Business Agreement, dated as of April 20, 1993; (iii) the Registration Rights and Buy-Out Agreement, dated as of April 20, 1993; (iv) the 1995 Rap-Up Agreement, dated January 23, 1996; and (v) the ASIC Purchasing Agreement, dated January 23, 1996. The Prior Agreements concerned, among other things, the licensing and allocation of marketing rights between DiviCom and the SAGEM Entities, product development and the supply of products from DiviCom to the SAGEM Entities.


    The Transition Agreement assigns to DiviCom all rights (including all intellectual property rights) that any party thereto (other than DiviCom) may have in any technology related to any products manufactured, designed, or sold by DiviCom. Under the Transition Agreement, DiviCom grants the SAGEM Entities certain nonexclusive, perpetual licenses to some of its existing technology, subject to royalties payable by the SAGEM Entities for a three year period. In addition, the Transition Agreement grants the SAGEM Entities certain distribution rights to DiviCom products in Europe. While the Transition
Agreement conveys substantial benefits to SAGEM which might not have been granted to unrelated third parties, it represents the agreement of the parties to the Reorganization Agreement as to the numerous pre-existing contractual relationships between DiviCom and SAGEM and provides for continuity of important supply and licensing arrangements which each of DiviCom and C-Cube believe to be in the best interests of the Combined Company. See "Approval of the Merger and Related Transactions -- Transition Agreement."


    REGISTRATION RIGHTS AGREEMENT. C-Cube and the SAGEM Entities have entered into a Registration Rights Agreement which grants the SAGEM Entities certain rights to have their shares of C-Cube Common Stock obtained as a result of the Merger registered under the Securities Act. Pursuant to the Registration Rights Agreement, the SAGEM Entities may, on up to two occasions beginning 90 days after the effective date of the Merger and ending on the third anniversary of the Closing Date, require C-Cube to register on a Form S-3 not less than 10% of the SAGEM Entities' shares of C-Cube Common Stock. Additionally, in the event C-Cube proposes to register shares of C-Cube Common Stock for the account of selling stockholders, then C-Cube must generally include the SAGEM Entities' shares of C-Cube Common Stock in such registration on a PRO RATA basis to those of the other selling stockholders.

    APPRAISAL AND DISSENTERS' RIGHTS. Stockholders of DiviCom who do not vote in favor of the Merger may, under certain circumstances and by following procedures prescribed by the Delaware General Corporation Law, exercise appraisal rights and receive cash for their shares of DiviCom Capital Stock. A dissenting stockholder of DiviCom must follow the appropriate procedures under Delaware law or suffer the termination or waiver of such rights. See "Approval of the Merger and Related Transactions -- Appraisal and Dissenters' Rights."

    REGULATORY MATTERS. C-Cube and DiviCom are aware of no governmental or regulatory approvals required for consummation of the Merger, other than the filing of a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as to which notice of early termination of the waiting period with respect thereto has been received, and compliance with federal securities laws and the applicable securities laws of the various states. See "Approval of the Merger and Related Transactions -- Governmental and Regulatory Approvals."


THE CERTIFICATE AMENDMENTS



    Stockholders are being asked to amend three provisions of DiviCom's Certificate of Incorporation to ensure that DiviCom's Certificate of Incorporation will not conflict with the actual terms of the proposed Merger. The Certificate Amendments, if approved, would:



    (a) amend Article V(A)(1)(c) to provide that an acquisition shall not be treated as a liquidation entitling the holders of the DiviCom Preferred Stock to their liquidation preference. As a result of this amendment, holders of Common Stock and Preferred Stock would share equally in the Merger Consideration;



    (b) delete Article IV(A)(4) that currently provides that upon a dissolution of DiviCom, the holders of the Series A Preferred Stock have the right to purchase a significant portion of DiviCom's technology for $1.00 and other DiviCom assets at fair market value. As a result of this Amendment, DiviCom would be assured of retaining its technology after the Merger, and



    (c) delete Article V that currently provides that holders of more than 5% of DiviCom's outstanding shares have a preemptive right to acquire a pro rata share of any new securities offered by DiviCom.



    Consistent with the terms of the Reorganization Agreement, the Certificate Amendments ensure that the consideration is paid on a pro rata basis between the DiviCom stockholders, that DiviCom retains all of its technology rights and that C-Cube receives all of DiviCom's outstanding stock and technology. As a result of approving the Certificate Amendments, the holders of the DiviCom Preferred Stock will not receive their liquidation preference on the Merger, will not be able to acquire the DiviCom technology on its dissolution and will no longer have preemptive rights on future offerings of DiviCom capital stock.



    Pursuant to the Reorganization Agreement, the DiviCom Restated Certificate of Incorporation reflecting the Certificate Amendments will be filed with the Delaware Secretary of State immediately prior to filing the Agreement of Merger effectuating the Merger and ONLY if the Merger is to be consummated. It is intended that if the Merger is approved by the DiviCom stockholders, the meeting will be adjourned at that point and reconvened immediately prior to the closing, at which time the Certificate Amendments will be voted on. Given the Voting Agreement signed by the SAGEM Entities, the Certificate Amendments will be approved. It is a condition to closing of the Merger that the Certificate Amendments be approved and effective prior to the Effective Time of the Merger.

              UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL DATA

    The following table sets forth the Unaudited Selected Pro Forma Combined Financial Data for the periods and as of the dates indicated which are derived from the Unaudited Pro Forma Condensed Combined Financial Statements (the "Pro Forma Financial Statements") which present the pro forma condensed combined financial position of C-Cube Microsystems Inc. and DiviCom Inc. as of June 30, 1996 and the results of operations for the year ended December 31, 1995 and the six month period ended June 30, 1996 contained elsewhere in this Prospectus/Proxy Statement. The unaudited pro forma combined balance sheet has been prepared as if the Merger, which will be accounted for as a purchase by C-Cube, was consummated as of June 30, 1996. The unaudited pro forma consolidated combined statements of operations give effect to the Merger as if the acquisition were completed at the beginning of the fiscal period presented.

    The Unaudited Selected Pro Forma Combined Financial Data is provided for illustrative purposes only and is not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the dates indicated, nor do they represent a forecast of the combined financial position or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of (a) efficiencies which may be obtained by combining C-Cube and DiviCom operations or (b) costs of restructuring, integrating or consolidating their operations. In addition, the Pro Forma Combined Statement of Operations Data do not include the effect of the $105.4 million nonrecurring charge for in-process research and development that has not reached technological feasibility and does not have alternative future uses. The Unaudited Selected Pro Forma Combined Financial Data should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and related notes, and the historical financial statements and related notes of C-Cube and DiviCom which are included elsewhere herein or incorporated herein by reference. All amounts are stated in thousands, except for per share amounts.

                                                                            SIX MONTHS
                                                               YEAR ENDED      ENDED
                                                              DECEMBER 31,   JUNE 30,
PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA:                  1995         1996
- ------------------------------------------------------------  ------------  -----------
Net revenues................................................   $  155,386   $   157,852
Cost of revenues............................................       74,656        72,657
Research and development....................................       27,914        23,022
Selling, general and administrative.........................       24,859        20,847
Income from operations......................................       24,157        41,326
Net income..................................................       21,404        25,687
Net income per share........................................         0.57          0.67


                                                                             JUNE 30,
PRO FORMA COMBINED BALANCE SHEET DATA:                                         1996
- ------------------------------------------------------------                -----------
Cash and equivalents........................................                $    51,651
Current assets..............................................                    196,402
Working capital.............................................                     85,553
Total assets................................................                    288,065
Current liabilities.........................................                    110,849
Long term obligations.......................................                     87,816
Stockholders' equity........................................                     85,953

                           COMPARATIVE PER SHARE DATA

    The following table sets forth certain historical per share data of C-Cube Microsystems Inc. and DiviCom Inc. and pro forma combined per share data giving effect to the C-Cube and DiviCom Merger as if the Merger were effective January 1, 1995 and January 1, 1996 for the earnings per share data, and June 30, 1996 for book value per common share data using the purchase method of accounting. The pro forma combined per share data are derived from the financial information in the Unaudited Pro Forma Condensed Combined Financial Statements. The pro forma data are not necessarily indicative of amounts which would have been achieved had the Merger been consummated at the beginning of the periods presented and should not be construed as representative of future operations. This data should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto included elsewhere in this Prospectus/Proxy Statement, and the separate historical financial statements and notes thereto of C-Cube and DiviCom included elsewhere in this Prospectus/Proxy Statement.


                                                                     DIVICOM
                                                                    EQUIVALENT
                                                                    PRO FORMA    PRO FORMA
                                                                     COMBINED     COMBINED
                                            C-CUBE      DIVICOM     C-CUBE AND   C-CUBE AND
                                          HISTORICAL   HISTORICAL   DIVICOM(1)    DIVICOM
                                          ----------   ----------   ----------   ----------
Net income (loss) per share:
  Year ended December 31, 1995..........    $0.72        $(0.11)(2)   $0.09        $0.57
  Six months ended June 30, 1996........    $0.76        $ 0.02       $0.10        $0.67
Book value per common share at June 30,
 1996...................................    $3.81        $ 0.51(3)    $0.38        $2.50
Tangible book value per common share at
 June 30, 1996..........................    $3.67        $ 0.51(3)    $0.28        $1.86


- ------------------------


(1) Calculated as Pro Forma Combined C-Cube and DiviCom multiplied by the unvested exchange ratio of 0.151017023831 at $25.75 C-Cube average share price.



(2) Excludes DiviCom Preferred Stock, as the result would be antidilutive.



(3) Assumes conversion of all outstanding DiviCom Preferred Stock into Common Stock at that date.

                                  RISK FACTORS

    THIS PROSPECTUS/PROXY STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 2IE OF THE SECURITIES EXCHANGE ACT OF 1934. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS/PROXY STATEMENT. THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE PROPOSALS TO BE VOTED ON AT THE DIVICOM MEETING AND THE ACQUISITION OF THE SECURITIES OFFERED HEREBY. FOR PERIODS FOLLOWING THE MERGER, REFERENCES TO THE PRODUCTS, BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION OF C-CUBE OR, AFTER GIVING EFFECT TO THE MERGER, C-CUBE AND DIVICOM (THE "COMBINED COMPANY"), SHOULD BE CONSIDERED TO REFER TO C-CUBE AND ITS SUBSIDIARIES, INCLUDING DIVICOM, UNLESS THE CONTEXT OTHERWISE REQUIRES.

UNCERTAINTIES RELATING TO INTEGRATION OF OPERATIONS

    C-Cube and DiviCom have entered into the Reorganization Agreement with the expectation that the Merger will result in synergies for the Combined Company. See "Approval of the Merger and Related Transactions -- Joint Reasons for the Merger," "-- C-Cube's Reasons for the Merger" and "-- DiviCom's Reasons for the Merger." Achieving the anticipated benefits of the Merger will depend in part upon whether the integration of the two companies' businesses is achieved in an efficient, effective and timely manner, and there can be no assurance that this will occur. The combination of the two companies will require, among other things, successful integration of DiviCom's digital video networking business with C-Cube's current focus on digital video compression technologies. To C-Cube's knowledge, there is no fabless semiconductor company that has successfully  merged  with and  integrated a  video networking  systems company.
Furthermore, certain customers of C-Cube may perceive DiviCom to be a competitor, and the Merger may affect such customers' willingness to do business with C-Cube. Moreover, certain of DiviCom's suppliers may perceive themselves as competitors to C-Cube, and the Merger may affect such suppliers' willingness to continue doing business on favorable terms or any terms with DiviCom.

    There can be no assurance that integration will be accomplished smoothly, successfully or in a timely manner. The successful expansion of the Combined Company's business will require communication and cooperation in product development and marketing among the senior executives and key technical personnel of C-Cube and DiviCom. Given the inherent difficulties involved in completing a major business combination, there can be no assurance that such cooperation will occur or that the integration of the respective businesses will be successful and will not result in disruptions in one or more sectors of the Combined Company's business. In addition, there can be no assurance that the Combined Company will retain its key technical and management personnel, that the market will favorably view C-Cube's proposed entry into the field of digital video network systems or that C-Cube will realize any of the other anticipated benefits of the Merger. The difficulties of such integration may be increased by the complexity of the technologies being integrated and the necessity of coordinating separate organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the Combined Company. Failure to effectively accomplish the integration of the two companies' operations could have a material adverse effect on C-Cube's results of operations and financial condition.

POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS

    Although C-Cube and DiviCom believe that synergies will result from the Merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior in magnitude or timeliness in achievement to what would have been achieved by each company independently. The issuance of C-Cube Common Stock in connection with the Merger will have the effect of reducing C-Cube's net income per share and could reduce the market price of C-Cube Common Stock unless and until revenue growth or cost savings and other business synergies sufficient to offset the effect of such issuance can be achieved. There can be no assurance that such synergies will be achieved. In addition, there can be no assurance that stockholders of DiviCom would not achieve greater returns on investment if DiviCom were to seek means to liquidity other than by being acquired.

VOLATILITY OF C-CUBE STOCK PRICE

    The market price of C-Cube's Common Stock has fluctuated significantly since the initial public offering in April 1994. The market price of the Common Stock could be subject to significant fluctuations in the future based on factors such as announcements of new products by C-Cube or its competitors, quarterly fluctuations in C-Cube's financial results or other semiconductor companies' financial results, changes in analysts' estimates of C-Cube's financial performance, general conditions in the semiconductor industry and conditions in the financial markets. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of the specific companies. Many technology companies, including C-Cube, have recently experienced historic highs in the market price of their equity securities. The market price of C-Cube's Common Stock recently has declined substantially from such historic highs, and may continue to experience significant fluctuations in the future.

LIMITED EFFECT ON EXCHANGE RATIO OF C-CUBE COMMON STOCK


    Under the terms of the Reorganization Agreement, the shares of DiviCom Common Stock issued and outstanding at the Effective Time will be converted into the right to receive shares of C-Cube Common Stock. In the event of fluctuations in the price of C-Cube Common Stock, the adjustments to the Vested Exchange
Ratio and the Unvested Exchange Ratio are limited by the Reorganization Agreement. For example, no adjustment to the number of shares of C-Cube Common Stock to be issued in the Merger is required in the event that the Average Price of C-Cube Common Stock is below $48.50, unless the Average Price is greater than $18.00 and less than or equal to $21.37. Accordingly, the value of the consideration to be received by stockholders of DiviCom upon the Merger will depend on the market price of the C-Cube Common Stock at the Effective Time. On May 28, 1996, the date the Reorganization Agreement was signed, the closing price of the C-Cube Common Stock was $46.75 reflecting a transaction valued at $195 million, and on July 22, 1996, the closing price of the C-Cube Common Stock was $25.75 reflecting a transaction valued at $139 million. There can be no assurance that the market price of the C-Cube Common Stock on and after the Effective Time will not be lower than such price. See "-- Volatility of C-Cube Stock Price."


ATTRACTION AND RETENTION OF KEY EMPLOYEES; DEPENDENCE ON KEY EMPLOYEES

    The ability of the Combined Company to maintain its competitive technological position will depend, in large part, on its ability to attract and retain highly qualified development and managerial personnel. Competition for such personnel is intense, and there is a risk of departure of key employees due to the combination process. As with many private companies that are acquired, a number of DiviCom employees who may have contemplated an initial public offering in the future will be disappointed and consider alternative opportunities. The announcement of the proposed Merger may impede the Combined Company's ability to attract and retain personnel prior to and after these transactions. The loss of a significant group of key personnel would adversely affect the Combined Company's prospects. C-Cube's future success is heavily dependent upon its ability to hire and retain qualified technical, marketing and management personnel. The loss of the services of key personnel could have a material adverse effect on C-Cube's business. C-Cube's success in the future will depend in part on the successful assimilation of such new personnel. C-Cube also obtains assistance from customers whose engineers participate in development programs at C-Cube. The continuing availability of such support is dependent upon a number of factors, including relationships with customers and the ability of such engineers, many of whom are foreign residents, to obtain immigration visas. The competition for such personnel, particularly for engineering personnel, is intense and the loss of such personnel could have a material adverse effect on C-Cube. See "-- Dependence on New Product Development; Rapid Technological Change" and "C-Cube Business -- Employees."

DEPENDENCE ON EMERGING MARKETS

    To date, C-Cube has derived substantially all of its product revenues from sales of products for linear video playback and karaoke, direct broadcast satellite applications and computer add-in cards, and from sales of products for development, trials and early deployment of broadcast and other applications that are not yet commercially available or are not yet in volume production. C-Cube expects that Video CD and digital video networking applications will continue to account for a significant portion of C-Cube's revenues for the near future. Over the longer term, C-Cube's ability to generate increased revenues will be dependent on the development of new opportunities for compressed digital video in the consumer electronics, communications and computer markets. The potential size of these new market opportunities and the timing of their development is uncertain. Substantially all of the growth in the sales of C-Cube's decoder products over the last year has occurred in the Asia-Pacific region. There can be no assurance that such growth will continue or that other markets for C-Cube's product will emerge. Further, C-Cube's success in such markets will depend upon whether system manufacturers select C-Cube's products for incorporation into the system manufacturers' products, and upon the successful introduction of such products. There can be no assurance that demand for Video CD players or other existing applications will be sustained or that new markets will develop as expected by C-Cube, or at all, or that system manufacturers developing products for any such markets will design C-Cube's products into their system products and successfully introduce such system products. The failure of existing and new markets to develop as expected by C-Cube or to be receptive to C-Cube's products would have a material adverse effect on C-Cube's business and results of operations.

    The emergence of markets for certain digital video applications will be affected by a variety of factors beyond C-Cube's or DiviCom's control. In particular, certain sectors of the communications market will require the development and deployment of an extensive and costly communications infrastructure. There can be no assurance that communications providers will make the necessary investment in such infrastructure or that the creation of this infrastructure will occur in a timely manner. In addition, the deployment of such infrastructure will be subject to governmental regulatory policies, taxes and tariffs. For example, the U.S. Federal Communications Commission currently restricts the number of new frequencies available for deployment of new digital video broadcast networks, such as wireless cable. In addition, other countries have similar governmental restrictions. The development of such markets could be delayed or otherwise adversely affected by new governmental regulations or changes in taxes, or tariffs, or by the failure of government agencies to adopt changes to existing regulations necessary to permit new technologies to enter the market. The emergence of these and other markets is also dependent in part upon third party content providers developing and marketing content for end-user products such as video CD and DVD players, interactive game consoles, desktop computers and settop decoders in a format compatible with C-Cube's products. There can be no assurance that these third parties will develop and introduce such content in a timely fashion, or at all, or that other factors beyond C-Cube's control will not adversely affect the development of the digital video applications for which C-Cube's products are developed. See "C-Cube Business -- Markets and Applications."

FLUCTUATIONS IN OPERATING RESULTS

    C-Cube's quarterly and annual operating results have been and will continue to be affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level of orders which are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, competitive pressures on selling prices, changes in product or customer mix, availability and cost of foundry capacity and raw materials, fluctuations in yield, loss of any strategic relationships, C-Cube's ability to introduce new products and technologies on a timely basis, new product introductions by C-Cube's competitors, market acceptance of products of both C-Cube and its customers, supply constraints for other components incorporated into its customers' products, currency fluctuations, the level of expenditures for research and development and sales, general and administrative functions and the amount and timing of recognition of development contract revenues. In addition, many of the customers for the MPEG 1 decoder products (the "CL480 Family") in the Asia-Pacific region have been historically unable to accurately forecast their demand, resulting in very short notice of required delivery by C-Cube, which may, in turn, cause periods of product shortfall or surplus. C-Cube has also recently become aware that certain of its customers may be selling some of their excess inventory of CL480 devices, which could have a material adverse effect on the market price of such products. In the future, C-Cube customers may sell their excess inventories of other products comprising the CL480 Family, which could have a material adverse effect on the market prices of such products. To the extent that customers cancel orders, C-Cube's results of operations could be subject to fluctuations. Furthermore, to the extent that C-Cube is unable to fulfill its customers' purchase orders on a timely basis, such orders may be canceled due to changes in demand in the markets for its customers' products.

    With respect to the DiviCom digital video network systems business, a substantial portion of revenues are derived from a limited number of customers, resulting in fluctuations from period to period that are outside of DiviCom's control. Orders from DiviCom's customers can typically be canceled on relatively short notice, making revenue prediction subject to uncertainty. C-Cube's operating results are subject to fluctuations in the markets for its customers' products, particularly the consumer electronics market, which has been extremely volatile in the past, and the digital broadcast and cable markets, which are in an early stage, creating uncertainty with respect to product volume and timing. Historically, C-Cube has generally recognized a substantial portion of its product revenues in the last month of a given quarter. A significant portion of C-Cube's expenses are fixed in the short term, and the timing of increases in expenses is based in large part on C-Cube's and DiviCom's forecast of future revenues. As a result, if revenues do not meet C-Cube's or DiviCom's expectations, the Combined Company may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could have a material adverse effect on the Combined Company's business and results of operations.

    C-Cube currently anticipates that certain factors may cause its product gross margins to decline in the future, including increased competition, the maturation of C-Cube's products and the extent to which revenues derived from sales of C-Cube's lower margin MPEG 1 and MPEG 2 decoder products increase as a percentage of C-Cube's overall revenues. See "-- Changing Product Mix; Increasing Dependence on Decoder Products" and "-- Dependence on New Product Development; Rapid Technological Change."

    The growth in revenues and operating income experienced by C-Cube in recent quarters is not necessarily indicative of future results. In addition, in view of the significant growth in recent years, C-Cube believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. Due to C-Cube's dependence on the consumer electronics market, the substantial seasonality of sales in such market could materially impact C-Cube's revenues and net income. In particular, C-Cube believes that there may be seasonality in the Asia-Pacific region related to the Chinese New Year, which falls within the first calendar quarter, which would indicate relatively lower product demand in the second and third quarters. If the future geographic mix of C-Cube's sales shifts towards the U.S. and Europe, C-Cube would anticipate higher revenues and net income in the third and fourth calendar quarters, as system manufacturers in these areas make purchases in preparation for the holiday season, and comparatively less revenues and net income in the first and second calendar quarters. C-Cube's significant growth in prior periods makes it impossible to assess the effect of any such seasonal trends on C-Cube's operating results. There can be no assurance, however, that C-Cube's operating results will not exhibit such seasonal characteristics.

CHANGING PRODUCT MIX; INCREASING DEPENDENCE ON DECODER PRODUCTS

    C-Cube anticipates that overall product gross margins may decrease as a result of a number of factors, including a change in product mix to lower margin CL480 Family products and anticipated declines in the average selling price for these products over time. While C-Cube offers a number of products for a variety of applications, beginning in the second quarter of 1995, sales of C-Cube's

CL480 Family have represented an increasingly significant percentage of C-Cube's total net revenues and accounted for a substantial majority of the growth of C-Cube's total net revenues. C-Cube expects that revenues from its CL480 Family will account for a significant portion of its product revenues in 1996. C-Cube derives lower product gross margins from sales of the CL480 Family than from sales of its encoder products. Therefore, as revenues from sales of the CL480 Family increase as a percentage of C-Cube's net revenue, C-Cube may experience an adverse effect on its overall product gross margins. In addition, over time, C-Cube expects that price competition will result in declining average selling prices for these products. C-Cube may not be able to continue to reduce costs associated with the CL480 Family sufficiently to offset the adverse effect on overall product gross margins caused by the increasing dependence on the CL480 Family. Although C-Cube has implemented several programs to further reduce costs associated with the CL480 Family, in the event that increases in unit sales and other manufacturing efficiencies of the CL480 Family do not offset decreasing prices in the future, C-Cube's business and results of operations would be materially and adversely affected. Moreover, as C-Cube makes changes to its CL480 Family in an effort to reduce costs, its customers must qualify each new silicon and/or microcode revision. Delays in customers' ability or willingness to qualify revisions of the CL480 products could result in higher costs or dislocations in production and supply, which could have a material adverse effect on C-Cube's operating results. The timing of volume shipments and the life cycles of C-Cube's products are difficult to predict due in large measure to the emerging nature of the markets for C-Cube's products, the future effect of product enhancements by C-Cube and its competitors and future competition. Declines in demand for C-Cube's products, particularly the CL480 Family, whether as a result of competition, technological change or otherwise, would have a material adverse effect on C-Cube's business and results of operations.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

    The markets for C-Cube's products are characterized by rapidly changing technology and evolving industry standards. In addition, markets for C-Cube's products are characterized by intense price competition. As the markets for C-Cube's products develop and competition increases, C-Cube anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and product gross margin for each of C-Cube's products will decline as such products mature and as per order unit volumes for such products increase. C-Cube's operating results will depend to a significant extent on its ability to continue to successfully introduce new products on a timely basis and to reduce costs of existing products. C-Cube has recently announced several new products, including additional versions of the CL480 and next generation MPEG encoders. There can be no assurance that these products will achieve market acceptance. However, the failure of any of these products to be successfully introduced and achieve market acceptance could have a material adverse effect on C-Cube's business and results of operations. The success of new product introductions is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of new product designs, quality of new products, differentiation of new products from those of C-Cube's competitors and market acceptance of C-Cube's and its customers' products.

    With respect to the DiviCom digital video network systems business, DiviCom will have to continue to stay abreast of and remain compatible with various emerging digital video networks and interoperability standards either adopted in the industry at large or specified by one or more customers. As a result, C-Cube and DiviCom believe that continued significant expenditures for research and development will be required in the future. Because of the complexity of their respective products, both C-Cube and DiviCom have experienced delays from time to time in completing development and introduction of new products, and, as a result, have from time to time not achieved the market share anticipated for such products. There can be no assurance that such delays will not be encountered in the development and introduction of future products. There can be no assurance that the Combined Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render the Combined Company's products or technologies obsolete or noncompetitive, or that the Combined

Company's products will be selected for design into the products of its targeted customers. The failure of any of the Combined Company's new product development efforts could have a material adverse effect on C-Cube's business and results of operations.

POTENTIAL FOR PRODUCT RECALL

    As a system designer and provider, DiviCom may be responsible for product defects that have in the past and may in the future not be discovered until such products have been deployed. As a result, the cost of correcting such defects could be considerable, and could have a material adverse effect on the business and operating results of the Combined Company. Similarly, semiconductor suppliers such as C-Cube have in the past had to replace substantial numbers of products which, after incorporation into customers' products, have proven to have reliability defects. While C-Cube has not experienced any significant problems with its products to date, there can be no assurance that such an event could occur, or that were it to occur, it would not have a material adverse effect on C-Cube's business or results of operations.

DEPENDENCE ON WAFER SUPPLIERS AND SUBCONTRACTORS

    C-Cube procures a majority of its integrated circuit products from Matsushita Electronics Corporation ("MEC"), Taiwan Semiconductor Manufacturing Corporation ("TSMC") and Yamaha Corporation. In addition, DiviCom is dependent on a sole supplier of application specific integrated circuits ("ASICs") for inclusion in certain of its decoder products. This dependence on a small number of foundries subjects C-Cube and DiviCom to risks associated with an interruption in supply from these foundries. In connection with the manufacture of its newer products, C-Cube needs to continue to evaluate and qualify new foundries that employ advanced manufacturing and process technologies, which are currently available from a limited number of foundries. For example, certain of the new products that C-Cube intends to introduce require advanced CMOS processes and in the past, C-Cube has experienced increased costs and delays in connection with the qualification of new foundries. There can be no assurance that any delays, cost increases or quality problems resulting from the qualification of new foundries will not have a material adverse effect on C-Cube's business and results of operations.

    C-Cube's reliance on subcontractors to manufacture, assemble and test its products involves significant risks, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity; and potential misappropriation of C-Cube intellectual property. C-Cube obtains foundry capacity through forecasts that are generated in advance of expected delivery dates and are binding on C-Cube. C-Cube's ability to obtain the foundry capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. Due to cyclical limitations on foundry capacity in the semiconductor industry and lengthy order lead times required by many wafer suppliers, if C-Cube fails to accurately forecast such future demand, C-Cube may be unable to timely obtain an adequate supply of wafers necessary to manufacture the number of products required to satisfy its actual demand. There can be no assurance that C-Cube will accurately forecast future demand for its products and obtain sufficient foundry capacity in the future. C-Cube's obligation to make binding forecasts far in advance of delivery subjects C-Cube to inventory risks, including the risk of obsolescence and commitments for surplus capacity. With respect to C-Cube's principal foundries, these forecasts are also binding on a foundry upon acceptance by the foundry, subject to minor adjustments. C-Cube's subcontractors generally do not have firm supply obligations to C-Cube.

    C-Cube has from time to time experienced disruptions in supply, although none of those disruptions has had a materially adverse effect on results to date. There can be no assurance that manufacturing or assembly problems will not occur in the future or that any such disruptions will not have a material adverse effect upon C-Cube's results of operations. Further, there can be no assurance that suppliers who have committed to provide product will do so, or that C-Cube will meet all conditions imposed by such suppliers. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to C-Cube's customers, which would have a material adverse effect on C-Cube's business and results of operations. In addition, C-Cube's business could also be materially and adversely affected if the operations of any supplier are interrupted for a substantial period of time, or if C-Cube is required, as a result of capacity constraints in the semiconductor industry or otherwise, to increase the proportion of wafers or finished goods purchased from higher cost suppliers in order to obtain adequate product volumes.

    The markets into which C-Cube sells its products are characterized by extreme price competition, and C-Cube expects the selling price of its products will decrease over the life of each product. In order to offset declines in the selling price of its products, C-Cube will need to reduce the cost of its products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase, and successfully managing manufacturing and subcontracting relationships. Since C-Cube does not operate its own manufacturing facilities and must make binding commitments to purchase products, it may not be able to reduce its costs as rapidly as companies that operate their own manufacturing facilities. The failure of C-Cube to design and introduce lower cost versions of C-Cube's products in a timely manner or to successfully manage its manufacturing relationships would have a material adverse effect on C-Cube's business and results of operations. See "C-Cube Business -- Manufacturing."

DEPENDENCE ON CERTAIN CUSTOMERS

    DiviCom has derived substantially all of its revenues from contracts with a limited number of customers. During 1995, Bell Atlantic, EchoStar and certain of the SAGEM Entities accounted for over 42%, 25% and 15% of DiviCom's revenues, respectively. The loss of any one of these customers would have a material adverse effect on DiviCom's business and results of operations.

POSSIBLE TRANSACTIONS TO OBTAIN ADDITIONAL MANUFACTURING CAPACITY; FUTURE CAPITAL NEEDS

    C-Cube believes that foundry capacity may become increasingly limited over the next several years, resulting in increased prices, increased lead times and greater difficulty in obtaining adequate capacity. Any increase in the demand for semiconductor wafers over currently expected levels, or any failure of foundry capacity in the industry to grow at anticipated rates would magnify these shortages. C-Cube's future operating results will depend in substantial part on its ability to increase the capacity available to it from its existing or new foundries. In order to secure such capacity, C-Cube has entered into and may in the future enter into various possible transactions, which have or could include, without limitation, equity investments in, prepayments to, non-refundable deposits with or loans to foundries in exchange for guaranteed capacity, "take or pay" contracts that commit C-Cube to purchase specified quantities of wafers over extended periods, or joint ventures or other partnership relationships with foundries. There can be no assurance that C-Cube will be able to make any further such arrangement in a timely fashion or at all, that C-Cube will not require additional issuances of equity or debt in order to raise capital for such arrangements or that any such financing would be available to C-Cube on acceptable terms or at all. If C-Cube were not able on a timely basis to obtain additional foundry capacity, its business and results of operations would be materially and adversely affected. See "C-Cube Business -- Manufacturing."

COMPETITION

    The markets in which C-Cube and DiviCom compete are intensely competitive and are characterized by declining average selling prices and rapid technological change. C-Cube and DiviCom compete with major domestic and international companies, most of which have substantially greater financial and other resources than C-Cube with which to pursue engineering, manufacturing, sales, marketing and distribution of their products. Some of these companies own proprietary video compression technology competitive with C-Cube's and DiviCom's standards-based systems. In the consumer electronics market, principal competitors include Philips, SGS-Thomson, Oak Technology and ESS Technology, Inc., as well as several large, integrated Japanese consumer electronics companies, such as Sony, Toshiba, NEC, and MEI, which have their own semiconductor design and manufacturing capacity. In the communications market, C-Cube's principal competitors include SGS-Thomson, LSI Logic, Texas Instruments and IBM Microelectronics. In its compression and networking business,

DiviCom competes with vertically integrated system suppliers including General Instrument, Scientific Atlanta, Philips and Thomson Broadcast, as well as more specialized suppliers including the DMV division of News Corp., Nuko, and the TV/COM division of Hyundai. In the computer market, principal C-Cube competitors include the increasingly powerful CPUs that are now available from, among others, Intel and Motorola, as well as specialized companies such as Zoran and 8x8, and graphics chip manufacturers such as S3 Incorporated and Trident Microsystems, Inc. In DiviCom's settop box business, DiviCom competes primarily with General Instruments, Scientific Atlanta, as well as consumer electronics companies (which may choose to license DiviCom technology or compete with DiviCom and its licensees) such as Thomson Consumer Electronics, Philips, Sony, Matsushita, Mitsubishi, Zenith, Hyundai and Samsung.

    Recently, competition among suppliers of encoder chips for the communications market has intensified significantly. IBM and LSI Logic have recently announced the commercial availability of their own MPEG 2 encoders. C-Cube expects that other companies, such as SGS-Thomson and Mitsubishi, among others, will introduce competing encoder products in the near future. Although the timing of the availability of such encoders is uncertain, their availability would likely have an adverse impact on C-Cube's encoder product revenues and margins. C-Cube may also face increased competition in the future from new entrants into its markets. In particular, as the markets for C-Cube's products develop, competition from large semiconductor companies, such as SGS-Thomson, and from fabless semiconductor companies may increase significantly. Furthermore, as part of C-Cube's foundry relationships, C-Cube has granted certain foundries the rights to develop and manufacture derivative products based on its technology, subject to royalty obligations and certain limitations, which may facilitate direct competition from these larger semiconductor companies. The ability of C-Cube and DiviCom to compete successfully in the rapidly evolving markets for high performance video compression technology depends on factors both within and outside of its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of C-Cube and DiviCom products by effective utilization of intellectual property laws, product quality, reliability, price and the efficiency of production, the pace at which customers incorporate C-Cube's integrated circuits into their products or incorporate DiviCom's products or technologies, success of competitors' products and general economic conditions. There can be no assurance that C-Cube or DiviCom will be able to compete successfully in the future. See "C-Cube Business
- -- Competition."

    A variety of other approaches to digital video compression have been introduced, including wavelets, fractals, proprietary compression algorithms and software-only solutions, and other companies are designing products around these or alternative approaches. In addition, manufacturers of general purpose microprocessors are positioning their products as offering digital video compression capability, and there can be no assurance that system manufacturers will not use such processors for video compression applications. In the event that any of these other approaches, individually or collectively, are adopted in the emerging video compression market on a widespread basis, C-Cube's business and results of operations would be materially and adversely affected. See "C-Cube Business -- Research and Development" and "-- Competition."

INTELLECTUAL PROPERTY PROTECTION AND DISPUTES

    C-Cube and DiviCom attempt to protect their technology through a combination of patents, copyright and trade secret laws, confidentiality procedures and licensing arrangements. To that end, C-Cube has obtained and DiviCom has applied for certain patents and intend to continue to seek patents on their respective technology when appropriate. There can be no assurance that patents will issue from any of these pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect C-Cube's or DiviCom's technology. While C-Cube and DiviCom intend to protect their respective intellectual property rights vigorously, there can be no assurance that any patents held by or issued to C-Cube or DiviCom will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to C-Cube. Moreover, while C-Cube holds or has applied for patents relating to the design of its products,

C-Cube's products are based in part on standards, including MPEG 1, MPEG 2 and JPEG, and C-Cube does not hold patents or other intellectual property rights for such standards. C-Cube and DiviCom believe that there are outstanding patents in this area which may need to be licensed by C-Cube or DiviCom. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While there is currently no pending intellectual property litigation against C-Cube or DiviCom, C-Cube and DiviCom receive from time to time notices of potential infringement of third party rights and there can be no assurance that third parties will not assert claims against C-Cube and DiviCom with respect to existing or future products or that licenses will be available on reasonable terms, or at all, with respect to any third-party technology including third-party technology which is or may be embodied in standards. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to C-Cube and divert the efforts of C-Cube's or DiviCom's technical and management personnel, whether or not such litigation is determined in favor of C-Cube. In the event of an adverse result in any such litigation, C-Cube could be required to pay substantial amounts in damages and to cease selling the infringing product unless and until C-Cube is able to develop non-infringing technology or to obtain licenses to the technology which was the subject of the litigation. There can be no assurance that C-Cube would be successful in such development or that such licenses would be available, and any such development or license could require expenditure of substantial time and other resources. The protections afforded C-Cube's and DiviCom's respective intellectual property rights by foreign legal systems may vary significantly, based on multilateral and bilateral agreements, as well as the legislative developments in each country. Neither C-Cube nor DiviCom can assure that the measures utilized by each of them to protect their intellectual property rights from piracy in foreign countries will be effective. See "C-Cube Business -- Intellectual Property and Licenses."

MANAGEMENT OF GROWTH

    C-Cube has recently experienced a period of significant growth, which has placed, and could continue to place, a significant strain on C-Cube's limited personnel and other resources. C-Cube's ability to manage any further growth, should it occur, would require significant expansion of its manufacturing, research and development and marketing and sales capabilities and personnel. In particular, C-Cube is in the process of expanding its research and development and sales and marketing organizations to increase coverage of the United States and the Asia-Pacific region. There can be no assurance that C-Cube will be able to find qualified personnel to fill such sales and marketing positions or be able to successfully manage a broader sales and marketing organization. In addition, the sale and distribution of products to numerous large system manufacturers in diverse markets and the requirements of such manufacturers for design support would also place substantial demands on C-Cube's research and development and sales functions. C-Cube's ability to manage any further growth, should it occur, would depend upon its ability to manage and potentially expand its foundry relationships. The failure of C-Cube's management to effectively expand or manage these functions consistent with any growth which may occur could have a material adverse effect on C-Cube's business and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL BUSINESS ACTIVITIES

    International revenues have accounted for a significant portion of C-Cube's net revenues in the past, and C-Cube believes that international revenues will continue to account for a significant portion of net revenues. C-Cube's success will depend in part upon its ability to manage international marketing and sales operations and manufacturing relationships. In addition, C-Cube purchases a substantial portion of its assembly services from foreign suppliers. C-Cube's international manufacturing and sales are subject to changes in foreign political and economic conditions and to other risks including currency exchange rate fluctuations or export/import controls and changes in tax laws, tariffs and freight rates. For example, China and Taiwan comprise substantial markets for consumer electronics products utilizing C-Cube's CL480 Family, such as Video CD players. As a consequence, any political or economic instability in such countries could significantly reduce demand for products from certain of C-Cube's major customers. C-Cube has recently secured additional foundry capacity in the Republic of China (Taiwan) from TSMC. Consequently, C-Cube will subject to the risk of political instability in Taiwan, including but not limited to the potential for conflict between Taiwan and the People's Republic of China. In addition, C-Cube sells certain of its products in international markets and buys certain products from its foundries in currencies other than the U.S. dollar, and C-Cube does not currently hedge its exposure to foreign currency exchange rate fluctuations. As a result, currency exchange rate fluctuations could have a material adverse effect on C-Cube's business and results of operations. With respect to international sales that are denominated in U.S. dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of and reduce demand for C-Cube's products relative to competitive products priced in the local currency. The United States has considered trade sanctions against Japan and is considering trade sanctions against China relating to trade and human rights issues. If trade sanctions were imposed, Japan or China could enact trade sanctions in response. Because a number of C-Cube's current and prospective customers and suppliers are located in Japan and China, trade sanctions, if imposed, could have a material adverse effect on C-Cube's business and results of operations. Similarly, protectionist trade legislation in either the United States or foreign countries could have a material adverse effect on C-Cube's ability to manufacture or to sell its products in foreign markets.

TAX TREATMENT

    It is possible that the Internal Revenue Service may assert that the Merger does not qualify as a tax-free reorganization because of a failure to meet the "continuity of interest" requirement applicable to reorganizations. The law relating to the continuity of interest requirement and the effect of post-Merger sales of C-Cube Common Stock, if any, by former DiviCom stockholders is not clear. A successful Internal Revenue Service challenge to the reorganization status of the Merger would generally result in a DiviCom stockholder recognizing gain equal to the difference between the stockholder's basis in his or her DiviCom Capital Stock and the fair-market value, as of the Effective Time of the Merger, of the C-Cube Common Stock and cash received in exchange therefor. See "Terms of the Merger -- Certain Federal Income Tax Considerations."

LIMITED HISTORY OF C-CUBE PROFITABILITY

    C-Cube was organized in 1988 and first achieved profitability in the third quarter of 1993. At June 30, 1996, C-Cube had retained earnings of only $29.8 million and, on a pro forma basis, the Combined Company would have had an accumulated deficit of $76.8 million at June 30, 1996. See "Unaudited Pro Forma Condensed Combined Financial Statements." There can be no assurance that C-Cube or the Combined Company will be able to sustain profitability in the future.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    Certain provisions of C-Cube's Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of C-Cube. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors of C-Cube, without further stockholder approval, may issue Preferred Stock, with such terms as the Board of Directors may determine, that could have the effect of delaying or preventing a change in control of C-Cube. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. C-Cube also has a classified board and is afforded the protections of Section 203 of the Delaware General Corporation Law, either of which could delay or prevent a change in control of C-Cube or could impede a merger, consolidation, takeover or other business combination involving C-Cube or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of C-Cube.

                                  INTRODUCTION

    This Prospectus/Proxy Statement is furnished in connection with the solicitation of proxies by the DiviCom Board to be used at the DiviCom Meeting. This Prospectus/Proxy Statement is also furnished by C-Cube to DiviCom stockholders in connection with the issuance of shares of C-Cube Common Stock in connection with the Merger described herein.

    The information set forth herein concerning C-Cube has been furnished by C-Cube and the information set forth herein concerning DiviCom has been furnished by DiviCom.

                                DIVICOM MEETING

DATE, TIME AND PLACE


    The DiviCom Meeting will be held on August 28, 1996 at 9:00 a.m., local time, at DiviCom's facility located at 1585 Barber Lane, Milpitas, California (the "DiviCom Meeting").


RECORD DATE AND OUTSTANDING SHARES; QUORUM


    Only holders of record of DiviCom Capital Stock at the close of business on July 31, 1996 (the "DiviCom Record Date") are entitled to notice of, and to vote at, the DiviCom Meeting. As of the close of business on the DiviCom Record Date, there were 131 holders of record of DiviCom Common Stock holding an aggregate of 10,999,791 shares of DiviCom Common Stock, four holders of record of DiviCom Series A Preferred Stock holding an aggregate of 15,788,000 shares of DiviCom Series A Preferred Stock, and two holders of record of DiviCom Series B Preferred Stock holding an aggregate of 5,500,000 shares of DiviCom Series B Preferred Stock. A majority, or 16,143,896, of the combined outstanding DiviCom Common Stock and Preferred Stock shares present in person or represented by proxy, will constitute a quorum for the transaction of business.


VOTING OF PROXIES


    This Prospectus/Proxy Statement is being furnished to holders of DiviCom Capital Stock in connection with solicitation of proxies by and on behalf of the Board of Directors of DiviCom for use at the DiviCom Meeting. In addition to the consideration of the Reorganization Agreement and the Merger, the only other matters to be brought before the DiviCom Meeting will be the amendment to DiviCom's Certificate of Incorporation to (i) ensure that the Merger is not treated as a liquidation for which the holders of DiviCom Preferred Stock will receive a liquidation preference, (ii) delete the right of the holders of DiviCom Series A Preferred Stock to buy certain DiviCom technology for $1.00 on a DiviCom dissolution and other DiviCom assets at fair market value, and (iii) delete the preemptive rights provision contained in DiviCom's Certificate of Incorporation (such amendments collectively constitute the "Certificate Amendments"). A copy of DiviCom's Restated Certificate of Incorporation reflecting the Certificate Amendments is attached as Annex C. All shares of DiviCom Capital Stock that are entitled to vote and are represented at the DiviCom Meeting either in person or by properly executed proxies received prior to or at the DiviCom Meeting and not duly and timely revoked may be voted at the DiviCom Meeting by the holders thereof who are present at such meeting or in accordance with the instructions indicated on such proxies, respectively. If no such instructions are indicated, such proxies will be voted for the approval and adoption of the Reorganization Agreement, the Merger and the Certificate Amendments. As to any business other than that described herein that may properly come before the DiviCom Meeting, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) delivering to the Secretary of DiviCom (by any means, including facsimile) a written notice bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) a subsequent proxy that is signed by the person who signed the earlier proxy and is presented at the DiviCom Meeting or (iii) attendance at the DiviCom Meeting and voting in person (although attendance at the DiviCom Meeting will not, by itself, revoke a proxy).

VOTE REQUIRED


    Approval and adoption of the Reorganization Agreement, the Merger and the Certificate Amendments requires the affirmative vote of (i) the holders of a majority of the outstanding shares of DiviCom Common Stock and Preferred Stock entitled to vote thereon, voting together as a single class (with each share of DiviCom Common Stock entitled to cast one vote per share and each share of Preferred Stock entitled to a number of votes equal to the number of whole shares of DiviCom Common Stock into which such share of DiviCom Preferred Stock could be converted on the record date for the vote), and (ii) two-thirds of the outstanding DiviCom Preferred Stock entitled to vote thereon, voting separately as a single class. Each record holder of DiviCom Capital Stock on the DiviCom Record Date is entitled to cast votes, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of DiviCom at the DiviCom Meeting. The SAGEM Entities, which own collectively as of the DiviCom Record Date 96% of the Series A Preferred Stock of DiviCom, 100% of the Series B Preferred Stock of DiviCom and 21.60% of the outstanding Common Stock of DiviCom, have agreed to vote their shares in favor of approval of the Merger, as has DiviCom's Chief Executive Officer and C-Cube, who own collectively as of the DiviCom Record Date an additional 29.54% of the Common Stock of DiviCom. Therefore, assuming that such stockholders vote as agreed, the Merger will be approved at the DiviCom Meeting.


ABSTENTIONS

    Abstentions will be included in determining the presence of a quorum and will have the same effect as votes against the proposal to approve the Reorganization Agreement and the Merger at the DiviCom Meeting.

EXPENSES; SOLICITATION OF PROXIES

    The cost of the solicitation of DiviCom stockholders will be borne by DiviCom. Proxies may be solicited by certain DiviCom directors, officers and employees personally or by telephone, telegram or other means of communication. Such persons will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation.

APPRAISAL AND DISSENTERS' RIGHTS

    Stockholders of DiviCom who do not vote in favor of the Merger may, under certain circumstances and by following procedures prescribed by Section 262 of the DGCL, exercise appraisal rights and receive cash for their shares of DiviCom Capital Stock. A dissenting stockholder of DiviCom must follow the appropriate procedures under Delaware law or suffer the termination or waiver of such rights. See "Terms of the Merger -- Appraisal and Dissenters' Rights."


CERTIFICATE AMENDMENTS



    Stockholders of DiviCom are being asked to amend three provisions of DiviCom's Certificate of Incorporation to ensure that DiviCom's Certificate of Incorporation not conflict with the actual terms of the proposed Merger. The Certificate Amendments, if approved, would:



    (a) amend Article V(A)(1)(c) to provide that an acquisition shall not be treated as a liquidation entitling the holders of the DiviCom Preferred Stock to their liquidation preference;



    (b) delete Article IV(A)(4) that currently provides that upon a dissolution of DiviCom, the holders of the Series A Preferred have the right to purchase a significant portion of DiviCom's technology for $1.00 and other DiviCom assets at fair market value; and


    (c) delete Article V that currently provides that holders of more than 5% of DiviCom's outstanding shares have a preemptive right to acquire a pro rata share of any new securities offered by DiviCom.


    Consistent with the terms of the Reorganization Agreement, the Certificate Amendments ensure that the consideration is paid on a pro rata basis between the DiviCom stockholders, that DiviCom retains all of its technology rights and that C-Cube receives all of DiviCom's outstanding stock and technology. As a result of approving the Certificate Amendments, the holders of the DiviCom Preferred Stock will not receive their liquidation preference on the Merger, will not be able to acquire the DiviCom technology on its dissolution, and will no longer have preemptive rights on future offerings of DiviCom capital stock.



    Pursuant to the Reorganization Agreement, DiviCom's Restated Certificate of Incorporation reflecting the Certificate Amendments will be filed with the Delaware Secretary of State immediately prior to filing the Agreement of Merger effectuating the Merger and ONLY if the Merger is to be consummated. It is intended that if the Merger is approved by the DiviCom stockholders, the meeting will be adjourned at that point and reconvened immediately prior to the closing, at which time the DiviCom stockholders will vote on the Certificate Amendments. The DiviCom Meeting will be adjourned to permit the vote on the Certificate Amendments to occur just prior to the Closing since it is possible, albeit unlikely, that the Merger could be approved by DiviCom stockholders, yet fail to close for some other reason. The DiviCom Meeting will not be adjourned to solicit additional votes. Given the Voting Agreement signed by the SAGEM Entities, beneficial holders of 23,099,348 shares of DiviCom Capital Stock, the Certificate Amendments will be approved. It is a condition to closing of the Merger that the Certificate Amendments be approved and effective prior to the Effective Time of the Merger.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

JOINT REASONS FOR THE MERGER

    C-Cube and DiviCom have identified several mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These potential benefits include:

    -COMPATIBLE  STRATEGIES.    DiviCom  and  C-Cube  have  compatible  business
     strategies based upon open standards, interoperability and diverse business relationships with partners and customers. The adoption of open standards is critical to allow companies such as C-Cube and DiviCom to compete against entrenched suppliers which often support their own proprietary standards (e.g. MPEG 2 as an open standard vs. Digicypher, a proprietary technology of General Instruments). The Merger will allow the Combined Company to more effectively promote standards-based solutions, including MPEG 2, ATM, DVB, etc., in their lines of business.

    -COMBINED EXPERTISE IN EMERGING DIGITAL VIDEO NETWORKING MARKET. C-Cube has expertise in the video compression market, the core enabling technology for digital video networking. DiviCom has expertise in networking, including video compression. The Combined Company will be able to deliver new product solutions to a wider range of customers than either company on a stand alone basis.

    -ENABLE END-TO-END DIGITAL VIDEO NETWORKING SOLUTIONS. Delivering digital video networking systems solutions involves integrating numerous elements, including video and audio compression, transport multiplexing, conditional access, subscriber management, transmission, diagnostics and interactive services, among others. The Combined Company will be better situated to develop and deliver advanced solutions that incorporate each company's expertise in these elements.

    -REDUCE  COST  OF SETTOP  BOX BY  PRODUCT INTEGRATION.   Settop  boxes today
     contain separate subsystems for digital video and audio decoding, network interface, system control and utilities such as electronic program guides. By understanding all these disparate elements, the Combined Company believes it can identify areas for potential integration and cost reduction, potentially offering solutions which are superior to those that are based on discrete subsystems.

    -DEVELOP  NEXT  GENERATION  SYSTEMS  THAT  MERGE  STORAGE  AND  TRANSMISSION
     TECHNOLOGIES. Today there are different systems sold to consumers for the consumption of networked digital video (E.G., settop boxes) and the playback of storage based media (E.G., Video CD players). C-Cube and DiviCom believe that the combined expertise of C-Cube and DiviCom, through their understanding of storage-based and network-based digital video architectures respectively, could lead to the development of a wide range of platforms that include both technologies, helping to create new types of consumer products.

    -DIVERSIFICATION OF C-CUBE PRODUCT LINE.  DiviCom currently markets  certain semiconductor ASIC products under license. In the past, C-Cube has licensed, manufactured and sold one of these ASICs. As a Combined Company, there will be increased opportunity to jointly define and sell these products, diversifying C-Cube's product portfolio and potentially generating more revenue than if these products were only sold under a royalty-bearing license.

    -BROADEN MARKETING AND SALES SUPPORT CHANNELS. DiviCom customers are highly concentrated in the U.S. and Europe, while the majority of C-Cube sales currently come from the Asia-Pacific Region. The Combined Company will have the opportunity to realize efficiencies in managing customer sales activity and technical support worldwide.

C-CUBE'S REASONS FOR THE MERGER


    In addition to the anticipated joint benefits described above, C-Cube believes that the acquisition of DiviCom is a significant strategic opportunity for C-Cube. C-Cube believes that the acquisition of DiviCom will provide a variety of advantages to C-Cube, including the following:

    -TECHNOLOGY LEVERAGE. C-Cube will be able to leverage DiviCom's expertise in transport multiplexing, conditional access encryption and statistical multiplexing and other technologies outside its core video compression business to enhance future product offerings.

    -POTENTIAL  FOR INCREASED  SALES OF  C-CUBE DECODER  PRODUCTS.   Through the
     anticipated benefits accruing from DiviCom's technological expertise, C-Cube believes that certain of its decoder products may be increasingly attractive to its customers.

    -ENHANCE UNDERSTANDING OF CUSTOMERS' SYSTEMS REQUIREMENTS. C-Cube believes that, as issues arise in the development of end-to-end solutions in the video networking applications market, it will be better positioned to identify improvements in its products in order to make them more suitable to its video networking customers as a result of the Merger.

    -MEET   COMPETITIVE    CHALLENGE    FROM   OTHER    VERTICALLY    INTEGRATED
     SUPPLIERS. Certain of C-Cube's and DiviCom's competitors are integrated systems and semiconductor suppliers. The addition of DiviCom will enable C-Cube to more effectively compete with such companies than if it were a stand alone semiconductor supplier.

DIVICOM'S REASONS FOR THE MERGER

    The Board of Directors of DiviCom believes that the Merger is in the best interests of DiviCom and its stockholders and therefore recommends that the stockholders of DiviCom vote FOR approval and adoption of the Reorganization Agreement and approval of the Merger. Four of the members of the Board of Directors are employees of one of the SAGEM Entities. In addition to the benefits described above, the DiviCom Board considered the following factors in arriving at this decision:

    -STOCKHOLDER VALUE. The Merger will enable DiviCom stockholders to exchange their privately held DiviCom Capital Stock for cash and publicly traded C-Cube Common Stock and enable holders of unvested DiviCom options to receive unvested options to purchase C-Cube Common Stock that will be registered with the Commission and thus publicly tradable once the options are exercised. In addition, certain other rights and privileges of DiviCom stockholders will also change as a result of the Merger. Upon completion of the Merger, each former DiviCom stockholder will have a substantially smaller percentage ownership of C-Cube than such stockholder's current percentage ownership of DiviCom. Accordingly, former DiviCom stockholders will have a significantly smaller voting influence on a percentage basis over the affairs of C-Cube than currently enjoyed over the affairs of DiviCom.

    -IMPROVED ABILITY TO COMPETE.  DiviCom's competitors include companies  that are larger than DiviCom and have longer operating histories and significantly greater capital and resources. DiviCom believes that its ability to compete for certain large sales against such companies has, from time to time, been adversely affected by customer preferences for larger, more established suppliers. DiviCom further believes that the Merger has the potential to improve DiviCom's competitive position by making available the greater resources of the Combined Company (such as access to capital, marketing and research and development resources).

    -DISTRIBUTION SYNERGIES. The Merger would provide DiviCom with access to C-Cube merchant semiconductor sales channels that are not currently available to DiviCom, allowing DiviCom to obtain the higher margins on sales made through this channel. Moreover, DiviCom believes it can capitalize upon operating and distribution efficiencies made available after the Merger as a result of more uniform and global distribution capabilities provided by C-Cube.

    - ELIMINATION OF PREFERENTIAL RIGHTS. The SAGEM Entities have agreed to waive all preferential rights to the Merger consideration in favor of equal treatment with holders of DiviCom Common Stock by signing the Voting Agreement in which they agreed to vote for the Certificate Amendment. The Certificate Amendment enables a more favorable allocation of the Merger consideration to the DiviCom stockholders (other than the SAGEM Entities).

    - ELIMINATION OF RESTRICTIONS ON DOING BUSINESS. The SAGEM Entities also have agreed to eliminate certain business restrictions and reduce obligations relating to the development and transfer of DiviCom technology as embodied in the Transition Agreement. This agreement should enable DiviCom to compete more effectively in the future on a global basis.

    - CONSISTENT  CORPORATE CULTURE.   C-Cube's corporate  culture, policies and
      practices  in  retaining  employees   and  its  business  operations   are
      consistent with the expectations of DiviCom employees.

DIVICOM BOARD RECOMMENDATION OF APPROVAL OF THE MERGER

    In addition to the factors listed above, DiviCom's Board of Directors considered the following factors. DiviCom's Board of Directors determined not to pursue a stand-alone public offering as an alternative due to the greater risk, delay and expense such a transaction entails, and to the lack of certainty that such a transaction could be completed or that the price at which it could be completed would be attractive. DiviCom's management determined in early 1996 that DiviCom could benefit from a business combination with a strong industry partner that would bring to the Combined Company increased financial resources, complementary product offerings, enhanced market presence and expanded distribution capabilities, as well as a release from existing technology and market arrangements with the SAGEM Entities. The DiviCom Board of Directors believes that as larger, more vertically integrated companies increasingly enter the digital video technology market, a company such as that resulting from the Merger has substantially greater chances to compete and grow. In addition, notwithstanding DiviCom's extensive contacts with leading electronics companies other than C-Cube, no comparable offers to the transaction proposed by C-Cube were received by the Board of Directors.


    On May 16, 1996, the Board of Directors of DiviCom received a confidential written preliminary proposal with respect to a potential acquisition of DiviCom (the "Preliminary Proposal"). The offeror was a major electronics company with which DiviCom has had business relations. The Preliminary Proposal valued
DiviCom, at that time, at between $115 and $140 million and was subject to a number of material contingencies, including a financing contingency. DiviCom's Board of Directors determined after careful consideration that the C-Cube proposal was both superior in price (approximately $192 million valuation at signing) and certainty, and offered what the Board and management felt were superior operating and marketing synergies.



    In the course of its deliberations, the DiviCom Board of Directors reviewed a number of additional factors relevant to the Merger with DiviCom's management. In particular, the DiviCom Board considered: (i) information concerning C-Cube and DiviCom's businesses, historical financial performance, product mix and customer mix; (ii) an evaluation of the prospects of DiviCom on a stand-alone basis based on internally developed projections of its business which made it clear that DiviCom's projected growth would require substantial additional capital, which the majority stockholder was not willing to provide; (iii) the compatibility of the management and businesses of DiviCom and C-Cube; and (iv) oral reports from management and legal advisors on the results of their due diligence investigation of C-Cube, which included reviewing the published reports of analysts that follow C-Cube's business, which reports were favorable to C-Cube and its business. The Board also considered certain appraisals regarding the Company's valuation for purposes of valuing its stock options obtained on November 1, 1995 (which valued DiviCom's Common Stock at $0.40 to $0.50 per share) and April 15, 1996 (which valued DiviCom's Common Stock at $1.60 to $1.70 per share). DiviCom did not engage an investment banker to advise it regarding the proposed Merger with C-Cube, nor did the DiviCom Board of Directors or DiviCom's management perform the type of numeric and analytic activities that would ordinarily be performed by a professional financial advisor. After carefully considering DiviCom and C-Cube's respective businesses, historical financial performance, operations, products and prospects, C-Cube's financial resources, its complementary product offerings and strategy, its substantial market presence and its sales and distribution capabilities, as well as the other factors referred to above and the potentially negative factors referred to below, the Board of DiviCom concluded that the relative valuations of DiviCom and C-Cube reflected in the Vested Exchange Ratio, Unvested Exchange Ratio and Per Share Cash Amount were appropriate and that the Merger would have the substantial advantages referred to above for the Combined Company.


    The Board of Directors of DiviCom also considered the following potentially negative factors in its deliberations concerning the Merger: (i) the possibility of management disruption associated with the Merger and the risk that, despite the efforts of the Combined Company, the Combined Company may not be able to retain key technical and management personnel of DiviCom and C-Cube; (ii) the potential loss of revenues to the Combined Company as a result of confusion in the marketplace and the possible exploitation of such confusion by competitors of the Combined Company; (iii) the substantial accounting charges and related cash requirements expected to be incurred by C-Cube in connection with the Merger and the risk that the trading price of C-Cube Common Stock may be adversely affected by these or other factors; (iv) the risk that the benefits sought to be achieved by the Merger will not be achieved; (v) the volatility of C-Cube's stock price; and (vi) other risks described above under "Risk Factors."

    The DiviCom Board of Directors met on July 25, 1996 to reevaluate its recommendation of approval of the Merger given the substantial decline in C-Cube's stock price since the Reorganization Agreement had been executed. The Board noted that C-Cube's financial results for its second quarter had been strong and consistent with analysts' published reports and concluded, after discussion, that the consideration offered by C-Cube still represented substantial value to the DiviCom stockholders. The Board also reconsidered the factors discussed above, given DiviCom's current capital requirements and the current unsettled security markets, and concluded that the Merger represents DiviCom's best alternative at this time.

    In view of the wide variety of factors, both positive and negative, considered by the DiviCom Board of Directors, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After taking into consideration all of the factors set forth above, the Board of Directors of DiviCom determined that the Merger was in the best interests of DiviCom and its stockholders and that DiviCom should proceed with the Merger at this time.

    THE BOARD OF DIRECTORS OF DIVICOM BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF DIVICOM AND ITS STOCKHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER.

MATERIAL CONTACTS

    In December 1992, Dr. Alexandre Balkanski, then the Vice President of Sales of C-Cube, asked Mr. Nolan Daines, who would later become the President, Chief Executive Officer, Chief Financial Officer and a director of DiviCom, to discuss the subject of incorporation of DiviCom. Dr. Balkanski introduced Mr. Daines to the SAGEM Entities and helped in the initial organization of DiviCom. At inception, C-Cube was granted approximately 7% of the Common Stock of DiviCom in exchange for certain technology and Dr. Balkanski was named to the DiviCom Board of Directors. In August 1994, C-Cube provided approximately $220,000 in equity investment for approximately 550,000 shares of DiviCom Preferred Stock.

    On November 14, 1994, DiviCom and C-Cube negotiated and signed license rights for C-Cube to purchase, manufacture and resell a chip subsequently known as the CL9110 Transport Demultiplexer.

    Dr.   Balkanski  served  on   the  Board  of  Directors   of  DiviCom  as  a
representative of C-Cube's interests in DiviCom until July 21, 1995. At that time, Dr. Balkanski submitted his resignation from DiviCom's Board of Directors due to his appointment as President and Chief Executive Officer of C-Cube as of July 1, 1995.

    Informal discussion between Dr. Balkanski and Mr. Daines regarding a closer relationship between C-Cube and DiviCom, including potential synergies between the video network systems business and the video compression semiconductor business, occurred intermittently after that date. These discussions became more focused upon a potential business combination in early 1996.

    On February 16, 1996, Mr. Daines contacted Gabriel Matter, who serves as a director of DiviCom as a representative of one of the SAGEM Entities' interests in DiviCom. Mr. Daines explained that C-Cube might be interested in entering the digital video systems business by way of a strategic combination and that, due to the close relations existing between C-Cube and DiviCom, Dr. Balkanski had asked him whether the SAGEM Entities would be interested in receiving an acquisition proposal. Mr. Daines added that Dr. Balkanski wished to meet with Michel Toussan, Vice President and Managing Director of the Electronics Division of SAGEM S.A. and Chairman of the Board of DiviCom, in order to informally discuss C-Cube's interest in a possible merger with DiviCom.

    From February 16, 1996 through March 31, 1996, C-Cube conducted preliminary due diligence on DiviCom, and certain members of management of C-Cube, DiviCom and SAGEM met to discuss a possible merger. Involved in those discussions were Mr. Daines, Dr. Lookabaugh, Nai-Ting Hsu and Rick Prime from DiviCom, Dr. Balkanski, Mr. Burke, Dr. LeGall, Mr. Daly and Mr. Foreman from C-Cube and Mr. Matter and Mr. Toussan of SAGEM. Matters concerning system versus semiconductor business models, complementary product strategies as well as early views regarding structure and organizational issues were all discussed. General business issues concerning customers, key contracts and development activities were also reviewed.

    On February 27, 1996, Dr. Balkanski met with Mr. Michael Wishart of Lehman Brothers to outline the possibility of a transaction and requested Lehman Brothers to prepare analyses to establish possible metrics for the valuation of DiviCom, with a focus on finding comparable valuations of publicly traded companies.

    On March 12, 1996, Dr. Balkanski met in Paris with Mr. Toussan, at which meeting a potential business combination, and the possible valuation of such a transaction based on initial data supplied by Lehman Brothers, was discussed.

    On April 1, 1996, DiviCom and C-Cube entered into a confidentiality agreement. Shortly thereafter the companies exchanged preliminary information and conducted preliminary due diligence investigations of each other's businesses. This due diligence featured presentations given by the senior management of DiviCom to Dr. Balkanski, outlining details of operations of each of the major functional units of DiviCom as well as a discussion of future product development plans.


    A meeting was held in Paris, France, on April 22, 1996. Present at the meeting were Dr. Balkanski, Messrs. Daines and Toussan and Mario Colaiacovo, Vice President and Chief Financial Officer of SAGEM S.A. C-Cube then submitted to the persons present a merger proposal. On the afternoon of the same day, a summary of terms, after having been negotiated and revised, was signed by Dr. Balkanski on behalf of C-Cube, Mr. Daines on behalf of DiviCom and Pierre Faurre, Chairman of the Board and Chief Executive Officer of SAGEM S.A. The summary of terms contained substantially all of the significant terms of the proposed Merger, including purchase price, allocation between stock and cash, the necessity of concluding a Transition Agreement concurrent with the Merger, and the structure of the transaction. Drafts of the Reorganization Agreement and other transaction documents were prepared based on the summary of terms and reviewed by the parties over the course of the next two weeks.


    On the afternoon of May 7, 1996, and during the day May 8, 1996, Mr. Daines of DiviCom, Dr. Balkanski, Mr. Burke and Mr. Foreman of C-Cube and Mr. Matter, Mr. Toussan and Mr. Galliard of

SAGEM met at C-Cube's offices to discuss definitive documentation for the Merger. At those meetings, the parties agreed to the limited "collar" provision and negotiated other provisions, such as the "no shop" clause and the various closing conditions and requirements for a tax-free transaction. Revised drafts of the Reorganization Agreement and the other transaction documents were prepared and recirculated based on the agreements reached at this meeting.


    From May 21, 1996 through May 23, 1996 Mr. Daines, Dr. Balkanski, Mr. Toussan and Mr. Gaillard met in New York, New York, with Mr. Matter and Mr. Fallevoz participating from time to time by telephone conference call, to negotiate the remaining unresolved issues concerning formulation of the allocation of the Merger consideration, the escrow arrangements, the representations and warranties in the Reorganization Agreement, the drafting and discussion of the Transition Agreement and finalizing the other transaction documents.

    On May 23, 1996, the Board of Directors of DiviCom met with DiviCom's legal counsel, considered the terms of the Reorganization Agreement and related agreements as then negotiated, as well as the results of the due diligence review of C-Cube, and unanimously approved the Reorganization Agreement.

    On May 24, 1996 the Board of Directors of C-Cube met with C-Cube's legal counsel, considered the terms of the Reorganization Agreement and related agreements as then negotiated, the results of the due diligence review of DiviCom, and unanimously approved the Reorganization Agreement.

    On May 28, 1996, officers of DiviCom and C-Cube and representatives of the SAGEM Entities executed the Reorganization Agreement, and the proposed Merger was publicly announced.


    While meeting at the financial printer to prepare the filing of the Registration Statement with the SEC, Mr. Daines and Dr. Balkanski began discussing the possiblity of allowing DiviCom stockholders the option to receive all stock in the Merger, as opposed to a combination of cash and stock. These discussions were tabled to facilitate the filing with the SEC on June 12, 1996. Thereafter, intermittent discussions between Messrs. Daines and Balkanski took place, and were finalized on July 24, 1996, when it was agreed that DiviCom stockholders would be given the opportunity to elect all stock, and the Reorganization Agreement was accordingly amended.



    Due to the sharp decline in the market price of C-Cube Common Stock in June and July, Messrs. Daines and Balkanski also discussed intermittently the possibility of increasing the merger consideration. These discussions culminated in an agreement to provide additional price protection to DiviCom stockholders between the market prices of C-Cube Common Stock of $21.37 and $18.01, and the Reorganization Agreement was accordingly amended.

                              TERMS OF THE MERGER


    THE FOLLOWING DISCUSSION SUMMARIZES THE PROPOSED MERGER AND RELATED TRANSACTIONS. THE FOLLOWING IS NOT, HOWEVER, A COMPLETE STATEMENT OF ALL PROVISIONS OF THE REORGANIZATION AGREEMENT AND RELATED AGREEMENTS. DETAILED TERMS OF AND CONDITIONS TO THE MERGER AND CERTAIN RELATED TRANSACTIONS ARE CONTAINED IN THE REORGANIZATION AGREEMENT, AS AMENDED, A CONFORMED COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS/PROXY STATEMENT AS APPENDIX A. STATEMENTS MADE IN THIS PROSPECTUS/PROXY STATEMENT WITH RESPECT TO THE TERMS OF THE MERGER AND SUCH RELATED TRANSACTIONS ARE QUALIFIED IN THEIR RESPECTIVE ENTIRETIES BY REFERENCE TO THE MORE DETAILED INFORMATION SET FORTH IN THE REORGANIZATION AGREEMENT.


EFFECTIVE TIME

    The Reorganization Agreement provides that the Merger will become effective upon the filing of a Certificate of Merger by the Secretary of State of the State of Delaware in accordance with the DGCL (the "Effective Time"). It is anticipated that if all conditions of the Merger have been fulfilled or waived, the Effective Time will occur on or about August 28, 1996, or on a date as soon as practicable thereafter.


OVERVIEW OF MERGER CONSIDERATION AND EXCHANGE RATIOS

    Upon consummation of the Merger, C-Cube will pay the DiviCom stockholders up to $70 million in cash and 2,680,412 shares of C-Cube Common Stock (up to 3,180,412, if the Closing Price of C-Cube Common Stock is greater than $18.00 and less than or equal to $21.37). The allocation of consideration between cash and C-Cube stock was the result of negotiations between the parties. During the negotiations, the parties discussed paying either (i) all stock or (ii) stock plus cash consideration for DiviCom. The majority DiviCom stockholder preferred to have as large a cash component as possible. C-Cube was not willing to pay more than $70 million in cash and wanted the remainder of the consideration to be paid in C-Cube stock in order that the Merger be characterized as "reorganization" within the meaning of Section 368 of the Code. Similarly, DiviCom wanted its U.S. DiviCom stockholders to receive C-Cube stock on a tax-deferred basis.



    The $70 million in cash and number of C-Cube shares to be received in the Merger was the result of arm's length negotiations between C-Cube, DiviCom, and DiviCom's majority stockholder, the SAGEM Entities. The Reorganization Agreement does not call for an adjustment to the number of shares of C-Cube Common Stock that are issued if the Average Price of the C-Cube Common Stock ranges from $48.50 to $21.37. As a result, the Reorganization Agreement allocates the market risk of a drop in the value of the consideration to be issued in the Merger in this price range to the DiviCom stockholders. If the Closing Price of the C-Cube Common Stock is between $21.37 and $18.00, the number of shares of C-Cube Common Stock issued will be increased so that the market value of the stock issued is 45% of the value of the total consideration issued in the Merger.



    The parties agreed that all DiviCom stockholders would receive consideration having the same value per share. Whether a DiviCom stockholder has Common Stock or Preferred Stock, vested stock or unvested stock, or elects to take the consideration in cash and stock or in stock only, the formulas in the Reorganization Agreement result in each stockholder receiving consideration with the same value per share (based on the Average Price of the C-Cube Common Stock if the Closing Price is greater than $21.37 and based on the Closing Price of the C-Cube Common Stock if the Closing Price is less than $21.37).


    Pursuant to the Reorganization Agreement, the amount of consideration a DiviCom stockholder receives is determined pursuant to the exchange ratios set forth below. The parties agreed that there would be two exchange ratios: one of which converted DiviCom stock solely into C-Cube stock, and another that converted DiviCom stock into C-Cube stock and a certain amount of cash. Permitting two forms of payment was considered desirable for several reasons. First, DiviCom wanted to allow the holders of vested Common Stock to elect to receive only stock consideration, rather than partly stock and partly cash. By electing to receive "stock only" consideration, a DiviCom stockholder can obtain tax deferred treatment on all of the consideration paid by C-Cube. Second, for certain accounting reasons, C-Cube wanted to require the holders of DiviCom unvested Common Stock to receive only stock consideration. Although this results in two different exchange ratios depending on the form of consideration to be received, the formulas for determining each exchange ratio are designed to ensure that whether a DiviCom stockholder is to receive all stock or stock and cash, each DiviCom stockholder will receive an equivalent value of consideration based on the Average Price of the C-Cube stock.

    The following chart illustrates how a DiviCom stockholder can use the formulas in the Reorganization Agreement to determine the consideration to be received at five hypothetical C-Cube Common Stock prices ($18.01, $20, $25.75, $30, and $53.89) and under two scenarios (Scenario A in which no holder of DiviCom vested Common Stock elects to receive "stock only," and Scenario B in which all holders of DiviCom vested Common Stock other than the SAGEM Entities, C-Cube, and two affiliates, make such a "stock only" election. There can be no assurance that C-Cube Common Stock will trade at these prices or what number of shares of DiviCom vested Common Stock, if any, will elect to receive "stock only" consideration:



                                                    CLOSING PRICE   CLOSING PRICE   AVERAGE PRICE   AVERAGE PRICE   AVERAGE PRICE
AT A C-CUBE STOCK PRICE OF:                                 $18.01          $20.00          $25.75          $30.00          $53.89
EACH DIVICOM SHARE RECEIVES CONSIDERATION EQUAL
 TO:                                                         $3.56           $3.56           $3.89           $4.21           $5.59
SCENARIO A ASSUMES THAT NO STOCKHOLDERS ELECT TO
RECEIVE STOCK ONLY (IF NO ELECTION IS MADE BY THE
STOCKHOLDER MEETING, A HOLDER OF VESTED STOCK WILL
RECEIVE BOTH STOCK AND CASH)
EACH VESTED SHARE AS TO WHICH NO "STOCK ONLY"
ELECTION IS MADE:
TO DETERMINE THE CONSIDERATION YOU ARE TO RECEIVE
FOR SUCH SHARES, USE THE FOLLOWING FORMULA:
TOTAL CONSIDERATION = (A * B) + (A * C)
  A = Your vested shares as to which no "stock
   only" election was made
  B = Cash per share to be received:                         $2.16           $2.16           $2.16           $2.16           $2.16
      Stock value per share to be received:                  $1.40           $1.40           $1.73           $2.05           $3.43
  C = Vested Exchange Ratio (To find number of
   C-Cube Shares)                                   0.075855541850  0.069865791543  0.067026334392  0.068152616274  0.063678692620
EACH UNVESTED SHARE AND EACH VESTED SHARE AS TO
WHICH
A "STOCK ONLY" ELECTION IS MADE:
TO DETERMINE THE NUMBER OF C-CUBE SHARES YOU ARE
TO RECEIVE
FOR SUCH SHARES, USE THE FOLLOWING FORMULA:
SHARES OF C-CUBE STOCK TO BE RECEIVED = D * E
  D = Your unvested shares or vested shares as to
   which a "stock only" election was made
      Stock value per share to be received:                  $3.56           $3.56           $3.89           $4.21           $5.59
  E = Unvested Exchange Ratio (To find number of
   C-Cube Shares)                                   0.197672186780  0.178003813986  0.151017023831  0.140244624709  0.103811560555
SCENARIO B ASSUMES THAT ALL STOCKHOLDERS ELECT TO
RECEIVE STOCK ONLY EXCEPT THE SAGEM ENTITIES,
C-CUBE, AND CERTAIN OTHER AFFILIATES HOLDING IN
THE AGGREGATE 28,042,336 SHARES.
EACH VESTED SHARE AS TO WHICH NO "STOCK ONLY"
ELECTION IS MADE:
TO DETERMINE THE CONSIDERATION YOU ARE TO RECEIVE
FOR SUCH SHARES, USE THE FOLLOWING FORMULA:
TOTAL CONSIDERATION = (A * B) + (A * C)
  A = Your vested shares as to which no "stock
   only" election was made
  B = Cash per share to be received:                         $2.50           $2.50           $2.50           $2.50           $2.50
      Stock value per share to be received:                  $1.06           $1.06           $1.39           $1.71           $3.09
  C = Vested Exchange Ratio (To find number of
   C-Cube Shares)                                   0.059069982076  0.053192518859  0.054076219686  0.057037101151  0.057490801477
EACH UNVESTED SHARE AND EACH VESTED SHARE AS TO
WHICH A
"STOCK ONLY" ELECTION IS MADE:
TO DETERMINE THE NUMBER OF C-CUBE SHARES YOU ARE
TO RECEIVE
FOR SUCH SHARES, USE THE FOLLOWING FORMULA:
SHARES OF C-CUBE STOCK TO BE RECEIVED = D * E
  D = Your unvested shares and vested shares as to
   which a "stock only" election was made
      Stock value per share to be received:                  $3.56           $3.56           $3.89           $4.21           $5.59
  E = Unvested Exchange Ratio (To find number of
   C-Cube Shares)                                   0.197672186780  0.178003804196  0.151017023831  0.140244624709  0.103811560555
AGGREGATE C-CUBE SHARES TO BE ISSUED:                    3,180,051       2,863,636       2,680,412       2,680,412       2,412,321
AGGREGATE CASH TO BE ISSUED:                           $70,000,000     $70,000,000     $70,000,000     $70,000,000     $70,000,000
AGGREGATE VALUE OF CONSIDERATION ISSUED:              $127,272,720    $127,272,720    $139,020,609    $150,412,360    $199,999,979

    The Vested Exchange Ratio, the Per Share Cash Amount and the Unvested Exchange Ratio will vary in accordance with the formula in "Manner and Basis of Converting Shares" depending upon the Average Price of the C-Cube Common Stock, the number of shares of DiviCom vested Common Stock on the Closing Date, and the number of shares of DiviCom vested Common Stock that elect to receive "stock only" consideration. In addition, in order to preserve the tax-deferred nature of the transaction, the parties have agreed to increase the Aggregate Share Number (and thus adjust the Vested Exchange Ratio and Unvested Exchange Ratio) if the Closing Price of the C-Cube Common Stock is between $18 and $21.37. If the Closing Price of the C-Cube Common Stock is $18 or less, DiviCom will resolicit stockholder approval of the Merger.



    In addition to the consideration being paid in the Merger by C-Cube, the holders of the DiviCom Preferred Stock have agreed to give up certain rights that they hold under DiviCom's Certificate of Incorporation, and the SAGEM Entities have agreed to give up certain contractual rights that they have to DiviCom's technology. See "DiviCom Meeting -- The Certificate Amendment" for a discussion of amendments to DiviCom's Certificate of Incorporation to allow equal division of the merger consideration and "Terms of the Merger -- The Transition Agreement" for a discussion of the elimination of certain restrictions on DiviCom's ability to do business, intellectual property rights assigned to DiviCom and marketing and product rights granted to the SAGEM Entities in connection with the Merger.


MANNER AND BASIS OF CONVERTING SHARES


    As a result of the Merger, the maximum number of shares of C-Cube Common Stock to be issued (including C-Cube Common Stock to be reserved for issuance upon exercise of any of DiviCom's options to be assumed by C-Cube) in exchange for the acquisition by C-Cube of all outstanding DiviCom Capital Stock and all then-outstanding unvested options to acquire DiviCom Capital Stock will be 3,180,412. No adjustment will be made in the number of shares of C-Cube Common Stock issued in the Merger as a result of any cash proceeds received by DiviCom from the date of execution of the Reorganization Agreement to the closing date of the Merger pursuant to the exercise of options to acquire DiviCom Common Stock.


    Subject to the terms and conditions of the Reorganization Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, DiviCom or the holder of any shares of DiviCom Capital Stock, the following will occur:


    CONVERSION OF DIVICOM CAPITAL STOCK. Each share of DiviCom Capital Stock, whether Preferred or Common, issued and outstanding immediately prior to the Effective Time that is not subject to a right of repurchase at original purchase price ("Vested Shares") (other than any Dissenting Shares) that has not elected to receive "stock only" consideration will be canceled and extinguished and be converted automatically into the right to receive that fraction of a share of C-Cube Common Stock equal to the Vested Exchange Ratio (as defined below), and cash in the amount of the Per-Share Cash Amount (as defined below) upon surrender of the certificate representing such share of DiviCom Capital Stock in the manner provided in a letter of transmittal to be sent to each record holder of DiviCom Capital Stock prior to the Effective Time (a "Letter of Transmittal"). Each share of DiviCom Capital Stock issued and outstanding immediately prior to the Effective Time that is subject to a right of repurchase at original purchase price ("Unvested Shares") (other than any Dissenting Shares) and each Vested Share as to which a "stock only" election has been made will be canceled and extinguished and be converted automatically into the right to receive that fraction of a share of C-Cube Common Stock equal to the Unvested Exchange Ratio (as defined below), upon surrender of the certificate representing such share of DiviCom Capital Stock in the manner provided in the Letter of Transmittal. Since cash received in the Merger is taxable upon receipt, holders of Vested Shares are being given the opportunity to elect to receive the Unvested Exchange Ratio (consisting of "stock only" consideration, instead of the Vested Exchange Ratio (consisting of stock and cash consideration). Rights to receive C-Cube Common Stock in respect of DiviCom Capital Stock pursuant to the Reorganization Agreement will be subject to the escrow provisions of the Reorganization Agreement described under the section entitled "Terms of the Merger -- Escrow Fund" below.

        "Aggregate Cash Amount" means $70,000,000.

        "Aggregate Share Number" means


    (a) if the Closing Price of C-Cube Common Stock on the day before the closing (the "Closing Price") is greater than $21.37, the quotient (rounded to the nearest share) obtained by dividing (i) $130,000,000 by (ii) the lesser of
(x) $53.89 (which would result in a quotient of 2,412,321 shares) and (y) the average of the closing prices of a share of C-Cube's Common Stock on the Nasdaq National Market, or the national securities exchange on which C-Cube's Common Stock is then traded, for the twelve (12) trading days immediately preceding the date of the Company's stockholder meeting (the "Company Meeting") at which the Merger and the other transactions contemplated by this Agreement are submitted for approval (the "Average Price"); provided, however, that if the quotient obtained thereby is greater than 2,680,412, the quotient shall be deemed to be 2,680,412. Notwithstanding anything herein to the contrary, additional shares of C-Cube Common Stock shall be issuable in connection with payments to holders of unvested DiviCom Options and unvested DiviCom Common Stock pursuant to the Unvested Exchange Ratio; or



    (b) if the Closing Price of C-Cube Common Stock is greater than $18.00 and less than or equal to $21.37, the quotient (rounded to the nearest share) obtained by dividing $57,272,727 by such Closing Price. If the Closing Price of C-Cube Common Stock on the day before the closing is equal to or less than $18.00, DiviCom will resolicit stockholder approval of the Merger.


    "Per-Share Cash Amount" means the quotient obtained by dividing the Aggregate Cash Amount by the number of vested shares of DiviCom Capital Stock outstanding immediately prior to the Effective Time that are held by "Non-Electing Stockholders" (as defined below). To determine cash paid to a particular stockholder, the Per Share Cash Amount shall be multiplied by the number of Vested Shares held by a Non-Electing Stockholder and then rounded to the nearest whole cent.


    "Price Per DiviCom Share" means the quotient obtained by dividing (a) the sum of (i) the Aggregate Cash Amount and (ii) the product of the Aggregate Share Number multiplied by the Average Price, by (b) 35,750,000.


    "Stock Portion of Price" means the amount obtained by subtracting the Per Share Cash Amount from the Price Per DiviCom Share.

    "Vested Exchange Ratio" means the quotient obtained by dividing the Stock Portion of Price by the Average Price.

    "Unvested Exchange Ratio" means the quotient obtained by dividing the Price Per DiviCom Share by the Average Price.


    "Non-Electing Stockholders" are those DiviCom stockholders holding vested shares of DiviCom stock who did not submit to DiviCom, on or before the DiviCom Meeting, their written election to receive the Unvested Exchange Ratio with respect to those Vested Shares. Holders may elect to receive the Unvested Exchange Ratio solely with respect to Vested Shares of DiviCom Common Stock.


    No fraction of a share of C-Cube Common Stock will be issued, but in lieu thereof, each holder of shares of DiviCom Capital Stock who would otherwise be entitled to a fraction of a share of C-Cube Common Stock (after aggregating all fractional shares of C-Cube Common Stock to be received by such holder) shall be entitled to receive from C-Cube an amount of cash (rounded to the nearest whole cent) equal to the product obtained by multiplying such fraction by the Average Price.

    CONVERSION OF OPTION RIGHTS. Upon consummation of the Merger, each then outstanding option to purchase DiviCom Common Stock (each, a "DiviCom Option") granted under DiviCom's 1993 Stock Option Plan or its 1996 Stock Option Plan, to the extent such DiviCom Option is unvested, will be assumed by C-Cube and will automatically be converted into an option to purchase a number of shares of C-Cube Common Stock determined by multiplying the number of shares of DiviCom Common Stock subject to the unvested portion of the DiviCom Option by the Unvested Exchange Ratio, at an exercise price equal to the exercise price of the DiviCom Option at the time of the Merger divided by the Unvested Exchange Ratio, rounded down to the nearest whole cent. To avoid fractional shares, the number of shares of C-Cube Common Stock subject to an assumed DiviCom Option will be rounded down to the nearest whole share. Subject to the treatment of vested DiviCom Options described below, the other terms of the DiviCom Options, including vesting schedules, will remain unchanged. C-Cube has agreed to file a Registration Statement on Form S-8 with the Commission, with respect to the issuance of shares of C-Cube Common Stock upon exercise of the assumed DiviCom Options, as soon as practicable after the consummation of the Merger.

    THE VESTED PORTION OF DIVICOM OPTIONS WILL NOT BE ASSUMED BY C-CUBE, NOR IS C-CUBE SUBSTITUTING ITS OPTIONS FOR SUCH VESTED DIVICOM OPTIONS. AS A RESULT, EACH DIVICOM OPTION, TO THE EXTENT IT IS VESTED AND IS NOT EXERCISED ON OR BEFORE THE EFFECTIVE TIME, SHALL TERMINATE AND CEASE TO BE OUTSTANDING AS OF THE CONSUMMATION OF THE MERGER.


    As of the DiviCom Record Date, there were 3,225,115 outstanding DiviCom Options. Assuming that the vesting of such DiviCom Options is calculated as of an assumed Merger consummation date of August 22, 1996, and assuming that as of that date 1,846,443 unvested DiviCom Options are assumed by C-Cube, between 258,953 and 328,673 shares of C-Cube Common Stock will be subject to such options, depending on the Average Price and its effect, if any, on the Unvested Exchange Ratio.


STOCK OWNERSHIP FOLLOWING THE MERGER


    Based upon (i) the capitalization of DiviCom as of the close of business on July 31, 1996, (ii) the assumption that no holder of DiviCom Capital Stock exercises appraisal or dissenters' rights, (iii) a closing date of August 22, 1996, and (iv) an Average Price of $25.75, the closing price of C-Cube stock on July 22, 1996, (the "Exchange Ratio Assumptions"), an aggregate of approximately 2,386,443 shares of C-Cube Common Stock will be issued to DiviCom stockholders in the Merger. Based upon the number of shares of C-Cube Common Stock issued and outstanding as of July 31, 1996, and after giving effect to the issuance of C-Cube Common Stock as described in the previous sentence, the former holders of DiviCom Capital Stock would hold, and have voting power with respect to, approximately 6.7% of C-Cube's total issued and outstanding shares, and holders of former DiviCom Options would hold options exercisable for approximately 0.87% of C-Cube's total issued and outstanding shares (assuming the exercise of only such options). The foregoing numbers of shares and percentages are subject to change in the event that the capitalization of either C-Cube or DiviCom changes subsequent to July 31, 1996 and prior to the Effective Time, and there can be no assurance as to the actual capitalization of C-Cube or DiviCom at the Effective Time.


EMPLOYEE BENEFIT PLANS

    Representatives of C-Cube's and DiviCom's respective human resources departments have met and will continue to meet to coordinate the manner of transition of the insurance and other benefit plans of DiviCom after the Merger. C-Cube and DiviCom intend that the continuing employees of DiviCom will be entitled to receive employee benefits from C-Cube that will be at least comparable to those being received by the employees of C-Cube, taken as a whole, who occupy comparable positions and have comparable responsibilities.


    DIVICOM OPTIONS. As described above, pursuant to the Reorganization Agreement, all unvested DiviCom Options outstanding immediately prior to the Effective Time will be assumed by C-Cube and converted into options to acquire shares of C-Cube Common Stock. As of July 31, 1996, DiviCom Options to acquire an aggregate of 3,225,115 shares of DiviCom Common Stock were issued and outstanding of which 1,870,309 such options were unvested. Notice to the holders of unvested DiviCom Options as to the terms of such assumption and conversion will be sent by C-Cube upon consummation of the Merger. Each unvested DiviCom Option so assumed by C-Cube shall continue to have, and be subject to, the same terms and conditions set forth in the related option plan and/or option agreement relating to such DiviCom Option. The vested portion of DiviCom Options will be canceled and extinguished as of the consummation of the Merger. At the Effective Time, each share will automatically be converted into the right to receive that fraction of a share of C-Cube Common Stock equal to the Unvested Exchange Ratio. C-Cube will not assume DiviCom Options that are vested as of the Effective Time, nor will C-Cube substitute C-Cube options for such vested DiviCom Options. To the extent that the vested DiviCom Options are not exercised on or before the Effective Time, such options will terminate and cease to exist.

    C-Cube will take all corporate and other actions necessary to reserve and make available sufficient shares of C-Cube Common Stock for issuance upon exercise of the DiviCom Options assumed by C-Cube and to prepare and file with the Commission a registration statement on Form S-8 (or any successor form) with respect to the underlying shares of C-Cube Common Stock issuable upon exercise of such DiviCom Options. C-Cube will use its reasonable efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement.

    SECTION 401(K) PLAN. DiviCom has established a tax-deferred savings plan (the "DiviCom Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Under the DiviCom Plan, eligible employees may authorize voluntary payroll deductions of up to 15% of their base salaries to be invested in certain independently managed, employee-selected investment funds. DiviCom has the option on an annual or quarterly basis to match or partially match any employee contributions. Following the Merger, DiviCom employees will be eligible to participate in the C-Cube 401(k) Plan (the "C-Cube Plan") by making new contributions to the C-Cube Plan. It is presently intended that the assets of the DiviCom Plan will be transferred to the C-Cube Plan.

ESCROW FUND


    In connection with the Merger, at the Effective Time, 10% of the shares of C-Cube Common Stock (the "Escrow Shares") otherwise issuable to each holder of at least 1% of the outstanding shares of DiviCom Capital Stock prior to the Merger on a fully diluted, as if converted to Common Stock, basis with respect to all options to acquire such stock (each a "Significant Stockholder") will be registered in the name of and deposited with the Escrow Agent, such deposit to constitute the Escrow Fund. The Escrow Shares shall be contributed to the Escrow Fund on behalf of each Significant Stockholder in proportion to the aggregate number of shares of C-Cube Common Stock such Significant Stockholder would otherwise receive by virtue of the Merger. No portion of the Escrow Fund will be contributed in respect of any options to acquire shares of DiviCom Capital Stock. The Escrow Shares will be held in escrow as security for any Losses that C-Cube incurs. The Significant Stockholders will have voting rights with respect to their respective Escrow Shares. Resort to the Escrow Fund will be the sole remedy of C-Cube for any Losses after the Effective Time. Notwithstanding the foregoing, C-Cube may not receive any shares from the Escrow Fund unless and until Losses in excess of $2,000,000 have been suffered. For the purpose of compensating C-Cube for its Losses, the Escrow Shares shall be valued at the average of the Closing Prices of C-Cube Common Stock for the five consecutive trading days ending two days prior to the date such shares are delivered to C-Cube out of the Escrow Fund. Subject to resolution of unsatisfied claims of C-Cube, the Escrow Fund shall terminate upon on the date which is 270 days following the closing of the Merger. The rights of Significant Stockholders to receive Escrow Shares upon the termination of the Escrow Fund will not be evidenced other than by the Reorganization Agreement and any escrow agreement that may be entered into with the Escrow Agent. The shares of C-Cube Common Stock subject to the escrow may be voted by the Significant Stockholders and, subject to the effect of the escrow and other applicable transfer restrictions (including the Affiliate Agreements), may be transferred by the Significant Stockholders.


    BY APPROVING THE REORGANIZATION AGREEMENT, THE SIGNIFICANT STOCKHOLDERS WILL BE DEEMED TO HAVE CONSENTED TO THE APPOINTMENT OF NOLAN DAINES, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF DIVICOM, AND CAROLINE DE PUYSEGUR, A REPRESENTATIVE OF THE SAGEM ENTITIES, TO ACT AS THE SECURITYHOLDER AGENTS ON BEHALF

OF DIVICOM'S SIGNIFICANT STOCKHOLDERS TO AUTHORIZE DELIVERY OF SHARES HELD IN ESCROW TO C-CUBE IN SATISFACTION OF CLAIMS BROUGHT BY C-CUBE FOR LOSSES, TO
OBJECT TO SUCH DELIVERIES, TO AGREE TO, TO NEGOTIATE AND TO ENTER INTO SETTLEMENTS AND COMPROMISES WITH RESPECT TO SUCH CLAIMS, AND TO TAKE CERTAIN OTHER ACTIONS ON BEHALF OF DIVICOM'S SIGNIFICANT STOCKHOLDERS. SEE ARTICLE VII OF THE REORGANIZATION AGREEMENT FOR A MORE DETAILED EXPLANATION OF THE ESCROW FUND AND RIGHTS WITH RESPECT THERETO.

LEGAL STRUCTURE OF THE MERGER

    Under the Reorganization Agreement, DiviCom will merge with and into Merger Sub, a wholly owned subsidiary of C-Cube formed for this purpose, with Merger Sub being the surviving corporation of the Merger (the "Surviving Corporation"). The Certificate of Incorporation and Bylaws of Merger Sub in effect immediately prior to the Effective Time will remain the Certificate of Incorporation and Bylaws of the Surviving Corporation and the Board of Directors of Merger Sub will remain the Board of Directors of the Surviving Corporation. The officers of DiviCom immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office in accordance with the Bylaws of the Surviving Corporation.

CONDUCT OF DIVICOM'S BUSINESS PRIOR TO THE MERGER

    Under the Reorganization Agreement, DiviCom has agreed, during the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement pursuant to its terms or the Effective Time, except to the extent that C-Cube otherwise consents in writing, that DiviCom will carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, to pay or perform other material obligations when due, and to use all reasonable efforts consistent with past practices and policies to preserve intact DiviCom's present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with DiviCom, all with the goal of preserving unimpaired DiviCom's goodwill and ongoing businesses at the Effective Time. Among other things, DiviCom has agreed that, subject to certain specific exceptions, it will not, without the prior written consent of C-Cube:

        (a) enter into any commitment or transaction not in the ordinary course of business;

        (b)   transfer  to  any  person  or   entity  any  rights  to  DiviCom's
    intellectual property (other than pursuant to certain end-user licenses in the ordinary course of business);

        (c) enter into or amend any agreements pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any products of DiviCom;

        (d) amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the agreements material to the business of DiviCom;

        (e) commence any litigation;

        (f) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of DiviCom, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants or other rights exercisable therefor other than repurchases of employees' restricted shares upon termination of their employment pursuant to existing arrangements and consistent with past practices);

        (g) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, except for (i) the issuance of shares of DiviCom Common Stock upon exercise of presently outstanding DiviCom Options, and (ii) the issuance of previously authorized options to employees in the ordinary course of business pursuant to DiviCom's option plans;

        (h) except as contemplated by the Reorganization Agreement, cause or permit any amendments to its Certificate of Incorporation or Bylaws;

        (i) acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets in an amount in excess of $200,000 in the case of a single transaction or in excess of $500,000 in the aggregate;

        (j) sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business;

        (k) incur any indebtedness for borrowed money without prior consultation or guarantee any such indebtedness or issue or sell any debt securities of DiviCom or guarantee any debt securities of others;

        (l) grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date of the Reorganization Agreement or DiviCom's pre-existing severance policy;

        (m) adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers, pay or agree to pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees, except as contemplated by the Reorganization Agreement;

        (n) revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

        (o) pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the DiviCom financial statements attached to the Reorganization Agreement or the notes thereto or that arose in the ordinary course of business subsequent to March 31, 1996 or expenses consistent with the provisions of the Reorganization Agreement incurred in connection with any transaction contemplated thereby;

        (p) make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; or

        (q) take, or agree in writing or otherwise to take, any of the actions described above, or any other action that would prevent DiviCom from performing or cause DiviCom not to perform its covenants under the Reorganization Agreement.

NO SOLICITATION

    The Reorganization Agreement provides that DiviCom will not (nor will DiviCom permit any of DiviCom's officers, directors, agents, representatives or affiliates to), directly or indirectly, (i) solicit, conduct discussions with or engage in or continue with negotiations with any person relating to the possible acquisition of DiviCom (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets, (ii) provide information with respect to it to any person, other than C-Cube, relating to the possible acquisition of DiviCom (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets, (iii) enter into an agreement with any person, other than C-Cube, providing for the acquisition of DiviCom (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets or (iv) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of DiviCom (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets by any person, other than by C-Cube. In addition to the foregoing, DiviCom has agreed that if it receives prior to the Effective Time or the termination of the Reorganization Agreement any offer or proposal relating to any of the above, it shall promptly notify C-Cube thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as C-Cube may reasonably request.

EXPENSES

    Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Reorganization Agreement and the transactions contemplated thereby, are the obligation of the respective party incurring such fees and expenses.

CONDITIONS TO THE MERGER

    The respective obligations of each party to the Reorganization Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Reorganization Agreement and the Merger shall have been approved and adopted by the stockholders of DiviCom by the requisite vote under applicable law and DiviCom's Certificate of Incorporation and such Certificate of Incorporation shall have been amended as provided in the Reorganization Agreement, (b) the Commission shall have declared the Registration Statement effective; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the parties, (c) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall there be any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered or enforced or deemed applicable to the Merger, which makes consummation of the Merger illegal, (d) any waiting period applicable to the consummation of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated, (e) the shares of C-Cube Common Stock issuable to stockholders of DiviCom pursuant to the Reorganization Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange, (f) C-Cube and the SAGEM Entities shall have executed and delivered a registration rights agreement with respect to the C-Cube Common Stock to be issued to such stockholder in the Merger, (g) the Transition Agreement shall be in full force and effect, there shall have occurred no default thereunder (or any action that, with the passage of time or the giving of notice or both would result in a default thereunder) that shall not have been cured or waived, and the parties thereto shall have performed all actions required to be performed by them thereunder prior to the Effective Time, and (h) vested DiviCom Options shall have been terminated to the extent not exercised as of the Effective Time.

    In addition, the obligations of DiviCom to consummate the Merger are subject to the following conditions, unless waived by DiviCom and the SAGEM Entities:
(a) the truth and correctness of the
representations and warranties of C-Cube and Merger Sub contained in the Reorganization Agreement with the same force and effect as if made on and as of the Effective Time, except for those representations and warranties which address matters only of a particular date (which shall remain true and correct as of such date) and delivery to DiviCom of a certificate to such effect signed on behalf of C-Cube by a duly authorized officer of C-Cube, (b) C-Cube and Merger Sub shall have performed or complied (which performance or compliance shall be subject to C-Cube's or Merger Sub's ability to cure as provided in the Reorganization Agreement) in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by them on or prior to the Effective Time; and the SAGEM Entities and DiviCom shall have received a certificate to such effect signed by a duly authorized officer of C-Cube, (c) DiviCom shall have been furnished with evidence satisfactory to it that C-Cube has obtained the third party consents, approvals and waivers set forth in the Reorganization Agreement, (d) DiviCom shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to C-Cube, and (e) there shall not have occurred any material adverse change in the business, assets (including intangible assets), financial condition, prospects or results of operations of C-Cube since March 31, 1996, and (f) there shall not have occurred (i) any suspension or limitation of trading in securities generally on the Nasdaq Stock market or any national securities exchange, or any setting of minimum prices for trading on any such exchange or in the over-the-counter market, (ii) any imposition of governmental restrictions on trading in securities generally,
(iii) a banking moratorium either by Federal or California authorities, or (iv) an outbreak of major international hostilities or other national calamity in the United States.

    In addition, the obligations of C-Cube and Merger Sub to consummate the Merger are subject to the following conditions, unless waived by C-Cube: (a) the truth and correctness of the representations and warranties of DiviCom contained in the Reorganization Agreement with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Reorganization Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (iii) those representations and warranties, the breach of which, individually or in the aggregate, has not resulted in a material adverse change in the business, assets (including intangible assets), financial condition, prospects or results of operations of DiviCom; and C-Cube and Merger Sub shall have received a certificate to such effect signed on behalf of DiviCom by a duly authorized officer of DiviCom; provided, however, that no potential liability shall accrue to the extent representations and warranties are untrue or inaccurate as a result of actions taken (i) by C-Cube, or (ii) by DiviCom at the direction of, or with the prior written consent of, C-Cube, during the period from the date of the Reorganization Agreement through the Closing, (b) each of the parties identified by DiviCom as being one of its affiliates shall have delivered an executed affiliate agreement, which shall be in full force and effect, (c) DiviCom shall have performed or complied (which performance or compliance shall be subject to DiviCom's ability to cure as provided in the Reorganization Agreement) in all material respects with all agreements and covenants required by the Reorganization Agreement to be performed or complied with by it on or prior to the Effective Time; and C-Cube and Merger Sub shall have received a certificate to such effect signed by a duly authorized officer of DiviCom, (d) C-Cube shall have been furnished with evidence satisfactory to it that DiviCom has obtained the material consents, approvals and waivers set forth in the Reorganization Agreement, (e) C-Cube shall have received legal opinions from Fenwick & West LLP, legal counsel to DiviCom, and from Gibson, Dunn & Crutcher LLP, legal counsel to the SAGEM Entities, (f) there shall not have occurred any material adverse change in the business, assets (including intangible assets) financial condition, results of operations or prospects of DiviCom since March 31, 1996, (g) certain DiviCom employees shall have executed and delivered to C-Cube noncompetition agreements, and all such noncompetition agreements shall remain in full force and effect,
(h) holders of more than five percent of the outstanding shares of DiviCom Capital Stock shall not have exercised, nor shall they have any continued right to exercise, appraisal, dissenters' or similar rights under applicable law with respect to their shares by virtue of the Merger, (i) the Commission shall not have required as a condition to declaring this registration statement effective any material change in C-Cube's proposed accounting for the Merger, (j) C-Cube shall be reasonably satisfied that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

TERMINATION OF REORGANIZATION AGREEMENT


    The Reorganization Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by DiviCom's stockholders, (a) by mutual consent of DiviCom, the SAGEM Entities and C-Cube, (b) by C-Cube, the SAGEM Entities or DiviCom if: (i) the Effective Time has not occurred by August 31, 1996 (provided that the right to terminate the Reorganization Agreement under this clause (b) shall not be available to any party whose willful failure to fulfill any obligation under the Reorganization Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity that would make consummation of the Merger illegal, (c) by C-Cube if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any governmental entity, which would: (i) prohibit C-Cube's or DiviCom's ownership or operation of any portion of the business of DiviCom or (ii) compel C-Cube or DiviCom to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of DiviCom or C-Cube; in either case, the unavailability of which assets or business would have a material adverse effect on C-Cube's ability to realize the benefits expected from the Merger; (d) by
C-Cube if it is not in material breach of its obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of DiviCom and as a result of such breach certain conditions to the Merger set forth above would not then be satisfied; provided, however, that if such breach is curable by DiviCom within thirty days through the exercise of its reasonable best efforts, then for so long as DiviCom continues to exercise such reasonable best efforts C-Cube may not terminate the Reorganization Agreement under this clause (d) unless such breach is not cured within thirty days (but no cure period shall be required for a breach which by its nature cannot be cured);
(e) by DiviCom if it is not in material breach of its obligations under the Reorganization Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in the Reorganization Agreement on the part of C-Cube or Merger Sub and as a result of such breach certain conditions to the Merger set forth above would not then be satisfied; provided, however, that if such breach is curable by C-Cube or Merger Sub within thirty days through the exercise of C-Cube's or Merger Sub's reasonable best efforts, then for so long as C-Cube or Merger Sub continues to exercise such reasonable best efforts DiviCom may not terminate the Reorganization Agreement under this clause
(e) unless such breach is not cured within thirty days (but no cure period shall be required for a breach which by its nature cannot be cured); and (f) by C-Cube if DiviCom shall not have obtained the approval of its stockholders to the Merger and the transactions contemplated by this Agreement by thirty days after the effective date of this registration statement.


TRANSITION AGREEMENT

    In connection with the Reorganization Agreement, the SAGEM Entities, DiviCom, C-Cube and Nolan Daines entered into a Transition Agreement pursuant to which they agreed to terminate, as of the Effective Time, five existing agreements (the "Prior Agreements") to which all or some of them are parties:
(i) the Joint Venture and Shareholders Agreement, dated April 20, 1993; (ii) the Business Agreement, dated as of April 20, 1993; (iii) the Registration Rights and Buy-Out Agreement, dated as of April 20, 1993; (iv) the 1995 Rap-Up Agreement, dated January 23, 1996; and (v) the ASIC Purchasing Agreement, dated January 23, 1996. The Prior Agreements concerned, among other things, the licensing and allocation of technology ownership between DiviCom and the SAGEM Entities, and the supply of products to the SAGEM Entities. The Transition Agreement assigns, as of the Effective Time, to DiviCom all rights (including all intellectual property rights) that any party thereto (other than DiviCom) may have in any technology related to any products manufactured, designed, or sold by DiviCom. Under the Transition Agreement, DiviCom grants to the SAGEM Entities certain non-exclusive licenses under certain DiviCom technology. These licenses are perpetual, irrevocable, non-transferable, and non-sublicensable (except to affiliates). In particular, the SAGEM Entities are granted a license under the DiviCom technology, including DiviCom's ASIC designs, to design, manufacture, distribute, make derivative products from and sell certain decoder products, consumer decoders and SAGEM-developed decoders. These licenses in general continue licensing arrangements that were in place under the Prior Agreements. None of these licenses entitle the SAGEM Entities to receive updated versions of DiviCom technology, and, in most instances, the DiviCom technology that is licensed is limited to the December 31, 1995 version thereof. Royalties, on a per unit basis, are payable by the SAGEM Entities on SAGEM products manufactured and sold under these licenses for three years from the date of the Transition Agreement. Thereafter, the licenses continue in perpetuity as fully paid-up licenses.

    In addition, the Transition Agreement provides the SAGEM Entities with the right to distribute, and to provide customer support for, DiviCom system products in Europe. This license is non-exclusive; however during the two-year term of such license, DiviCom will, to the extent permitted by law, not license any third party to sell or lease or otherwise distribute DiviCom systems in France. The SAGEM Entities have the right to purchase certain system products from DiviCom, for distribution and sale by SAGEM, on a most-favored-customer basis. DiviCom also agrees to provide the SAGEM Entities' customers support on a most-favored-customer basis with respect to DiviCom products sold by the SAGEM Entities prior to the date of the Transition Agreement.


    While the Transition Agreement conveys substantial benefits to SAGEM which might not have been granted to unrelated third parties, it represents the agreement of the parties to the Reorganization Agreement as to the numerous pre-existing contractual relationships between DiviCom and SAGEM which each of DiviCom and C-Cube believe to be in the best interests of the Combined Company. Although the Transition Agreement treats SAGEM as one of DiviCom's most favored customers, it should be noted that DiviCom is currently SAGEM's subsidiary, SAGEM paid for the development of much of DiviCom's technology and currently markets DiviCom products in Europe. SAGEM agreed to give up its existing rights to DiviCom technology and operations on the condition that it retain sufficient rights to DiviCom's technology and products to permit it to continue its existing business selling DiviCom products in Europe.


    In addition to the foregoing provisions, the Transition Agreement includes terms regarding, among other things, the supply of ASICs to the SAGEM Entities, representations and warranties, limitations of liability, protection of confidential information and other terms relevant to an agreement for the transfer and licensing of technology.


REGISTRATION RIGHTS AGREEMENT


    Pursuant to the terms of the Reorganization Agreement, the SAGEM Entities entered into a Registration Rights Agreement with C-Cube which grants the SAGEM Entities certain rights to have their shares of C-Cube Common Stock obtained as a result of the Merger registered under the Securities Act. Under the Registration Rights Agreement, the SAGEM Entities may, on up to two occasions beginning 90 days after the effective date of the Merger and ending on the third anniversary of the Closing Date, require C-Cube to register on a Form S-3 not less than 10% of the SAGEM Entities' shares of C-Cube Common Stock. C-Cube is only obligated to effect such a registration once every 365 days, provided that such period may be shortened to 180 days in the event that the SAGEM Entities' shares of C-Cube Common Stock exceed the greater of (i) 1% of C-Cube's outstanding Common Stock and (ii) the average weekly reported volume of public trading in C-Cube Common Stock during the preceding four full calendar weeks. C-Cube may delay the filing or effectiveness of such registration by up to 90 days in the event such registration would interfere with a significant transaction involving C-Cube or in the event C-Cube is working on an underwritten public offering of C-Cube Common Stock and the SAGEM Entities are afforded an opportunity to include at least 50% of their shares of C-Cube Common Stock in such offering.

    Additionally, pursuant to the Registration Rights Agreement, in the event C-Cube proposes to register shares of C-Cube Common Stock for the account of selling securityholders, then C-Cube must generally include the SAGEM Entities' shares of C-Cube Common Stock in such registration on a PRO RATA basis to those of the other selling securityholders.

    C-Cube is  required to  pay all  expenses  of a  registration of  the  SAGEM
Entities' shares of C-Cube Common Stock pursuant to the Registration Rights Agreement, except for discounts, commissions and fees of underwriters, selling brokers and dealers relating to such shares, and any fees of the SAGEM Entities' counsel.

    The Registration Rights Agreement requires C-Cube to indemnify the SAGEM Entities and their directors and officers and any underwriter for any liabilities or losses relating to any untrue (or alleged untrue) statement or misleading (or alleged misleading) omission made by C-Cube and requires the SAGEM Entities to indemnify C-Cube and its directors and officers and any underwriter under similar circumstances.

VOTING AGREEMENT


    The SAGEM Entities own in the aggregate 2,375,493 shares of DiviCom Common Stock and 20,723,855 shares of DiviCom Preferred Stock representing 21.60% and 97.3% of the votes entitled to be cast by holders of shares of DiviCom Common Stock and DiviCom Preferred Stock, respectively, issued and outstanding as of July 31, 1996. Each of these entities, as well as the CEO (who beneficially owns a total of 1,877,895 shares of DiviCom Common Stock representing approximately 17.07% of the number of shares of DiviCom Common Stock outstanding as of July 31, 1996) of DiviCom, have entered into a Voting Agreement with C-Cube. In addition, C-Cube and its affiliates hold 3.6% of the Series A Preferred Stock and 12.5% of the Common Stock of DiviCom and intend to vote in favor of the Merger and the Certificate Amendment. Each of the foregoing entities and individual has been identified by DiviCom as an "affiliate" (as that term is defined for purposes of Rule 145 promulgated under the Securities Act) of DiviCom. Pursuant to the Voting Agreement, each of the foregoing DiviCom stockholders has agreed to vote in favor of approval and adoption of the Reorganization Agreement and approval of the Merger.


    The vote of the shares of DiviCom Capital Stock subject to the Voting Agreement will be adequate to approve the Reorganization Agreement, the Merger and the Certificate Amendment by DiviCom stockholders.

NONCOMPETITION AGREEMENTS

    Certain officers and other employees of DiviCom have entered into noncompetition agreements with C-Cube and DiviCom. The restrictions contained in such agreements cease if the restricted party's employment is terminated by C-Cube or DiviCom and C-Cube does not elect to continue paying the restricted party's salary during the remainder of the noncompetition period ending three years after the Effective Time.

AFFILIATE AGREEMENTS

    The C-Cube Common Stock to be issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any person who is an "affiliate" of C-Cube or DiviCom within the meaning of Rules 144 and 145 under the Securities Act. Rules 144 and 145 impose restrictions on the manner in which such affiliates may resell securities and also on the quantity of securities that such affiliates and others with whom they might act in concert may resell within any three-month period.

    In connection with the parties entering into the Reorganization Agreement, each person who has been identified by DiviCom as an affiliate of DiviCom is required to have entered into an agreement with C-Cube providing that such person will not offer to sell or otherwise dispose of any C-Cube Common Stock obtained as a result of the Merger except in compliance with the Securities Act and the rules and regulations thereunder. Generally, this will require that such sales be made in accordance with Rule 145(d) under the Securities Act, which in turn requires that, for specified periods, such sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act. The volume limitations should not pose any material limitations on any C-Cube stockholder who owns less than one percent of the outstanding C-Cube Common Stock after the Merger unless, pursuant to Rule 144, such stockholder's shares are required to be aggregated with those of another stockholder and together they exceed the one percent threshold.

    The affiliate agreements executed by each affiliate of DiviCom contain a representation that such affiliate has no plan or intention to sell any of the shares of C-Cube Common Stock received in the Merger (and will have no such plan or intention at the Effective Time).

CERTAIN BENEFITS TO DIVICOM MANAGEMENT AND EMPLOYEES

    DiviCom has forgiven the non-interest bearing obligation of Nolan Daines and Tom Lookabaugh to repay $73,342.10 and $48,671.05, respectively, that would otherwise be due from them under certain Executive Compensation Agreements as a result of the Merger. These amounts had been paid to Messrs. Daines and Lookabaugh as a bonus in 1995 by DiviCom. Although Messrs. Daines and Lookabaugh recognized such amounts as taxable income, the Executive Compensation Agreements required them to repay the bonuses if DiviCom were acquired. DiviCom's Board of Directors has decided to waive this obligation. Options granted to certain DiviCom officers, including Nolan Daines, Brian Johnson and Thomas Lookabaugh, contain provisions that require DiviCom to achieve certain development milestones in order for such options to vest. Furthermore, Eurodec, one of the SAGEM Entities, is to make the determination of whether the milestones have been achieved and provide written notice to that effect. DiviCom achieved the milestones in October 1995, but has not received the written notice from Eurodec. The Transition Agreement that will be effective upon the Closing of the Merger acknowledges the achievement of such milestones. Eurodec has agreed to provide such written notice, which will have the effect of ratifying the achievement in October 1995. The SAGEM Entities have been granted certain licenses and distribution rights under the Transition Agreement. See "-- Transition Agreement."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


    The following discussion summarizes the material federal income tax consequences of the Merger that are generally applicable to holders of DiviCom Capital Stock and is based on the opinions of counsel described below. This discussion does not deal with all income tax considerations that may be relevant to particular DiviCom stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, foreign persons, stockholders who acquired their shares in connection with previous mergers involving DiviCom or an affiliate, or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of DiviCom Capital Stock were or are acquired or shares of C-Cube Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, DIVICOM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.



    As discussed more fully below, it is a condition to the consummation of the Merger, that C-Cube will not waive, that counsel to C-Cube and DiviCom deliver opinions to the effect that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), with the result that (i) none of C-Cube, DiviCom or Merger Sub should recognize gain or loss as a result of the Merger and (ii) holders of DiviCom Capital Stock that exchange their shares for Common Stock and cash should recognize any realized gain (but not loss) in the Merger but not in excess of the amount of cash received.

    As a condition to the consummation of the Merger that C-Cube will not waive, Wilson Sonsini Goodrich & Rosati and Fenwick & West, counsel to C-Cube and DiviCom, respectively, will render their respective legal opinions, subject to the qualifications set forth below, that the Merger qualifies as a reorganization. Assuming that the C-Cube Common Stock received by each DiviCom stockholder holding such stock are held as capital assets within the meaning of
Section 1221 of the Code, the following tax consequences will result:


    GENERAL. A DiviCom stockholder will not recognize any loss upon the receipt of C-Cube Common Stock and cash. A DiviCom stockholder receiving both C-Cube Common Stock and cash in exchange for DiviCom Capital Stock will recognize gain (measured by the sum of the fair market value of the C-Cube Common Stock received plus the amount of any cash received minus the tax basis of the shares of DiviCom Capital Stock exchanged), if any, but only to the extent of the amount of any cash received. Under applicable U.S. Supreme Court precedent, such gain should generally be capital gain, subject to recharacterization as a dividend as described more fully below, and should generally be long-term capital gain if the shares of DiviCom Capital Stock exchanged for cash have been held for more than one year.

    The tax basis of the C-Cube Common Stock received (including the Escrow Stock as defined herein -- see "Terms of the Merger -- Escrow Fund") will be the same as the tax basis of the DiviCom Capital Stock exchanged, decreased by (i) the basis of any fractional share interest for which cash is received in the Merger and (ii) the amount of cash received at the Effective Time (other than cash received for a fractional share interest), and increased by the amount of gain (or dividend income) recognized on the exchange.

    In certain circumstances, a DiviCom stockholder that exchanges DiviCom Capital Stock for C-Cube Common Stock in the Merger will be required to treat any gain recognized as dividend income (rather than capital gain, if any) up to the amount of cash received in the Merger if the receipt of cash by such stockholder has the effect of a distribution of a dividend. Whether the receipt of cash has the effect of the distribution of a dividend would depend upon the stockholder's particular circumstances.

    In general, the determination of whether a stockholder who exchanges DiviCom Capital Stock and receives C-Cube Common Stock and cash recognizes capital gain or dividend income is made under Sections 356(a)(2) and 302 of the Code. Under
Section 356(a)(2) of the Code, each stockholder of DiviCom Capital Stock will be treated for tax purposes as if such stockholder had received only C-Cube Common Stock in the Merger, and immediately thereafter C-Cube had redeemed appropriate portions of such C-Cube Common Stock in exchange for the cash actually distributed to such stockholder in the Merger. Under Section 302 of the Code, the gain recognized by a stockholder on the exchange will be taxed as capital gain if the deemed redemption from such stockholder (i) is a "substantially disproportionate redemption" of stock with respect to such stockholder, or (ii) is "not essentially equivalent to a dividend" with respect to such stockholder. In making this determination, stockholders should be aware that, under Section 318 of the Code, a stockholder may be considered to own, after the Merger, C-Cube Common Stock owned (and in some cases constructively owned) by certain related individuals and entities and C-Cube Common Stock which the stockholder (or such related individuals or entities) has the right to acquire upon the exercise or conversion of options.

    The deemed redemption of a DiviCom stockholder's C-Cube Common Stock will be a "substantially disproportionate redemption" if, as a result of the deemed redemption, the ratio determined by dividing the number of shares of C-Cube Common Stock owned by such stockholder immediately after the Merger by the total number of outstanding shares of C-Cube Common Stock is less than 80% of the same ratio calculated as if only C-Cube Common Stock, and not cash, were issued to the DiviCom stockholder in the Merger.

    The deemed redemption of a stockholder's C-Cube Common Stock will be "not essentially equivalent to a dividend" if the stockholder experiences a "meaningful reduction" in his or her proportionate equity interest in C-Cube by reason of the deemed redemption. Although there are no fixed rules for determining when a meaningful reduction has occurred, the Internal Revenue Service (the

"IRS") has indicated in a published ruling that the receipt of cash in the Merger would not be characterized as a dividend if the stockholder's percentage ownership interest in C-Cube and DiviCom prior to the Merger was minimal, the stockholder exercises no control over the affairs of C-Cube or DiviCom, and the stockholder's percentage ownership interest in C-Cube is reduced in the deemed redemption by any extent. If neither of the redemption tests set forth above are satisfied, the stockholder will be treated as having received a dividend equal to the amount of such stockholder's recognized gain, assuming that such stockholder's ratable share of the earnings and profits of DiviCom (and, possibly, C-Cube) equals or exceeds such recognized gain.

    RETURN OF ESCROW STOCK. Upon a return of the Escrow Stock to C-Cube, a DiviCom stockholder may recognize gain or loss. If gain is recognized, the value of any shares of Escrow Stock returned to C-Cube should be added to the tax basis of the C-Cube Common Stock held by such stockholder.

    DISSENTING STOCKHOLDERS. A DiviCom stockholder that exercises such stockholder's right to seek an appraisal of such stockholder's shares of DiviCom Capital Stock generally will recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of the shares of DiviCom Capital Stock exchanged therefor. Such capital gain or loss will be long-term capital gain or loss if the shares of DiviCom Capital Stock exchanged by such dissenting stockholder have been held for more than one year. In addition, the amount of cash received may be treated as dividend income if the dissenting stockholder actually or constructively owns C-Cube Common Stock after the Merger as discussed above.

    FRACTIONAL SHARES. If a holder of shares of DiviCom Capital Stock receives cash in lieu of a fractional share of C-Cube Common Stock in the Merger, such cash amount will be treated as received in exchange for the fractional share of C-Cube Common Stock. Gain or loss recognized as a result of that exchange will be equal to the cash amount received for the fractional share of C-Cube Common Stock reduced by the proportion of the holder's tax basis in shares of DiviCom Capital Stock exchanged and allocable to the fractional share of C-Cube Common Stock. Such gain or loss will be long-term capital gain or loss if the shares of DiviCom Capital Stock exchanged therefor have been held for more than one year.


    The parties are not requesting a ruling from the IRS in connection with the Merger. However, it is a condition to the consummation of the Merger that C-Cube be reasonably satisfied that the Merger will qualify as a reorganization and C-Cube does not intend to waive this condition. Accordingly, the consummation of the Merger is conditioned on the delivery of the opinions of Fenwick & West LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, to the effect that, for federal income tax purposes, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. These opinions, which are collectively referred to herein as the "Tax Opinions," neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are based upon (i) representations made by C-Cube, Merger Sub, DiviCom and certain stockholders of DiviCom and (ii) the assumption that the "continuity of interest" requirement for tax-free reorganization treatment will be satisfied. In general, the continuity of interest requirement will be satisfied if (i) the C-Cube Common Stock received in the Merger, in the aggregate, represents a substantial portion of the entire consideration received by the DiviCom stockholders in the Merger and (ii) the DiviCom stockholders do not pursuant to a plan or intent existing at the time of the Merger dispose of so much of the C-Cube Common Stock received in the Merger that the DiviCom stockholders no longer have a substantial proprietary interest in the DiviCom business being conducted by C-Cube after the Merger. DiviCom stockholders should be aware that the law relating to the continuity of interest requirement is unclear and the Internal Revenue Service could argue that post-Merger sales, if any, by former DiviCom stockholders could result in the Merger failing to qualify as a reorganization.


    A successful IRS challenge to the "reorganization" status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would generally result in a DiviCom stockholder recognizing the full amount of his or her gain or loss with respect to each share of DiviCom

Capital Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the C-Cube Common Stock received in exchange therefor plus the cash received.

    THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, DIVICOM STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FOREIGN, FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

GOVERNMENTAL AND REGULATORY APPROVALS


    C-Cube and DiviCom are aware of no governmental or regulatory approvals required for consummation of the Merger, other than the filing of a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as to which notice of early termination of the waiting period with respect thereto has been received, and compliance with federal securities laws and the applicable securities laws of the various states.


ACCOUNTING TREATMENT

    The Merger will be accounted for as a purchase for financial reporting purposes in accordance with generally accepted accounting principles. C-Cube currently anticipates expensing approximately $105.4 million for in-process research and development expenses upon the closing of the Merger. Consummation of the Merger is conditioned on the Commission not requiring as a condition to declaring this Registration/Proxy Statement effective any material change in C-Cube's proposed accounting for the Merger.

APPRAISAL AND DISSENTERS' RIGHTS

    Stockholders of DiviCom who do not vote in favor of the Merger may, under certain circumstances and by following the procedure prescribed by the DGCL, exercise appraisal rights and receive cash for their shares of DiviCom Capital Stock. A dissenting stockholder must follow the appropriate procedures under the DGCL or suffer the termination or waiver of such rights. The failure of a DiviCom stockholder to vote on the Merger will not constitute a termination or waiver of such stockholder's appraisal and dissenter's rights under the DGCL.

    Each holder of DiviCom Capital Stock who is entitled to appraisal rights shall have 120 days after the Effective Time of the Merger to exercise such appraisal rights. Such stockholder must file a petition in the Delaware Court of Chancery demanding a determination of the value of its DiviCom Capital Stock. Merger Sub will send a statement setting forth the aggregate number of shares not voted in favor of the Merger to all stockholders entitled to appraisal rights who perfected such rights and submitted written requests for such statement to Merger Sub within 120 days after the Effective Time of the Merger.

    If a holder of DiviCom Capital Stock exercises appraisal rights in connection with the Merger under Section 262 of the DGCL ("Section 262"), any shares of DiviCom Capital Stock in respect of which such rights have been exercised and perfected will not be converted into C-Cube Common Stock but instead will be converted into the right to receive such consideration as may be determined by the Delaware Court of Chancery (the "Court") to be due with respect to such shares pursuant to the laws of the State of Delaware. This Prospectus/Proxy Statement is being sent by personal delivery or by mail to all holders of record of shares of DiviCom Capital Stock on the DiviCom Record Date and constitutes notice of the appraisal rights available to such holders under
Section 262.

    The following summary of the provisions of Section 262 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached to this Prospectus/Proxy Statement as Annex B and incorporated herein by reference.

    Holders of shares of DiviCom Capital Stock who object to the Merger and who follow the procedures in Section 262 will be entitled to have their shares of DiviCom Capital Stock appraised by the Court and to receive payment of the "fair value" of such shares as of the Effective Time of the Merger.

    A stockholder of DiviCom electing to exercise appraisal rights must, prior to the vote concerning the Merger at the DiviCom Meeting, perfect his, her or its appraisal rights by demanding in writing from DiviCom the appraisal of his, her or its shares of DiviCom Capital Stock. A vote against the Merger will not constitute a demand for appraisal. A stockholder electing to take such action must do so by a separate written demand as provided in Section 262. A holder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to DiviCom at 1708 McCarthy Boulevard, Milpitas, California 95035. The demand should specify the holder's name and mailing address, the number of shares of DiviCom Capital Stock owned and that such holder is demanding appraisal of his, her or its shares. Within ten days after the Effective Time of the Merger, DiviCom must provide notice of the Effective Time of the Merger to all stockholders who have complied with Section 262 and have not voted in favor of approval and adoption of the Reorganization Agreement and approval of the Merger. Only a holder of record of shares of DiviCom Capital Stock (or his, her or its duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name.

    Within 120 days after the Effective Time of the Merger, any stockholder who has made a valid written demand and who has not voted in favor of approval and adoption of the Reorganization Agreement and approval of the Merger may (i) file a petition in the Court demanding a determination of the value of shares of DiviCom Capital Stock, and (ii) upon written request, receive from DiviCom a statement setting forth the aggregate number of shares of DiviCom Capital Stock not voted in favor of approval and adoption of the Reorganization Agreement and approval of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after the written request therefor has been received by DiviCom.

    If a petition for an appraisal is timely filed, at a hearing on such petition, the Court is required to determine the holders of Dissenting Shares entitled to appraisal rights and to determine the "fair value" of the Dissenting Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the value of the Dissenting Shares. In determining such "fair value", the Court is required to take into account all relevant factors, including the market value of DiviCom Capital Stock and the net asset and earnings value of DiviCom, and in determining the fair value of interest, the Court may consider the rate of interest which DiviCom would have had to pay to borrow money during the pendency of the proceeding. Upon application by a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of DiviCom Capital Stock entitled to appraisal.

    Any holder of  Dissenting Shares who  has duly demanded  an appraisal  under
Section 262 will not, after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such Dissenting Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time of the Merger).

    If any holder of shares of DiviCom Capital Stock who demands appraisal under
Section 262 effectively withdraws or loses, his, her or its right to appraisal, the shares of such holder will be converted into a right to receive that number of shares of C-Cube Common Stock as is determined in accordance with the Reorganization Agreement. A holder will effectively lose his right to appraisal if he, she or it votes in favor of approval and adoption of the Reorganization Agreement and approval of the Merger, or if no petition for appraisal is filed within 120 days after the Effective Time of the Merger, or if the holder delivers to DiviCom a written withdrawal of such holder's demand for an appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time of the Merger requires the written approval of DiviCom. A holder of stock represented by certificates may also lose his, her or its right to appraisal if he, she or it fails to comply with the Court's direction to submit such certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings.

                               C-CUBE AND DIVICOM
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined financial statements give effect to the proposed Merger of C-Cube and DiviCom. The Merger is subject to stockholder and regulatory approval and other conditions. The unaudited pro forma condensed combined balance sheet has been prepared as if the acquisition, which will be accounted for as a purchase of DiviCom by C-Cube, was consummated as of June 30, 1996. Such pro forma balance sheet combines C-Cube's and DiviCom's balance sheets as of that date.

    The aggregate net purchase price of $133.9 million has been calculated based on the assumption that C-Cube's stock price is $25.75 (closing price as of July 22, 1996) and together with the fair value of the liabilities assumed has been allocated to the DiviCom assets acquired. Included in the pro forma purchase price are cash of $66.2 million plus the fair value of the approximately 2.3 million shares of C-Cube to be issued in exchange for all of the outstanding Preferred Stock and Common Stock of DiviCom, the fair value of the assumed options to acquire DiviCom Common Stock of $7.8 million and the estimated direct transaction costs of $1.3 million. The DiviCom Common Stock and options were valued using a C-Cube stock price of $25.75 per share. The allocation of the purchase price was based upon a preliminary independent appraisal of the fair value of the assets acquired and liabilities assumed. Such appraisal allocated $116.8 million to purchased technology, $105.4 million of which represented in-process research and development, and $3.6 million to goodwill.

    The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996 give effect to the proposed merger as if the acquisition was completed at the beginning of the year and six month period, respectively, and combines C-Cube's and DiviCom's statements of operations for each of those periods. Such statements do not include the effect of the $105.4 million nonrecurring charge for in-process research and development that has not reached technological feasibility and does not have alternative future uses. However such statements do reflect adjustments for the elimination of transactions between C-Cube and DiviCom, amortization of purchased technology and goodwill, adjustment of interest income to effect cash used in the transaction and related income tax effects.

    This method of combining historical financial statements for the preparation of the pro forma condensed combined statements is for presentation only. Actual statements of operations of the companies will be combined from the closing date of the acquisition with no retroactive restatements. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the combined financial position or combined results of operations that would have been reported had the Merger occurred on the dates indicated, nor do they represent a forecast of the combined financial position or results of operations for any future period. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and accompanying notes for C-Cube and DiviCom.

                               C-CUBE AND DIVICOM
              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)
                                     ASSETS

                                                                                     PRO FORMA        PRO FORMA
                                                         C-CUBE      DIVICOM       ADJUSTMENTS*        COMBINED
                                                       -----------  ----------  -------------------  ------------
Current assets:
  Cash and equivalents...............................  $   107,115  $   10,782  $    (66,246)(b)     $     51,651
  Short-term investments.............................       35,003                                         35,003
  Receivables........................................       35,940      16,835                             52,775
  Inventories........................................       23,249      17,932        (1,770)(a)           39,411
  Deferred taxes and other current assets............       13,030       4,406           126(j)            17,562
                                                       -----------  ----------    ----------         ------------
    Total current assets.............................      214,337      49,955                            196,402
  Property & equipment, net..........................       14,553       4,789                             19,342
  Production Capacity Rights.........................       47,600                                         47,600
  Distribution rights, net...........................        1,895                                          1,895
  Purchased technology, net..........................        1,473                    11,437(d)            12,910
  Goodwill, net......................................        1,366                     3,570(d)             4,936
  Other assets.......................................        4,442         538                              4,980
                                                       -----------  ----------    ----------         ------------
    Total............................................  $   285,666  $   55,282  $    (52,883)        $    288,065
                                                       -----------  ----------    ----------         ------------
                                                       -----------  ----------    ----------         ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................  $    26,558  $   10,107  $      1,350(g)      $     38,015
  Notes payable......................................       24,500                                         24,500
  Current portion of long-term obligations...........          969                                            969
  Deferred revenues..................................                   19,747                             19,747
  Accrued liabilities................................       18,590       9,028                             27,618
                                                       -----------  ----------                       ------------
    Total current liabilities........................       70,617      38,882                            110,849
  Deferred taxes.....................................                                  2,471(d)             2,471
  Long-term obligations..............................       87,816                                         87,816
                                                       -----------  ----------                       ------------
    Total liabilities................................      158,433      38,882                            201,136
                                                       -----------  ----------                       ------------
Minority interest in subsidiary......................          976                                            976
Stockholders' equity
  Preferred stock....................................                       21           (21)(c)                0
  Common stock, $0.001 par value, 50,000 shares
   authorized, 33,156 shares outstanding.............       98,391          11        66,243(b)           164,645
  Additional paid-in capital.........................                   29,258       (29,258)(c)                0
  Unrealized loss on investments.....................          (74)                                           (74)
  Deferred stock compensation........................         (448)                                          (448)
  Notes receivable...................................         (368)        (60)           60(c)              (368)
  Accumulated translation adjustments................       (1,050)                                        (1,050)
  Retained earnings..................................       29,806     (12,830)     (105,408)(e)          (76,752)
                                                                                      (1,150)(a)
                                                                                      12,830(a)
                                                       -----------  ----------                       ------------
    Total stockholders' equity.......................      126,257      16,400                             85,953
                                                       -----------  ----------    ----------         ------------
    Total............................................  $   285,666  $   55,282  $    (52,883)        $    288,065
                                                       -----------  ----------    ----------         ------------
                                                       -----------  ----------    ----------         ------------

 *See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                               C-CUBE AND DIVICOM
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                         PRO FORMA     PRO FORMA
                                                                 C-CUBE      DIVICOM   ADJUSTMENTS*    COMBINED
                                                               -----------  ---------  -------------  -----------
Net revenues:
  Product....................................................  $   123,190  $  34,119  $  (3,335)(a)  $   153,974
  Development contracts......................................        1,412     --                           1,412
                                                               -----------  ---------  -------------  -----------
    Total....................................................      124,602     34,119     (3,335)         155,386
                                                               -----------  ---------  -------------  -----------
Costs and expenses:
  Cost of product revenues...................................       59,253     16,451     (3,335)(a)       74,656
                                                                                           2,287(f)
  Research and development...................................       14,342     13,572                      27,914
  Selling, general and administrative........................       19,227      5,275        357(f)        24,859
  Purchased in-process technology............................        3,800                                  3,800
                                                               -----------  ---------  -------------  -----------
    Total....................................................       96,622     35,298       (691)         131,229
                                                               -----------  ---------  -------------  -----------
Income (loss) from operations................................       27,980     (1,179)    (2,644)          24,157
Other income (expense), net..................................        2,059        163                       2,222
                                                               -----------  ---------  -------------  -----------
Income (loss) before income taxes & minority interest........       30,039     (1,016)    (2,644)          26,379
Income tax expense (benefit).................................        4,933       (169)                      4,764
                                                               -----------  ---------  -------------  -----------
Income (loss) before minority interest.......................       25,106       (847)    (2,644)          21,615
Minority interest in net income of subsidiary................          211                                    211
                                                               -----------  ---------  -------------  -----------
Net income (loss)............................................  $    24,895  $    (847) $  (4,795)     $    21,104
                                                               -----------  ---------  -------------  -----------
                                                               -----------  ---------  -------------  -----------
Net income (loss) per share..................................  $      0.72  $   (0.11)                $      0.57
                                                               -----------  ---------                 -----------
                                                               -----------  ---------                 -----------
Shares used in computation...................................       34,651      7,670      2,680(h)        37,331
                                                               -----------  ---------  -------------  -----------
                                                               -----------  ---------  -------------  -----------


 *See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                               C-CUBE AND DIVICOM
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                C-CUBE       DIVICOM
                                                              SIX MONTHS   SIX MONTHS
                                                                 ENDED        ENDED
                                                                JUNE 30      JUNE 30      PRO FORMA     PRO FORMA
                                                                 1996         1996      ADJUSTMENTS*    COMBINED
                                                              -----------  -----------  -------------  -----------
Net revenues:
  Product...................................................  $   140,858   $  22,545   $  (5,751)(a)  $   157,652
  Development contracts.....................................          200      --                              200
                                                              -----------  -----------  -------------  -----------
    Total...................................................      141,058      22,545      (5,751)         157,852
                                                              -----------  -----------  -------------  -----------
Costs and expenses:
  Cost of product revenues..................................       65,540       9,954      (3,981)(a)       72,657
                                                                                            1,144(f)
  Research and development..................................       16,213       6,809                       23,022
  Selling, general and administrative.......................       16,094       4,575         178(f)        20,847
                                                              -----------  -----------  -------------  -----------
    Total costs and expenses................................       97,847      21,338      (2,659)         116,526
                                                              -----------  -----------  -------------  -----------
Income from operations......................................       43,211       1,207      (3,092)          41,326
Other income (expense), net.................................          708         149                          857
                                                              -----------  -----------  -------------  -----------
Income before income taxes and minority interest............       43,919       1,356       3,092           43,183
Income tax expense..........................................       15,811         624        (620)(i)       15,815
                                                              -----------  -----------  -------------  -----------
Income before minority interest.............................       28,108         732       2,472           26,368
Minority interest...........................................          681                                      681
                                                              -----------  -----------  -------------  -----------
Net income..................................................  $    27,427   $     732   $   2,472      $    25,687
                                                              -----------  -----------  -------------  -----------
                                                              -----------  -----------  -------------  -----------
Net income per share........................................  $      0.76   $    0.02                  $      0.67
                                                              -----------  -----------                 -----------
                                                              -----------  -----------                 -----------
Shares used in computation..................................       35,869      34,873       2,680(h)        38,549
                                                              -----------  -----------  -------------  -----------
                                                              -----------  -----------  -------------  -----------


 *See accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                               C-CUBE AND DIVICOM
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1 -- PURCHASE PRICE
    The purchase price of the acquisition of DiviCom is computed as follows:

Common stock to be issued....................................  $  58,454,000
Cash.........................................................     66,246,000
Employee stock options.......................................      7,800,000
Direct transaction costs.....................................      1,350,000
                                                               -------------
TOTAL........................................................  $ 133,850,000
                                                               -------------
                                                               -------------

    The purchase price is expected to be allocated as follows:

Current assets...............................................  $  49,955,000
Liabilities assumed..........................................    (41,847,000)
Equipment and Other..........................................      5,327,000
In-process technology........................................    105,408,000
Existing technology..........................................     11,437,000
Goodwill.....................................................      3,570,000
                                                               -------------
TOTAL........................................................  $ 133,850,000
                                                               -------------
                                                               -------------

    The allocation of the purchase price among identifiable intangible assets was based on a preliminary independent appraisal of the fair value of those assets. Such appraisal allocated $105.4 million to purchased in-process research and development. The $105.4 million will be expensed in the third calendar quarter upon closing as the technology has not yet reached technological feasibility and does not have alternative future uses. The unaudited pro forma condensed combined statements of operations do not include this one-time charge for purchased in-process technology as it represents a material nonrecurring charge in accordance with the rules for the preparation of pro forma financial statements.

NOTE 2 -- PRO FORMA ADJUSTMENTS
    The following pro forma adjustments have been made to the unaudited pro forma condensed combined financial statements:

    (a) Eliminate intercompany sales, cost of sales and profit in inventory.

    (b) Reflects the value of C-Cube cash and stock issued to effect the transaction and the fair value of options assumed by C-Cube.

    (c) Reflects elimination of DiviCom Common Stock and Preferred Stock and shareholders' deficit.

    (d) Reflects allocation of purchase price to existing technology.

    (e) Reflects one-time charge for purchased in-process technology.

    (f) Reflects amortization on a straight-line basis of purchased existing technology and goodwill over five and ten years, respectively.

    (g) Reflects accrual of direct transaction costs.

    (h) Reflects the issuance of 2,386,443 shares of C-Cube Common Stock to effect the transaction and the dilutive effects of options to acquire 293,969 shares of C-Cube Common Stock which represent the unvested DiviCom options assumed by C-Cube.


    (i) Reflects the effect of the above adjustments on income tax expense. The differences between the actual and pro forma effective income tax rates are due to the tax accounting for the purchased technology.


    The deferred tax assets recorded by DiviCom are included in the current assets assumed.

                         INFORMATION CONCERNING C-CUBE

THE COMPANY


    C-Cube Microsystems Inc. (referred to herein as "C-Cube" or the "Company"), established as a California corporation in 1988 and reincorporated in Delaware in 1994, is a provider of powerful, highly integrated, standards-based digital video compression solutions. The Company's innovative encoder, decoder and codec products enable high quality video to be provided cost-effectively by a broad range of end user systems. Digital video compression technology has enabled the development of a significant number of new or enhanced applications in the consumer electronics, computer and communications markets including video compact disc ("Video CD") players, desktop video production systems, Direct Broadcast Satellite ("DBS") systems, wireless cable systems and distributed video networks.


BACKGROUND

    Since the 1930s, video images have been transmitted and stored almost exclusively using analog formats. Digital video provides several fundamental benefits over analog video. Unlike analog video, digital video can be compressed, providing significant storage and transmission efficiencies and can be transmitted and reproduced without perceptible image degradation. Digital formats also provide users with the benefits of random access and superior editing capabilities. In the 1980s, the benefits of digital formats led the U.S. consumer audio industry to convert from analog long playing records to digital CDs, resulting in growth in the market for CD players. In the 1990s, the ongoing evolution from analog to digital is transforming the way in which video is produced, stored, transmitted and viewed.

    A significant barrier to the greater market acceptance of digital video has been the large volume of data required to represent images and video in a digital format, making storage or transmission economically impractical. For example, storage of an hour long video program in uncompressed digital form would require well over 100 CD-ROMs. Through emerging digital compression techniques, a substantial number of the redundancies inherent in video data can be detected and eliminated, significantly reducing the overall amount of data which needs to be retained, without affecting perceived image quality. These compression techniques allow the same hour long video program which required 100 CD-ROMs for storage in uncompressed format to be stored on a single CD-ROM. Similarly, a single uncompressed digital video program requires as much bandwidth for effective transmission as 50 compressed video programs, making uncompressed digital video impractical for markets such as broadcast and cable. As a result of these limitations, C-Cube believes that the emergence of cost-effective and practical video compression technology is critical to the development of mass market digital video applications.

    Cost-effective video compression solutions are now becoming available, and the benefits provided by the combination of digital video and compression technology are enabling the deployment of a large number of new applications and improving or expanding existing applications. Existing and potential applications in the consumer electronics, communications and computer markets include Video CD players, digital video disk players, video conferencing equipment, video editing systems, and video networks, including DBS, wireless cable and switched digital systems.

    Market development for C-Cube's new and expanded applications requires communication of shared content among various products and across multiple industries. This interoperability requires the widespread adoption of international compression standards. In response to the need for standards, industry leaders in consumer electronics, computers and communications including AT&T, IBM, JVC, Matsushita, NTT, Philips, Scientific Atlanta and Sony joined together with C-Cube in various committees sanctioned by the International Standards Organization (the "ISO") to define standards for the compression of still images and digital video for consumer electronics and broadcast industries. The first standard ISO adopted was a recommendation from the Joint Photographic Experts Group ("JPEG") committee for the compression of still images. C-Cube believes that in 1990 it introduced the first product which complied with the JPEG standard. The Moving Pictures Experts

Group ("MPEG") committee made a recommendation for a standard for compression of audio and video to CD-ROM, which was subsequently adopted by the ISO, and the first products complying with the MPEG 1 standard were introduced by C-Cube in 1991. MPEG 2, a compression standard used for audio and video broadcast systems and high density disk players, was recommended by the MPEG committee and adopted by the ISO in 1994, with initial compliant products introduced by C-Cube earlier the same year. These ISO standards specify a data format or syntax in which the compressed data stream must be presented in order to enable equipment from multiple vendors to be tied together into a single system that can transmit and display image or video content in a common format. These standards do not, however, specify the actual compression methodology and, therefore, do not determine image quality or compression efficiency. For example, poorly compressed data may comply with the relevant standard but contain visual artifacts such as blocking, ringing, pixelation and blurring which may result in poor image quality or loss in efficiency, costing capacity or play time. As a result, there can be significant differences in overall image quality between two solutions based on the same standard. Therefore, system manufacturers can differentiate their products by the quality of the compression solution which they select.

    Applications utilizing compressed digital video require an encoder for compression and a decoder for decompression. Encoding, the process of compressing digital images using complex mathematical algorithms to eliminate redundant information, determines the potential quality of the resulting image and the achievable degree of compression. Decoding, the process of reconstructing compressed video, restores a compressed digital bitstream back into an uncompressed and viewable format. The design and architecture of encoders and decoders are extremely complex, presenting significant technical challenges.

    In the past, as system vendors sought compression solutions, several problems emerged. First, the cost and complexity of encoding and decoding and the time required to compress digital video were significant limitations on the use of digital compression. The implementation of the encoding process required multiple circuit boards containing hundreds of expensive discrete digital logic devices. The expense, power requirements and physical size of such systems made encoding impractical for most applications. Many of these solutions also generally required 10 to more than 100 hours to compress a single hour of video, eliminating their usefulness in applications where significant time delay cannot be tolerated such as in news or sports broadcasting. The complexity in designing decoders results from the need for decoders to be highly integrated to meet the demand for low system cost and to be compatible with all applicable compression standards in order to ensure interoperability among products from different system manufacturers.

    In the past, most compression solutions have been hard-wired implementations developed for a single application which could not be optimized for use in other applications. In addition, the cost, size, image quality, compression ratio and architectural requirements vary widely among system manufacturers. These factors have made economies of scale and associated cost reductions difficult to achieve. In addition, the limited programmability of such systems has restricted their ability to take advantage of improvements in algorithms or to be modified to address changes in standards or new applications. As a result, these solutions have not fully addressed the needs of system manufacturers to bring new applications to market quickly or to differentiate their products. Furthermore, the rapid pace of change in digital compression technology, the ongoing implementation of standards and the continuing emergence of new applications necessitate that emerging compression technology be flexible in order to respond to changing market requirements.

MARKETS AND APPLICATIONS

    Products enabled by digital video compression technology can be divided into three broad markets: consumer electronics, communications and computers.

CONSUMER ELECTRONICS

    Using MPEG, video can be distributed on the same 5-inch (12 cm) CDs that are commonly used for audio. Potential future applications for video compression technology in the consumer electronics market include the new digital video disk
(DVD) formats currently being finalized, digital video camcorders and digital video cassette machines.

    VIDEO CD PLAYERS. A Video CD player is essentially a CD audio player with an MPEG 1 decoder and a video output. Adding this functionality increases the retail price of a typical CD audio player by $100 to $200 and gives these machines the ability to play movies, music videos and other titles from MPEG 1 encoded CDs. The physical Video CD disk format is identical to a standard 12 cm audio CD and is limited to 72 minutes play time with video quality generally perceived to be comparable to an analog VHS tape. Several thousand Video CD titles are now available, including movies, music videos, and karaoke titles. China, Japan, Korea, Taiwan and other Asian countries are known markets for Video CDs.

    DIGITAL VIDEO DISK ("DVD") PLAYERS. Unlike the Video CD standard which is an adaptation of the audio CD, next generation Digital Video Disks have recently been defined specifically for the very high quality playback of feature length movies. This new format, which is not yet commercially available, provides 135 minutes average play time (270 minutes for a double-sided disk) on a high density CD-ROM at four times the image resolution of a standard Video CD. The Company believes that this format, which uses MPEG 2 variable bit rate encoding and playback, will achieve widespread use in the United States, Europe and Asia.

    CONSUMER DIGITAL VIDEO CAMERAS. Digital video cameras (camcorders) designed as an alternative to today's analog-based home equipment could potentially offer advantages in areas such as image quality, cost, size and interoperability with other digital home consumer appliances such a DVD players and home editing equipment. The first tape-based, consumer-grade products using DCT-based formats called DV and DVCpro were recently introduced by companies including Sony, JVC and Matsushita. Other formats which support recordable disk-based media are currently being defined. C-Cube does not currently offer products supporting these formats but may choose to do so in the future.

COMMUNICATIONS

    Digital video compression has the potential to enable a number of new applications and capabilities in the communications market, including expanding the capacity and services of DBS systems, wireless cable and telephone distribution systems.

    DIRECT BROADCAST SATELLITE ("DBS") NETWORKS. By combining digital video compression technology with high-power Ku-band satellites, DBS systems have the potential to broadcast over 150 channels directly to an 18-inch dish antenna. The increased channel capacity could be used for new services such as near video on demand, movie delivery, pay-per-view and programming directed to specific segments of the viewing audience. Furthermore, in these new DBS systems, a single satellite can cover a geographical area the size of the contiguous United States, making reception possible throughout rural areas. DirecTV, the first U.S. deployment of a digital DBS system, was been introduced by Hughes in 1994 using the Company's encoder products.

    MULTICHANNEL MULTIPOINT DISTRIBUTION SERVICE ("MMDS"). MMDS, more commonly referred to as wireless cable, is a relatively new method for distributing video programming. The service relies on super high frequencies ("SHF") to transmit over the air instead of through overhead or underground wires, requiring a small receiving antenna to be placed in each home. It is initially being deployed in areas where there may not be an existing cable system or as an alternative to existing cable services in high-density urban centers. The use of digital compression and modulation in MMDS systems provides increased signal range, more channels and higher reliability than that of older analog MMDS systems.

    SWITCHED DIGITAL NETWORKS. A number of new systems are in development and are expected to allow telephone companies to deliver new services, including digital video, to the home. These include audio and video encoders, transport multiplexers and sophisticated modulation technologies to provide video over twisted pair copper phone lines (ADSL), fiber to the curb (FTTC) and hybrid fiber coax (HFC) networks. Since telephone networks are inherently bidirectional, these new systems have the potential to allow for such two-way services as video on demand, videophones and interactive services such as home shopping. Each of these systems would typically require a settop decoder in the home to decode the transmitted digital signal. IBM, DiviCom, Compression Labs, Apple and Scientific Atlanta are providing equipment which incorporates the Company's encoder and decoder products for use in trials and deployments.

    AD INSERTION EQUIPMENT. Ad insertion equipment enables local advertising and program segments to be compressed for storage and retrieval by cable systems and local television stations using high capacity random access disks. These digital-based systems are typically more reliable and cost effective than older systems which were based on racks of analog tapes. The Company's encoder and decoder products are being incorporated into ad insertion products in the early stages of deployment by Scientific Atlanta, Digital Equipment Corporation and Optibase.

    VIDEO CONFERENCING EQUIPMENT. Standards for high quality video conferencing such as H.320 and "low delay" MPEG have met with limited acceptance due to the lack of appropriate high speed digital switched services such as ISDN. As digital video networks become increasingly available, the market for such products could represent a significant opportunity. Video conferencing systems require both an encoder and decoder as well as an appropriate network interface.

COMPUTER

    Digital video compression technology is currently being used for a number of computer applications including add-in cards for games and Video CD playback, content encoding equipment, non-linear video editing products and desktop video conferencing systems.

    ADD-IN CARDS FOR GAMES AND VIDEO CD PLAYBACK. Low cost, MPEG 1-based video compression solutions can substantially improve the quality of video games played on a desktop computer. Consequently, support for MPEG 1 video is growing among operating system providers, with both Apple and Microsoft announcing support for MPEG 1. Boards have been introduced by several companies which use C-Cube MPEG 1 decoders. However, more powerful CPUs can decode MPEG 1 video in software and as a result the Company anticipates that the market for dedicated decoding hardware will decrease over time.

    ADD-IN CARDS FOR DVD PLAYBACK The newly defined DVD is a potential high-density media format with over seven times the data storage capacity of a standard CD-ROM. So called Super Density ROM ("SD-ROM") drives are expected to replace high-speed CD-ROM drives as standard PC peripherals starting in late 1996 or early in 1997. The addition of an add-in card which provides MPEG 2 video decode, Dolby AC3 audio decode and other DVD-specific functions will allow these drives to play back disks with material encoded in the DVD, Video CD and other video formats. However, it is anticipated that over time, CPUs will become powerful enough to decode MPEG 2 video in software.

    CONTENT ENCODING EQUIPMENT. Interactive game consoles and MPEG-based hardware and software playback solutions for desktop computers, content To keep pace with the growth in Video CD player markets, interactive game consoles, MPEG-based hardware and software playback solutions for desktop computers, content providers must efficiently and cost-effectively compress video content into MPEG 1 syntax. For example, to support the sales of video karaoke systems, thousands of titles must be compressed into MPEG syntax. This compression capability is also needed to prepare digital video for video games, multimedia presentations and storage for video on demand services. Several manufacturers have introduced MPEG 1 content encoding equipment in the form of PC or Macintosh add-in boards or complete systems based on C-Cube solutions. As DVD formats gain wider useage, it is anticipated that desktop encoder solutions for MPEG 2 will also become available.

    VIDEO EDITING SYSTEMS. Non-linear video editing is a computer-based authoring application that allows editors to quickly and flexibly cut and paste video sequences, reducing the time and cost of video post production. Several companies utilize the Company's products in their professional editing systems. In the future, lower price points and user interfaces targeted toward home use may open up a new market for editing equipment. To date most of these applications have been JPEG based but C-Cube recently introduced the CLM4100 family which supports MPEG-based editing.

DEPENDENCE ON EMERGING MARKETS

    To date, C-Cube has derived substantially all of its product revenues from sales of products for linear video playback (E.G. movies) and karaoke, direct broadcast satellite applications and computer add-in cards, and from sales of products for development, trials and early deployment of broadcast and other applications that are not yet commercially available or are not yet in volume production. The Company expects that Video CD and digital video networking applications will continue to account for a significant portion of C-Cube's revenues for the near future. Over the longer term, the Company's ability to generate increased revenues will be dependent on the development of new opportunities for compressed digital video in the consumer electronics, communications and computer markets. The potential size of these new market opportunities and the timing of their development is uncertain. Substantially all of the growth in the sales of C-Cube's decoder products over the last year has occurred in the Asia-Pacific region. There can be no assurance that such growth will continue or that other markets for C-Cube's product will emerge. Further, C-Cube's success in such markets will depend upon whether system manufacturers select the Company's products for incorporation into the system manufacturers' products, and upon the successful introduction of such products. There can be no assurance that demand for Video CD players or other existing applications will be sustained or that new markets will develop as expected by the Company, or at all, or that system manufacturers developing products for any such markets will design C-Cube's products into their system products and successfully introduce such system products. The failure of existing and new markets to develop as expected by the Company or to be receptive to C-Cube's products would have a material adverse effect on the Company's business and results of operations.

    The emergence of markets for certain digital video applications will be affected by a variety of factors beyond C-Cube's control. In particular, certain sectors of the communications market will require the development and deployment of an extensive and expensive communications infrastructure. There can be no assurance that communications providers will make the necessary investment in such infrastructure or that the creation of this infrastructure will occur in a timely manner. In addition, the deployment of such infrastructure will be subject to governmental regulatory policies, taxes and tariffs. For example, the U.S. Federal Communications Commission currently restricts the number of new frequencies available for deployment of new digital video broadcast networks, such as wireless cable. In addition, other countries have similar governmental restrictions. The development of such markets could be delayed or otherwise adversely affected by new governmental regulations or changes in taxes, or tariffs, or by the failure of government agencies to adopt changes to existing regulations necessary to permit new technologies to enter the market. The emergence of these and other markets is also dependent in part upon third party content providers developing and marketing content for end user products such as Video CD and DVD players, interactive game consoles, desktop computers and settop decoders in a format compatible with the Company's products. There can be no assurance that these third parties will develop and introduce such content in a timely fashion, or at all, or that other factors beyond C-Cube's control will not adversely affect the development of the digital video applications for which the Company's products are developed.

PRODUCTS

    C-Cube is focused on providing powerful, highly integrated, standards-based, programmable digital compression solutions that are cost-effective and deliver high image quality for the compression needs of customers in the consumer electronics, communications and computer markets. The Company has developed extensive expertise in programmable architectures, algorithms, microcode development and VLSI circuit design. This expertise has enabled C-Cube to be a leading innovator in the development of digital video compression solutions. The following table lists the Company's products, including the quarter in which initial production units of the products were first made available to customers.

                                                                                    PRODUCTION
     MARKET          PRODUCT NAME AND FUNCTION          APPLICATION EXAMPLES         RELEASE
                  CL450 MPEG 1 Video Decoder       Video CD players                   2Q 92
                  CL480VCD MPEG 1 System Decoder                                      3Q 94
                  CL484VCD MPEG 1 Video CD                                            1Q 96
                   Decoder
    CONSUMER
  ELECTRONICS
                  CLM4500 MPEG 1 Video Encoder     Content encoding equipment         4Q 93
                  CLM4550 Advanced MPEG 1 Video                                       2Q 96
                   Encoder
                  CL9100 MPEG 2 Video Decoder      DBS receivers, Settop decoders,    2Q 94
                  CL9110 MPEG 2 Transport           Ad insertion equipment            2Q 94
                   Demultiplexer
                  CLM4400 Half D1 MPEG 2 Encoder   Satellite news gathering,          2Q 96
                  CLM4440 Half D1 MPEG 2 Encoder    Distance learning, Ad             2Q 96
 COMMUNICATIONS                                     insertion equipment
                  CLM4700 Broadcast Resolution     Cable headends, Satellite          4Q 94
                   MPEG 2 Encoders                  uplinks, Video servers
                  CLM4720 MPEG 2 Storage Encoder                                      2Q 96
                  CLM4740 MPEG 2 Broadcast                                            2Q 96
                   Encoder
                  CLM4200 H.261 Video              Video conferencing equipment       4Q 94
                   Conferencing Codec
                  CL450 (SWA) MPEG 1 Video         Add-in cards for MPEG 1            2Q 92
                   Decoder                          decoding                          3Q 94
                  CL480PC MPEG 1 System Decoder
                  CL550 JPEG Codec                 Video editing equipment, Color     1Q 90
                  CL560 Advanced JPEG Codec         laser printers, facsimiles and    4Q 93
                                                    copiers
    COMPUTER
                  MVM121 Multimedia Video Manager  Computer add-in cards for VGA      2Q 94
                  MVP131 Multimedia Video           video display                     1Q 95
                   Processor
                  CLM4100 Multistandard Codec      Computer add-in cards for MPEG     4Q 93
                                                    1 content encoding

CONSUMER ELECTRONICS

    CL450 MPEG 1 VIDEO DECODER

    The Company believes the CL450 was the first commercially available MPEG 1 video decoder. The CL450 has been most widely used as the core enabling technology for a variety of digital karaoke players and jukeboxes for commercial and professional applications. These players represented advances over large, more expensive analog laser disk based systems.

    CL480VCD MPEG 1 SYSTEM DECODER

    The CL480VCD is an MPEG 1 decoder designed specifically for low-cost consumer electronics Video CD players. The CL480VCD is a single chip MPEG 1 audio and video decoder, including advanced features such as system decoding, audio/video synchronization, CD-ROM decoding support and on-chip error concealment. It allows system manufacturers to significantly lower the retail price of consumer electronics applications while shortening development time and effort.

    CL484 MPEG 1 VIDEO CD DECODER

    The CL484 is an advanced MPEG 1 System decoder which includes new levels of functionality and integration while maintaining pin and software compatibility with the CL480VCD. The CL480VCD includes DiscView-TM-, which allows quick scanning and selection of disk contents. In addition, the CL484 VCD offers playback of CD-G formats, bitmapped on-screen display and audio key control.

    CLM4500 MPEG 1 VIDEO ENCODER

    The CLM4500 is a consumer electronics resolution MPEG 1 video encoder which consists of two VideoRISC processors and associated MPEG encoding microcode. The primary application for the CLM4500 is real-time Video CD authoring, but the product is also used in low-bandwidth video networks. The CLM4500 microcode incorporates C-Cube's proprietary rate control and masking algorithms, enabling the encoders to deliver consumer grade video quality at low bit rates.

    CLM4550 ADVANCED MPEG 1 VIDEO ENCODER

    Noise, graininess or other video artifacts in original material can often adversely affect the quality of MPEG encoded bitstreams. The CLM4550 is a four chip encoder designed to provide extra filtering capability to complement the encoding algorithms contained in the CLM4500. The CLM4550 is designed for use in professional applications such as Video CD mastering which demand the high quality video encoding.

COMMUNICATIONS

    CL9100 MPEG 2 VIDEO DECODER AND CL9110 MPEG 2 TRANSPORT DEMULTIPLEXER

    The CL9100 is a single chip MPEG 2 broadcast video decoder which decodes video in the MPEG 1 and MPEG 2 formats and provides system level features such as error concealment and advanced on-screen display. The CL9110 is a companion chip sold under license from DiviCom that separates MPEG 2 data into video and audio and implements a number of broadcast-specific features, including a descrambler interface and conditional access functions. The CL9100 and CL9110 are built around proprietary RISC CPU cores and are optimized for settop decoder applications.

    CLM4400 AND CLM4440 HALF D1 RESOLUTION MPEG 2 VIDEO ENCODERS

    The CLM4400 is a low-cost implementation of the MPEG 2 standard which encodes video at half the horizontal resolution of the full CCIR-601 broadcast standard. This four chip implementation is designed to be used in applications that require lower data rates or smaller form-factors than provided by the full CLM4700 family such as distance learning, local video networks and ADSL deployments. The CLM4440 is based on the third generation VRP-3 encoder and reduces the form-factor to a 2-chip set.

    CLM4700 BROADCAST RESOLUTION MPEG 2 ENCODERS

    The CLM4700 is a family of real time, broadcast resolution MPEG 2 encoders, which consist of eight to fourteen VideoRISC processors and associated microcode. The CLM4700 microcode incorporates the Company's proprietary rate control and masking algorithms, enabling the encoders to deliver broadcast video quality at low bit rates. The CLM4700 is available in an 8 or 9 chip set to encode material as individual frames or as a 12 or 13 chip set to adaptively encode material as either fields or frames. The CLM4700, based upon VRP-2, C-Cube's second generation encoder technology, is shipping in production quantities, but new designers are now encouraged to use VRP-3-based chipsets, such as the CLM4740 and CLM4720.

    CLM4740 MPEG 2 BROADCAST ENCODER

    The CLM4740 is a seven chip set based on VRP-3, C-Cube's third generation encoder technology. The chipset encodes broadcast-resolution video into MPEG 2 Main Level/Main Profile format in real time using adaptive field/frame encoding techniques. The CLM4740 performs statistical multiplexing, closed captioning and external reference rate control.

    CLM4720 STORAGE ENCODER

    The CLM4720 is a five chip set based upon VRP-3. The chipset performs frame-based encoding using either real time constant bit rate or variable bit rate (VBR) encoding for improved storage capacity in video servers and other applications.

    CLM4200 H.261 VIDEO CONFERENCING CODEC

    The CLM4200 is a two-chip 15 frame per second full duplex video codec conforming to the H.261 video compression subset of the H.320 ITU video conferencing standard. The CLM4200 was developed in cooperation with PictureTel and provides a high quality solution complete with features such as picture-in-picture and high resolution still pictures.

COMPUTER

    CL450SWA MPEG 1 VIDEO DECODER

    The CL450 MPEG 1 video decoder, while initially designed for consumer applications, is now used in a variety of add-in cards for the PC and Macintosh platforms which enable the playback of Video CDs and high quality interactive games. In CL450-based systems, audio decoding is performed either with the addition of a dedicated chip or through the use of software-based audio decoder applications, offering a range of price-performance solutions. The CL450SWA (Software Audio) includes device drivers that utilize the host CPU to decode the MPEG audio bitstream in software.

    CL480PC MPEG 1 SYSTEM DECODER

    The CL480PC is a microcode-based variant of the CL480VCD, specially intended for the efficient playback of MPEG 1 titles on the PC. Features contained in the product allow it to interface easily to ISA and PCI busses as well as popular scaler/overlay and graphics chips. The lower power requirement of the CL480PC is well-suited for power sensitive applications such as notebook computers, Green PCs and PCMCIA add-in cards.

    CL550 AND CL560 ADVANCED JPEG CODECS

    The CL550 was the first commercially available codec implementing the JPEG image compression standard. The CL550 is highly integrated and compresses and decompresses high resolution still images as well as quarter-screen resolution video at 30 frames per second. The CL550 is used in a variety of products where a low-cost codec is required, including digital cameras, security and LAN-based video conferencing. The CL560 is a second generation product which compresses and decompresses video at full broadcast resolution and is being incorporated into digital video editing systems and designed into color laser printers, facsimiles and copiers.

    MVM121 AND MVP131 MULTIMEDIA VIDEO PROCESSORS

    The MVM121 and MVP131 are high-quality scaler/overlay chips that were added to the C-Cube product line with the acquisition of Media Computer Technologies ("MCT") in November 1995. These chips allow the integration of a video input from an MPEG decoder, NTSC decoder, TV tuner or other source into ISA-based PCs. The resultant video can then be placed into a window (overlayed) on the VGA screen and optionally "scaled" in both the horizontal and vertical directions.

    CLM4100 MULTISTANDARD CODEC

    The CLM4100 provides the capabilities of capturing quarter-screen resolution video in real time and storing it to disk. The user can then edit the material and once complete, recode into full MPEG format at only slightly slower than real time. The Company believes that this single chip solution provides affordable MPEG 1 encoding solutions for applications such as Video CD production, video editing for desktop computers and high quality encoding of video for the Internet.

REFERENCE DESIGNS AND DEMONSTRATION SYSTEMS

    In addition to its encoder, decoder and codec VLSI products, C-Cube offers board and system-level products which serve as reference designs and demonstration systems for C-Cube customers that wish to bring stand-alone products into production quickly or plan to incorporate C-Cube's compression solutions in their own products. C-Cube believes these products promote the use of C-Cube's compression solutions by assisting customers in the design of systems and by reducing the customer's time to market.

    REFERENCE DESIGNS. For the Video CD market, C-Cube offers full manufacturing kits which include all the information required for a manufacturer to immediately begin production of a CL480 Family-based design with minimal engineering required. These kits are designed to allow customers their choice of several popular CD front-ends, including CD drives and system microcontrollers. In addition, C-Cube offers boards that plug directly into an audio CD player to upgrade its functionality to include Video CD playback.

    For other products, C-Cube offers reference designs which are intended to give customers sufficient information such that they can design C-Cube components into their own system-level solutions. Generally, these are ISA or PCI add-in cards together with software drivers and applications.

    C-Cube believes that such manufacturing kits and reference designs are important because they allow customers to bring C-Cube products into production in a shorter time and with less effort than would otherwise be possible. In addition, C-Cube believes that the application knowledge gained during the development of these designs is directly applicable toward the development of new, more highly integrated products.

    DEMONSTRATION SYSTEMS PRODUCTS. The MPEG Encoder Development Station is a real time consumer and broadcast resolution MPEG 1 and MPEG 2 video and audio encoder system that is based on the Company's VideoRISC processor. This desk-side system incorporates a SPARC microprocessor-based board together with four C-Cube designed boards for video capture, video encoding, audio encoding and compressed bitstream transmission. It is designed as a prototyping tool for customers developing MPEG-based systems. The Development Station has also been used by certain customers to encode music videos, karaoke and movies for distribution on Video CD or via video on demand systems.

CHANGING PRODUCT MIX; INCREASING DEPENDENCE ON DECODER PRODUCTS

    C-Cube anticipates that overall product gross margins may decrease as a result of a number of factors, including a change in product mix to lower margin CL480 Family products and anticipated declines in the average selling price for these products over time. While C-Cube offers a number of products for a variety of applications, beginning in the second quarter of 1995, sales of the Company's CL480 Family have represented an increasingly significant percentage of the Company's total net revenues and accounted for a substantial majority in the growth of the Company's total net revenues. The Company expects that revenues from its CL480 Family will account for a significant portion of its product revenues in 1996. The Company derives lower product gross margin from sales of the CL480 Family than from sales of its encoder products. Therefore, as revenues from sales of the CL480 Family increase as a percentage of the Company's net revenue, the Company may experience an adverse effect on its overall product gross margins. In addition, over time, C-Cube expects that price competition will result in declining average selling prices for these products. C-Cube may not be able to continue to reduce costs associated with the CL480 Family sufficiently to offset the adverse effect on overall product gross margins caused by the increasing dependence on the CL480 Family. Although the Company has implemented several programs to further reduce costs associated with the CL480 Family, in the event that increases in unit sales and other manufacturing efficiencies of the CL480 Family do not offset decreasing prices in the future, the Company's business and results of operations would be materially and adversely affected. Moreover, as C-Cube makes changes to its CL480 Family in an effort to reduce costs, its customers must qualify each new silicon and/or microcode revision. Delays in customers' ability or willingness to qualify revisions of the CL480 Family could result in higher costs or dislocations in production and supply, which could have a material adverse effect on C-Cube's operating results. The timing of volume shipments and the life cycles of the Company's products are difficult to predict due in large measure to the emerging nature of the markets for C-Cube's products, the future effect of product enhancements by the Company and its competitors and future competition. Declines in demand for the Company's products, particularly the CL480 Family, whether as a result of competition, technological change or otherwise, would have a material adverse effect on C-Cube's business and results of operations.

CUSTOMERS

    The following table lists certain of the Company's customers:

          MARKET                                   CUSTOMERS
                             JVC                    Oksori
   CONSUMER ELECTRONICS      Digital Video Systems  Samsung
                             Matsushita             Sony
                             Celestica              Scientific Atlanta
                             Compression Labs       Thomson Consumer Electronics
      COMMUNICATIONS         DiviCom                TV/Com
                             SAGEM
                             Apple                  Sigma Designs
                             Avid Technologies      Sun Microsystems
         COMPUTER            Digital Equipment
                             FutureTel

    For the first quarter of 1996, three divisions of Samsung collectively accounted for 22% of net revenues and sales to Kanematsu Corporation, a distributor, accounted for 12% of the Company's net revenues. During 1995, three divisions of Samsung collectively accounted for 14% of net revenues, and sales to Serial Systems, a distributor selling to six customers, accounted for 10% of the Company's net revenues. There can be no assurance that such customers will continue to account for a significant percentage of the Company's revenues in the future. The loss of any of such customers could have a material adverse effect on the Company's business and results of operations. During 1994 and 1993 no individual customer represented 10% or more of net revenues.

RESEARCH AND DEVELOPMENT

    C-Cube believes that the continued introduction of new products in its target markets is essential to its growth. As of June 30, 1996, the Company had 216 full-time employees engaged in research and development. Expenditures for research and development for the first six months of 1996 and during fiscal years 1995, 1994 and 1993 were approximately $16.2 million, $14.3 million, $9.8 million and $7.4 million, respectively.

    The markets for the Company's products are characterized by rapidly changing technology and evolving industry standards. In addition, markets for C-Cube's products are characterized by intense price competition. As the markets for the Company's products develop and competition increases, C-Cube anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and product gross margin for each of the Company's products will decline as such products mature and as per order unit volumes for such products increase. The Company's operating results will depend to a significant extent on its ability to continue to successfully introduce new products on a timely basis and to reduce costs of existing products. C-Cube has recently announced several new products, including additional versions of the CL480 and next generation MPEG encoders. There can be no assurance that these products will be successfully developed or will achieve market acceptance. However, the failure of any of these products to be successfully introduced and achieve market acceptance could have a material adverse effect on the Company's business and results of operations. The success of new product introductions is dependent on several factors, including proper new product definition, product cost, timely completion and introduction of new product designs, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of C-Cube's and its customers' products. As a result, the Company believes that continued significant expenditures for research and development will be required in the future. Because of the complexity of its products, C-Cube has experienced delays from time to time in completing the development and introduction of new products, and, as a result, has from time to time not achieved the market share anticipated for such products. There can be no assurance that such delays will not be encountered in the development and introduction of future products. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render C-Cube's products or technologies obsolete or noncompetitive, or that the Company's products will be selected for design into the products of its targeted customers. The failure of any of the Company's new product development efforts could have a material adverse effect on C-Cube's business and results of operations.

SALES AND MARKETING

    C-Cube's sales and marketing strategy targets markets for which digital video compression is an enabling technology in order to achieve key design wins with industry leaders as well as early adopters of digital video technology. To implement its strategy, the Company has established a direct sales force and a worldwide network of independent sales representatives and distributors. In addition, C-Cube has a team of application engineers deployed both in the factory and the field who assist customers in incorporating the Company's products.

    In the United States, the Company sells its products to key customers through its direct sales channel. Sales to other accounts in the United States are made through independent representatives. The Company records revenues from product sales to customers at the time of shipment. Generally, the Company pays its independent sales representatives on a fixed commission basis. As of December 1995, C-Cube had North American regional sales offices in northern California, Georgia, Texas and Quebec and international sales offices in the United Kingdom, China, Korea, Hong Kong, Singapore and Taiwan and is considering opening additional offices in Asia, Europe and the U.S. In Japan, C-Cube distributes products through the direct sales force of Kubota C-Cube ("KCC"). KCC was formed by the Company and Kubota in 1988 and is owned 65% by C-Cube and 35% by Kubota. The primary business of KCC is the marketing, sales and support of the Company's products in Japan.

    Internationally, the Company has commissioned sales representatives or distributors in Australia, Canada, China, France, Germany, Great Britain, Hong Kong, India, Italy, Korea, Malaysia, Scandinavia, Singapore, and Taiwan. Certain of the Company's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments are provided at the time revenues from product sales are recorded and for price protection when the Company reduces its published list prices.

INTERNATIONAL BUSINESS ACTIVITIES

    During the first six months of 1996 and during fiscal years 1995, 1994 and 1993, international revenues accounted for approximately 79%, 70%, 38% and 37% of the Company's net revenues, respectively, and C-Cube believes that international revenues will continue to account for a significant portion of net revenues. The significant increase in international revenues in 1995 is due primarily to the increase in the sales of MPEG 1 decoder products in Asia. The Company's success will depend in part upon its ability to manage international marketing and sales operations and manufacturing relationships. In addition, C-Cube purchases a substantial portion of its assembly services from foreign suppliers. C-Cube's international manufacturing and sales are subject to changes in foreign political and economic conditions and to other risks including currency exchange rate fluctuations or export/import controls and changes in tax laws, tariffs and freight rates. For example, China and Taiwan comprise substantial markets for consumer electronics products utilizing the Company's CL480 Family, such as Video CD players. As a consequence, any political or economic instability in such countries could significantly reduce demand for products from certain of the Company's major customers. The Company is in the process of securing additional foundry capacity in the Republic of China (Taiwan). Consequently, the Company will be subject to the risk of political instability in Taiwan, including but not limited to the potential for conflict between Taiwan and the People's

Republic of China. In addition, the Company sells certain of its products in international markets and buys certain products from its foundries in currencies other than the U.S. dollar, and the Company does not currently hedge its exposure to foreign currency fluctuations. As a result, currency exchange rate fluctuations could have a material adverse effect on the Company's business and results of operations. With respect to international sales that are denominated in U.S. dollars, increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of and reduce demand for the Company's products relative to competitive products priced in the local currency. The United States has considered trade sanctions against Japan and is considering trade sanctions against China relating to trade and human rights issues. If trade sanctions were imposed, Japan or China could enact trade sanctions in response. Because a number of the Company's current and prospective customers and suppliers are located in Japan and China, trade sanctions, if imposed, could have a material adverse effect on C-Cube's business and results of operations. Similarly, protectionist trade legislation in either the United States or foreign countries could have a material adverse effect on the Company's ability to manufacture or to sell its products in foreign markets.

MANUFACTURING

    C-Cube has chosen to use independent silicon foundries to fabricate its integrated circuits, and assembly, test and packaging are subcontracted to third parties. This approach enables the Company to concentrate its resources on product design and development, where C-Cube believes it has greater competitive advantages. The Company, however, continues to evaluate other sources for wafer capacity in 1997 and beyond.

    The Company's devices are currently fabricated using complementary metal oxide semiconductor ("CMOS") process technology with 0.8 micron, 0.65 micron and
0.5 micron feature sizes, using either two or three layers of metal interconnect. Certain of C-Cube's new products are being prototyped with 0.35 micron feature sizes. Certain products are received as fully assembled and tested units. For other products the Company takes receipt of untested wafers and works with subcontract testing facilities. Once the fully tested and accepted wafers are received by C-Cube, the die are assembled into packages by subcontractors, primarily located in the United States, Japan and Korea. C-Cube then performs final test and quality assurance checking at its testing subcontractor before shipping product to its customers.

    The Company established a strategic foundry relationship with TI in 1994, and TI made an equity investment of $3.0 million in C-Cube at the time. Under the TI agreement, TI received the right to manufacture derivatives based on
C-Cube decoders, including the CL450 and CL9100. C-Cube has entered into a binding memorandum of understanding with AMD providing for a similar arrangement. The AMD agreement relates to all C-Cube compression products. Both the TI and the AMD agreements apply to current and future generations of the products subject to such agreements. Under these agreements, and subject to the requirement for product differentiation, TI and AMD may introduce products which compete with existing or future C-Cube products. TI has introduced certain products which may compete with present or future C-Cube products in certain applications. AMD is not presently manufacturing products for C-Cube. In April 1996, TI and C-Cube agreed to discontinue any additional product or derivative product transfers. Otherwise the balance of the agreement remains in effect until its expiration in December 1997. The AMD agreement expires December 2002.

    The Company believes that foundry capacity may become increasingly limited over the next several years, resulting in increased prices, increased lead times and greater difficulty in obtaining adequate capacity. Any increase in the demand for semiconductor wafers over currently expected levels, or any failure of foundry capacity in the industry to grow at anticipated rates would magnify these shortages. C-Cube's future operating results will depend in substantial part on its ability to increase the capacity available to it from its existing or new foundries. In order to secure such capacity, C-Cube has considered and will continue to consider various possible transactions, which could include, without limitation, equity investments in, prepayments to, non-refundable deposits with or loans to foundries in exchange for guaranteed capacity, "take or pay" contracts that commit C-Cube to purchase specified quantities of wafers over extended periods or joint ventures or other partnership relationships with foundries. There can be no assurance that C-Cube will be able to make any such arrangement in a timely fashion or at all, that C-Cube will not require additional issuances of equity or debt in order to raise capital for any such arrangements or that any such financing would be available to C-Cube on acceptable terms or at all. If C-Cube were not able on a timely basis to obtain additional foundry capacity, its business and results of operations would be materially and adversely affected.

    C-Cube has entered into an agreement with Matsushita Electronics Corporation ("MEC"), JVC and Sharp whereby they provide assistance in the development of the CL480 and the CL9100 and their derivatives and provide C-Cube with preferential access to MEC's 0.5 and 0.35 micron manufacturing processes. As part of the agreement C-Cube provides MEC the right to sell the CL480 to its internal divisions and to a limited group of Video CD manufacturers. MEC's right to sell the CL480 has certain volume limitations and is subject to royalty payments to C-Cube.

    C-Cube procures its integrated circuit products from MEC, TSMC and Yamaha Corporation and is in the process of qualifying additional foundries including Samsung Semiconductor Inc. This dependence on a small number of foundries subjects C-Cube to risks associated with an interruption in supply from these foundries. In connection with the manufacture of its newer products, C-Cube needs to continue to evaluate and qualify new foundries that employ advanced manufacturing and process technologies, which are currently available from a limited number of foundries. For example, certain of the new products that C-Cube intends to introduce require advanced CMOS processes and in the past C-Cube has experienced increased costs and delays in connection with the qualification of new foundries. There can be no assurance that any delays, cost increases or quality problems resulting from the qualification of new foundries will not have a material adverse effect on C-Cube's business and results of operations.

    C-Cube's reliance on subcontractors to manufacture, assemble and test its products involves significant risks, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity; and potential misappropriation of C-Cube intellectual property. C-Cube obtains foundry capacity through forecasts that are generated in advance of expected delivery dates and are binding on C-Cube. C-Cube's ability to obtain the foundry capacity necessary to meet the future demand for its products is based on its ability to accurately forecast such future demand. Due to cyclical limitations on foundry capacity in the semiconductor industry and lengthy order lead times required by many wafer suppliers, if C-Cube fails to accurately forecast such future demand, C-Cube may be unable to timely obtain an adequate supply of wafers necessary to manufacture the number of products required to satisfy its actual demand. There can be no assurance that C-Cube will accurately forecast future demand for its products and obtain sufficient foundry capacity in the future. C-Cube's obligation to make binding forecasts far in advance of delivery subjects C-Cube to inventory risks, including the risk of obsolescence and commitments for surplus capacity. With respect to C-Cube's principal foundries, these forecasts are also binding on the foundries upon acceptance by the foundry, subject to minor adjustments. C-Cube's subcontractors generally do not have firm supply obligations to C-Cube.

    C-Cube has from time to time experienced disruptions in supply, although none of those disruptions have to date materially adversely affected results. There can be no assurance that manufacturing or assembly problems will not occur in the future or that any such disruptions will not have a material adverse effect upon C-Cube's results of operations. Further, there can be no assurance that suppliers who have committed to provide product will do so, or that C-Cube will meet all conditions imposed by such suppliers. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to C-Cube's customers, which would have a material adverse effect on C-Cube's business and results of operations. In addition, C-Cube's business could also be materially and adversely affected if the operations of any supplier are interrupted for a substantial period of time, or if C-Cube is required, as a result of capacity constraints in the semiconductor industry or otherwise, to increase the proportion of wafers or finished goods purchased from higher cost suppliers in order to obtain adequate product volumes.

    The markets into which C-Cube sells its products are characterized by extreme price competition, and C-Cube expects the average selling prices of its products will decrease over the life of each product. In order to partially offset declines in the selling price of its products, C-Cube will need to reduce the cost of its products by implementing cost reduction design changes, obtaining costs reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. Since C-Cube does not operate its own manufacturing facilities and must make binding commitments to purchase products, it may not be able to reduce its costs as rapidly as companies that operate their own manufacturing facilities. The failure of C-Cube to design and introduce lower cost versions of C-Cube's products in a timely manner or to successfully manage its manufacturing relationships would have a material adverse effect on C-Cube's business and results of operations.

COMPETITION

    The markets in which C-Cube competes are intensely competitive and are characterized by declining average selling prices and rapid technology change. C-Cube believes that it competes favorably in the areas of product definition, system cost, functionality, time-to-market, reliability and reputation. C-Cube competes with major domestic and international companies, most of which have substantially greater financial and other resources than C-Cube with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these companies own proprietary video compression technology competitive with C-Cube's standards-based systems. In the consumer electronics market, principal competitors include Philips, SGS-Thompson, Oak Technology and ESS Technology, Inc., as well as several large, integrated Japanese consumer electronics companies, such as Sony, Toshiba, NEC, and MEI, which have their own semiconductor design and manufacturing capacity. In the computer market, principal C-Cube competitors include the increasingly powerful CPUs that are now available from, among others, Intel and Motorola, as well as specialized companies such as Zoran and 8x8, and graphics chip manufacturers such as S3 Incorporated and Trident Microsystems, Inc. In the communications market, C-Cube's principal competitors include SGS-Thomson, LSI Logic, Texas Instruments and IBM Microelectronics.

    Recently,   competition   among   suppliers  of   decoder   chips   for  the
communications market has intensified significantly. C-Cube believes the scale-up from limited trials to wide deployment of settop decoders will occur only gradually over time, if at all. Therefore, success in this market may be dependent upon future design wins rather than upon design wins for trials or early deployment. IBM and LSI Logic have recently announced the commercial availability of their own MPEG 2 encoders. C-Cube expects that other companies, such as SGS-Thomson and Mitsubishi, among others, will introduce competing encoder products in the near future. Although the timing of the production availability of such encoders is uncertain, their availability would likely have an adverse impact on C-Cube's encoder product revenues and margins. C-Cube may also face increased competition in the future from new entrants into its markets. In particular, as the markets for C-Cube's products develop, competition from large semiconductor companies, such as SGS-Thomson, and from fabless semiconductor companies may increase significantly. Furthermore, as part of C-Cube's foundry relationships, C-Cube has granted certain foundries the rights to develop and manufacture derivative products based on its technology, subject to royalty obligations and certain limitations, which may facilitate direct competition from those larger semiconductor companies. The ability of C-Cube to compete successfully in the rapidly evolving markets for high performance video compression technology depends on factors both within and outside of its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of Company products by effective utilization of intellectual property laws, product quality, reliability, price and the efficiency of production, the pace at which customers incorporate C-Cube's integrated circuits into their products or technologies, success of competitors' products and general economic conditions. There can be no assurance that C-Cube will be able to compete successfully in the future.

    A variety of other approaches to digital video compression have been introduced, including wavelets, fractal, proprietary compression algorithms and software only solutions, and other companies are designing products around these or alternative approaches. In addition, manufacturers of general purpose microprocessors, such as Intel and graphics chip manufacturers such as Chromatics, are positioning their products as offering digital video compression capability, and there can be no assurance that system manufacturers will not use such processors for video compression applications. In the event that any of these other approaches, individually or collectively, are adopted in the emerging video compression market on a widespread basis, C-Cube's business and results of operations would be materially and adversely affected.

INTELLECTUAL PROPERTY AND LICENSES

    C-Cube attempts to protect its technology through a combination of patents, copyrights, trade secret laws, confidentiality procedures and licensing arrangements. As of June 30, 1996, C-Cube has 9 issued United States patents and 36 U.S. patent applications pending and has filed corresponding applications in certain foreign jurisdictions. These patents expire at various times from 2010 to 2013. Notwithstanding its patent position, C-Cube believes that, in view of the rapid pace of technological change in the semiconductor industry, the technical experience and creative skills of its engineers and other personnel are the most important factors in determining C-Cube's future technological success.

    There can be no assurance that patents will issue from any pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect C-Cube's technology. While C-Cube intends to protect its intellectual property rights vigorously, there can be no assurance that any patents held by C-Cube will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to C-Cube. Moreover, while C-Cube holds or has applied for patents relating to the design of its products, C-Cube's products are based in part on standards, including MPEG 1, MPEG 2 and JPEG, and C-Cube does not hold patents or other intellectual property rights for such standards. C-Cube believes that there are outstanding patents in this area which may need to be licensed by C-Cube or DiviCom. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. While there is currently no pending intellectual property litigation against C-Cube, C-Cube receives from time to time notices of potential infringement of third party rights and there can be no assurance that third parties will not assert claims against C-Cube with respect to existing or further products or that licenses will be available on reasonable terms, or at all, with respect to any third-party technology including third-party technology which is or may be embodied in standards. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to C-Cube and divert the efforts of C-Cube's technical and management personnel, whether or not such litigation is determined in favor of C-Cube. In the event of an adverse result in any such litigation, C-Cube could be required to pay substantial amounts in damages and to cease selling the infringing product unless and until C-Cube is able to develop non-infringing technology or to obtain licenses to the technology which was the subject of the litigation. There can be no assurance that C-Cube would be successful in such development or that such licenses would be available, and any such development or license could require expenditure of substantial time and other resources.

    C-Cube has entered into certain technology exchange agreements with TI and AMD. The purpose of these licenses has, in general, been to exchange certain of C-Cube's core cells for preferential wafer fabrication rights. To the extent C-Cube develops products that are based on or incorporate the technology licensed from TI or AMD, C-Cube will be obligated to pay royalties on sales of such products. C-Cube has also entered into a development and licensing agreement with MEC.

    In 1992, certain license agreements between C-Cube, Kubota and KCC originally entered into in 1988 were amended to provide in part that Kubota's license to technology would be limited to a perpetual, royalty-free license to sell derivatives of C-Cube's CL550 product provided that such derivatives are not pin-compatible or competitive with C-Cube's or KCC's products. In addition,

Kubota has a right to develop system level products based on C-Cube's board designs provided those products are not competitive with C-Cube's products. Kubota also has the right to purchase certain products at most favored customer pricing for use in Kubota's products.

    In February 1992, C-Cube entered into an agreement providing that it would deposit into escrow certain technology relating to the CL450, CL950, and CL4000 to be released to JVC in the event of bankruptcy or failure to perform development obligations. In the event of such release, JVC may manufacture such products for its own use, subject to certain royalties. In June 1993, C-Cube entered into a joint development agreement with JVC regarding the development of the CL480 pursuant to which JVC paid C-Cube a development fee and which provides for payment of royalties to JVC based on sales of the product.

    In order to defray the cost of developing its products and to develop products with specifications meeting customer requirements, C-Cube established development relationships with JVC, Philips and Thomson Consumer Electronics. Under these arrangements, customers provided C-Cube with significant development funding and development assistance for the CL450, CL950, CLM4500 and CLM4600. In addition, these customers participated with C-Cube in determining the specifications for the performance requirements of these products. As a result of these relationships, C-Cube believes it has been able to more rapidly introduce products meeting the demands of these as well as other customers for similar applications. As consideration for development funding, C-Cube has agreed to pay certain royalties to such customers while generally retaining ownership of such products.

EMPLOYEES

    As of May 31, 1996, C-Cube had approximately 395 employees, 216 of whom are engaged in, or directly support, C-Cube's research and development, 105 of whom are in sales and marketing, 35 of whom are in manufacturing and 39 of whom are in administration. C-Cube's employees are not represented by any collective bargaining agreement, and C-Cube has never experienced a work stoppage. C-Cube believes its employee relations are good.

    C-Cube's future success is heavily dependent upon its ability to hire and retain qualified technical, marketing and management personnel. The loss of the services of key personnel could have a material adverse effect on C-Cube's business. C-Cube has recently added a number of new key people to its management team and is currently seeking certain additional engineering, marketing and management personnel. C-Cube's success in the future will depend in part on the successful assimilation of such new personnel. C-Cube also obtains assistance from customers whose engineers participate in development programs at C-Cube. The continuing availability of such support is dependent upon a number of factors, including relationships with customers and the ability of such engineers, many of whom are foreign residents, to obtain immigration visas. The competition for such personnel, particularly for engineering personnel, is intense and the loss of such personnel could have a material adverse effect on C-Cube.

FACILITIES

    C-Cube's principal facilities consist of approximately 149,000 square feet of space in three buildings located in Milpitas, California. This space is leased pursuant to two agreements that expire on January 1, 1998 and April 14, 2005, respectively. C-Cube believes its existing facilities and other available facilities will be adequate to meet its requirements for at least the next 12 months.

LEGAL PROCEEDINGS

    C-Cube is not involved in any material pending legal proceedings but may be involved from time to time as a plaintiff in routine litigation incidental to its business.

ACQUISITIONS

    On November 17,  1995, C-Cube  completed the acquisition  of Media  Computer
Technologies, Inc. ("MCT"), a privately-held supplier of digital video processing and video windowing technology for the personal computer market based in Santa Clara, CA. The primary motivation behind the acquisition was to have MCT personnel supplement C-Cube's capabilities in the area of reference designs, application software and the development of highly integrated video solutions that optimize C-Cube's existing product lines.

C-CUBE STOCK PRICE AND DIVIDEND INFORMATION

    C-Cube Common Stock has been traded on Nasdaq under the symbol "CUBE" since C-Cube's initial public offering on April 22, 1994. The following table sets forth the range of high and low closing prices for the C-Cube Common Stock as reported on Nasdaq for the periods indicated (adjusted to reflect a 2-for-1 stock split on December 19, 1995).


                                                               HIGH        LOW
                                                              -------   ---------
Fiscal 1996
  Third Quarter (through August 7, 1996)....................  $36       $23 3/8
  Second Quarter (through June 30, 1996)....................   61 1/2    29 3/4
  First Quarter.............................................   71        42 3/4
Fiscal 1995
  Fourth Quarter............................................  $62 1/2   $19 7/8
  Third Quarter.............................................   24 1/8    13 5/16
  Second Quarter............................................   13 7/8     8 15/16
  First Quarter.............................................   10 1/8     7 1/2

Fiscal 1994
  Fourth Quarter............................................  $11 7/8   $ 7 13/16
  Third Quarter.............................................   12 1/8     7 1/2
  Second Quarter (since April 22, 1994).....................   10         7 5/8



    At August 7, 1996, there were approximately 685 stockholders of record.


    The market price of C-Cube's Common Stock has fluctuated significantly since the initial public offering in April 1994. The market price of the Common Stock could be subject to significant fluctuations in the future based on factors such as announcements of new products by C-Cube or its competitors, quarterly fluctuations in C-Cube's financial results or other semiconductor companies' financial results, changes in analysts' estimates of C-Cube's financial performance, general conditions in the semiconductor industry and conditions in the financial markets. In addition, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market prices for many high technology companies and which have often been unrelated to the operating performance of the specific companies. Many technology companies, including C-Cube, have recently experienced historic highs in the market price of their equity securities. There can be no assurance that the market price of the Common stock will not decline substantially from such historic highs, or otherwise continue to experience significant fluctuations in the future.

DIVIDEND POLICY

    C-Cube has never paid cash dividends on its Common Stock. C-Cube presently intends to retain all cash for use in the operation and expansion of C-Cube's business and does not anticipate paying any cash dividends in the near future. In addition, the Company's existing bank credit agreement prohibits the declaration or payment of cash dividends on its Common Stock.

                 SELECTED CONSOLIDATED FINANCIAL DATA OF C-CUBE


    The following selected consolidated financial data for each of the three years in the period ended December 31, 1995 have been derived from the audited consolidated financial statements of C-Cube included herein. The selected consolidated financial data for 1991 and 1992 have been derived from audited financial statements of C-Cube not included herein. The following selected financial data as of June 30, 1996 and for the six month periods ended June 30, 1996 and 1995 have been derived from the unaudited financial statements of C-Cube and in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the financial statements for the periods indicated. The selected consolidated financial data set forth below should be read in conjunction with "C-Cube Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Registration Statement.


                                         SIX MONTHS ENDED JUNE
                                                  30,                           YEARS ENDED DECEMBER 31,
                                         ----------------------  -------------------------------------------------------
                                            1996        1995        1995        1994       1993       1992       1991
                                         -----------  ---------  -----------  ---------  ---------  ---------  ---------
                                              (UNAUDITED)        (IN THOUSANDS, EXCEPT PERCENTAGE AND PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $   141,058  $  38,727  $   124,602  $  45,019  $  23,739  $  13,631  $   5,508
Cost of product revenues...............       65,540     18,273       59,253     19,574      8,304      4,850      2,766
Research and development...............       16,213      5,753       14,342      9,774      7,372      7,219      6,178
Selling, general and administrative....       16,094      7,988       19,227     11,283      8,217      5,326      3,893
Purchased in-process technology........      --          --            3,800     --         --         --         --
Income (loss) from operations..........       43,211      6,713       27,980      4,388       (154)    (3,764)    (7,329)
Net income (loss)......................  $    27,427  $   7,329  $    24,895  $   5,008  $    (482) $  (5,329) $  (8,404)
Net income (loss) per share (1)........  $      0.76  $    0.21  $      0.72  $    0.16  $   (0.02)
Shares used in computation (1).........       35,869     34,176       34,651     31,764     25,406
BALANCE SHEET DATA:
Cash and short-term investments........  $   142,118             $   144,089  $  43,833  $   8,608  $  10,907  $   1,784
Working capital........................      143,720                 158,577     48,751      7,200      7,898        958
Total assets...........................      285,666                 203,526     67,862     23,925     23,943      5,657
Short-term debt and current portion of
 long-term obligations.................       25,469                   3,093      6,908      6,429      5,972        896
Long-term obligations, net of current
 portion...............................       87,816                  88,010      2,081      2,613      2,529      2,448
Stockholders' equity...................      126,257                  87,535     53,488     10,445     10,793        319


- ------------------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the computation of net income (loss) per share.

 C-CUBE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

RESULTS OF OPERATIONS -- 1995, 1994 AND 1993

    The following table sets forth certain operating data as a percentage of net revenues for the years ended December 31, 1995, 1994 and 1993:

                                                                               YEARS ENDED
                                                                              DECEMBER 31,
                                                                     -------------------------------
                                                                       1995       1994       1993
                                                                     ---------  ---------  ---------
Net revenues:
  Product..........................................................       98.9%      93.4%      86.0%
  Development contracts............................................        1.1        6.6       14.0
                                                                     ---------  ---------  ---------
    Total..........................................................      100.0      100.0      100.0
Costs and expenses:
  Cost of product revenues.........................................       47.6       43.5       35.0
  Research and development.........................................       11.5       21.7       31.0
  Selling, general and administrative..............................       15.4       25.1       34.6
  Purchased in-process technology..................................        3.0     --         --
                                                                     ---------  ---------  ---------
    Total..........................................................       77.5       90.3      100.6
                                                                     ---------  ---------  ---------
Income (loss) from operations......................................       22.5        9.7      (0.6)
Interest income (expense), net.....................................        1.6        1.5      (1.1)
                                                                     ---------  ---------  ---------
Income (loss) before income taxes and minority interest............       24.1       11.2      (1.7)
Income tax expense.................................................        4.0        0.1        0.3
                                                                     ---------  ---------  ---------
Income (loss) before minority interest.............................       20.1       11.1      (2.0)
                                                                     ---------  ---------  ---------
Minority interest..................................................        0.1     --         --
                                                                     ---------  ---------  ---------
Net income (loss)..................................................       20.0%      11.1%     (2.0)%
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    NET REVENUES

    Product revenues increased 193% to $123.2 million in 1995 compared to $42.0 million in 1994. The increase in product revenues was primarily due to volume shipments of the CL480 and CL450 MPEG 1 decoder products, C-Cube's MPEG 2 encoder products and the CL9100 and CL9110 MPEG 2 decoder products. The CL480 began shipping at the end of 1994, but began significant volume shipments in the first quarter of 1995. The CLM4700 MPEG 2 encoders began volume shipping in the second half of 1994. The CL9100 and CL9110 began shipping at the end of 1994, but began to ship in significant volume in the second half of 1995. 1994 revenues increased 106% to $42.0 million compared to $20.4 million in 1993. The increase in 1994 product revenues was primarily due to volume shipments, which commenced in the second half of 1993, of the CLM4500 and CLM4600 encoders and the CL560 codec products and increased unit sales of the CL450 decoder product.

    C-Cube's revenues from development contracts decreased to $1.4 million in 1995 as compared to $3.0 million in 1994 and $3.3 million in 1993 due to C-Cube's focus on product sales.

    During 1995, three divisions of Samsung collectively accounted for 14% of net revenues and sales to Serial Systems, a distributor selling to six customers, accounted for 10% of C-Cube's net revenues. There can be no assurance that such customers will continue to account for a significant percentage of C-Cube's revenues in the future. The loss of any of such customers could have a material adverse effect on C-Cube's business and results of operations. During 1994 and 1993 no individual customer represented 10% or more of net revenues.

    International revenues accounted for 70%, 38%, and 37% of net revenues in 1995, 1994, and 1993, respectively. The significant increase in international revenues is due primarily to volume shipments of the CL480 in Asia for Video CD players in the consumer market. C-Cube sells products and supports customers in Japan primarily through Kubota C-Cube, Inc. ("KCC"), C-Cube's 65% owned joint venture with Kubota Corporation. C-Cube expects that international revenues will continue to represent a significant portion of net revenues. C-Cube's international sales and manufacturing are subject to changes in foreign political and economical conditions and to other risks, including fluctuations in foreign exchange rates, export/import controls and changes in tax laws, tariffs and freight rates.

    PRODUCT GROSS MARGIN

    C-Cube's product gross margin percentage decreased to 51.9% in 1995 from 53.4% in 1994 primarily due to a shift in product mix whereby the lower margin MPEG 1 and MPEG 2 decoder products made up a larger portion of sales. The decline in product gross margin was partially offset by cost reductions and lower scrap costs in 1995 as compared to 1994. C-Cube's product gross margin percentage decreased to 53.4% in 1994 from 59.3% in 1993 primarily due to a shift in product mix whereby the lower margin CL450 products made up a larger portion of sales and a decline in average selling prices. Additionally, product gross margins were reduced by higher scrap costs in 1994 as compared to 1993.
These factors were partially offset by increased sales of higher margin products, including the CLM4500 and CLM4600 encoders.

    The markets into which C-Cube sells its products are characterized by extreme price competition, and C-Cube expects the average selling prices of its products and the gross margin for such products will decrease over the life of each product. In particular, C-Cube expects to experience significant price competition over the next year with respect to decoder products. C-Cube anticipates that its product gross margin may decrease due to a continuing change in product mix toward lower margin MPEG 1 decoder products (CL450 and CL480) and to decreases in average selling prices of certain products. In order to partially offset declines in the average selling prices of its products, C-Cube will need to reduce the cost of its products through design changes, obtaining cost reductions from its manufacturers as and if volumes increase, and successfully managing manufacturing and subcontracting relationships. In addition, capacity constraints in the semiconductor industry could result in higher costs to C-Cube. The failure of C-Cube to design and introduce lower-cost versions of its products in a timely manner, to take advantage of lower-cost processes, or to successfully manage manufacturing relations could have a material adverse effect on C-Cube's business and results of operations.

    RESEARCH AND DEVELOPMENT EXPENSES

    In 1995, research and development expenses, which include development costs associated with customer development contracts, were $14.3 million or 11.5% of net revenues, compared to $9.8 million or 21.7% of net revenues, in 1994. The increase in research and development expenses from the prior year is primarily related to an increase in employee-related costs as well as an increase in product start-up costs. In 1994, research and development expenses were $9.8 million or 21.7% of net revenues, compared to $7.4 million or 31.0% of net revenues in 1993. The increase in research and development expenses from 1993 reflects higher staffing levels including outside consultants. The increase in research and development expenses reflects C-Cube's continued efforts to develop and bring to market innovative and cost-effective digital video solutions. C-Cube anticipates that absolute levels of research and development expenses will increase in future periods.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $19.2 million or 15.4% of net revenues in 1995 compared to $11.3 million or 25.1% of net revenues for 1994. The increase in absolute dollars was primarily due to increased staffing and related expenses, increased commissions on higher sales levels and a higher provision for doubtful accounts. Selling, general and administrative expenses increased to $11.3 million or 25.1% of net revenues in 1994 compared to $8.2 million or 34.6% of net revenues for 1993. The increase from 1993 was primarily due to increased commissions on higher sales levels as well as increased headcount and related expenses, partially offset by a lower provision for doubtful accounts. The decrease in selling, general and administrative expenses as a percentage of net revenues over the past three years is primarily due to the significant increase in net revenues over the same period. C-Cube expects that absolute levels of selling, general and administrative expenses will continue to increase in future periods.

    INTEREST INCOME (EXPENSE)

    Interest income increased to $3.6 million in 1995 compared to $1.6 million in 1994 primarily due to the significant increase in cash and investments from cash provided by operations as well as the proceeds from C-Cube's convertible subordinated note offering in the fourth quarter of 1995. Interest income increased to $1.6 million in 1994 compared to $0.3 million in 1993 primarily due to the significant increase in cash and investments from the proceeds of C-Cube's initial public offering. Interest expense and other increased to $1.6 million in 1995 from $1.0 million in 1994 due primarily to interest paid on the $86.3 million principal on convertible subordinated notes issued in the fourth quarter of 1995. Interest expense and other increased to $1.0 million in 1994 from $0.6 million in 1993.

    INCOME TAX EXPENSE

    C-Cube's effective tax rate for 1995 of 16.5% is lower than the federal statutory rate as C-Cube has reduced its valuation allowance against its deferred tax assets in order to recognize the earned benefit from operating loss carryforwards. As the benefits from operating loss carryforwards were fully utilized during the second half of 1995, C-Cube expects that its effective income tax rate will increase in 1996. C-Cube's effective tax rate for 1994 of 1% primarily represents the federal alternative minimum tax rate.

RESULTS OF OPERATIONS -- QUARTER ENDED JUNE 30, 1996

    The following table sets forth certain operating data as a percentage of net revenues for the quarters ended June 30, 1996 and 1995:

                                                                               QUARTER ENDED JUNE
                                                                                      30,
                                                                              --------------------
                                                                                1996       1995
                                                                              ---------  ---------
Net revenues:
  Product...................................................................      100.0%      97.4%
  Development contracts.....................................................        0.0        2.6
                                                                              ---------  ---------
    Total...................................................................      100.0      100.0
Costs and expenses:
  Cost of product revenues..................................................       46.0       48.5
  Research and development..................................................       12.8       13.9
  Selling, general and administrative.......................................       11.4       19.6
                                                                              ---------  ---------
      Total.................................................................       70.2       82.0
                                                                              ---------  ---------
Income from operations......................................................       29.8       18.0
Interest income (expense), net..............................................        0.3        2.4
                                                                              ---------  ---------
Income before income taxes and minority interest............................       30.1       20.4
Income tax expense..........................................................       11.1        1.3
                                                                              ---------  ---------
Income before minority interest.............................................       19.0       19.1
Minority interest...........................................................     --         --
                                                                              ---------  ---------
Net income..................................................................       19.0%      19.1%
                                                                              ---------  ---------
                                                                              ---------  ---------

    NET REVENUES

    Product revenues in the second quarter of 1996 were $73.0 million, an increase of 247% from the corresponding quarter a year ago. The increase in product revenues was primarily due to significantly increased volume of shipments for the CL480 MPEG 1 system decoder product, the CL9100 MPEG 2 video decoder product, the MPEG 2 encoder family of products, and the CL9110 MPEG 2 transport demultiplexer product. In addition, the CL484VCD advanced MPEG 1 system decoder was introduced and began significant volume shipments in the first quarter of 1996. The increase in product revenues noted above were partially offset by a decline in the CL450 MPEG 1 video decoder product shipments.

    The Company's had no revenues from development contracts in the second quarter of 1996 as compared to $0.6 million in the second quarter of 1995.

    During the second quarter of 1996, Samsung accounted for 17% of net revenues, and sales to Kanematsu Semiconductor Corporation, a distributor selling to seventeen customers, accounted for 14% of the Company's net revenues. During the same period last year, no individual customer represented 10% or more of net revenues. There can be no assurance that such customers will continue to account for a significant percentage of the Company's revenues in the future. The loss of any of such customers could have a material adverse effect on the Company's business and results of operations.

    International revenues accounted for 82% of net revenues for the second quarter, compared to 47% for the same period last year. The significant increase in international sales is primarily due to volume shipments of the CL480 and CL484 MPEG 1 system decoders in Asia for video CD players in the consumer market and the CL9100 MPEG 2 video decoder product and the CL9110 MPEG 2 transport demultiplexer product primarily for international deployments of direct broadcast satellite. The Company expects that international revenues will continue to represent a significant portion of net revenues. C-Cube's international sales and manufacturing are subject to changes in foreign political and economic conditions and to other risks including fluctuations in foreign exchange rates, export/import controls and changes in tax laws, tariffs and freight rates. For example, China and Taiwan comprise substantial markets for consumer electronics products utilizing the Company's MPEG 1 system decoders, such as Video CD players. As a consequence, any political or economic instability in such countries could significantly reduce demand for products from certain of the Company's major customers.

    PRODUCT GROSS MARGIN

    The following table sets forth the components of product gross margin for the quarters ended June 30, 1996 and 1995:

                                                                          QUARTER ENDED JUNE
                                                                                 30,
                                                                         --------------------
                                                                           1996       1995
                                                                         ---------  ---------
Product gross margin:
  Net product revenues.................................................  $  72,958  $  21,054
  Cost of product revenues.............................................     33,561     10,480
                                                                         ---------  ---------
  Product gross margin.................................................  $  39,397  $  10,574
                                                                         ---------  ---------
                                                                         ---------  ---------
  Product gross margin percentage......................................      54.0%      50.2%
                                                                         ---------  ---------
                                                                         ---------  ---------

    C-Cube's product gross margin percentage increased to 54.0% in the second quarter of 1996 from 50.2% in the prior year quarter primarily due to cost reductions over the same period, partially offset by a decline in the average selling prices of several of the Company's products, an increased provision for inventory reserves and a shift in product mix to the lower margin decoder products.

    The markets into which C-Cube sells its products are characterized by extreme price competition, and the Company expects the average selling prices of its products and the gross margin for such products will decrease over the life of each product. In order to partially offset declines in the selling price of its products, C-Cube will need to reduce the cost of its products by implementing cost reduction design changes, obtaining costs reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. Since the Company does not operate its own manufacturing facilities and must make long-term binding commitments to purchase products, it may not be able to reduce its costs as rapidly as companies that operate their own manufacturing facilities. The failure of the Company to design and introduce lower cost versions of the Company's products in a timely manner or to successfully manage its manufacturing relationships would have a material adverse effect on C-Cube's business and results of operations.

    RESEARCH AND DEVELOPMENT EXPENSES

    In the second quarter of 1996, research and development expenses were $9.4 million, or 13% of net revenues, as compared to $3.0 million, or 14% of net revenues, in the comparable prior year period. The decrease in research and development expenses as a percent of net revenues is primarily due to the significant increase in net revenues over the same period. The increase in research and development spending from the prior year quarter reflects an increase in employee-related costs as well as the Company's continuing efforts to develop and bring to market innovative and cost-effective digital video solutions. The Company expects that absolute levels of research and development expenses will continue to increase in future periods.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $8.3 million, or 11% of net revenues, in the second quarter of 1996, as compared to $4.2 million, or 20% of net revenues, for the same quarter last year. The decrease in selling, general and administrative expenses as a percent of net revenues is primarily due to the significant increase in net revenues over the same period. The increase in spending was primarily due to increased headcount and related expenses and increased commissions on higher sales levels. The Company expects that absolute levels of selling, general and administrative expenses will continue to increase in future periods.

    INTEREST INCOME (EXPENSE)


    Interest income, net of interest expense decreased to $0.2 million for the second quarter of 1996 from $0.5 million for the second quarter of 1995 primarily due to interest accrued for the Company's convertible subordinated notes which were issued in the fourth quarter of 1995. The decline was partially offset by the increased interest income from the proceeds of a sale of convertible subordinated notes in November 1995. See "Liquidity and Capital Resources."


    INCOME TAX EXPENSE

    The Company's effective tax rate for the second quarter of 1996 was 37%. The Company's effective tax rate increased from that of 1995 as the benefits from operating loss carryforwards were fully utilized.

RESULTS OF OPERATIONS -- SIX MONTHS ENDED JUNE 30, 1996

    The following table sets forth certain operating data as a percentage of net revenues for the six months ended June 30, 1996 and 1995:

                                                                                SIX MONTHS ENDED
                                                                                    JUNE 30,
                                                                              --------------------
                                                                                1996       1995
                                                                              ---------  ---------
Net revenues:
  Product...................................................................       99.9%      96.9%
  Development contracts.....................................................        0.1        3.1
                                                                              ---------  ---------
      Total.................................................................      100.0      100.0
                                                                              ---------  ---------
                                                                              ---------  ---------
Costs and expenses:
  Cost of product revenues..................................................       46.5       47.2
  Research and development..................................................       11.5       14.9
  Selling, general and administrative.......................................       11.4       20.6
                                                                              ---------  ---------
      Total.................................................................       69.4       82.7
                                                                              ---------  ---------
Income from operations......................................................       30.6       17.3
Interest income (expense), net..............................................        0.5        2.6
                                                                              ---------  ---------
Income before income taxes and minority interest............................       31.1       19.9
Income tax expense..........................................................       11.2        1.0
                                                                              ---------  ---------
Income before minority interest.............................................       19.9       18.9
Minority interest...........................................................        0.5     --
                                                                              ---------  ---------
Net income..................................................................       19.4%      18.9%
                                                                              ---------  ---------
                                                                              ---------  ---------

    NET REVENUES

    Product revenues for the first half of 1996 were $140.9 million, a 275% increase from $37.5 million in product revenues during the corresponding period in 1995. The increase in product revenues was primarily due to significantly increased volume of shipments for the CL480 MPEG 1 system decoder product, the CL9100 MPEG 2 video decoder product, the MPEG 2 encoder family of products, and the CL9110 MPEG 2 transport demultiplexer product. In addition, the CL484VCD advanced MPEG 1 system decoder was introduced and began significant volume shipments in the first quarter of 1996. The increase in product revenues noted above were partially offset by a decline in the CL450 MPEG 1 video decoder product shipments.

    The Company's revenues from development contracts decreased to $0.2 million in the first half of 1996 from $1.2 million in the first half of 1995.

    PRODUCT GROSS MARGIN

                                                                       SIX MONTHS ENDED JUNE
                                                                                30,
                                                                      ------------------------
                                                                         1996         1995
                                                                      -----------  -----------
Product gross margin:
  Net product revenues..............................................  $   140,858  $    37,515
  Cost of product revenues..........................................       65,540       18,273
                                                                      -----------  -----------
  Product gross margin..............................................  $    75,318  $    19,242
                                                                      -----------  -----------
                                                                      -----------  -----------
  Product gross margin percentage...................................        53.5%        51.3%
                                                                      -----------  -----------
                                                                      -----------  -----------

    C-Cube's product gross margin percentage increased to 53.5% in the first half of 1995 from 51.3% in the prior year period primarily due to cost reductions over the same period, partially offset by a decline in the average selling prices of several of the Company's products, an increased provision for inventory reserves and a shift in product mix to the lower margin decoder products.

    RESEARCH AND DEVELOPMENT EXPENSES

    In the first half of 1996, research and development expenses, which include development costs associated with customer development contracts, were $16.2 million or 11% of net revenues, as compared to $5.8 million, or 15% of net revenues, in the comparable prior year period. The increase in research and development expenses from the prior year period reflects an increase in employee-related costs as well as an increase in product start-up costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $16.1 million, or 11% of net revenues in the first half of 1996, as compared to $8.0 million, or 21% of net revenues for the same period last year. The increase was primarily due to increased commissions on higher sales levels as well as increased headcount and related expenses, partially offset by a lower provision for doubtful accounts.

    INTEREST INCOME (EXPENSE)

    Interest income net of interest expense decreased to $0.7 million for the first half of 1996 from $1.0 million for the first half of 1995 primarily due to interest accrued for the Company's convertible subordinated notes which were issued in the fourth quarter of 1995. The decline was partially offset by the increased interest income from the proceeds of a sale of convertible subordinated notes in November 1995. See "Liquidity and Capital Resources."

    INCOME TAX EXPENSE

    The Company's effective tax rate for the first half of 1996 was 36%. The Company's effective tax rate increased from that of 1995 as the benefits from operating loss carryforwards were fully utilized.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    C-Cube's quarterly and annual operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level of orders which are received and can be shipped in a quarter, the rescheduling or cancellation of orders by its customers, competitive pressures on selling prices, changes in product or customer mix, availability and cost of foundry capacity and raw materials, fluctuations in yield, loss of any strategic relationships, C-Cube's ability to introduce new products and technologies on a timely basis, new product introductions by C-Cube's competitors, market acceptance of products of both C-Cube and its customers, supply constraints for other components incorporated into its customers' products, currency fluctuations, and the level of expenditures in research and development and sales, general and administrative functions.

    In addition, C-Cube's operating results are subject to fluctuation in the markets for its customers' products, particularly the consumer electronics market, which has been extremely volatile in the past, and the broadcast and cable markets, which are in an early stage creating uncertainty with respect to product volume and timing. Furthermore, to the extent C-Cube is unable to fulfill its customers' purchase orders on a timely basis, these orders may be cancelled due to changes in demand in the markets for its customers' products. Historically, C-Cube has generally recognized a substantial portion of its product revenues in the last month of a given quarter. A significant portion of C-Cube's expenses is relatively fixed, and the timing of increases in expenses is based in large part on C-Cube's forecast of future revenues. As a result, if revenues do not meet C-Cube's expectations, it may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could have a material adverse effect on C-Cube's business and results of operations.

    The growth in revenues and operating income experienced by C-Cube in recent quarters is not necessarily indicative of future results. In addition, in view of the significant growth in recent years, C-Cube believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. Due to C-Cube's dependence on the consumer electronics and home computer markets, the substantial seasonality of sales in such markets could impact C-Cube's revenues and net income, with the highest levels experienced in the third and fourth calendar quarters as system manufacturers make purchases in preparation for the holiday season, and relatively less strong demand in the first and second calendar quarters. C-Cube's significant growth in prior periods makes it impossible to assess the effect of any such seasonal trends on C-Cube's operating results. There can be no assurance, however, that C-Cube's operating results will not exhibit such seasonal characteristics in the future.

    As a result of the foregoing, C-Cube's operating results and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in net revenues or net income from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of C-Cube's common stock.

    C-Cube has recently experienced a period of significant growth, which has placed, and could continue to place, a significant strain on C-Cube's limited personnel and other resources. C-Cube's ability to manage any further growth, should it occur, would require significant expansion of its research and development and marketing and sales capabilities and personnel. In particular, C-Cube is in the process of expanding its sales and marketing organization to increase coverage of the United States and the Asia-Pacific region. There can be no assurance that C-Cube will be able to find qualified personnel to fill such sales and marketing positions or be able to successfully manage a broader sales and marketing organization. In addition, the sale and distribution of products to numerous large system manufacturers in diverse markets and the requirements of such manufacturers for design support would also place substantial demands on C-Cube's research and development and sales functions. C-Cube's ability to manage any further growth, should it occur, would depend upon its ability to manage and potentially expand its foundry relationships. The failure of C-Cube's management to effectively expand or manage these functions consistent with any growth which may occur could have a material adverse effect on C-Cube's business and results of operations.

LIQUIDITY AND CAPITAL RESOURCES
AT DECEMBER 31, 1995

    Cash, cash equivalents and short-term investments increased to $144.1 million at December 31, 1995 from the $43.8 million at the end of 1994 primarily due to the $83.7 million net proceeds from the issuance of convertible subordinated notes in the fourth quarter of 1995 (see Note 2 of Notes to Consolidated Financial Statements). Working capital increased to $158.6 million at December 31, 1995 from $48.8 million at the end of 1994.

    C-Cube's operating activities provided cash of $30.7 million in 1995 primarily from net income and higher accounts payable and accrued liabilities, partially offset by an increase in the accounts receivable and inventory. The increase in receivables from December 31, 1994 reflects the significant increase in revenues over the same period. The increase in accounts payable is primarily due to a significant increase in production activities near the end of 1995.

    C-Cube's investing activities, exclusive of the maturities and purchases of short-term investments of $49.7 million and $29.8 million, respectively, used cash of $12.3 million, primarily for the acquisition of Media Computer Technologies, Inc. ("MCT") and capital expenditures.

    Cash provided by financing activities was $81.1 million, consisting of the proceeds of the convertible subordinated note offering and sales of stock pursuant to employee stock plans partially offset by payments of debt.

    C-Cube had an aggregate outstanding balance of $1.6 million under capital lease lines at December 31, 1995. C-Cube's 65%-owned subsidiary, KCC, has yen denominated credit lines with a group of Japanese banks guaranteed by Kubota, the 35% minority shareholder of KCC, the outstanding balance of which was 200 million yen (or approximately $1.9 million) at December 31, 1995. In the fourth quarter of 1995, C-Cube and Kubota recapitalized KCC by making capital contributions of 162.5 million yen (or approximately $1.6 million at December
31, 1995) and  87.5 million yen  (or approximately $.8  million at December  31,
1995), respectively.

AT JUNE 30, 1996

    Cash, cash equivalents and short-term investments were $142.1 million at June 30, 1996 as compared to $144.1 million at the end of 1995. Working capital decreased to $143.7 million at June 31, 1996 from $158.6 million at the end of 1995.

    The Company's operating activities provided cash of $7.0 million in the first half of 1996 primarily from net income and higher accounts payable, accrued liabilities and income taxes payable, partially offset by an advance payment for wafer production capacity and an increase in accounts receivable, inventory, deferred taxes and other assets. The increase in receivables from December 31, 1995 reflects an increase in the volume of sales of the Company's key products. The increase in accounts payable is primarily due to a significant increase in production activities near the end of the second quarter.

    C-Cube's investing activities, exclusive of the maturities and purchases of short-term investments of $24.3 million and $48.3 million, respectively, used cash of $9.3 million, primarily for capital expenditures.

    Cash used in financing activities was $0.1 million, consisting of payments of debt partially offset by proceeds from sales of stock pursuant to employee stock plans.

    C-Cube had an aggregate outstanding balance of $1.2 million under capital lease lines at June 30, 1996. The Company's 65%-owned subsidiary, KCC, has yen denominated credit lines with a group of Japanese banks. At June 30, 1996 there were no borrowings under this line.

    In January 1996, the Company increased its available bank line of credit from $8.5 million to $20 million. The line of credit expires November 1, 1996. The line is collateralized by the Company's receivables, inventory and fixed assets. The line of credit agreement requires the Company, among other things, to maintain a tangible net worth (as defined) of $140 million, 80% of its tangible consolidated assets within the U.S. parent company, quarterly net income (no more than one quarterly loss per fiscal year), a quick ratio of 1.75 to 1, and a maximum debt to tangible net worth (as defined) ratio of 0.75 to 1. In addition, this agreement prohibits the payment of cash dividends. Borrowings bear interest at the bank's prime rate. At June 30, 1996, the Company was in compliance with these covenants, and there were no borrowings under this line.


    In the second quarter of 1996 the Company expanded and formalized its relationship with Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") to provide additional wafer production capacity over the 1996 to 2001 timeframe. The agreement with TSMC provides that TSMC will produce and ship wafers to C-Cube at specified prices and requires C-Cube to make two advance payments totaling $49 million. TSMC will apply this prepayment against a portion of the wafer cost as product is delivered to C-Cube. Accordingly, the prepaid amount will be amortized to inventory as wafers are received. The first advance payment of $24.5 million was made in June 1996, and the final payment is due June 1997, which is evidenced by an unsecured promissory note. At June 30, 1996, $1.4 million of the $49 million production capacity rights is included in deferred taxes and other current assets.


    Based on current plans and business conditions, C-Cube expects that its cash, cash equivalents and short-term investments together with any amounts generated from operations and available borrowings, if any, will be sufficient to meet the Company's cash requirements for at least the next 12 months. However, there can be no assurance that the Company will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to the Company. In addition, the Company has considered and will continue to consider various possible transactions to secure additional foundry capacity, which could include, without limitation, equity investments in, prepayments to, deposits with or loans to foundries in exchange for guaranteed capacity, "take or pay" contracts that commit the Company to purchase specified quantities of wafers over extended periods or joint ventures or other partnership relationships with foundries.

                              MANAGEMENT OF C-CUBE

EXECUTIVE OFFICERS AND DIRECTORS


    The following table lists the names, ages and positions of all executive officers and directors of C-Cube as of July 31, 1996. There are no family relationships between any director or executive officer and any other director or executive officer of C-Cube. Executive officers serve at the discretion of the Board of Directors.



NAME                                            AGE                             POSITION
- ------------------------------------------      ---      ------------------------------------------------------
Alexandre A. Balkanski, Ph.D..............          36   President, Chief Executive Officer and Director --
                                                          Class II, term to expire at the 1999 Annual Meeting
                                                          of Stockholders
James G. Burke............................          53   Vice President of Finance and Administration, Chief
                                                          Financial Officer and Secretary
Didier Le Gall, Ph.D......................          42   Vice President of Research and Development
Brian T. Connors..........................          42   Vice President of Sales
Richard S. Rasmussen......................          37   Vice President and General Manager
Alex Daly.................................          35   Vice President of Marketing
Sai-Wai Fu................................          39   Vice President of Hardware Engineering
Sanjeev Renjen, Ph.D......................          41   Vice President of Decoder Engineering
Richard Foreman...........................          42   Vice President and Chief Information Officer
Mark K. Allen.............................          41   Vice President of Operations
William J. O'Meara........................          58   Director -- Class I, term to expire at the 1998 Annual
                                                          Meeting of Stockholders
Gregorio Reyes............................          55   Director -- Class II, term to expire at the 1999
                                                          Annual Meeting of Stockholders
Donald T. Valentine.......................          64   Director -- Class II, term to expire at the 1999
                                                          Annual Meeting of Stockholders
Baryn S. Futa.............................          41   Director -- Class III, term to expire at the 1997
                                                          Annual Meeting of Stockholders
T.J. Rodgers..............................          48   Director -- Class III, term to expire at the 1997
                                                          Annual Meeting of Stockholders


    DR. BALKANSKI co-founded C-Cube in July 1988 as Vice President and was named Senior Vice President in August 1989. From February 1993 to February 1994 Dr. Balkanski was Vice President of Worldwide Sales and Marketing. He served as Executive Vice President from February 1994 to July 1995. He has served as
President and Chief Executive Officer since July 1995. He was elected to the Board of Directors in April 1993. Prior to founding C-Cube, Dr. Balkanski was the founder and the President of Diamond Devices Inc., a semiconductor company which was formed to develop fast algorithms and VLSI architectures for digital signal processing. Dr. Balkanski currently serves on the board of directors of Sierra Semiconductor, Inc. and CKS/Group. Dr. Balkanski holds a B.A. in physics from Harvard College and a M.S. in physics and a Ph.D. in business economics from Harvard University.

    MR. BURKE joined C-Cube in November 1992 as Vice President of Finance and Administration, Chief Financial Officer and Secretary. From April 1992 to October 1992, he was Chief Operating Officer and a Director of Advanced Network Solutions Corporation, a start-up company focusing on standards-based electronic messaging. From April 1990 to April 1992, Mr. Burke was self-employed as a consultant to start-up businesses. He was previously the founding Chief Financial Officer for both Insite Peripherals and Vertex Peripherals, and from November 1986 to April 1990 served as Executive Vice President of Insite Peripherals. He holds B.S. degrees in electrical engineering and naval science from the University of Wisconsin and an M.B.A. from the Harvard University Graduate School of Business Administration.

    DR. LE GALL joined C-Cube in February 1990 as Director of Research and Development and was promoted in December 1992 to Vice President of Research and Development. From 1985 to 1990, he served as a district manager of the Visual Communications Group at Bell Communications Research, where he was involved with projects in signal processing for visual communication and high definition television ("HDTV") compression. He also served as an adjunct professor at Columbia University from 1985 to 1989. Dr. Le Gall is currently the chairman of the MPEG video committee. Dr. Le Gall received his M.S. and Ph.D. in electrical engineering from the University of California, Los Angeles. He holds an M.S. in physics and mathematics from Ecole Centrale de Lyon in France.

    MR. CONNORS joined C-Cube in January 1994 as a consultant and was named Vice President of Sales in February 1994. From December 1990 until February 1994, he served as Vice President of North American Sales of Synopsys, Inc., an electronic design automation software company. From August 1983 to December 1990, Mr. Connors was with LSI Logic, Inc. ("LSI Logic"), a semiconductor company, most recently serving as Vice President, Strategic Marketing and Sales. He holds a B.S. degree in engineering from Northern Arizona University.

    MR. RASMUSSEN joined C-Cube in February 1992 and was named as Vice President and General Manager in October 1994 after previously serving as Vice President, Marketing and Business Development. From April 1983 to March 1992, he worked at LSI Logic, most recently serving as general manager of the MIPS Microprocessor Division. Mr. Rasmussen also led their efforts in standard cell and DSP businesses. Mr. Rasmussen holds a B.S. degree with highest honors in electrical engineering and computer sciences from the University of California, Berkeley.

    MR. DALY joined C-Cube in June 1995 as Vice President of Marketing. From 1990 to 1995 he served at Intel Corporation, a semiconductor company ("Intel"), most recently as director of marketing for the mobile computing group. He holds a B.S. degree, cum laude, in electrical engineering from the University of Miami and an M.B.A. from the University of Dallas.

    MR. FU joined C-Cube in January 1994 as Vice President of Hardware Engineering. From April 1992 to January 1994, he was the Director of Hardware Engineering at Weitek Corporation, a semiconductor company. From November 1989 to April 1992, Mr. Fu was a co-founder and the President of AQuest Inc., a systems company in the multimedia and three-dimensional graphics markets. From June 1980 to November 1989, Mr. Fu was an engineering manager at Intel. Mr. Fu received a B.S. degree in applied physics and an M.S. degree in electrical engineering from the California Institute of Technology.

    DR. RENJEN joined C-Cube in November 1995 as Vice President of Decoder Engineering. From May 1993 to November 1995, he was Vice President of System Products at Alliance Semiconductor, a semiconductor company. From February 1991 to May 1993, Dr. Renjen was co-founder and Architect of Nimbus Technology, a semiconductor company. Dr. Renjen received an M.S. degree in electrical engineering from the University of South Carolina, Columbia and a Ph.D. from the University of Illinois, Urbana-Champaign.

    MR. FOREMAN joined C-Cube in November 1994 as Director of Information Technology. In January 1996 he was appointed Vice President and Chief Information Officer. During 1994, Mr. Foreman was Vice President of the Intouch Group and an information systems consultant to Sybase Corporation. From April 1983 to January 1994, Mr. Foreman held management positions at Cypress Semiconductor, a semiconductor company, including Corporate Controller and Director of Information Systems. Mr. Foreman holds a B.S., with honors, in Mechanical Engineering from Villanova University, an M.S. in Systems Engineering from the University of Pennsylvania and an M.B.A. from the Wharton Graduate School.

    MR. ALLEN joined C-Cube in February 1995 as Vice President of Operations. From 1987 to 1993 he was Vice President of Worldwide Operations for Cypress Semiconductor, a semiconductor company. From 1993 to 1995, he was a student at the Haas School of Business at the University of California, Berkeley. Mr. Allen holds a B.S. in electrical engineering from Purdue University.

    MR. O'MEARA joined C-Cube in September 1991 as President, Chief Executive Officer and a director. He relinquished his position as President and Chief Executive Officer and was appointed Vice Chairman of the Board of Directors in July 1995. From January 1990 until December 1990 he served as President and Chief Executive Officer, and from August 1988 until January 1990 as Chairman and Chief Executive Officer of Headland Technology, an entity affiliated with LSI Logic, Inc. ("LSI Logic"), a semiconductor company. Mr. O'Meara co-founded LSI Logic in January 1981 and served as Vice President of Worldwide Sales and Marketing until founding Headland Technology. Mr. O'Meara currently serves on the board of directors of Sync Research. He holds a B.S. from the U.S. Military Academy in West Point, New York. Mr. O'Meara is a limited partner of certain entities affiliated with Sequoia Capital. See "Certain Relationships and Transactions of C-Cube."

    MR. REYES has served on the Board of Directors since July 1992. Since August 1994, Mr. Reyes has been a private investor and management consultant. From September 1990 to August 1994, he served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry. Since August 1994, Mr. Reyes has been on special assignment to the office of the President of Sunward Technologies, Inc. From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies. Since January 1995, Mr. Reyes has served as a Chairman of the Board of Sync Research. Mr. Reyes also serves as director of Western Microtechnology and several privately-held companies. He is a limited partner of certain entities affiliated with Sequoia Capital. See "Certain Relationships and Transactions of C-Cube."

    MR. VALENTINE has served as Chairman of the Board of Directors since December 1992. He has been a General Partner of Sequoia Capital, a venture capital firm, since 1974. Mr. Valentine is also a Chairman of the Board of Elantec, Inc. and Network Appliances Corporation, and Vice Chairman of the Board of Cisco Systems, Inc. and a director of Sierra Semiconductor, Inc.

    MR. FUTA has served on the Board of Directors since February 1994. Since September 1988, he has worked for Cable Television Laboratories, Inc., a research and development consortium of cable television system operators where he currently serves as Executive Vice President and Chief Operating Officer.

    MR. RODGERS has served on the Board of Directors since January 1994. He founded Cypress Semiconductor Corporation in 1983, where he currently serves as President, Chief Executive Officer and a director. Mr. Rodgers also serves as a director of Vitesse Semiconductor. Mr. Rodgers is a limited partner of certain entities affiliated with Sequoia Capital. See "Certain Relationships and Transactions of C-Cube."

    There is currently one Class I Director vacancy which will remain open while the Board of Directors considers candidates to fill such vacancy.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation of the Chief Executive Officer of C-Cube and the four other most highly compensated executive officers of C-Cube (together, the "C-Cube Named Executive Officers") for services rendered to C-Cube during the fiscal years ended December 31, 1995, 1994 and 1993:

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                         COMPENSATION
                                                         ANNUAL COMPENSATION                AWARDS
                                              -----------------------------------------  -------------
                                                                         OTHER ANNUAL     SECURITIES      ALL OTHER
                                               SALARY        BONUS       COMPENSATION     UNDERLYING    COMPENSATION
 NAME AND PRINCIPAL POSITION        YEAR         ($)        ($)(1)          ($)(2)        OPTIONS (#)      ($)(3)
- ------------------------------  ------------  ---------  -------------  ---------------  -------------  -------------
Alexandre A. Balkanski (4)           1995       187,500     277,345            5,400          500,000             0
 President and Chief Executive       1994(5)    140,000      56,316(6)         5,400           50,000           731
 Officer                             1993(5)     90,000      67,317(6)         5,200                0        14,107
William J. O'Meara (7)               1995       127,500     188,595                0           10,000        28,089
 Former President and Chief          1994       164,769           0                0                0        36,413
 Executive Officer                   1993       164,769           0                0                0             0
Didier Le Gall                       1995       161,500     203,607                0           28,500        12,500
 Vice President of Research          1994       133,230           0                0                0        12,500
 and Development                     1993       122,420           0                0          112,750        12,500
Sai-Wai Fu                           1995       162,917     192,784                0                0             0
 Vice President of                   1994       121,167           0                0              N/A             0
 Hardware Engineering                1993           N/A         N/A              N/A                            N/A
James G. Burke                       1995       147,250     173,067                0           25,000             0
 Vice President of Finance and       1994       136,750           0                0                0             0
 Administration, Chief               1993       130,000           0                0          200,000             0
 Financial Officer and
 Secretary
Mark Allen                           1995       145,337     173,143                0          240,000             0
 Vice President of Operations        1994           N/A         N/A              N/A              N/A           N/A
                                     1993           N/A         N/A              N/A              N/A           N/A

- ------------------------------
(1) The amounts shown under the Bonus column represents cash bonuses earned for the fiscal years indicated.

(2) Consists of car allowances.


(3) Consists of amounts forgiven on notes payable to C-Cube.


(4) Dr. Balkanski has served as President and Chief Executive Officer since July 1995. Dr. Balkanski's compensation for 1995 includes compensation he received for his service as Executive Vice President and Chief Operating Officer until his appointment to the office of President and Chief Executive Officer in July 1995.

(5) Reflects compensation received by Dr. Balkanski for his services as C-Cube's Executive Vice President and Chief Operating Officer.

(6) Consists of sales commissions.

(7) Mr. O'Meara relinquished his position as President and Chief Executive Officer and was appointed Vice Chairman of the Board of Directors in July 1995. As a consequence, Mr. O'Meara's compensation for 1995 reflects salary through June 31, 1995, compensation as a consultant from July 1, 1995 through December 31, 1995 and a bonus based on his aggregate compensation for the year. Mr. O'Meara did not receive any compensation for his service as Vice Chairman of the Board of Directors other than compensation paid to all directors for their services.

    C-Cube does not have employment contracts with any of C-Cube Named Executive Officers, or any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning the grants of options to purchase C-Cube Common Stock to the C-Cube Named Executive Officers during the fiscal year ended December 31, 1995:

                            INDIVIDUAL GRANTS IN FISCAL 1995                                POTENTIAL REALIZABLE
- ----------------------------------------------------------------------------------------          VALUE AT
                                                    % OF TOTAL                              ASSUMED ANNUAL RATES
                                                      OPTIONS                                  OF STOCK PRICE
                                                    GRANTED TO    EXERCISE                    APPRECIATION FOR
                                          OPTIONS    EMPLOYEES     OR BASE                    OPTION TERM (2)
                                          GRANTED    IN FISCAL      PRICE     EXPIRATION  ------------------------
                 NAME                       (#)        YEAR       ($/SH)(1)      DATE       5% ($)       10% ($)
- ---------------------------------------  ---------  -----------  -----------  ----------  -----------  -----------
Alexandre A. Balkanski                     500,000       12.85         7.50    3/23/05      2,409,258    6,057,589
William J. O'Meara                          10,000        0.26         7.50    3/23/05         48,185      121,152
Didier Le Gall                              28,500        0.73         7.50    3/23/05        137,328      345,283
Sai-Wai Fu                                  28,500        0.73         7.50    3/23/05        137,328      345,283
James G. Burke                              25,000        0.64         7.50    3/23/05        120,463      302,879
Mark Allen                                 240,000        6.17         7.50    3/23/05      1,156,444    2,907,643

- ------------------------------
(1) Options were granted at an exercise price equal to the fair market value per share of C-Cube's Common Stock as of the date of the grant.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Commission and do not represent C-Cube's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to date.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information with respect to the exercise of stock options by the C-Cube Named Executive Officers during the fiscal year ended December 31, 1995 and the number and value of securities underlying unexercised options held by the C-Cube Named Executive Officers at of December 31, 1995:

                                                                                         VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY
                                                            NUMBER OF UNEXERCISED      OPTIONS AT 12/31/95 (2)
                                  SHARES        VALUE        OPTIONS AT 12/31/95      --------------------------
                                ACQUIRED ON   REALIZED    --------------------------  EXERCISABLE  UNEXERCISABLE
             NAME                EXERCISE      ($)(1)     EXERCISABLE  UNEXERCISABLE      ($)           ($)
- ------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Alexandre A. Balkanski              67,454       599,145     133,587        448,959     7,566,601     24,743,633
William J. O'Meara                  --           --            1,667          8,333        91,685        458,315
Didier Le Gall                     102,004     1,161,646       3,538         70,708       210,533      4,205,783
Sai-Wai Fu                          37,500       300,000      39,125        101,875     2,358,125      6,071,875
James G. Burke                      --           --            4,167         20,833       229,185      1,145,815
Mark Allen                          --           --           --            240,000       --          13,200,000

- ------------------------------
(1) Based upon the market price of the purchased shares on the exercise date less the option exercise price paid for such shares.

(2) Based upon the market price of $62.50 per share, which was the closing price per share of C-Cube's Common Stock on the Nasdaq National Market on December 29, 1995, less the option exercise price payable per share.

CERTAIN RELATIONSHIPS AND TRANSACTIONS OF C-CUBE

    During December 1992, certain agreements originally entered into in August 1988 between C-Cube and Kubota Corporation ("Kubota"), a holder of record of more than 5% of outstanding shares of C-Cube, were amended to provide that Kubota will continue to guarantee through March 31, 1996 a bank debt of up to Y700,000,000 of Kubota C-Cube, Inc. ("KCC"), a joint venture formed by the C-Cube and Kubota. Pursuant to a subsequent amendment to such agreements, Kubota agreed to continue to guarantee decreasing amounts during the following periods: up to Y450,000,000, Y250,000,000 and Y125,000,000 following the first, second and third anniversaries of such closing of C-Cube's initial public offering, respectively, with such guarantee expiring in its entirety three years and six months after such closing. C-Cube also agreed to issue to Kubota a warrant to acquire up to 350,000 shares of its Common Stock at a per share price of $0.70 only in the event that Kubota is required to make payments under such guarantee and is not reimbursed by the C-Cube.

    In June 1993, C-Cube granted an option to Pierre Lamond to purchase up to 50,000 shares of its Common Stock at a price per share of $1.00, which option was subsequently exercised. The option was granted in connection with Mr. Lamond providing certain engineering management services and assistance to C-Cube. The shares issued upon exercise of the option vest over a period for four years, and unvested shares are subject to repurchase by C-Cube at the original purchase price in the event of the termination of Mr. Lamond's services to C-Cube. Mr. Lamond is a general partner of Sequoia Capital. Entities affiliated with Sequoia Capital hold of record more than 5% of outstanding shares of C-Cube.

    In payment of the exercise price of options to purchase C-Cube's Common Stock exercised in February 1993 and October 1993 by William J. O'Meara and James G. Burke, respectively, C-Cube accepted promissory notes from Mr. O'Meara and Mr. Burke in the principal amounts of $525,000 and $70,000, respectively, with interest payable at rates of 6.22% and 5.00% per annum, respectively. As of December 31, 1995, the balances due on such loans were approximately $44,390 and $17,000, respectively. Such loans are payable in full in February 1997 and October 1997, respectively. Mr. O'Meara is a director of C-Cube and Mr. Burke is an officer of C-Cube.

    C-Cube granted a nonqualified stock option to Donald T. Valentine in February 1993, but through an oversight failed to deliver the option to Mr. Valentine in a timely manner. As a result, Mr. Valentine incurred less favorable tax consequences when he exercised the option than he would have incurred had the option been timely issued by C-Cube and exercised immediately thereafter by Mr. Valentine. C-Cube, however, gained from this oversight by receiving a tax benefit. To rectify this matter, in June 1994 C-Cube entered into a tax agreement with Mr. Valentine pursuant to which C-Cube (i) made payments to Mr. Valentine of $192,267, the amount necessary to compensate him for the adverse tax consequences, (ii) guaranteed a loan from a bank to Mr. Valentine in the amount of $279,647 and (iii) made payments to Mr. Valentine in an amount sufficient to compensate Mr. Valentine for the interest thereon. The results of this arrangement have not adversely affected C-Cube's cash flow, and C-Cube believes that the overall consequences of this arrangement to its financial performance in any period were not significant.

                              C-CUBE STOCKHOLDERS

    The following table sets forth certain information, as of February 29, 1996, with respect to the beneficial ownership of C-Cube's Common Stock by (i) each person known to C-Cube to beneficially own 5% or more of the outstanding Common Stock of C-Cube, (ii) each director of C-Cube, (iii) each C-Cube Named Executive Officer and (iv) all directors and executive officers of C-Cube as a group. Except pursuant to applicable community property laws or as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares indicated as being beneficially owned by them.

                                                                C-CUBE COMMON STOCK
                                                              ------------------------
                    NAME AND ADDRESS OF                        NUMBER OF     PERCENT
                     BENEFICIAL HOLDER                          SHARES      OF CLASS
                  -----------------------                     -----------  -----------
Kubota Corporation (1)......................................    3,522,200       10.7%
  Fuyuhiko Usui
  2880 Lakeside Drive, Suite 131
  Santa Clara, CA 95087
Entities affiliated with Sequoia Capital (2)................    2,029,711        6.2%
  3000 Sand Hill Road
  Building 4, Suite 280
  Menlo Park, CA 94025
OFFICERS AND DIRECTORS (3)
Donald T. Valentine (2).....................................    2,029,711        6.2%
William J. O'Meara (4)......................................    1,038,799        3.2%
Alexandre A. Balkanski (5)..................................      399,619           *
Sai-Wai Fu (6)..............................................      125,700           *
James G. Burke (7)..........................................       80,191           *
T.J. Rodgers (8)............................................      105,631           *
Didier Le Gall (9)..........................................       83,730           *
Baryn S. Futa (10)..........................................       42,919           *
Gregorio Reyes (11).........................................       22,785           *
Mark Allen (12).............................................       11,737           *
All directors and executive officers of C-Cube as a group
 (15 persons) (2)-(13)......................................    4,283,742       12.7%

- ------------------------
 *  Less than 1%

(1) Includes 40,000 shares subject to an option held by Fuyuhiko Usui that is exercisable within 60 days of February 29, 1996. Mr. Usui is a consultant to and former director of C-Cube and is a General Manager of Kubota Corporation. As General Manager of Kubota Corporation, Mr. Usui may be deemed to beneficially own the 3,482,200 shares owned by Kubota Corporation, however, Mr. Usui disclaims beneficial ownership for all of such shares. Likewise, Kubota Corporation disclaims beneficial ownership of shares subject to the option held by Mr. Usui.

(2) Includes 974,995 shares held by Sequoia Capital Growth Fund, 805,750 shares held by Sequoia Capital V, 51,940 shares held by Sequoia Technology Partners III, 53,716 shares held by Sequoia Technology Partners V and 35,810 shares held by Sequoia XXII. Sequoia Capital Growth Fund, Sequoia Capital V, Sequoia Technology Partners III, Sequoia Technology Partners V and Sequoia XXII are entities affiliated with Sequoia Capital. Also includes the following held by Donald T. Valentine: (i) 79,167 shares, (ii) 20,833 shares which remain unvested as of the date 60 days from February 29, 1996 and subject to a right of repurchase by C-Cube which right lapses as such shares become vested thereafter and (iii) 7,500 shares subject to an option that is exercisable within 60 days from February 29, 1996. Mr. Valentine is a general partner of each of such entities affiliated with Sequoia Capital and, therefore, may be deemed to beneficially own such shares held by such entities. However, Mr. Valentine disclaims beneficial ownership of all such shares held by entities affiliated with Sequoia Capital except those shares as to which he has a direct pecuniary interest. Likewise such entities disclaim beneficial ownership of all shares owned by Mr. Valentine.

(3)  All officers  and directors  of C-Cube  may be  contacted at  the following
    mailing  address:  C-Cube  Microsystems   Inc.,  1778  McCarthy   Boulevard,
    Milpitas, California 930335.


(4) Includes 2,148 shares held of record by entities affiliated with Sequoia Capital which are beneficially owned by Mr. O'Meara, who is a limited partner of such entities. Also includes 2,500 shares subject to an option that is exercisable within 60 days of February 29, 1996.



(5) Includes 162,546 shares subject to options that are exercisable within 60 days of February 29, 1996.



(6) Includes 112,500 shares subject to an option that is immediately exercisable, 46,875 of which shares are vested as of 60 days from February 29, 1996. Also includes 7,125 shares subject to an option that is exercisable within 60 days of February 29, 1996.



(7) Includes 29,167 shares which remain unvested as of the date 60 days from February 29, 1996 and subject to a right of repurchase by C-Cube which right lapses as such shares become vested thereafter. Also includes 6,250 shares subject to an option that is exercisable within 60 days of February 29, 1996.



(8) Includes 100,000 shares subject to an option that is immediately exercisable, 56,250 of which shares are vested as of 60 days from February 29, 1996, and 2,504 shares held of record by entities affiliated with Sequoia Capital which are beneficially owned by Mr. Rodgers who is a limited partner of such entities. Also includes 3,125 shares subject to an option that is exercisable within 60 days of February 29, 1996.



(9) Includes 15,309 shares subject to options that are exercisable within 60 days of February 29, 1996 and 63,440 shares held in a trust for the benefit of Mr. Le Gall and his wife.



(10) Includes 40,000 shares subject to an option that is immediately exercisable, 21,667 of which shares are vested as of 60 days from February 29, 1996. Also incudes 2,917 shares subject to an option that is exercisable within 60 days of February 29, 1996.



(11) Includes 1,324 shares held of record by entities affiliated with Sequoia Capital which are beneficially owned by Mr. Reyes, who is a limited partner of such entities. Also incudes 3,125 shares subject to options that are exercisable within 60 days of February 29, 1996.



(12) Includes 10,000 shares subject to options that are exercisable within 60 days of February 29, 1996.



(13) Includes 50,000 shares which remain unvested as of the 60 days from February 29, 1996 and subject to a right of repurchase by C-Cube which right lapses as such shares become vested thereafter and 382,708 shares subject to options that are immediately exercisable, 145,625 of which shares are vested as of 60 days from February 29, 1996. Also includes 429,084 shares subject to options that are exercisable within 60 days of February 29, 1996.

                         INFORMATION CONCERNING DIVICOM


    DiviCom Inc. ("DiviCom"), incorporated in Delaware in 1993, is a supplier of MPEG 2-based systems, subsystems and components that are a part of the emerging worldwide digital video infrastructure. DiviCom develops and integrates products and systems that transmit and receive digital video, audio and data over networks allowing its customers to create integrated "end-to-end" digital video networks. DiviCom is focused on merging video and audio compression technologies with network and communications technologies into innovative products for producers, distributors and consumers of video and video-enhanced information. Products include Moving Pictures Experts Group ("MPEG") audio/video encoders, networking and decoding systems, as well as integration services through its DiviSys Integration Group. Based on the MPEG 2, Digital Video Broadcasting ("DVB") and Asynchronous Transfer Mode ("ATM") international standards, DiviCom's products enable digital video broadcasting over a variety of digital video networks, including Direct Broadcast Satellite ("DBS"), wireless cable, also known as Multichannel Multipoint Distribution Systems ("MMDS"), and wired services, including Switched Digital Video ("SDV") services, digital cable, or Hybrid Fiber Coax ("HFC") and copper twisted pair wiring referred to as Asynchronous Digital Subscriber Line ("ADSL").


BACKGROUND

    Historically, video and audio have been transmitted in analog form via terrestrial broadcast, satellite and microwave transmissions as well as cable distribution systems. This same information is now increasingly being transmitted in digital form. Transmission of information in digital form is more efficient, achieves better quality and is more reliable than transmission in analog form. The greater efficiency of digital transmission is primarily due to the fact that the digital information can be compressed by using algorithms that maintain perceived visual and audio quality, while reducing the volume of the data transmitted.

    Companies engaged in the business of transmitting digital video data are increasingly searching for products and tools that afford ever greater compression capabilities. The ability to compress large quantities of digital data is emerging as a key competitive factor for these companies because it allows them to deliver more information to end users without increasing their investment in additional transmission media (E.G., cable, telephone lines or satellite transponders).

    In order to compress, transmit and receive digital video data, these companies must acquire, integrate and use a wide variety of sophisticated new system and network technologies. Because these new technologies are diverse and complex, many of these companies can benefit from integration services provided by companies that are experienced with these technologies.

    To meet the often conflicting goals of interoperablility, reliability and efficiency, nearly all new systems for broadcasting digital video implement new standards such as MPEG 2, DVB and (where applicable) ATM. In some cases, companies that have previously provided proprietary analog-based solutions have developed their own proprietary digital-based solutions (or created proprietary solutions where there are no standards, such as conditional access). Increasingly, companies that broadcast video realize that they need to foster interoperability and competition among their equipment vendors. Accordingly, adherence to common standards is a key requirement for suppliers in this market.

    DiviCom offers open systems based on industry standards that allow these companies to compress, transmit and receive large quantities of digital video information. DiviCom provides "end-to-end," standards-based solutions for its customers. This means that DiviCom's systems products allow its customers to compress information, scramble the transmission and remultiplex (I.E., add portions such as advertisements as well as delete portions), then assist in transmitting the information. When the information reaches its destination, DiviCom's decoder products assist in receiving, descrambling and decompressing the information so that the information can be viewed.

BUSINESS MODEL

    DiviCom designs, manufactures and sells digital video networking systems, as well as integration, maintenance and support services. DiviCom also manufactures complete receiving units referred to as decoders for low-volume professional and private network applications as well as license its settop decoder designs to large consumer settop box manufacturers for high volume production.

MARKETS AND APPLICATIONS

    DiviCom currently sells its products and services into several market segments, including direct broadcast satellite, broadcast over wireless cable systems and wired digital video networks, such as SDV, HFC and twisted pair.

    DIRECT BROADCAST SATELLITE

    The first full-scale digital video transmission systems were direct broadcast satellites ("DBS") (often called Direct to Home) networks. The advantages of DBS are that it provides a low cost per home and also requires little or no investment or upgrading of infrastructure (rewiring). The disadvantages are the high initial fixed cost of launching a satellite as well as the lack of interactivity and unavailability of local programming content.

    WIRELESS CABLE OR MMDS

    Multichannel Multipoint Distribution Systems are beginning conversion from analog to digital at this time. Such systems are based upon local transmitters with direct line of sight transmission to a small receiving antenna placed on each home. MMDS have low fixed costs and a moderate cost per home. MMDS supports local content and has a moderate level of interactivity, such as Internet support.

    WIRED DIGITAL VIDEO NETWORKS

    Wired digital video networks, which include deployments in architecture such as SDV, HFC and twisted pair schemes such as ADSL, are currently in early trials. Each of these are being evaluated and may be deployed by leading telecom suppliers as well as digital cable providers. These services provide a much higher level of interactivity as compared to either DBS or MMDS including the potential for full two-way video communication. However, cost per home is high.

    In addition to providing products and services in support of large deployments such as DBS, wireless cable and SDV, DiviCom products are used in a variety of other video applications. Such applications include equipment which enables digital transmission from remote sites to a studio (contribution), from studios to cable head ends (distribution) and the use of digital video and audio within businesses, educational facilities and institutions (private networks).

RELEVANT STANDARDS

    DiviCom believes that customers strongly prefer solutions built on standards in order to achieve interoperability. DiviCom focused its efforts on three key standards: MPEG 2, ATM and DVB.

    MPEG 2 is a standard for audio and video compression and multiplexing developed under the auspices of the Moving Pictures Experts Group of the
International Standards Organization. MPEG 2 was adopted at an international conference in Singapore in 1994 with 32 nations participating in the definition of standards for three elements of compression: video, audio and the synchronization of audio and video. Equipment must meet the standards of all three elements in order to be MPEG compliant (International Standards Organization (ISO) Document Number IEC 11172).

    Asynchronous Transfer Mode ("ATM") is a specification for the routing and transmission of data over high-speed switched digital lines, typically fiber. The protocol is being specified in many switched digital video network deployments.

    DVB is a group of government and industry representatives, based in Europe, who have assembled a specification which is intended to promote standardization and interoperability among the components required to build digital video networks. The specification calls for the use of MPEG 2 transport streams and also specifies modulation, elements of access control, on-screen display and other system level requirements.

PRODUCTS

    DiviCom supplies products for digital video networking in the form of systems and decoder components. System offerings consist of products that encode, manipulate and managed digital video and audio data signals. Decoder technology is provided as components of complete systems, licensed decoder reference products to allow high-volume manufacturing, and settop ASICs, as well as software and microcode. The range of products is:

    - The MediaView-TM- MV20 program encoder for compressing digital video, audio and data signals

    - The MediaNode-TM- MN20 multiplexer for switching and networking

    - The MediaView System Controller-TM- SC20 for network and system management

    - The MediaNode Platform MP100-TM- for spooling, editing, and decoding transport streams

    - The ProView-TM- commercial integrated receiver decoder for monitoring and distribution

    - The Di2-K settop decoder manufacturing kit intended to enable OEMs to manufacture high volumes of home settop decoder boxes

    SYSTEMS PRODUCTS

    Systems products offerings consist of encoders, multiplexers, system management and insertion products. Encoders compress video and audio signals into MPEG 2 "transport" streams to be sent out over various networks. Multiplexers provide for the manipulation of compressed audio/video streams, including adding and dropping streams, ensuring the timing fidelity and synchronization of streams, extracting and inserting control information, scrambling for conditional access, inserting related and unrelated data streams, and monitoring signal fidelity. Management systems consist of a Simple Network Management Protocol ("SNMP") based software system which is capable of configuring and monitoring a network of components ranging from analog audio/video switching to multiplexing. Insertion products are designed to insert local and/or commercial programming material for local distribution into a stream from a wider network broadcast. DiviCom's systems products encompass a range of products developed by DiviCom as well as integration services to combine these products with third party products to deliver complete digital video networking systems.

    MEDIAVIEW MV20: DiviCom's MediaView MV20 encoder offers a flexible MPEG 2 compression system in a very compact form factor. The MediaView MV20 compresses one video signal and two or more stereo audio channels, and outputs a compressed transport stream which is fully compliant with the MPEG 2 international standards. The MediaView MV20 supports numerous digital and analog audio inputs, multiple video input formats, data inputs, multiplexing, conditional access support and output formats, including ATM. Due to its plug-and-play flexibility, the MediaView MV20 is suited for a wide variety of applications, including Direct-to-Home (DTH)/Direct Broadcast Satellite (DBS), business television/ private networks, cable & telco -- MMDS, switched digital and digital cable, contribution and back-haul links, and satellite distribution to cable head-ends.

    MEDIANODE MN20: The MediaNode MN20 remultiplexes and grooms MPEG 2 transport streams generated by DiviCom and other system components into the form of a final MPEG 2 transport stream. The MediaNode MN20 is especially effective at handling compression applications where multiple video, audio and data signals are required, or complex multichannel audio needs must be met. It also acts as a gateway to and from ATM networks. The MediaNode MN20 can be configured to support a wide range of requirements including statistical multiplexing, redundant switching, audio only encoding, scrambling for access control of the combined MPEG 2 transport stream as well as ATM inputs and outputs. The MediaView MV20 is used for remultiplexing MPEG 2 transport streams, dynamic rate optimization, add/drop multiplexing, cascaded multiplexing, redundant switching, audio-only encoding, data-only multiplexing, conditional access, scrambling and data insertion into the MPEG 2 transport stream, ATM input, dejittering, formatting and output.

    MEDIAVIEW SYSTEM CONTROLLER SC20: The MediaView System Controller SC20 utilizes Windows NT-TM- and HP OpenView-TM- SNMP management software with DiviCom's applications to configure and monitor any collection of DiviCom networked components. The SC20 offers an easy-to-use graphical user interface which includes status, interconnection maps, and context sensitive help. The MediaView SC20 is used for system configuration, encoding and multiplexing control, system backup control, monitoring and control at system, component, and module levels and detection, display, and logging of system faults.

    MEDIANODE PLATFORM MP100: The MediaNode Platform MP100 is a Windows NT-based, real-time insertion and decoding system. It allows a user to decode, record and playback MPEG 2 transport streams through a graphical interface. The MP100 comes pre-installed with an MPEG 2 decoder card and media spooler control software.

    DECODER PRODUCTS AND TECHNOLOGY

    DiviCom offers system, software and ASIC solutions for commercial decoders as well as high volume settop boxes. These settop boxes, similar to today's cable box, decompress video, audio and data signals, enabling consumers to receive many more stations of programming than most traditional cable programmers can offer as well as receive advanced services such as home shopping, video on demand, interactive games and Internet access.

    PROVIEW PV 1110/1120/1130 COMMERCIAL DECODER PRODUCTS: DiviCom's ProView family of commercial Integrated Receiver Decoders ("IRDs") are designed to provide high quality, secured video, audio, and data services for program distribution. The PV series also offers flexibility in both hardware and software for easy customization and fast feature upgrades. The PV series consists of a digital satellite receiver and MPEG 2 decoder integrated into a compact chassis intended for rackmount applications. The receiver provides connection with wideband communications channels. The decoder provides descrambling, demultiplexing, video/audio decoding, and data services.

    DI2-K SETTOP REFERENCE PRODUCT: DiviCom's family of settop designs provide the flexibility to customize basic designs for individual customer needs while using industry accepted standards. The Di2-K design is a digital settop for deployment in various high-volume network configurations.

    DIVICOM ASIC PRODUCTS

    In addition to settop designs, DiviCom offers settop ASIC components. These ASICs are designed to enable manufacturers to implement highly integrated decoder-based products. These ASICs are offered through exclusive licensing from DiviCom. One exception is the CL9110 Transport Demultiplexer, which is available from C-Cube under license from DiviCom.

    DIVICOM SOFTWARE PRODUCTS

    DiviCom has developed a number of extensions and enhancements to Microware's DAVID OS/9 environment that DiviCom plans to augment and market as DiviCom software. The type of software DiviCom would market would include FLASH trap handle, smartcard access, conditional access control query interface, application downloading support and certain DVB extensions. In addition, there are many application modules and unique driver features which DiviCom provides that do not involve an API for other applications.

    PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

    DIVISYS-TM-. In order to provide its customers the help they need piecing together complex digital broadcast television systems, DiviCom launched DiviSys, a technology integration group whose mission is to provide a whole product solution to DiviCom customers for applications such as satellite uplinks, satellite downlinks, MMDS, ATM networks for content distribution and automation and control systems. DiviSys provides all of the consulting and implementation services required to build a digital broadcast system, including program management, budget analysis for various types of networks, building and site preparation, technical design and planning, parts inventory and management, equipment installation, signal reception and transmission integration and end-to-end system testing. DiviSys utilizes DiviCom's expertise in the areas of TV broadcast, networking, and compression technology to define, integrate, and install complete operational systems. The group combines DiviCom products with third-party products and services to satisfy the specific system requirements of each customer.

    DIVITEC-TM-. DiviTec is DiviCom's comprehensive service-on-demand support program. The DiviTec Service Agreement is a cost effective combination of services, training and software designed to meet each customer's particular maintenance and upgrade needs. There are three distinct service options available to DiviCom customers through the DiviTec plan. Each plan provides the customer with varying levels of service and support designed to match the size and scope of the customer's operation.

CUSTOMERS

    DiviCom sells the majority of its products under contracts to large, established telecommunications, entertainment, and direct-to-home satellite companies, consortia and joint ventures in North America and Europe. Bell Atlantic, EchoStar and certain SAGEM Entities, which are two DiviCom customers and one of its distributor accounted for 42%, 25% and 15% of net revenues, respectively, in 1995 and 39%, 31% and 13% of net revenues, respectively, in 1994. During 1993, no individual customer represented 10% or more of net revenues. The following table includes a representative list of customers based on revenues and market segment:

        INDUSTRY                 DIRECT CUSTOMER                   DEPLOYMENT
Direct Broadcast          EchoStar Communications         EchoStar
 Satellite
Wireless Cable            Thomson Consumer Electronics    TeleTV
Switched Digital          Bell Atlantic Network Services  Bell Atlantic Video Dial
                                                           Tone
Other Applications        ComStream                       Reuters
Direct Broadcast          SAGEM                           Various European Deployments
 Satellite

    There can be no assurance that such customers will continue to account for a significant percentage of revenues in the future. The loss of any such customers could have a material adverse effect on business and results of operations.


MARKETING AND SALES


    DiviCom markets and sells its products in the United States through a direct sales force with sales and support offices in several cities around the country. In Europe, DiviCom has traditionally sold its products through Groupe SAGEM, which is based in France. DiviCom is establishing distributors in Norway, Germany and South Africa. In Asia-Pacific, DiviCom sells its products both through a direct sales force and through distributors based in Korea, Hong Kong, Taiwan, Australia, New Zealand and India.

    DiviCom promotes its products to potential customers through participation in major industry trade shows, through articles in key industry publications, through other public relations programs and through advertising.

    During 1995 international revenues accounted for approximately 18% of Divicom's net revenues and DiviCom believes that international revenues will continue to account for a significant portion of net revenues. DiviCom's success will depend in part upon its ability to manage international marketing and sales operations and manufacturing relationships. In addition, DiviCom purchases a substantial proportion of its raw materials and certain key components from foreign suppliers. DiviCom's international manufacturing and sales are subject to changes in foreign political and economic conditions and to other risks including currency exchange rate fluctuations or export/import controls and changes in tax laws, tariffs and freight rates. Certain foreign countries comprise substantial markets for consumer electronics products and as a consequence, any political or economic instability in such countries could significantly  reduce demand  for products from  certain of  the
DiviCom's major customers. DiviCom's purchases and sales of goods are denominated in U.S. dollars. Increases in the value of the U.S. dollar relative to foreign currencies can increase the effective price of and reduce demand for DiviCom's products relative to competitive products priced in the local currency.

MANUFACTURING

    DiviCom's manufacturing strategy is focused on the rapid transition of products from engineering development to production. DiviCom makes extensive use of the services of electronic component suppliers, referred to as manufacturing distributors, and subcontract assembly houses in order to minimize inventory risks, gain competitive pricing and increase supply flexibility.

    DiviCom's manufacturing group establishes relationships with key supply and subcontract partners. Electronic component distributors are responsible for the procurement and "kitting" of components in preparation for contract assembly.

    Once a product or subsystem has demonstrated design stability, it is transitioned from the DiviCom engineering group to full turnkey assembly and managed by the manufacturing distributor. The manufacturing distributor purchases components to DiviCom specifications, contracts with the assembly facility to perform product builds and ships completed subsystems to DiviCom. DiviCom conducts final integration, system testing, reliability and quality assurance testing and configuration per customer requirements.

    DiviCom's reliance on subcontractors to manufacture, assemble and test its products involves significant risks, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity; and potential misappropriation of DiviCom's intellectual property. DiviCom obtains manufacturing capacity through forecasts that are generated in advance of expected delivery dates and are binding on DiviCom.

    Although DiviCom has not experienced material disruptions in supply to date, there can be no assurance that manufacturing or assembly problems will not occur in the future or that any such disruptions will not have a material adverse effect upon DiviCom's results of operations. Further, there can be no assurance that suppliers who have committed to provide product will do so, or that DiviCom will meet all conditions imposed by such suppliers. Failure to obtain an adequate supply of products on a timely basis would delay product delivery to DiviCom's customers, which would have a material adverse effect on DiviCom's business and results of operations. In addition, DiviCom's business could also be materially and adversely affected if the operations of any supplier are interrupted for a substantial period of time, or if DiviCom is required, as a result of capacity constraints in its industry or otherwise, to increase the proportion of goods purchased from higher cost suppliers in order to obtain adequate product volumes.

    The markets into which DiviCom sells its products are characterized by extreme price competition, and DiviCom expects the average selling prices of its products will decrease over the life of each product. In order to partially offset declines in the selling price of its products, DiviCom will need to reduce the cost of its products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. Since DiviCom does not operate its own manufacturing facilities and must make binding commitments to purchase products, it may not be able to reduce its costs as rapidly as companies that operate their own manufacturing facilities. The failure of DiviCom to design and introduce lower cost versions of DiviCom's products in a timely manner or to successfully manage its manufacturing relationships would have a material adverse effect on DiviCom's business and results of operations.

RESEARCH AND DEVELOPMENT

    During fiscal 1993, 1994, and 1995, research and development expenses were $1.4 million, $8.5 million and $13.5 million, respectively. DiviCom anticipates that it will continue to commit substantial resources to research and development in the future. As of June 30, 1996, DiviCom had over 89 employees engaged in research and development.

    DiviCom's current research and development efforts focus on continued development of its MPEG 2 encoders, MPEG 2 digital networking products, system control and management software, and settop box design. The goal is to provide essential building blocks to address key market segment needs.

    DiviCom's encoder system is based on a C-Cube encoder chip set with DiviCom's pre-processing capability. DiviCom expects to continue to enhance the video quality and compression efficiency of its encoder system. For the MPEG 2 digital networking products, DiviCom plans to enhance its capability to support multiple broadcasting networks such as DBS, SDV, HFC, and ADSL. For system control and management software, the focus is on ease of management, redundancy support and integration with multiple conditional access systems. The settop box designs include ASIC designs and interactive TV software development.

COMPETITION

    In its compression and networking business, DiviCom competes with vertically integrated system suppliers including General Instrument, Scientific Atlanta and Philips, as well as more specialized suppliers including the DMV division of News Corp., Nuko and the TV/COM subsidiary of Hyundai. DiviCom believes that it competes favorably based on its expertise and focus in the area of digital video network systems and its constituent components such as digital video compression, digital network and transmission technology. In addition, DiviCom possesses the practical knowledge and experience required to design, manufacture, integrate and support such systems in real-world deployments.

    Several of these competitors, including General Instruments, Scientific Atlanta, TV/COM, DMV (formerly NTL), Philips and Wegener have been established in the analog technology market for many years. Others, such as Compression Labs, Nuko, Tadiran/Scopus, and Tiernan, have come into the market in recent years as the early stages of digital technology emerged. The only competitor to emerge early with an MPEG 2 product with a discrete design was DMV.

    DiviCom and DiviCom's consumer settop box technology licensees compete with traditional cable industry settop box suppliers, such as General Instrument and Scientific Atlanta, as well as consumer electronics companies (which may choose to license DiviCom technology or compete with DiviCom and its licensees) such as Thomson Consumer Electronics, Philips, Sony, Matsushita, Mitsubishi, Zenith, Hyundai, and Samsung. DiviCom competes by providing chips, software, and system designs that provide more advanced features more economically than are typically available elsewhere.

    DiviCom expects that successful companies in this industry will be those that provide the deployable, affordable end-to-end solutions that support open-standard, industry-accepted architectures. Delivering a low cost digital settop or other highly integrated solution as well as the broadcast video, audio and data systems, is a key factor for successful participation in the digital television revolution.

    The markets in which DiviCom competes are intensely competitive and are characterized by declining average selling prices and rapid technology change. DiviCom believes that the principal factors of competition in its markets are product definition, product design, system cost, functionality, time-to-market, reliability and reputation. DiviCom believes it competes favorably with respect to most of these factors. DiviCom competes with major domestic and international companies, most of which have substantially greater financial and other resources than DiviCom with which to pursue engineering, manufacturing, marketing and distribution of their products. Some of these companies own proprietary video compression technology competitive with DiviCom's standards-based systems. DiviCom may also face increased competition in the future from new entrants into its markets. In particular, as the markets for DiviCom's products develop, competition from large companies may increase significantly. The ability of DiviCom to compete successfully in the rapidly evolving markets for high performance audio/video compression technology depends on factors both within and outside of its control, including success in designing and subcontracting the manufacture of new products that implement new technologies, adequate sources of raw materials, protection of DiviCom products by effective utilization of intellectual property laws, product quality, reliability, price and the efficiency of production, the pace at which customers incorporate DiviCom's products into their products, success of competitors' products and general economic conditions. There can be no assurance that DiviCom will be able to compete successfully in the future.

PROPRIETARY RIGHTS

    DiviCom uses various means to protect its proprietary and intellectual property including non-disclosure agreements, patents, trademarks, copyrights, license agreements, contractual agreements and trade secrets.

    The DiviCom encoder products are complex custom programmed devices, embedded software and multi-layer boards, which makes reverse engineering difficult. The decoder products contain ASICs which are even more difficult to copy. There are, however, no assurances that they will not be copied. The encoder and decoder products also incorporate technology that is the subject of seven patent applications filed in the United States. DiviCom has not filed for patents outside the United States. DiviCom's software, documentation and other written materials have only limited protection under copyright and trademark laws. These products contain licensed third party content. These products also contain technology (such as required to meet MPEG standards) for which licenses may be needed under terms yet to be determined.

    There can be no assurance that DiviCom's means of protecting its proprietary rights will be adequate or that DiviCom's competitors will not independently develop similar technology. There can be no assurance that third parties will not assert claims against DiviCom with respect to existing or future products or that licenses will be available on reasonable terms, or at all, with respect to any third-party technology including third-party technology which is or may be embodied in standards. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to DiviCom and divert the efforts of DiviCom's technical and management personnel, whether or not such litigation is determined in favor of DiviCom. In the event of an adverse result in any such litigation, DiviCom could be required to pay substantial amounts in damages and to cease selling the infringing product unless and until DiviCom is able to develop non-infringing technology or to obtain licenses to the technology which was the subject of the litigation. There can be no assurance that DiviCom would be successful in such development or that such licenses would be available, and any such development or license could require expenditure of substantial time and other resources.

    DiviCom believes that the rapid pace of innovation within its industry and the skills of its personnel afford more protection of its proprietary rights than the various legal means.

EMPLOYEES

    As of June 30, 1996, DiviCom had a total of 184 employees, of whom 89 were engaged in research and development, 22 in sales and marketing, 22 in professional services and technical support, 30 in operations and 21 in administration, finance, MIS and facilities. DiviCom's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract, train and retain highly qualified technical and managerial personnel. Competition for such personnel in the video networking industry is intense and there can be no assurance that DiviCom can attract, train or retain other highly qualified technical and managerial personnel in the future. None of DiviCom's employees are represented by a labor union. DiviCom has not experienced any work stoppages and considers its relations with its employees to be good.

FACILITIES

    DiviCom's corporate headquarters occupy an aggregate of approximately 46,000 square feet in Milpitas, California, under a lease that expires in February 1999. DiviCom's Development, Administrative, Sales, Marketing, and Customer Support functions are located at this location. DiviCom's Operations organization is located in a 20,800 square foot facility, in Milpitas, under a lease that expires in December 1997. DiviCom has an additional engineering development facility that occupies 1,640 square feet in Boulder, Colorado, under a lease that expires in June 1997. DiviCom's U.S. East

Coast Sales Office is located in McLean, Virginia, and occupies 2,267 square feet, under a lease that expires in December 1997. DiviCom believes that its existing facilities are adequate for its current needs and that additional space will be available at commercially reasonable terms as needed.

                SELECTED CONSOLIDATED FINANCIAL DATA OF DIVICOM

    The following selected consolidated financial data with respect to DiviCom's statement of operations for the years ended December 31, 1993, 1994 and 1995 and with respect to DiviCom's balance sheets as of December 31, 1995 and 1994 have been derived from DiviCom's audited financial statements, which appear elsewhere in this Proxy Statement/Prospectus. This information should be read in conjunction with those financial statements and the notes thereto. The following selected financial data as of June 30, 1996 and 1995 and for the six month periods ended June 30, 1996 and 1995 have been derived from the unaudited financial statements of DiviCom and in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial statements for the periods indicated. The results of operations for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

                                                    NINE MONTHS                             SIX MONTHS ENDED
                                                       ENDED           YEARS ENDED              JUNE 30,
                                                    DECEMBER 31,      DECEMBER 31,            (UNAUDITED)
                                                    ------------  ---------------------  ----------------------
                                                        1993         1994       1995       1995        1996
                                                    ------------  ----------  ---------  ---------  -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net revenues......................................   $   --       $      319  $  34,119  $  13,177   $  22,545
Costs and expenses:
  Cost of revenues................................       --              156     16,451      7,272       9,954
  Research and development........................        1,407        8,460     13,572      7,016       6,809
  Selling, general and administrative.............          539        2,615      5,275      2,136       4,575
                                                    ------------  ----------  ---------  ---------  -----------
    Total.........................................        1,946       11,231     35,298     16,424      21,338
                                                    ------------  ----------  ---------  ---------  -----------
Operating income (loss)...........................       (1,946)     (10,912)    (1,179)    (3,247)      1,207
Interest income, net..............................           39          104        163         48         149
                                                    ------------  ----------  ---------  ---------  -----------
Income (loss) before provision for income taxes...       (1,907)     (10,808)    (1,016)    (3,199)      1,356
Income tax expense (benefit)......................       --           --           (169)    --             624
                                                    ------------  ----------  ---------  ---------  -----------
Net income (loss).................................   $   (1,907)  $  (10,808) $    (847) $  (3,199)  $     732
                                                    ------------  ----------  ---------  ---------  -----------
                                                    ------------  ----------  ---------  ---------  -----------
Net income (loss) per share.......................   $    (2.78)  $    (5.83) $   (0.11) $   (0.44)  $    0.02
                                                    ------------  ----------  ---------  ---------  -----------
                                                    ------------  ----------  ---------  ---------  -----------
Shares used in computation........................          686        1,854      7,670      7,215      34,873
                                                    ------------  ----------  ---------  ---------  -----------
                                                    ------------  ----------  ---------  ---------  -----------
BALANCE SHEET DATA:
Cash and short-term investments...................   $    2,426   $    4,064  $   7,387  $   4,090   $  10,782
Working capital...................................        2,236          161     10,639      5,242      11,073
Total assets......................................        3,661       10,440     26,364     15,245      55,282
Stockholders' equity..............................        3,260        2,893     14,557      8,674      16,400

           DIVICOM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    DiviCom was founded on April 20, 1993. Through December 1994, DiviCom was a development-stage company, principally engaged in developing MPEG 2-based systems, subsystems and components intended to enable the emerging worldwide digital video infrastructure. Beginning in January 1995 and continuing through the first six months of 1996, DiviCom generated revenues primarily from the sale of MPEG 2 real time encoder systems. Product shipments comprise the majority of DiviCom's revenues, however DiviCom also earns maintenance contract and other services revenues, and royalty revenues on technology, including advanced MPEG 2 technology for settop box and consumer product applications. In January 1996, DiviCom launched DiviSys, a technology integration group that provides installation and integration services for customer applications such as satellite up links, satellite down links, Multichannel Multipoint Distribution Systems, ATM networks for content distribution, and automation and control systems.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of net revenues for the year ended December 31, 1995 and the six month periods ended June 1995 and 1996:

                                                                         YEAR ENDED             SIX MONTHS
                                                                        DECEMBER 31,          ENDED JUNE 30,
                                                                        -------------  ----------------------------
                                                                            1995           1995           1996
                                                                        -------------  -------------  -------------
Net revenues..........................................................       100.0%         100.0%         100.0%
Costs and expenses:
  Cost of revenues                                                            48.2           55.2           44.2
  Research and development............................................        39.8           53.2           30.2
  Selling, general and administrative.................................        15.5           16.2           20.3
                                                                             -----          -----          -----
    Total.............................................................       103.5          124.6           94.7
                                                                             -----          -----          -----
Operating Income (loss)...............................................        (3.5)         (24.6)           5.3
Interest income (expense), net........................................         0.5            0.3            0.7
                                                                             -----          -----          -----
Income (loss) before provision for income taxes.......................        (3.0)         (24.3)           6.0
Income tax expense (benefit)..........................................        (0.5)         --               2.8
                                                                             -----          -----          -----
Net income (loss).....................................................        (2.5)%        (24.3)%          3.2%
                                                                             -----          -----          -----
                                                                             -----          -----          -----

YEAR TO YEAR COMPARISONS

    NET REVENUES

    Net revenues increased to $34.1 million in 1995 compared to $0.3 million in 1994. Revenues in 1994 consisted primarily of MPEG digital settop revenue and ASIC design royalty revenue. Revenues in 1995 expanded to include sales of DiviCom's family of digital video networking products including MPEG 2/DVB encoders, MediaNode MN20 remultiplexers and MediaView System Controllers. In 1993, DiviCom generated no revenues from operations. International revenues accounted for 18% of net revenue in 1995. During 1995, Bell Atlantic, Echostar Communications and the SAGEM Entities accounted for 42%, 25% and 15% of net revenues, respectively. During 1994, C-Cube, Bell Atlantic and one of the SAGEM Entities accounted for 39%, 31% and 13% of net revenues, respectively.

    GROSS MARGIN

    Gross margin as a percentage of net revenues was 51.8% and 51.1% in 1995 and 1994, respectively. In the event that DiviCom is not able to reduce costs sufficiently, gross margin as a percentage of net revenues may decline in the future as a result of lower average selling prices on new or existing products in response to potential competitive pressures, and increases in the proportion of net revenues derived from indirect sales channels and lower-margin professional services.

    RESEARCH AND DEVELOPMENT

    Research and development expenses were $13.6 million in 1995, compared to $8.5 million in 1994 and $1.4 million in 1993. The increase was primarily attributable to increased staffing and related expenses over the same periods and engineering charges, such as non-recurring engineering charges, project materials and consulting services, of $5.4 million in 1995 and $4.1 million in 1994.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses were $5.3 million in 1995, compared to $2.6 million in 1994 and $0.5 million in 1993. Selling, general and administrative expenses increased each year due to increased staffing and related expenses, participation in domestic and international trade shows, higher sales commissions associated with increased net revenues and advertising and public relations expenses.

    INTEREST INCOME (EXPENSE), NET

    Interest  income was $163,000, $104,000 and  $39,000 in 1995, 1994 and 1993,
respectively. The increase is primarily due to a corresponding increase in cash and investments over the same period, partially offset in 1995 by interest expense on a bank line of credit.

    INCOME TAX EXPENSE (BENEFIT)

    DiviCom recognized an income tax benefit in 1995 and no income tax provision or benefit in 1994 and 1993, as DiviCom was in a loss position through 1995.

    DiviCom expects to pay taxes at or above the statutory tax rate in the future due to permanent differences relating to the treatment of development funding. Due to these differences, DiviCom does not have any loss carryforwards.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 30, 1996

    NET REVENUES

    Net Revenues increased 71% to $22.5 million for the first six months of 1996 as compared to $13.2 million for the first six months of 1995 due to increased shipments of DiviCom's encoder products. For the six months ending June 30, 1996, Thomson/Tele-TV and Echostar accounted for 38% and 19% of net revenues, respectively.

    GROSS MARGIN

    Gross margin as a percentage of net revenues was 56% and 45% for the six months ending June 30, 1996 and June 30, 1995, respectively. The increase was due to increased sales without a corresponding increase in expenses and greater manufacturing efficiencies.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenses decreased to $6.8 million for the first six months of 1996 as compared to $7 million for the same period last year. The level of expenditures decreased slightly over these two periods despite increased staffing required to develop new products and enhance existing products, due to the inclusion in research and development costs in 1995 of certain costs related to the use of a number of MPEG 2 encoders in development, as well as costs of relocating to new development facilities.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses were $4.6 million in the first six months of 1996 compared to $2.1 million in the first six months of 1995. Selling, general and administrative expenses increased due to increased staffing and related expenses and higher sales commissions associated with increased net revenues and an increase in professional services fees.

    INTEREST INCOME (EXPENSE), NET

    Interest income increased to $149,000 for the first six months of 1996 compared to $48,000 for the first six months of 1995. The increase is primarily due to a corresponding increase in cash and investments over the same period.

    INCOME TAX EXPENSE (BENEFIT)

    DiviCom's effective tax rate for the first six months of 1996 was 46%. DiviCom's provision for taxes was higher than the statutory rate due to permanent differences relating to the treatment of development expenses. DiviCom expects to pay taxes at or above the statutory tax rate through 1996 due to permanent differences relating to the treatment of development funding.

LIQUIDITY AND CAPITAL RESOURCES

    Since its inception, DiviCom has financed its operations and met its capital expenditure requirements primarily from development funding from the SAGEM Entities and from the proceeds of private sales of equity securities. Through June 30, 1996, DiviCom had received $17.1 million from development funding and $12.1 million from the sale of equity securities. At June 30, 1996, DiviCom's current sources of liquidity included cash and cash equivalents of $10.8 million and a bank line of credit in the amount of $15 million. Working capital increased to $11.2 million at June 30, 1996 from $10.6 million at December 31, 1995 principally as a result of the first six months cash from operations, and second quarter cash drawn from the bank line of credit.

    DiviCom's operating activities used cash of $6.6 million in 1995, $6.1 million in 1994, and $1.3 million in 1993. The use of cash in 1995 was primarily from higher accounts receivable, deferred taxes and inventory, partially offset by an increase in deferred revenue, inventory reserves, and depreciation. The use of cash from operating activities in 1994 was due to the large net loss and increased inventory levels, partially offset by higher accounts payable and deferred revenue. DiviCom's operating activities used cash of $1.2 million in the first six months of 1996 primarily from increased accounts receivable and inventory partially offset by increased accounts payable and deferred revenue.

    DiviCom's investing activities used cash of $2.3 million in 1995, $2.4 million in 1994, and $0.9 million in 1993, primarily to purchase property and equipment. The use of cash in 1993 was principally due to investment in the development of its technology. DiviCom's investing activities used cash of $2.5 million in the first six months of 1996 primarily to purchase property and equipment. DiviCom's financing activities provided cash of $7.1 million primarily from bank line of credit and development funds from a stockholder.

    In February 1996, DiviCom increased its line of credit from $5 million to $15 million. The line will expire in February 1997, and currently bears interest at the lender's published prime rate plus 1%, which rate will be reduced to the prime rate upon DiviCom's obtaining $8 million in additional equity. Advances under the line of credit are limited to 80% of eligible accounts receivable and 50% of inventory. Under the line of credit, DiviCom is subject to various financial and other covenants. The line is collateralized by DiviCom accounts receivable and inventory. As of June 30, 1996 DiviCom had utilized $6 million of its line of credit for working capital purposes.

                             MANAGEMENT OF DIVICOM

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

    The following individuals are current executive officers of DiviCom or expected to serve as executive officers of C-Cube or the Surviving Corporation following the Merger. Their current positions at DiviCom and their ages as of May 31, 1996 are as follows:

        NAME          AGE                        POSITION
- --------------------  ---  -----------------------------------------------------
Nolan Daines          36   President, Chief Financial Officer, Chief Executive
                            Officer and Director
Nai-Ting Hsu          47   Vice President, Engineering
Brian Johnson         43   Vice President, Advanced Technology
Thomas Lookabaugh     34   Vice President, Marketing
Robert Natwick        53   Vice President, Sales

    NOLAN DAINES has been the President, Chief Executive Officer and a director of DiviCom since its inception in April 1993. Prior to founding DiviCom, Mr. Daines served for nearly two years as Executive Director of Engineering and System Architecture at Compression Labs, Inc., a company specializing in digital compressed video for broadcast and videoconferencing. Before joining Compression Labs, Inc., Mr. Daines co-founded Tidewater Associates where he spent ten years developing a wide range of computer products from workstations to local area networks.

    NAI-TING HSU joined DiviCom as its Vice President of Engineering in April 1995 and has served in that capacity since that date. Prior to joining DiviCom, Dr. Hsu served as Vice President of Engineering at MasPar, a manufacturer of massively parallel computers, for four years, and Director of Engineering, System Software Division at Silicon Graphics, Inc., a work station company for five years. Dr. Hsu received a Ph.D. and an M.S. in Computer Sciences from the University of Wisconsin at Madison in 1976 and 1972, respectively, and a B.S. in Electronic Engineering from the National Chiao Tung University, Taiwan, Republic of China.

    BRIAN JOHNSON joined DiviCom in May 1993 and now serves as its Vice President of Advanced Technology. In the seven years prior to joining DiviCom, Mr. Johnson managed development of an addressable cable TV settop converter at Magnavox CATV, and led the development of a high definition decoder and a compressed digital video system for cable and consumer applications at Philips' Laboratories in Briarcliff Manor. Prior to joining Philips, Mr. Johnson worked at General Electric for seven years where he led several engineering projects. Mr. Johnson holds an M.S. in Electrical Engineering from Syracuse University and a B.S. in Electrical Engineering from Renselear Polytechnic Institute.

    THOMAS LOOKABAUGH joined DiviCom as its Vice President of Research and Business Development in June 1993 and served in that capacity until becoming DiviCom's Vice President of Marketing in February 1996. Prior to joining DiviCom, Dr. Lookabaugh spent five years with Compression Labs, Inc., where he assumed project management responsibility on the development of an MPEG 1 decoder for video on demand, and was Executive Director of Research and New Business Technology. Dr. Lookabaugh received a Ph.D. in Electrical Engineering, an M.S. in Statistics, an M.S. in Engineering Management, and an M.S. in Electrical Engineering from Stanford University and a B.S. in Engineering Physics from the Colorado School of Mines.

    ROBERT NATWICK joined DiviCom in April 1994 and now serves as its Vice President of Sales. Prior to joining DiviCom, Mr. Natwick worked for six years as a member of the Grass Valley Group, a manufacturer of broadcast television production equipment, where he was Vice President of Sales, Americas. Prior to joining the Grass Valley Group, Mr. Natwick worked for nine years with Ampex Corporation, a maker of video tape recording equipment, and became its National Sales Manager. Mr. Natwick holds a B.A. in Political Science from Washington College in Chestertown, Maryland.

    There is no family relationship between any director or executive officer of DiviCom. The Board of Directors of C-Cube will determine the titles, if any, of the above-named officers in its sole discretion.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation received by the Chief Executive Officer of DiviCom and the next four most highly compensated executive officers of DiviCom (together, the "DiviCom Named
Executive Officers") for services rendered to DiviCom during the fiscal years ended December 31, 1995, 1994 and 1993:

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                                                            -------------
                                                   ANNUAL COMPENSATION       SECURITIES
                                               ---------------------------   UNDERLYING         ALL OTHER
   NAME AND PRINCIPAL POSITION        YEAR     SALARY ($)(1)   BONUS ($)     OPTIONS (#)   COMPENSATION ($)(2)
- ----------------------------------  ---------  ------------  -------------  -------------  --------------------
Nolan Daines                             1995      167,799       37,886          --                8,564(6)
 President, Chief Financial              1994      159,809      182,852(3)       986,842           4,590
 Officer, Chief Executive Officer        1993       98,077        --           2,400,000           2,610
 and Director

Nai-Ting Hsu                             1995       91,346       30,000          350,000           4,028(7)
 Vice President, Engineering             1994       --            --             --                 --
                                         1993       --            --             --                 --

Brian Johnson                            1995      111,824        3,000          --                6,133(8)
 Vice President, Advanced                1994      101,347       35,824(3)       411,184           4,851
 Technology                              1993       64,616       33,784        1,000,000           2,610

Thomas Lookabaugh                        1995      133,125        6,000          --                4,903(9)
 Vice President, Marketing               1994      118,423      102,315(3)       493,421           1,197
                                         1993       66,478       18,840        1,200,000             385

Robert Natwick                           1995      127,404       14,545(4)       --                4,871
 Vice President, Sales                   1994       84,135       22,121(5)       282,237           3,363
                                         1993       --            --             --                 --

- ------------------------
(1) Includes compensation that was accrued but deferred, if any, at the election of each DiviCom Named Executive Officer pursuant to DiviCom's 401(k) plan.

(2) Includes the employer-paid portion of group term life insurance premiums for coverage above $50,000 and either additional insurance coverage paid by DiviCom or a $1,000 cash payment made in lieu of such coverage if the individual waived such coverage.

(3) This bonus represents an amount paid to these individuals by DiviCom that was used to exercise a portion of their options.

(4) Includes $3,030 paid as a commission on sales.

(5) Includes $4,709 paid as a commission on sales.

(6) Includes $3,696 as a discretionary matching contribution to DiviCom's 401(k) plan.

(7) Includes $2,153 as a discretionary matching contribution to DiviCom's 401(k) plan.

(8) Includes $1,282 as a discretionary matching contribution to DiviCom's 401(k) plan.

(9) Includes $3,696 as a discretionary matching contribution to DiviCom's 401(k) plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning the grants of options to purchase DiviCom Common Stock to the DiviCom Named Executive Officers during the fiscal year ended December 31, 1995:

                                            INDIVIDUAL GRANTS                                  POTENTIAL REALIZABLE
                            --------------------------------------------------                   VALUE AT ASSUMED
                              NUMBER OF      PERCENTAGE OF                                       ANNUAL RATES OF
                              SECURITIES     TOTAL OPTIONS                                   STOCK PRICE APPRECIATION
                              UNDERLYING      GRANTED TO                                       FOR OPTION TERM (2)
                               OPTIONS       EMPLOYEES IN    EXERCISE OR BASE   EXPIRATION   ------------------------
NAME                        GRANTED (#)(1)  GRANTED (#)(1)         PRICE           DATE        5% ($)       10% ($)
- --------------------------  --------------  ---------------  -----------------  -----------  -----------  -----------
Nolan Daines..............        --              --                --              --           --           --
Nai-Ting Hsu..............       350,000            13.4%        $    0.10         4/10/05        22,011       55,781
Brian Johnson.............        --              --                --              --           --           --
Thomas Lookabaugh.........        --              --                --              --           --           --
Robert Natwick............        --              --                --              --           --           --

- ------------------------
(1) These options vest over a period of four years with one quarter of the original grant vesting after one year and 1/48th of the original grant vesting each month thereafter for the next three years. The total number of options granted to all employees during the fiscal year ended December 31, 1995 was 2,612,438.

(2) The potential realizable value is based on the term of the option at its time of grant. The value is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and the underlying shares are sold on the last day of its term for such appreciated stock price. The assumed 5% and 10% rates of annual compounded stock appreciation over the full ten-year term of the options are mandated by the rules of the Commission and do not represent DiviCom's estimate or projection of future Common Stock prices. Using this specified method, no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information with respect to the exercise of stock options by the DiviCom Named Executive Officers during the fiscal year ended December 31, 1995 and the number and value of securities underlying unexercised options held by the DiviCom Named Executive Officers at December 31, 1995:

                                                                  NUMBER OF SECURITIES
                                                                       UNDERLYING         VALUE OF UNEXERCISED
                                                                       UNEXERCISED            IN-THE-MONEY
                                        SHARES                         OPTIONS AT              OPTIONS AT
                                      ACQUIRED ON      VALUE       FISCAL YEAR-END (#)   FISCAL YEAR-END ($)(1)
NAME                                  EXERCISE (#) REALIZED ($)    VESTED/UNVESTED (2)    VESTED/UNVESTED (2)
- ------------------------------------  -----------  -------------  ---------------------  ----------------------
Nolan Daines........................      --            --                  0/0                     0/0
Nai-Ting Hsu........................     150,000(3)       45,000            0/200,000               0/60,000
Brian Johnson.......................      --            --            443,935/261,657         164,815/97,142
Thomas Lookabaugh...................      --            --                  0/0                     0/0
Robert Natwick......................      --            --            117,599/164,638          41,160/57,623

- ------------------------
(1) The value of unexercised in-the-money options is the fair market value of DiviCom's Common Stock at December 31, 1995 less the exercise price of the options, multiplied by the number of shares underlying such options.

(2) At December 31, 1995, stock options granted to employees could be exercised prior to vesting in exchange for shares of Common Stock subject to repurchase at original cost by DiviCom until vested under the same schedule of terms and restrictions imposed on the original option grants.

(3) All 150,000 shares received are restricted and subject to the repurchase at original cost by DiviCom as the options were not yet vested as of the end of the year.

CERTAIN TRANSACTIONS OF DIVICOM

    Other than the compensation arrangements set forth above, DiviCom has entered into the following affiliate transactions:

    Nolan Daines has an employment agreement with DiviCom, dated as of April 20, 1993, which provides, among other things, that he is entitled to one year's salary if terminated without cause prior to the expiration of such agreement on April 20, 1998. This agreement will be terminated at the Effective Time.

    Thomas Lookabaugh has an employment agreement with DiviCom that provides, among other things, that if he is terminated for other than cause by DiviCom prior to June 30, 1996, DiviCom shall pay Dr. Lookabaugh three months of base salary.

    DiviCom has forgiven the non-interest bearing obligation of Nolan Daines and Thomas Lookabaugh to repay $73,342.10 and $48,671.05, respectively, that would otherwise be due from them under certain Executive Compensation Agreements.

    The SAGEM Entities have entered into a number of Agreements with DiviCom, all of which will be superseded by the Transition Agreement. See "Approval of the Merger -- Transition Agreement."

    Certain DiviCom employees, including each of the DiviCom Named Executive Officers, hold restricted stock and/or have been granted options that vest in installments based upon the achievement of specified milestones to the satisfaction of the SAGEM Entities. The Transition Agreement provides that all such milestones have been met and that all such option shares and restricted stock are fully vested. In addition, the Transition Agreement provides that any repurchase rights any party thereto may have or control with respect to certain shares of DiviCom Common Stock held by Nolan Daines are terminated.

                              DIVICOM STOCKHOLDERS


    The following sets forth certain information as to the number of shares of DiviCom Common Stock and DiviCom Preferred Stock beneficially owned at July 31, 1996 and the number of shares of C-Cube Common Stock to be beneficially owned immediately upon consummation of the Merger by (i) each person who is known to DiviCom to beneficially own 5% or more of the outstanding shares of any class of DiviCom Capital Stock, (ii) each director of DiviCom, (iii) each DiviCom Named Executive Officer and (iv) all directors and executive officers of DiviCom as a group. Except pursuant to applicable community property laws or as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares indicated as being beneficially owned by them.



                                DIVICOM               DIVICOM         TOTAL SHARES
                              COMMON STOCK        PREFERRED STOCK      OF DIVICOM    PERCENT OF
                           ------------------   -------------------     CAPITAL         ALL
                                      PERCENT               PERCENT      STOCK        DIVICOM
   NAME AND ADDRESS OF     NUMBER OF    OF      NUMBER OF     OF      BENEFICIALLY    CAPITAL
    BENEFICIAL HOLDER       SHARES     CLASS      SHARES     CLASS       OWNED         STOCK
- -------------------------  ---------  -------   ----------  -------   ------------   ----------
SAGEM Entities (1)(4)      2,375,493   21.60%   20,723,855   97.35%    23,099,348      71.54%
Nolan Daines (2)(5)        1,877,895   17.07%       --        --        1,877,895       5.82%
C-Cube Microsystems Inc.
 (3)(6)                    1,372,000   12.47%      564,145    2.65%     1,936,145       6.00%
Thomas Lookabaugh (2)(7)   1,128,948   10.26%       --        --        1,128,948       3.50%
Brian Johnson (2)(8)       1,049,822    9.54%       --        --        1,049,822       3.25%
Michael Perkins (2)(9)       958,430    8.71%       --        --          958,430       2.96%
Nai-Ting Hsu (2)(10)         350,000    3.18%       --        --          350,000       1.08%
Robert Natwick (2)           141,119    1.27%       --        --          141,119       *
Patrice Fallevoz (1)(11)      --        --          --        --          --           --
Francis Galliard (1)(11)      --        --          --        --          --           --
Michel Toussan (1)(11)        --        --          --        --          --           --
Gabriel Matter (1)(11)        --        --          --        --          --           --
All directors and
 executive officers of
 DiviCom as a group (nine
 persons)                  4,547,784   41.32%       --        --        4,547,784      13.65%


- ------------------------------
 * Less than 1%.


 (1) Mailing address: c/o SAGEM S.A.; 6, Avenue d'Iena; 75783 Paris; Cedex 16, France.



 (2)   Mailing  address:  DiviCom  Inc.,   1708  McCarthy  Boulevard,  Milpitas,
    California 93035.



 (3) Mailing address: C-Cube Microsystems Inc., 1778 McCarthy Boulevard, Milpitas, California 93035.



 (4) All 2,375,493 shares of Common Stock are held by SAGEM International. Of the 20,723,855 shares of Preferred Stock, 7,037,131 shares are held by SAGEM International, 7,864,356 are held by SAGEM S.A., 2,822,368 shares are held by Tregor Electronique S.A. and 3,000,000 shares are held by Iena International. Each of these companies is a member of the affiliated group of SAGEM Entities.



 (5) Includes 62,500 shares held by the children of Nolan Daines.



 (6) Of the 1,372,000 shares of Common Stock, 1,172,000 shares are held by C-Cube, 100,000 shares are held by Dr. Didier LeGall, the Chief Technical Officer and Vice President, Research and Development, of C-Cube, and 100,000 shares are held by Dr. Alexandre Balkanski, the President, CEO and member of C-Cube's board of directors. In addition, Poitevin Investments Limited, nominee for the Scali Family Settlement Trust, owns 350,000 shares of Common Stock and is controlled by Dr. Balkanski's mother. Dr. Balkanski disclaims all control and beneficial ownership of such shares.



 (7) Includes 52,919 unvested shares of Common Stock subject to repurchase at original cost by DiviCom.



 (8) Includes 698,739 shares represented by options that vest within 60 days.



 (9) Includes 173,458 shares represented by options that vest within 60 days.



(10) Includes 226,042 unvested shares of Common Stock subject to repurchase at original cost by DiviCom.



(11) Messrs. Fallevoz, Galliard, Matter and Toussan are each members of the board of directors of DiviCom and employees of the SAGEM Entities. Each disclaims any ownership in shares held by SAGEM International or its affiliates.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF C-CUBE CAPITAL STOCK

    The authorized capital stock of C-Cube consists of 150,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value.

    COMMON STOCK. As of May 31, 1996, there were approximately 33,086,488 shares of C-Cube Common Stock outstanding and held of record by approximately 622 stockholders. C-Cube Common Stock is listed on Nasdaq under the symbol "CUBE". Holders of C-Cube Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders do not have a right to take action by written consent nor may they cumulate votes in connection with the election of Directors. Special meetings of stockholders may be called only by a majority of the Board of Directors or by holders of not less than ten percent of the shares entitled to cast votes at such special meeting. Any amendment by the stockholders of the Bylaws of C-Cube and the amendment by the stockholders of various provisions of the Restated Certificate of Incorporation, including the provisions concerning stockholder voting and stockholder written consents, requires the affirmative vote of the holders of two-thirds of the outstanding capital stock of C-Cube voting together as a single class in addition to any other vote required by law or by the Certificate of Incorporation of C-Cube. The holders of C-Cube Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of C-Cube, the holders of C-Cube Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The C-Cube Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the C-Cube Common Stock. All outstanding shares of C-Cube Common Stock are fully paid and non-assessable, and the shares of C-Cube Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

    PREFERRED STOCK. C-Cube has 5,000,000 shares of Preferred Stock authorized, none of which are outstanding. The Board of Directors has the authority to issue the shares of Preferred Stock in one or more series, to determine, alter or eliminate any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, to fix the number of shares constituting any series and the designations of such series and to provide for the rights and terms of redemption or conversion of the shares of any such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of C-Cube Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of C-Cube.

    TRANSFER AGENT AND  REGISTRAR.   The Transfer  Agent and  Registrar for  the
C-Cube Common Stock is Boston Equiserve, L.P., Investor Relations, P.O. 644, Boston, MA 02102.

DESCRIPTION OF DIVICOM CAPITAL STOCK

    The authorized capital stock of DiviCom consists of 35,950,000 shares of Common Stock, $0.001 par value, and 21,288,000 shares of Preferred Stock, $0.001 par value, 15,788,000 shares of which are designated as Series A Preferred and 5,500,000 shares of which are designated Series B Preferred.


    COMMON STOCK. As of the DiviCom Record Date, there were 10,999,791 shares of DiviCom Common Stock outstanding and held of record by approximately 131 stockholders. Holders of DiviCom Common Stock have no right to convert DiviCom Common Stock into any other securities. All outstanding shares of DiviCom Common Stock are validly issued, fully paid and nonassessable.



    PREFERRED STOCK. As of the DiviCom Record Date, there were issued and outstanding 15,788,000 shares of Series A Preferred and 5,500,000 shares of Series B Preferred held of record by 5 stockholders. The principal rights, privileges and preferences of the issued and outstanding shares of DiviCom Preferred Shares are as set forth below.

    DIVIDENDS. No dividends may be paid on any shares of DiviCom's Common Stock unless a dividend is paid with respect to all outstanding shares of DiviCom's Preferred Stock in an amount for each share of DiviCom's Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of DiviCom's Common Stock into which each such share of DiviCom's Preferred Stock could then be converted.

    LIQUIDATION. In the event of any liquidation, dissolution or winding up of DiviCom (which, as defined in DiviCom's Certificate of Incorporation, would include the Merger) holders of the Series A Preferred and Series B Preferred are entitled to receive, prior and in preference to any distribution of any assets of DiviCom to the holders of DiviCom Common Stock, $0.40 and $1.00 per share, respectively. After the holders of the DiviCom Preferred Stock have received the full amount of their liquidation preferences, the holders of the DiviCom Common Stock and the DiviCom Preferred Stock are entitled to receive all remaining assets of DiviCom available for distribution on a pro rata basis as if all shares of the DiviCom Preferred Stock were converted into shares of DiviCom Common Stock. If the Certificate Amendment is approved, the Merger will not be treated as a liquidation and the holders of Preferred Stock will not be entitled to a liquidation preference in the Merger.

    CONVERSION. Each share of Series A Preferred and Series B Preferred is presently convertible into one share of DiviCom Common Stock subject to certain anti-dilution adjustment provisions.

    CERTAIN PROTECTIVE PROVISIONS. So long as any shares of DiviCom Preferred Stock remain outstanding, approval of the holders of at least two-thirds of such shares is required to amend the DiviCom Certificate of Incorporation, issue Common Stock if the number of remaining unissued shares is less than the number of shares Common Stock into which the Preferred Stock could then be converted, effect the reclassification, recapitalization or other change of any stock or effect the sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the DiviCom including any consolidation or merger involving DiviCom (which, as defined in DiviCom's Certificate of Incorporation, would include the Merger.) In addition, the holders of shares of Series A Preferred have rights to purchase certain DiviCom product technology for $1 and all other assets at fair market value upon an election to dissolve DiviCom. If the Certificate Amendment is approved, the rights of the holders of Series A Preferred to purchase such assets on dissolution shall be deleted.

    PREEMPTIVE RIGHTS. Each stockholder who owns shares representing more than five percent of the outstanding shares of DiviCom possesses a right of first refusal to purchase a pro rata share of any issuance of new securities (as such term is defined in DiviCom's Certificate of Incorporation) offered for sale by DiviCom. For purposes of determining a stockholder's percentage of ownership and pro rata share, the number of shares of DiviCom Common Stock to be used in the calculation assumes the full conversion of all Preferred Stock and the exercise of all options. If the Certificate Amendment is approved, the preemptive rights provision shall be deleted.

    VOTING RIGHTS. Subject to the protective provisions described above, and except as otherwise required by law, the holders of the Series A Preferred, Series B Preferred and DiviCom Common Stock are entitled to notice of any stockholders' meeting and to vote together as one class upon any matter submitted to the stockholders for a vote on the following basis:

        (a)    COMMON VOTE.    Each share  of  DiviCom Common  Stock  issued and
    outstanding has one vote.

        (b) PREFERRED VOTE. Each share of Series A Preferred and Series B Preferred issued and outstanding has that number of votes equal to the number of shares of DiviCom Common Stock into which such DiviCom Preferred Stock could be converted rounded to the nearest whole share.

    Notwithstanding the normal voting provisions described above, each DiviCom stockholder may cumulate such holder's votes at all elections of directors. The total number of votes in the election of directors to which each stockholder is entitled is the number of shares of DiviCom Common Stock held by such stockholder, including the conversion of all Preferred Shares, multiplied by the number of directors to be elected. Each stockholder may cast all such votes for a single director or may distribute them among any number of the directors to be elected in any manner that such stockholder sees fit.

                   COMPARISON OF RIGHTS OF HOLDERS OF C-CUBE
               COMMON STOCK AND HOLDERS OF DIVICOM CAPITAL STOCK

    Upon consummation of the Merger, the holders of shares of DiviCom Capital Stock will receive cash and shares of C-Cube Common Stock in exchange for their shares of DiviCom Capital Stock. As of the Effective Time, holders of DiviCom Capital Stock will no longer be entitled to certain rights and privileges previously provided for in DiviCom's Certificate of Incorporation. Such rights include the preemptive right granted to all DiviCom stockholders holding more than five percent of DiviCom's Capital Stock to purchase a pro rata share of any issuance of new securities and the right of all stockholders to cumulative voting in the election of directors. Such rights also include those separately granted to the holders of DiviCom's Preferred Stock including (i) a liquidation preference in the amounts described above, (ii) a protection provision ensuring dividends of at least an equal amount paid to any holders of DiviCom Common Stock as described above, (iii) certain anti-dilution adjustments upon dilutive issuances of DiviCom Capital Stock, and (iv) a right to vote as a separate class requiring an approval of at least two-thirds of such share concerning certain corporate transactions including the Merger. Under Delaware law, dissenters' rights will be available to stockholders of DiviCom with respect to the Merger. See "Approval of the Merger and Related Transactions -- Appraisal and Dissenters' Rights."

    In addition, certain other rights and privileges of DiviCom stockholders will also change as a result of the Merger. Upon completion of the Merger, each former DiviCom stockholder will have a substantially smaller percentage ownership of C-Cube than such stockholder's current percentage ownership of DiviCom. Accordingly, former DiviCom stockholders will have a significantly smaller voting influence on a percentage basis over the affairs of C-Cube than currently enjoyed over the affairs of DiviCom.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule of C-Cube Microsystems Inc. in this Prospectus/Proxy Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The balance sheets of DiviCom as of December 31, 1994 and 1995 and statements of operations, stockholders' equity and cashflows for the years ended December 31, 1994 and 1995 and the nine month period ended December 31, 1993 included in this Prospectus/Proxy Statement, have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accoutants, given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the C-Cube Common Stock issuable pursuant to the Merger will be passed on by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Fenwick & West LLP, Palo Alto, California, is acting as counsel for DiviCom in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            C-CUBE MICROSYSTEMS INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report............................................   F-2
  Consolidated Balance Sheets at December 31, 1995 and 1994...............   F-3
  Consolidated Statements of Operations for the years ended December 31,
   1995, 1994 and 1993....................................................   F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1995, 1994 and 1993.......................................   F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995, 1994 and 1993....................................................   F-6
  Notes to Consolidated Financial Statements..............................   F-7
  Independent Auditors Reports............................................  F-18
  Valuation and Qualifying Accounts and Reserves..........................  F-19
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheets,
   June 30, 1996 and December 31, 1995....................................  F-20
  Condensed Consolidated Statements of Operations for the
   Six Months and the Quarters ended June 30, 1996 and 1995...............  F-21
  Condensed Consolidated Statements of Cash Flows for the
   Six Months ended June, 1996 and 1995...................................  F-22
  Notes to Unaudited Condensed Consolidated Financial Statements..........  F-23

                                  DIVICOM INC.

FINANCIAL STATEMENTS:
  Report of Independent Accountants.......................................  F-24
  Balance Sheets, December 31, 1994 and 1995..............................  F-25
  Statements of Operations for the Nine Month Period Ended December 31,
   1993 and the Years Ended December 31, 1994 and 1995....................  F-26
  Statements of Stockholders' Equity for the Nine Month Period Ended
   December 31, 1993 and the Years Ended December 31, 1994 and 1995.......  F-27
  Statements of Cash Flows for the Nine Month Period Ended December 31,
   1993 and the Years Ended December 31, 1994 and 1995....................  F-28
  Notes to Financial Statements...........................................  F-29

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheet, June 30, 1996.....................  F-37
  Condensed Consolidated Statements of Operations for the Six Month and
   Three Month Periods Ended June 30, 1995 and 1996.......................  F-38
  Condensed Consolidated Statements of Cash Flows for the Six Month
   Periods Ended June 30, 1995 and 1996...................................  F-39
  Notes to Condensed Consolidated Financial Statements....................  F-40

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

    We have audited the accompanying consolidated balance sheets of C-Cube Microsystems Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of C-Cube Microsystems Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
January 17, 1996

                            C-CUBE MICROSYSTEMS INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                     ASSETS

                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1995          1994
                                                                                       ------------  ------------
Current assets:
  Cash and equivalents...............................................................   $  133,414    $   13,674
  Short-term investments.............................................................       10,675        30,159
  Receivables, net of allowance: 1995 -- $2,787, 1994 -- $1,291......................       24,421        10,755
  Inventories........................................................................       11,871         4,547
  Deferred taxes and other current assets............................................        5,882         1,909
                                                                                       ------------  ------------
    Total current assets.............................................................      186,263        61,044
  Property and equipment -- net......................................................        7,222         4,104
  Distribution rights -- net.........................................................        1,977         2,141
  Purchased technology -- net........................................................        3,095            --
  Other assets.......................................................................        4,969           573
                                                                                       ------------  ------------
    Total............................................................................   $  203,526    $   67,862
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable to banks.............................................................   $    1,934    $    5,422
  Accounts payable...................................................................       10,704         3,303
  Accrued compensation and benefits..................................................        4,253           495
  Other accrued liabilities..........................................................        3,987         1,562
  Income taxes payable...............................................................        5,649            25
  Current portion of long-term obligations...........................................        1,159         1,486
                                                                                       ------------  ------------
    Total current liabilities........................................................       27,686        12,293
  Long-term obligations..............................................................       88,010         2,081
                                                                                       ------------  ------------
    Total liabilities................................................................      115,696        14,374
                                                                                       ------------  ------------
Minority interest in subsidiary......................................................          295        --
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000 shares authorized.........................       --            --
  Common stock, $0.001 par value, 50,000 shares authorized; shares outstanding: 1995
   -- 32,363, 1994 -- 30,792.........................................................       87,124        78,482
  Deferred stock compensation........................................................         (635)       (1,065)
  Notes receivable from stockholders.................................................         (459)         (506)
  Accumulated translation adjustments................................................         (860)         (826)
  Unrealized loss on investments.....................................................          (14)          (81)
  Retained earnings (deficit)........................................................        2,379       (22,516)
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................       87,535        53,488
                                                                                       ------------  ------------
    Total............................................................................   $  203,526    $   67,862
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                   1995        1994       1993
                                                                                -----------  ---------  ---------
Net revenues:
  Product.....................................................................  $   123,190  $  42,026  $  20,411
  Development contracts.......................................................        1,412      2,993      3,328
                                                                                -----------  ---------  ---------
    Total.....................................................................      124,602     45,019     23,739
                                                                                -----------  ---------  ---------
Costs and expenses:
  Cost of product revenues....................................................       59,253     19,574      8,304
  Research and development....................................................       14,342      9,774      7,372
  Selling, general and administrative.........................................       19,227     11,283      8,217
  Purchased in-process technology.............................................        3,800     --         --
                                                                                -----------  ---------  ---------
    Total.....................................................................       96,622     40,631     23,893
                                                                                -----------  ---------  ---------
Income (loss) from operations.................................................       27,980      4,388       (154)
Other income (expense):
  Interest income and other...................................................        3,637      1,643        294
  Interest expense and other..................................................       (1,578)      (954)      (551)
                                                                                -----------  ---------  ---------
    Total.....................................................................        2,059        689       (257)
                                                                                -----------  ---------  ---------
Income (loss) before income taxes and minority interest.......................       30,039      5,077       (411)
Income tax expense............................................................        4,933         69         71
                                                                                -----------  ---------  ---------
Income (loss) before minority interest........................................       25,106      5,008       (482)
Minority interest in net income of subsidiary.................................          211     --         --
                                                                                -----------  ---------  ---------
Net income (loss).............................................................  $    24,895  $   5,008  $    (482)
                                                                                -----------  ---------  ---------
                                                                                -----------  ---------  ---------
Net income (loss) per share...................................................  $      0.72  $    0.16  $   (0.02)
                                                                                -----------  ---------  ---------
                                                                                -----------  ---------  ---------
Shares used in computation....................................................       34,651     31,764     25,406
                                                                                -----------  ---------  ---------
                                                                                -----------  ---------  ---------

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                  CONVERTIBLE PREFERRED
                                          STOCK               COMMON STOCK        DEFERRED          NOTES         ACCUMULATED
                                  ----------------------  --------------------      STOCK      RECEIVABLE FROM    TRANSLATION
                                    SHARES      AMOUNT     SHARES     AMOUNT    COMPENSATION    STOCKHOLDERS      ADJUSTMENTS
                                  -----------  ---------  ---------  ---------  -------------  ---------------  ---------------
BALANCES, JANUARY 1, 1993.......       7,494   $  37,064      5,746  $     950    $      --       $    (179)       $      --
Common stock issued under stock
 plans..........................                              2,730        813                         (595)
Deferred stock compensation.....                                           980         (980)
Amortization of deferred stock
 compensation...................                                                         87
Collection of notes receivable
 from stockholders..............                                                                        160
Accumulated translation
 adjustments....................                                                                                        (331)
Net loss........................
                                  -----------  ---------  ---------  ---------  -------------        ------           ------
BALANCES, DECEMBER 31, 1993.....       7,494      37,064      8,476      2,743         (893)           (614)            (331)
Common stock issued under stock
 plans..........................                              1,808        863
Conversion of convertible
 preferred stock into common
 stock..........................      (7,494)    (37,064)    14,988     37,064
Sale of common stock net of
 issuance costs of $1,111.......                              5,520     37,391
Deferred stock compensation.....                                           421         (615)
Amortization of deferred stock
 compensation...................                                                        443
Collection of notes receivable
 from stockholders..............                                                                        108
Accumulated translation
 adjustments....................                                                                                        (495)
Unrealized loss on
 investments....................
Net income......................
                                  -----------  ---------  ---------  ---------  -------------        ------           ------
BALANCES, DECEMBER 31, 1994.....      --          --         30,792     78,482       (1,065)           (506)            (826)
Common stock issued under stock
 plans..........................                              1,571      1,967
Tax benefit from employee stock
 transactions...................                                         5,907
Amortization of deferred stock
 compensation...................                                                        430
Collection of notes receivable
 from stockholders..............                                                                         47
Accumulated translation
 adjustments....................                                                                                         (34)
Unrealized loss on
 investments....................
Capital activity of
 subsidiary.....................                                           768
Net income......................
                                  -----------  ---------  ---------  ---------  -------------        ------           ------
BALANCES, DECEMBER 31, 1995.....      --       $  --         32,363  $  87,124    $    (635)      $    (459)       $    (860)
                                  -----------  ---------  ---------  ---------  -------------        ------           ------
                                  -----------  ---------  ---------  ---------  -------------        ------           ------


                                  UNREALIZED    RETAINED        TOTAL
                                    LOSS ON     EARNINGS    STOCKHOLDERS'
                                  INVESTMENTS   (DEFICIT)      EQUITY
                                  -----------  -----------  -------------
BALANCES, JANUARY 1, 1993.......   $      --    $ (27,042)    $  10,793
Common stock issued under stock
 plans..........................                                    218
Deferred stock compensation.....                                 --
Amortization of deferred stock
 compensation...................                                     87
Collection of notes receivable
 from stockholders..............                                    160
Accumulated translation
 adjustments....................                                   (331)
Net loss........................                     (482)         (482)
                                  -----------  -----------  -------------
BALANCES, DECEMBER 31, 1993.....      --          (27,524)       10,445
Common stock issued under stock
 plans..........................                                    863
Conversion of convertible
 preferred stock into common
 stock..........................                                 --
Sale of common stock net of
 issuance costs of $1,111.......                                 37,391
Deferred stock compensation.....                                   (194)
Amortization of deferred stock
 compensation...................                                    443
Collection of notes receivable
 from stockholders..............                                    108
Accumulated translation
 adjustments....................                                   (495)
Unrealized loss on
 investments....................         (81)                       (81)
Net income......................                    5,008         5,008
                                  -----------  -----------  -------------
BALANCES, DECEMBER 31, 1994.....         (81)     (22,516)       53,488
Common stock issued under stock
 plans..........................                                  1,967
Tax benefit from employee stock
 transactions...................                                  5,907
Amortization of deferred stock
 compensation...................                                    430
Collection of notes receivable
 from stockholders..............                                     47
Accumulated translation
 adjustments....................                                    (34)
Unrealized loss on
 investments....................          67                         67
Capital activity of
 subsidiary.....................                                    768
Net income......................                   24,895        24,895
                                  -----------  -----------  -------------
BALANCES, DECEMBER 31, 1995.....   $     (14)   $   2,379     $  87,535
                                  -----------  -----------  -------------
                                  -----------  -----------  -------------

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995         1994       1993
                                                                               -----------  ----------  ---------
Cash flows from operating activities:
  Net income (loss)..........................................................  $    24,895  $    5,008  $    (482)
  Adjustments to reconcile net income (loss) to net cash provided by (used
   in) operating activities:
    Equity in net loss and write-off of joint ventures and investments.......      --              200     --
    Minority interest in subsidiary..........................................          295      --         --
    Depreciation and amortization............................................        3,073       2,079      1,539
    Purchased in-process technology..........................................        3,800      --         --
    Changes in assets and liabilities:
      Receivables............................................................      (13,627)     (4,539)      (128)
      Inventories............................................................       (7,138)     (1,602)    (1,318)
      Deferred taxes and other assets........................................       (3,658)     (1,342)      (280)
      Accounts payable.......................................................        7,312         504        745
      Accrued liabilities....................................................       15,707          88     (1,006)
                                                                               -----------  ----------  ---------
  Net cash provided by (used in) operating activities........................       30,659         396       (930)
                                                                               -----------  ----------  ---------
Cash flows from investing activities:
  Maturities of short-term investments.......................................       49,700      18,914     --
  Purchases of short-term investments........................................      (29,758)    (44,860)    (3,998)
  Capital expenditures.......................................................       (5,389)     (1,493)    (1,471)
  Acquisition of business....................................................       (4,818)     --         --
  Other assets...............................................................       (2,074)       (558)       683
                                                                               -----------  ----------  ---------
  Net cash provided by (used in) investing activities........................        7,661     (27,997)    (4,786)
                                                                               -----------  ----------  ---------
Cash flows from financing activities:
  Bank term loan borrowings (repayments) -- net..............................         (694)       (306)     1,000
  Notes payable to banks -- net..............................................       (3,596)         98       (425)
  Repayments of capital lease obligations....................................       (1,078)     (1,444)    (1,595)
  Issuance of convertible subordinated notes.................................       83,662      --         --
  Sale of common stock, net of notes receivable..............................        2,735      38,254        218
  Collection of stockholder notes receivable.................................           47         108        160
                                                                               -----------  ----------  ---------
  Net cash provided by (used in) financing activities........................       81,076      36,710       (642)
                                                                               -----------  ----------  ---------
Exchange rate impact on cash and equivalents.................................          344         (45)        61
                                                                               -----------  ----------  ---------
Net increase (decrease) in cash and equivalents..............................      119,740       9,064     (6,297)
Cash and equivalents, beginning of period....................................       13,674       4,610     10,907
                                                                               -----------  ----------  ---------
Cash and equivalents, end of period..........................................  $   133,414  $   13,674  $   4,610
                                                                               -----------  ----------  ---------
                                                                               -----------  ----------  ---------
Supplemental schedule of noncash investing and financing activities:
  Computer and office equipment acquired under capital lease arrangements....  $   --       $      994  $     952
  Notes receivable for issuance of common stock..............................      --           --            595
  Deferred stock compensation................................................      --              615        980
  Unrealized loss on investments.............................................          (67)         81     --
Supplemental disclosure of cash flow information --
  Cash paid during the period for:
    Interest.................................................................  $       519  $      571  $     551
    Income taxes.............................................................          133          69         71

                See notes to consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    C-Cube Microsystems Inc. (the "Company") was founded in July 1988. The Company is a leading provider of powerful, highly integrated standards-based digital video compression solutions. The Company's innovative encoder, decoder and codec products enable high-quality full-motion video and still images to be cost-effectively provided by a broad range of end user systems.

CONSOLIDATION

    The consolidated financial statements include the Company, its wholly owned subsidiaries and Kubota C-Cube, Inc. (a 65% owned Japanese subsidiary) after elimination of intercompany accounts and transactions.

CASH AND EQUIVALENTS AND SHORT-TERM INVESTMENTS

    All highly liquid debt instruments purchased with an original maturity of three months or less are classified as cash equivalents.

    Management determines the classification of debt and equity securities at the time of purchase and reevaluates the classification at each balance sheet date. Debt securities are classified as available-for-sale when the Company generally has the ability and intent to hold such securities to maturity, but, in certain circumstances, may potentially dispose of such securities prior to their maturity. Securities available-for-sale are reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. All available-for-sale securities mature within 12 months and are classified as current assets.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three years. Equipment under capital lease and leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term, generally three years. The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" effective January 1, 1995. The adoption of this statement had no effect on the Company's financial condition or results of operations.

INVESTMENTS IN COMPANIES

    Investments in 20% to 50% owned companies are accounted for using the equity method. Investments in less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. Such investments are included in other assets.

REVENUE RECOGNITION

    The Company records product sales to customers and distributors at the time of shipment. Certain of the Company's agreements with its distributors permit limited stock rotation and provide for price protection. Allowances for returns and adjustments are provided at the time sales are recorded and for price protection when the Company reduces its published list prices.

    Revenue from product development agreements is recognized using the percentage of completion method. Estimates are reviewed and revised periodically throughout the lives of the contracts. Any revisions are recorded in the accounting period in which the revisions are made.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RESEARCH AND DEVELOPMENT

    Research and development expenses include costs and expenses associated with the development of the Company's design methodology and the design and development of new products, including initial nonrecurring engineering and product verification charges from foundries. Research and development is expensed as incurred.

INCOME TAXES

    The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, which requires an asset and liability approach to account for income taxes and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses as of the dates and for the periods presented. Significant estimates include the allowance for doubtful accounts, provisions for stock rotation, price protection and warranty as well as realization of intangible assets. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments include cash equivalents, short-term investments and convertible subordinated notes. Cash equivalents and short-term investments are stated at fair value based on quoted market prices. Fair value of convertible subordinated notes is estimated by obtaining quoted market prices adjusted through interpolation where necessary for maturity differences.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. By policy, the Company places its investments only with financial institutions meeting its credit guidelines and, other than U.S. Government Treasury instruments, limits the amounts invested in any one institution or in any type of instrument. Almost all of the Company's trade accounts receivable are derived from sales to manufacturers in the consumer electronics, computer and communications markets. The Company performs ongoing credit evaluations of its customers' financial condition and manages its exposure to losses from bad debts by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

PRODUCT AND GEOGRAPHIC RISKS

    Beginning in the second quarter of 1995, sales of the Company's CL480 have represented an increasingly significant percentage of the Company's total net revenues. The Company expects that revenues from its CL480 will account for a significant portion of its product revenues in 1996. Declines in demand for this product, whether as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's business and results of operations.

    The Asian consumer electronics market comprises a substantial market for products utilizing the Company's CL480, such as Video CD players. As a consequence, any political, economic or other instability in the region could significantly reduce demand for products from certain of the Company's major customers.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FOREIGN CURRENCY TRANSLATION

    The functional currency of Kubota C-Cube is the Japanese yen. Accordingly all assets and liabilities of Kubota C-Cube are translated at the current exchange rate at the end of the period and revenues and costs at average exchange rates in effect during the period. Gains and losses from translation are recorded directly into a separate component of stockholders' equity. Foreign currency transaction gains and losses were immaterial in 1995, 1994, and 1993.

AMORTIZATION OF DISTRIBUTION RIGHTS

    As a result of the Company increasing its ownership interest in KCC to 65% at December 31, 1992, an additional $1,236,000 equity in loss of joint venture was recorded to reflect the Company's additional losses attributable to its previously held 35% interest through December 31, 1992. The Company capitalized $2,471,000 as distribution rights and will amortize this intangible asset over its expected useful life of 15 years. Accumulated amortization was $494,000 and $330,000 at December 31, 1995 and 1994, respectively. The Company evaluates the recoverability of this asset based on estimated future undiscounted cash flows.

    During 1995, the Company and Kubota contributed additional equity to KCC and the Company recorded a $768,000 adjustment to paid-in capital to reflect subsidiary losses previously recognized.

RECENTLY ISSUED ACCOUNTING STANDARD

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Company beginning in 1996, and requires measurement of awards made beginning in 1995.

    The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the company had applied the new method of accounting. The Company intends to follow these disclosure requirements for its employee stock plans. As a result, adoption of the new standard will not impact the Company's results of operations.

NET INCOME (LOSS) PER SHARE

    Net income (loss) per share is based on the weighted average number of common and dilutive common equivalent shares (convertible preferred stock and common stock options) outstanding during 1995 and 1994. Pursuant to rules of the Securities and Exchange Commission Staff, all common shares issued and options to purchase shares of common stock granted by the Company at a price less than the initial public offering price during the twelve months preceding the offering date (using the treasury stock until shares are issued) have been included in the computation of common and common equivalent shares outstanding for periods prior to the April 1994 initial public offering.

NOTE 2.  ACQUISITIONS
    On November 17, 1995, the Company acquired all of the outstanding capital stock of Media Computer Technologies, Inc. ("MCT"), a fabless semiconductor company marketing video based products, for cash of $6.35 million, including $100,000 of acquisition costs. The Company withheld $1,125,000 of the purchase price which is included in long-term obligations as of December 31, 1995. Results of MCT since the acquisition have been included in the Company's results. The acquisition

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 2.  ACQUISITIONS (CONTINUED)
was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed as follows (in thousands):

Fair value of tangible assets acquired (including cash of $407)....  $   1,387
Purchased technology...............................................      1,700
In-process research and development................................      3,800
Goodwill...........................................................      1,576
Liabilities assumed (including deferred tax liabilities of
 $1,507)...........................................................     (2,113)
                                                                     ---------
Purchase consideration.............................................  $   6,350
                                                                     ---------
                                                                     ---------

    The purchased technology and goodwill are each being amortized over 5 years. The $3,800,000 allocated to in-process research and development was expensed at the time of the acquisition.

    The Company also entered into agreements with former employees of MCT providing for additional incentive payments of up to $1.125 million, payable over a 3 year period upon the achievement of performance milestones and contingent upon continued employment with the Company.

    The following unaudited pro forma information presents the consolidated results of operations as if the acquisition had occurred on January 1, 1994 excluding the write-off of in-process research and development and after giving effect to certain adjustments including amortization of identifiable intangible assets and goodwill, reduction in investment income for utilization of the Company's cash and investments to finance the acquisition, and related tax effects. The pro forma results have been prepared for information purposes only and do not purport to be indicative of what would have occurred had the acquisition occurred on January 1, 1994 or of results which may occur in the future.

    Pro forma information (unaudited, in thousands except per share amounts):

                                                                          1995        1994
                                                                       -----------  ---------
Net sales............................................................  $   130,720  $  47,822
Net income...........................................................       28,606      4,325
Net income per share.................................................  $      0.83  $    0.14

NOTE 3.  INVESTMENTS
    Investments include the following debt securities as of December 31, 1995 and 1994:

                                                                       UNREALIZED   UNREALIZED
                                                AMORTIZED    MARKET      HOLDING      HOLDING
                                                  COST        VALUE       GAINS       LOSSES
                                               -----------  ---------  -----------  -----------
                                                                (IN THOUSANDS)
Available-for-sale corporate debt securities:
  December 31, 1995..........................   $  10,689   $  10,675   $      11   $        25
                                               -----------  ---------  -----------  -----------
                                               -----------  ---------  -----------  -----------
  December 31, 1994..........................   $  30,240   $  30,159   $      99   $       180
                                               -----------  ---------  -----------  -----------
                                               -----------  ---------  -----------  -----------

    There were no gains or losses on the sale of investments in 1995 or 1994.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 4.  INVENTORIES
    Inventories consist of:

                                                                DECEMBER 31,
                                                            --------------------
                                                              1995       1994
                                                            ---------  ---------
                                                               (IN THOUSANDS)
Finished goods............................................  $   7,572  $     867
Work-in-process...........................................      1,667      1,170
Raw materials.............................................      2,632      2,510
                                                            ---------  ---------
    Total.................................................  $  11,871  $   4,547
                                                            ---------  ---------
                                                            ---------  ---------

NOTE 5.  PROPERTY AND EQUIPMENT
    Property and equipment consist of:

                                                              DECEMBER 31,
                                                          --------------------
                                                            1995       1994
                                                          ---------  ---------
                                                             (IN THOUSANDS)
Equipment under capital lease...........................  $   3,814  $   5,993
Machinery and equipment -- principally computers........     11,821      5,158
Furniture and fixtures..................................      1,417        424
Leasehold improvements..................................        512        412
                                                          ---------  ---------
    Total...............................................     17,564     11,987
Accumulated depreciation and amortization...............    (10,342)    (7,883)
                                                          ---------  ---------
Property and equipment -- net...........................  $   7,222  $   4,104
                                                          ---------  ---------
                                                          ---------  ---------

NOTE 6.  LINE OF CREDIT AND NOTES PAYABLE TO BANKS
    At December 31, 1995, the Company had an available bank line of credit of $8,500,000 which expires August 1, 1996. Borrowings bear interest at the bank's prime rate (8.5% at December 31, 1995). The line of credit required the Company to comply with certain financial covenants, and the Company was in compliance with all of the covenants at December 31, 1995. There were no borrowings under this line at December 31, 1995. In January 1996, the line of credit was increased to $20,000,000. This line is collateralized by the Company's receivables, inventory and fixed assets. The new agreement requires the Company, among other things, to maintain a tangible net worth, as defined and including convertible subordinated debt, of $152,534,000, 80% of its tangible consolidated assets within the U.S. parent company, quarterly net income (no more than one quarterly loss per fiscal year), a quick ratio of 1.75 to 1, and a maximum debt to tangible net worth (as defined) ratio of .75 to 1. In addition, the bank agreement prohibits the payment of cash dividends.

    Notes payable to banks of $1,934,000 ($5,422,000 at December 31, 1994) represent yen denominated borrowings of Y200,000,000 (Y540,000,000 at December 31, 1994) by the Company's Japanese subsidiary, Kubota C-Cube, with a weighted average interest rate of 3% at December 31, 1995. The notes expire on various dates through 1996; however, the minority shareholder in Kubota C-Cube, Kubota Corporation, agreed to continue to guarantee decreasing amounts during the following periods: up to Y450,000,000, Y250,000,000 and Y125,000,000 following the first, second and third anniversaries of the closing of the Company's initial public offering of common stock (April 28, 1994), respectively, with such guarantee expiring three years and six months after such closing. If Kubota Corporation is required to make a payment under the loan guarantee, and the Company has not reimbursed such payment by March 31, 1996, the Company will issue to Kubota Corporation a

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 6. LINE OF CREDIT AND NOTES PAYABLE TO BANKS (CONTINUED) warrant to purchase shares of the Company's common stock at $.70 per share. The number of shares of such warrant shall be for the amount of the guarantee payment in yen divided by 2,000, or a maximum of 450,000 shares at anytime on or after December 31, 1994.

NOTE 7.  LONG-TERM OBLIGATIONS
    Long-term obligations consist of the following:

                                                       DECEMBER 31,
                                                   --------------------
                                                     1995       1994
                                                   ---------  ---------
                                                      (IN THOUSANDS)
Convertible notes (see below)....................  $  86,250  $  --
Purchase consideration...........................      1,125     --
Capital lease obligations (see Note 8)...........      1,633      2,858
Other long-term obligations......................        161        709
                                                   ---------  ---------
                                                      89,169      3,567
Current portion..................................     (1,159)    (1,486)
                                                   ---------  ---------
Long-term portion................................  $  88,010  $   2,081
                                                   ---------  ---------
                                                   ---------  ---------

    In November 1995, the Company completed a public debt offering of $86,250,000 aggregate principal amount of convertible subordinated notes. The notes mature in 2005. Interest is payable semi-annually at 5.875% per annum. The notes are convertible at the option of the note holders into the Company's common stock at an initial conversion price of $30.70 per share, subject to adjustment. Beginning in November, 1997, the notes are redeemable at the option of the Company at an initial redemption price of 104.7% of the principal amount. The Company has reserved 2,809,446 shares of common stock for the conversion of these notes. Offering costs of $2,853,000 are included in other assets and are amortized on a straight-line basis as an adjustment to interest expense over the term of the notes.

NOTE 8.  LEASE COMMITMENTS
    Equipment with a cost and accumulated amortization of $3,814,000 and $3,050,000 at December 31, 1995 ($5,993,000 and $4,343,000 at December 31, 1994)
has been leased under capital leases. In addition, the Company rents office and research facilities under operating lease agreements which expire through April 2005.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 8.  LEASE COMMITMENTS (CONTINUED)
    Future minimum annual operating and capital lease commitments at December 31, 1995 are as follows:

                                                                 OPERATING    CAPITAL
                                                                -----------  ---------
                                                                    (IN THOUSANDS)
1996..........................................................   $   1,121   $     863
1997..........................................................       1,135         734
1998..........................................................         703         240
1999..........................................................         703      --
2000..........................................................         705      --
Thereafter....................................................       3,108      --
                                                                -----------  ---------
Total minimum lease payments..................................   $   7,475       1,837
                                                                -----------
                                                                -----------
Amount representing interest..................................                    (204)
                                                                             ---------
Present value of minimum lease payments.......................                   1,633
Current portion...............................................                    (671)
                                                                             ---------
Long-term portion.............................................               $     962
                                                                             ---------
                                                                             ---------

    Rent expense for operating leases was approximately $857,000, $593,000 and $694,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 9.  STOCKHOLDERS' EQUITY

COMMON STOCK OFFERING

    In April 1994, the Company completed an initial public offering of 4,800,000 shares of common stock at a price of $7.50 per share. In May 1994, upon the exercise of the Underwriter's overallotment option, 720,000 additional shares of common stock were sold at $7.50 per share. Concurrent with the Company's initial public offering, each of the 1,910,000 shares of Series A, each of the 2,700,000 shares of Series B and each of the 2,883,738 shares of Series C convertible preferred stock outstanding were converted into two shares of common stock. The proceeds, net of commissions and certain expenses, to the Company from the offering were approximately $37.4 million.

PREFERRED STOCK

    The number of shares of preferred stock authorized to be issued is 5,000,000 with a par value of $0.001 per share. Preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to provide for the rights, preferences, privileges and restrictions of the shares of such series. As of December 31, 1995, no shares of preferred stock had been issued.

COMMON STOCK

    The Company's common stock was split two-for-one (effected as a 1 for 1 stock dividend) on December 19, 1995 for shareholders of record on December 1, 1995. All applicable share and per share data in these financial statements have been restated to give effect to this stock split.

    The Company has authorized 16,177,922 shares of its common stock for issuance to founders, employees and others as designated by the Board of Directors through the Company's stock option plans or through stock purchase agreements. One officer has issued a note for the acquisition of common stock which bears interest at 6.2% with interest and principal due in 1997.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 9.  STOCKHOLDERS' EQUITY (CONTINUED)
EMPLOYEE STOCK OPTION PLANS

    The Company's stock option plans (the "Plans") authorize the issuance of 13,328,922 shares of common stock (included in the 16,177,922 authorized shares discussed above) for the grant of incentive or nonstatutory stock options and the direct award or sale of shares to employees, directors, contractors and consultants. Under the Plans, options are generally granted at fair value at the date of grant. Such options become exercisable over periods of one to four years and expire up to 10 years from the grant date. Option activity under the Plans was as follows:

                                      NUMBER OF   OPTION PRICE
                                        SHARES      PER SHARE       TOTAL
                                      ----------  -------------  -----------
    Outstanding, January 1, 1993....   6,109,104  $ .05 - $  .35 $ 1,765,600
    Granted.........................   1,740,000    .35 -   1.50   1,193,715
    Exercised.......................  (2,708,376)   .05 -    .50    (804,112)
    Canceled........................    (578,250)   .06 -    .35    (199,288)
                                      ----------  -------------  -----------
    Outstanding, December 31,
     1993...........................   4,562,478    .05 -   1.50   1,955,915
    Granted.........................   1,179,160   3.00 -  11.38   7,515,728
    Exercised.......................  (1,771,384)   .05 -   6.75    (624,369)
    Canceled........................    (200,074)   .25 -  11.25    (529,143)
                                      ----------  -------------  -----------
    Outstanding, December 31,
     1994...........................   3,770,180    .05 -  11.38   8,318,131
    Granted.........................   3,985,106   7.50 -  58.25  68,348,396
    Exercised.......................  (1,432,941)   .05 -  13.00  (1,112,805)
    Canceled........................    (308,527)   .35 -  17.88  (2,111,099)
                                      ----------  -------------  -----------
    Outstanding, December 31,
     1995...........................   6,013,818  $ .05 - $58.25 $73,442,623
                                      ----------  -------------  -----------
                                      ----------  -------------  -----------

    At December 31, 1995, 1,316,523 options were exercisable and 689,841 shares were available for future grants.

EMPLOYEE STOCK PURCHASE PLAN

    The Company has an employee stock purchase plan, under which eligible employees may authorize payroll deductions of up to 10% of their compensation (as defined) to purchase common stock at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period. During 1995, 138,000 shares of common stock were issued under this plan. At December 31, 1995, 225,000 shares of common stock were available for issuance under this plan.

DEFERRED STOCK COMPENSATION

    In connection with the grant of certain stock options to employees in 1993, the Company recorded deferred stock compensation of $980,000 for the difference between the deemed fair value for accounting purposes and the option price as determined by the Board at the date of grant. Such amount is presented as a reduction of stockholders' equity and is amortized over the 48-month vesting period of the related stock options. In connection with the grant of stock options to employees in the first quarter of 1994, the Company recorded additional deferred stock compensation of $615,000 which will be amortized over the 48-month vesting period of such options.

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 10.  INCOME TAXES
    The provision for income taxes is as follows:

                                                             DECEMBER 31,
                                                                 1995
                                                            --------------
                                                            (IN THOUSANDS)
      Current:
        Federal...........................................     $ 8,779
        State.............................................       1,636
        Foreign...........................................      --
                                                            --------------
          Total...........................................      10,415
      Deferred:
        Federal...........................................      (4,606)
        State.............................................        (876)
        Foreign...........................................      --
                                                            --------------
          Total...........................................      (5,482)
                                                            --------------
      Total...............................................     $ 4,933
                                                            --------------
                                                            --------------

    Income tax expense in 1994 and 1993 relates to foreign withholding taxes on certain license and development fees, and alternative minimum taxes. Otherwise, the Company was not required to pay income taxes for those years due to its loss carryforwards.

    Income tax expense differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                                               YEARS ENDED DECEMBER 31,
                                            -------------------------------
                                              1995       1994       1993
                                            ---------  ---------  ---------
                                                    (IN THOUSANDS)
Tax computed at federal statutory rate....  $  10,514  $   1,726  $    (164)
State income taxes, net of federal
 effect...................................        947        312        (29)
Foreign withholding taxes.................         88          4         71
Research & development tax credit.........       (892)      (499)    --
Change in valuation allowance.............     (2,149)    (1,716)       193
Other.....................................     (3,575)       242     --
                                            ---------  ---------  ---------
  Income tax expense......................  $   4,933  $      69  $      71
                                            ---------  ---------  ---------
                                            ---------  ---------  ---------

    The components of the net deferred tax asset as of December 31 were as follows:

                                                                1995        1994
                                                              ---------  ----------
                                                                 (IN THOUSANDS)
Accruals and reserves recognized in different periods.......  $   3,672  $    1,469
Net operating loss carryforwards............................      2,476       9,730
Capitalized research & development..........................      1,182       2,165
Tax basis depreciation......................................        542         662
Other.......................................................         86         591
Research & development credits..............................         --       1,485
Valuation allowance.........................................     (2,476)    (16,102)
                                                              ---------  ----------
  Total.....................................................  $   5,482  $   --
                                                              ---------  ----------
                                                              ---------  ----------

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 10.  INCOME TAXES (CONTINUED)
    At  December  31,  1995,  the   Company  has  foreign  net  operating   loss
carryforwards of approximately $4,600,000 which expire through 1998.

    The reduction in the valuation allowance from 1994 to 1995 of $13,626,000 recognized the tax benefit of net operating losses utilized by the Company's earnings. The remaining valuation allowance relates to foreign net operating losses which the Company believes may not be realized.

NOTE 11.  EMPLOYEE BENEFIT PLAN
    The Company has a 401(k) tax-deferred savings plan under which participants may contribute up to 20% of their compensation, subject to certain Internal Revenue Service limitations. The Company has not contributed to the plan to date.

NOTE 12.  RELATED PARTIES
    The Company has agreed with a stockholder who had guaranteed capital lease obligations to the extent of $3 million and who held a security interest in all of the Company's intangible assets to substitute a security interest in a separate bank account established and funded in an amount equal to the remaining related lease payments (approximately $0.5 million) in exchange for terminating its security interest in the Company's intangible assets. Restricted cash is included with other current assets and other assets in the 1995 balance sheet.

    A director and officer of the Company was also a director of a company with which the Company has entered into a development agreement providing, among other things, for the development of certain products to be used in the other party's products and the licensing of certain of the Company's technology to the other party for its use in developing its products. In addition, in 1994 and 1993, the Company acquired approximately a 7% interest in this company for a total of $237,000. The Company subleased office space to this company in 1994 and 1993 and received income of approximately $34,000 and $118,000, respectively.

NOTE 13.  DEVELOPMENT AGREEMENTS
    The Company enters into development agreements with other companies for which it receives development fees with certain payments contingent upon attaining contract milestones. The Company generally retains ownership of the products developed under the agreements; however, some agreements limit the product markets in which the Company may sell the developed product. In addition, under certain of the agreements, the Company is required to pay royalties based on a percentage of the net sales of the products developed under the agreements. Royalty expense was $574,000 in 1995, $1,377,000 in 1994 and $622,000 in 1993.

NOTE 14.  GEOGRAPHIC AND CUSTOMER INFORMATION
    Information concerning the Company's operations by geographic area as of and for the years ended December 31, is as follows:

                         GEOGRAPHIC REGION INFORMATION

                                                     1995        1994       1993
                                                  -----------  ---------  ---------
                                                           (IN THOUSANDS)
Net revenues from unaffiliated customers by
 geographic region:
  United States.................................  $   107,341  $  37,691  $  18,700
  Japan.........................................       17,261      7,328      5,039
                                                  -----------  ---------  ---------

                            C-CUBE MICROSYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 14.  GEOGRAPHIC AND CUSTOMER INFORMATION (CONTINUED)

Net revenues....................................  $   124,602  $  45,019  $  23,739
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------
Revenues from affiliates (eliminated in
 consolidation) by geographic region:
  United States.................................  $    13,406  $   4,979  $   3,567
  Japan.........................................      --             112        358
                                                  -----------  ---------  ---------
Total revenues from affiliates..................  $    13,406  $   5,091  $   3,925
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------
Operating income:
  United States.................................  $    26,574  $   4,121  $     185
  Japan.........................................        2,048        424       (162)
  Transfers between geographic areas............         (642)      (157)      (177)
                                                  -----------  ---------  ---------
Operating income................................  $    27,980  $   4,388  $    (154)
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------
Identifiable assets:
  United States.................................  $   202,862  $  66,184  $  20,374
  Japan.........................................        6,614      3,660      5,002
  Eliminations..................................       (5,950)    (1,982)    (1,451)
                                                  -----------  ---------  ---------
Total assets....................................  $   203,526  $  67,862  $  23,925
                                                  -----------  ---------  ---------
                                                  -----------  ---------  ---------

    The Company sells its products primarily in Asia, the U.S. and Western Europe. Export revenues as a percentage of net revenues for the years ended December 31, consisted of the following:

                                                                  1995         1994         1993
                                                                  -----        -----        -----
Europe.......................................................          4%           8%           6%
Japan and Asia...............................................         51           13            9
                                                                      --           --           --
                                                                      55%          21%          15%
                                                                      --           --           --
                                                                      --           --           --

    International revenues as a percentage of net revenues were 70% in 1995, 38% in 1994 and 37% in 1993. During 1995, two customers accounted for 14% and 10% of net revenues, respectively. During 1994 and 1993, no single customer accounted for more than 10% of net revenues. At December 31, 1995, one customer represented 25% of accounts receivable. At December 31, 1994, three customers represented 15%, 14% and 11% of accounts receivable.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of C-Cube Microsystems Inc.:

    We have audited the consolidated financial statements of C-Cube Microsystems Inc. as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated January 17, 1996. Our audits also included the consolidated financial statement schedule of C-Cube Microsystems Inc., listed in the Index at Item 14. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

San Jose, California
January 17, 1996

                                                                     SCHEDULE II

                            C-CUBE MICROSYSTEMS INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                 (IN THOUSANDS)

                                                                                  ADDITIONS
                                                                    BALANCE AT   CHARGED TO   DEDUCTIONS   BALANCE AT
                                                                     BEGINNING    COSTS AND      FROM        END OF
                                                                     OF PERIOD    EXPENSES     RESERVES      PERIOD
                                                                    -----------  -----------  -----------  -----------
YEAR ENDED DECEMBER 31, 1995:
  Sales returns allowance.........................................   $     848    $   2,846    $   1,894    $   1,800
  Allowance for doubtful accounts.................................         443          574           30          987
  Warranty........................................................         238          889          560          567
YEAR ENDED DECEMBER 31, 1994:
  Sales returns allowance.........................................   $     308    $   1,257    $     717    $     848
  Allowance for doubtful accounts.................................         190          286           33          443
  Warranty........................................................          90          733          585          238
YEAR ENDED DECEMBER 31, 1993:
  Sales returns allowance.........................................   $     198    $     325    $     215    $     308
  Allowance for doubtful accounts.................................          40          602          452          190
  Warranty........................................................          84          254          248           90

                            C-CUBE MICROSYSTEMS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                               DECEMBER 31,
                                                                                   1995
                                                              JUNE 30, 1996   ---------------
                                                              -------------
                                                               (UNAUDITED)
                                           ASSETS
Current assets:
  Cash and equivalents......................................     $ 107,115         $ 133,414
  Short-term investments....................................        35,003            10,675
  Receivables...............................................        35,940            24,421
  Inventories...............................................        23,249            11,871
  Deferred taxes and other current assets...................        13,030             5,882
                                                              -------------   ---------------
      Total current assets..................................       214,337           186,263
  Property and equipment -- net.............................        14,553             7,222
  Production capacity rights................................        47,600          --
  Distribution rights -- net................................         1,895             1,977
  Purchased technology -- net...............................         2,839             3,095
  Other assets..............................................         4,442             4,969
                                                              -------------   ---------------
      Total.................................................     $ 285,666         $ 203,526
                                                              -------------   ---------------
                                                              -------------   ---------------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable.............................................     $  24,500         $   1,934
  Accounts payable..........................................        26,558            10,704
  Accrued liabilities.......................................         8,049             8,240
  Income taxes payable......................................        10,541             5,649
  Current portion of long-term obligations..................           969             1,159
                                                              -------------   ---------------
      Total current liabilities.............................        70,617            27,686
  Long-term obligations.....................................        87,816            88,010
                                                              -------------   ---------------
  Total liabilities.........................................       158,433           115,696
                                                              -------------   ---------------
Minority interest in subsidiary.............................           976               295
Stockholders' equity:
  Common stock, $0.001 par value, 50,000 shares authorized;
   shares outstanding: June 30, 1996 -- 33,156, December 31,
   1995 -- 32,363...........................................        98,391            87,124
Deferred stock compensation.................................          (448)             (635)
Notes receivable from stockholders..........................          (368)             (459)
Accumulated translation adjustments.........................        (1,050)             (860)
Unrealized loss on investments..............................           (74)              (14)
Retained earnings...........................................        29,806             2,379
                                                              -------------   ---------------
      Total stockholders' equity............................       126,257            87,535
                                                              -------------   ---------------
      Total.................................................     $ 285,666         $ 203,526
                                                              -------------   ---------------
                                                              -------------   ---------------

      See notes to unaudited condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                     QUARTER ENDED JUNE   SIX MONTHS ENDED JUNE
                                                                            30,                    30,
                                                                    --------------------  ----------------------
                                                                      1996       1995        1996        1995
                                                                    ---------  ---------  -----------  ---------
Net revenues:
  Product.........................................................  $  72,958  $  21,054  $   140,858  $  37,515
  Development contracts...........................................     --            560          200      1,212
                                                                    ---------  ---------  -----------  ---------
      Total.......................................................     72,958     21,614      141,058     38,727
                                                                    ---------  ---------  -----------  ---------
Costs and expenses:
  Cost of product revenues........................................     33,561     10,480       65,540     18,273
  Research and development........................................      9,363      3,007       16,213      5,753
  Selling, general and administrative.............................      8,294      4,235       16,094      7,988
                                                                    ---------  ---------  -----------  ---------
      Total.......................................................     51,218     17,722       97,847     32,014
                                                                    ---------  ---------  -----------  ---------
Income from operations............................................     21,740      3,892       43,211      6,713
Other income (expense), net.......................................        237        528          708      1,005
                                                                    ---------  ---------  -----------  ---------
Income before income taxes and minority interest..................     21,977      4,420       43,919      7,718
Income tax expense................................................      8,131        285       15,811        389
                                                                    ---------  ---------  -----------  ---------
Income before minority interest...................................     13,846      4,135       28,108      7,329
Minority interest in net income of subsidiary.....................     --         --              681     --
                                                                    ---------  ---------  -----------  ---------
Net income........................................................  $  13,846  $   4,135  $    27,427  $   7,329
                                                                    ---------  ---------  -----------  ---------
                                                                    ---------  ---------  -----------  ---------
Net income per share..............................................  $    0.39  $    0.12  $      0.76  $    0.21
                                                                    ---------  ---------  -----------  ---------
                                                                    ---------  ---------  -----------  ---------
Shares used in computation........................................     35,697     34,332       35,869     34,176
                                                                    ---------  ---------  -----------  ---------
                                                                    ---------  ---------  -----------  ---------

      See notes to unaudited condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                            SIX MONTHS ENDED JUNE
                                                                                                     30,
                                                                                           -----------------------
                                                                                              1996         1995
                                                                                           -----------  ----------
                                                                                           -----------  ----------
Cash flows from operating activities:
  Net income.............................................................................  $    27,427  $    7,329
  Adjustments to reconcile net income to net cash provided by operating activities:
    Minority interest in subsidiary......................................................          681      --
  Depreciation and amortization..........................................................        2,803       1,340
    Changes in assets and liabilities:
      Receivables........................................................................      (11,947)     (2,686)
      Inventories........................................................................      (11,407)     (1,437)
      Production capacity rights.........................................................      (24,500)         --
      Deferred taxes and other assets....................................................       (5,903)       (628)
      Accounts payable...................................................................       15,860       3,176
      Accrued liabilities................................................................        9,054       1,081
      Income taxes payable...............................................................        4,892         337
                                                                                           -----------  ----------
  Net cash provided by operating activities..............................................        6,960       8,512
                                                                                           -----------  ----------
Cash flows from investing activities:
  Maturities of short-term investments...................................................       24,301      28,900
  Purchases of short-term investments....................................................      (48,297)    (19,613)
  Capital expenditures...................................................................       (9,868)     (2,615)
  Other assets...........................................................................          519         188
                                                                                           -----------  ----------
  Net cash provided by (used in) investing activities....................................      (33,345)      6,860
                                                                                           -----------  ----------
Cash flows from financing activities:
  Bank term loan repayment...............................................................      --             (194)
  Notes payable to banks -- net..........................................................       (1,879)        116
  Repayments of capital lease obligations................................................         (381)       (670)
  Sale of common stock, net of notes receivable..........................................        2,047       1,070
  Collection of stockholder notes receivable.............................................           91          38
                                                                                           -----------  ----------
  Net cash provided by (used in) financing activities....................................         (122)        360
                                                                                           -----------  ----------
Exchange rate impact on cash and equivalents.............................................          208        (137)
Net increase (decrease) in cash and equivalents..........................................      (26,299)     15,595
Cash and equivalents, beginning of period................................................      133,414      13,674
                                                                                           -----------  ----------
Cash and equivalents, end of period......................................................  $   107,115  $   29,269
                                                                                           -----------  ----------
                                                                                           -----------  ----------
Supplemental schedule of noncash investing and financing activities:
  Unrealized gain (loss) on investments..................................................  $       (60) $      117
  Purchase of production capacity rights for note payable................................  $   (24,500) $   --
Supplemental disclosure of cash flow information --
  Cash paid during the period for:
    Interest.............................................................................  $     2,997  $      285
    Income taxes.........................................................................        6,924          56

      See notes to unaudited condensed consolidated financial statements.

                            C-CUBE MICROSYSTEMS INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    1.  BASIS OF PRESENTATION

    In the opinion of management, these unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments and accruals, C-Cube Microsystems Inc. ("C-Cube" or the "Company") considers necessary for a fair presentation of the Company's financial position as of June 30, 1996, and the results of operations and cash flows for the quarters and six months ended June 30, 1996 and 1995. This unaudited quarterly information should be read in conjunction with the audited consolidated financial statements of C-Cube and the notes thereto included in the Company's Annual Report to Stockholders for the year ended December 31, 1995.

    The growth in revenues and operating income experienced by the Company in recent quarters is not necessarily indicative of future results. In addition, in view of the significant growth in recent years, C-Cube believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance.


IMPAIRMENT REVIEW



    At least annually, the Company conducts an impairment review of its investment in property and equipment and of all its tangible and intangible noncurrent assets. The Company reviews its inventory purchasing requirements throughout any given reporting period, and may perform an impairment review of its production capacity rights based upon the individual foundry's performance.


    2.  INVENTORIES CONSIST OF:

                                                                         JUNE 30,
                                                                           1996
                                                                       -------------
                                                                            (IN
                                                                        THOUSANDS)
Finished goods.......................................................   $    17,260
Work-in-process......................................................         3,764
Raw materials........................................................         2,225
                                                                       -------------
      Total..........................................................   $    23,249
                                                                       -------------
                                                                       -------------

    3.  WAFER SUPPLY AGREEMENT


    In the second quarter of 1996 the Company expanded and formalized it relationship with Taiwan Semiconductor Manufacturing Co., Ltd. ("TSMC") to provide additional wafer production capacity over the 1996 to 2001 timeframe. The agreement with TSMC provides that TSMC will produce and ship wafers to the Company at specified prices and requires C-Cube to make two advance payments totaling $49 million. TSMC will apply this prepayment against a portion of the wafer cost as product is delivered to the Company. Accordingly, the prepaid amount will be amortized to inventory as wafers are received. The first advance payment of $24.5 million was made in June 1996, and the final payment is due June 1997, which is evidenced by an unsecured promissory note. At June 30, 1996, $1.4 million of the $49 million production capacity rights is included in deferred taxes and other current assets.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
DiviCom Inc.:

    We have audited the accompanying balance sheets of DiviCom Inc. as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1995 and the nine month period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiviCom Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 and the nine month period ended December 31, 1993 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
February 12, 1996, except for Note 10, as to which the date is May 7, 1996

                                  DIVICOM INC.
                   BALANCE SHEETS, DECEMBER 31, 1994 AND 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                                                  DECEMBER 31,
                                                                                             ----------------------
                                                                                                1994        1995
                                                                                             ----------  ----------
Current assets:
  Cash and cash equivalents................................................................  $    4,064  $    7,387
  Accounts receivable, net of allowance for doubtful accounts of none in 1994 and $333 in
   1995....................................................................................          51       3,766
  Accounts receivable -- stockholders......................................................         194       3,073
  Inventory................................................................................       3,155       4,636
  Prepaid expenses and other current assets................................................         244       1,794
  Deferred taxes...........................................................................                   1,790
                                                                                             ----------  ----------
      Total current assets.................................................................       7,708      22,446
Property and equipment, net................................................................       2,600       3,339
Other assets, net..........................................................................         132         579
                                                                                             ----------  ----------
        Total assets.......................................................................  $   10,440  $   26,364
                                                                                             ----------  ----------
                                                                                             ----------  ----------

                                                    LIABILITIES

Current liabilities:
  Accounts payable.........................................................................  $    3,148  $    2,008
  Accounts payable -- stockholders.........................................................         989         497
  Accrued expenses.........................................................................         410       1,354
  Warranty reserve.........................................................................                   1,040
  Deferred revenue.........................................................................       3,000       6,908
                                                                                             ----------  ----------
      Total current liabilities............................................................       7,547      11,807
                                                                                             ----------  ----------
Commitments (Note 4)

                                               STOCKHOLDERS' EQUITY

Preferred stock, par value $0.001:
  Authorized: 15,788 shares in 1994 and 21,288 shares in 1995;
    Issued and outstanding: 12,422 shares in 1994 and 21,288 shares in 1995................          12          21
    (Liquidation preference: $4,969 in 1994 and $11,815 in 1995)...........................
Common stock, par value $0.001:
  Authorized: 29,250 shares in 1994 and 35,750 shares in 1995;
  Issued and outstanding: 7,158 shares in 1994 and 10,045 shares in 1995...................           7          10
Additional paid-in capital.................................................................      13,139      29,188
Receivable from stockholder................................................................        (550)     (1,100)
Subscribed stock...........................................................................       3,000
Accumulated deficit........................................................................     (12,715)    (13,562)
                                                                                             ----------  ----------
      Total stockholders' equity...........................................................       2,893      14,557
                                                                                             ----------  ----------
        Total liabilities and stockholders' equity.........................................  $   10,440  $   26,364
                                                                                             ----------  ----------
                                                                                             ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                                  DIVICOM INC.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                            NINE MONTHS         YEAR ENDED
                                                                               ENDED           DECEMBER 31,
                                                                            DECEMBER 31,  ----------------------
                                                                                1993         1994        1995
                                                                            ------------  ----------  ----------
Revenues..................................................................                $      319  $   34,119
Cost of revenues..........................................................                       156      16,451
                                                                                          ----------  ----------
    Gross profit..........................................................                       163      17,668
Operating expenses:
  Research and development................................................   $   (1,407)      (8,460)    (13,572)
  Selling, general and administrative.....................................         (539)      (2,615)     (5,275)
                                                                            ------------  ----------  ----------
    Operating loss........................................................       (1,946)     (10,912)     (1,179)
Interest and other income.................................................           39          104         163
                                                                            ------------  ----------  ----------
    Loss before benefit from income taxes.................................       (1,907)     (10,808)     (1,016)
      Benefit from income taxes...........................................                                   169
                                                                            ------------  ----------  ----------
        Net loss..........................................................   $   (1,907)  $  (10,808) $     (847)
                                                                            ------------  ----------  ----------
                                                                            ------------  ----------  ----------

   The accompanying notes are an integral part of these financial statements.

                                  DIVICOM INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           ADDITIONAL PAID-IN CAPITAL
                                                                                      -------------------------------------
                                            PREFERRED STOCK         COMMON STOCK                                RESEARCH
                                          --------------------  --------------------   PREFERRED    COMMON         AND
                                           SHARES     AMOUNT     SHARES     AMOUNT       STOCK       STOCK     DEVELOPMENT
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------
  Issuance of Series A preferred stock
   at $.40 per share for cash...........      3,156  $       3                         $   1,247
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........        680          1                               269
  Issuance of common stock at $.01 per
   share in exchange for intellectual
   property rights......................                              686  $       1               $       6
  Funding by stockholder for research
   and development......................                                                                        $   4,240
  Receivable from stockholder...........
  Net loss..............................
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------
Balances, December 31, 1993.............      3,836          4        686          1       1,516           6        4,240
  Issuance of Series A preferred stock
   at $.40 per share for cash...........      7,926          7                             3,152
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........        660          1                               261
  Issuance of common stock at $.025 per
   share for cash.......................                            5,786          5                     137
  Issuance of common stock at $.01 per
   share in exchange for intellectual
   property rights......................                              686          1                       7
  Funding by stockholder for research
   and development......................                                                                            3,820
  Repayment of receivable from
   stockholder..........................
  Subscribed stock......................
  Net loss..............................
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------
Balances, December 31, 1994.............     12,422         12      7,158          7       4,929         150        8,060
  Issuance of Series A preferred stock
   at $.40 per share for cash...........      2,706          2                             1,070
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........        660          1                               261
  Issuance of Series B preferred stock
   at $1.00 per share for cash and
   redemption of subscribed stock.......      5,500          6                             5,494
  Issuance of common stock under option
   plan.................................                            2,887          3                     164
  Funding by stockholder for research
   and development......................                                                                            9,060
  Receivable from stockholder...........
  Net loss..............................
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------
Balances, December 31, 1995.............     21,288  $      21     10,045  $      10   $  11,754   $     314    $  17,120
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------
                                          ---------  ---------  ---------  ---------  -----------  ---------  -------------


                                          RECEIVABLE                                 TOTAL
                                             FROM      SUBSCRIBED   ACCUMULATED   STOCKHOLDERS'
                                          STOCKHOLDER     STOCK       DEFICIT        EQUITY
                                          -----------  -----------  ------------  ------------
  Issuance of Series A preferred stock
   at $.40 per share for cash...........                                           $    1,250
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........                                                  270
  Issuance of common stock at $.01 per
   share in exchange for intellectual
   property rights......................                                                    7
  Funding by stockholder for research
   and development......................                                                4,240
  Receivable from stockholder...........   $    (600)                                    (600)
  Net loss..............................                             $   (1,907)       (1,907)
                                          -----------               ------------  ------------
Balances, December 31, 1993.............        (600)                    (1,907)        3,260
  Issuance of Series A preferred stock
   at $.40 per share for cash...........                                                3,159
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........                                                  262
  Issuance of common stock at $.025 per
   share for cash.......................                                                  142
  Issuance of common stock at $.01 per
   share in exchange for intellectual
   property rights......................                                                    8
  Funding by stockholder for research
   and development......................                                                3,820
  Repayment of receivable from
   stockholder..........................          50                                       50
  Subscribed stock......................                $   3,000                       3,000
  Net loss..............................                                (10,808)      (10,808)
                                          -----------  -----------  ------------  ------------
Balances, December 31, 1994.............        (550)       3,000       (12,715)        2,893
  Issuance of Series A preferred stock
   at $.40 per share for cash...........                                                1,072
  Issuance of Series A preferred stock
   at $.40 per share in exchange for
   intellectual property rights.........                                                  262
  Issuance of Series B preferred stock
   at $1.00 per share for cash and
   redemption of subscribed stock.......                   (3,000)                      2,500
  Issuance of common stock under option
   plan.................................                                                  167
  Funding by stockholder for research
   and development......................                                                9,060
  Receivable from stockholder...........        (550)                                    (550)
  Net loss..............................                                   (847)         (847)
                                          -----------  -----------  ------------  ------------
Balances, December 31, 1995.............   $  (1,100)   $  --        $  (13,562)   $   14,557
                                          -----------  -----------  ------------  ------------
                                          -----------  -----------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                  DIVICOM INC.
                            STATEMENT OF CASH FLOWS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             NINE MONTHS        YEAR ENDED
                                                                                ENDED          DECEMBER 31,
                                                                             DECEMBER 31,  ---------------------
                                                                                 1993         1994       1995
                                                                             ------------  ----------  ---------
Cash flows from operating activities:
  Net loss.................................................................   $   (1,907)  $  (10,808) $    (847)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Deferred taxes.........................................................                               (2,321)
    Depreciation and amortization..........................................          144          691      1,595
    Intellectual property rights issued in exchange for common and
     preferred stock and expensed..........................................          276          269        262
    Loss on disposal of property and equipment.............................                                   28
    Provision for doubtful accounts........................................                                  333
    Provision for excess and obsolete inventories..........................                       311      2,031
    Changes in operating assets and liabilities:
      Accounts receivable..................................................          (44)        (200)    (6,927)
      Inventory............................................................                    (3,466)    (3,512)
      Prepaid expenses and other current assets............................         (167)         (78)    (1,550)
      Accounts payable.....................................................          331        3,806     (1,632)
      Accrued expenses.....................................................           70          339        944
      Warranty reserve.....................................................                                1,040
      Deferred revenue.....................................................                     3,000      3,908
                                                                             ------------  ----------  ---------
        Net cash used in operating activities..............................       (1,297)      (6,136)    (6,648)
                                                                             ------------  ----------  ---------
Cash flows from investing activities:
  Purchases of property and equipment......................................         (918)      (2,398)    (2,299)
  Increase in other assets.................................................         (250)
  Proceeds from sale of property and equipment.............................                                   21
                                                                             ------------  ----------  ---------
        Net cash used in investing activities..............................       (1,168)      (2,398)    (2,278)
                                                                             ------------  ----------  ---------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock................................        1,251        3,160      3,572
  Proceeds from issuance of common stock...................................                       142        167
  Funding by stockholder for research and development......................        4,240        3,820      9,060
  Issuance (repayment) of receivable to stockholders.......................         (600)          50       (550)
  Proceeds from subscribed stock...........................................                     3,000
  Proceeds from borrowing under line of credit.............................                                2,020
  Repayment of amounts borrowed under line of credit.......................                               (2,020)
                                                                             ------------  ----------  ---------
        Net cash provided by financing activities..........................        4,891       10,172     12,249
                                                                             ------------  ----------  ---------
Net increase in cash and cash equivalents..................................        2,426        1,638      3,323
Cash and cash equivalents, beginning of period.............................                     2,426      4,064
                                                                             ------------  ----------  ---------
Cash and cash equivalents, end of period...................................   $    2,426   $    4,064  $   7,387
                                                                             ------------  ----------  ---------
                                                                             ------------  ----------  ---------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Common stock issued in exchange for intellectual property rights.........   $        7   $        8
  Preferred stock issued in exchange for stock subscription................                            $   3,000
  Taxes paid...............................................................                            $   1,670
  Interest paid............................................................                            $      21

   The accompanying notes are an integral part of these financial statements.

                                  DIVICOM INC.

                         NOTES TO FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  FORMATION AND BUSINESS OF THE COMPANY:
    DiviCom, Inc. (the Company) was incorporated on April 20, 1993 to develop, manufacture and market communications products which merge the technologies of video and audio compression with digital communication. Through December 31, 1994, the Company had been primarily engaged in developing its initial product technology, recruiting personnel and raising capital.

    The Company has several product families for video networking applications including: MediaView, a high performance MPEG 2 encoder; MediaNode, a video networking platform and control system; and ProView, a MPEG 2 commercial decoder family.

    Product shipments comprise the majority of the Company's revenues, however the Company also earns maintenance contract and royalty revenues on services and technology, including DiVA, advanced MPEG 2 technology for settop box and consumer product applications. The Company's products are marketed in North and South America, Europe and Asia Pacific.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    MANAGEMENT ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Substantially all the Company's cash and cash equivalents are held at one financial institution.

    REVENUE RECOGNITION:

    Revenue from product sales is recognized upon delivery, net of an allowance for returns, provided no significant obligations remain and collection of the receivable is deemed probable.

    CONCENTRATION OF CREDIT RISK:

    The Company sells the majority of its products under contracts to large, established telecommunications, entertainment, and direct-to-home satellite companies, consortia and joint ventures in North America and Europe. Two customers and one distributor accounted for 42%, 25% and 15% of net revenues, respectively, in 1995, with one customer accounting for 40% of total accounts receivable at December 31, 1995.

    WARRANTY RESERVE:

    The Company has estimated and accrued costs related to the warranty offered on its product lines. The stated warranty period is one year for components, and 90 days for labor. Due to the fact that the technology is relatively new, it is undergoing certain modifications and modifications based on field performance.

    The Company does not have significant historical data with which to estimate warranty costs because the products were only introduced within the last year. Although the warranty reserve is considered adequate in the Company's best judgment, it is reasonably possible that the cost of upgrade and modification to systems in the field could exceed the estimated warranty reserve, and that additional expense could result.

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INVENTORY:

    Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

    PROPERTY AND EQUIPMENT AND ORGANIZATION COSTS:

    Property and equipment and organization costs are stated at cost and are depreciated on a straight line basis over their estimated useful lives of three years.

    RESEARCH AND DEVELOPMENT:

    Research and development costs and software development costs are charged to operations as incurred. Intellectual property rights are expensed on acquisition due to uncertainty regarding their useful lives.

    INCOME TAXES:

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards, No. 109 (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to affect taxable income.

    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123:

    The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in October 1995. This accounting standard permits the use of either a fair value based method or the current Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) when accounting for stock-based compensation arrangements. Companies that do not follow the new fair value based method will be required to disclose pro forma net income computed as if the fair value based method had been applied. The disclosure provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. Management has not determined if it will adopt the fair value based method of accounting for stock-based compensation arrangements nor the impact of SFAS No. 123 on the Company's consolidated financial statements.

3.  BALANCE SHEET DETAIL:

    INVENTORY:

                                              DECEMBER 31,
                                          --------------------
                                            1994       1995
                                          ---------  ---------
Raw materials...........................  $   1,841  $   1,968
Work in process.........................      1,314      1,186
Finished goods..........................                 1,482
                                          ---------  ---------
                                          $   3,155  $   4,636
                                          ---------  ---------
                                          ---------  ---------

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

3.  BALANCE SHEET DETAIL: (CONTINUED)
    PROPERTY AND EQUIPMENT:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
Furniture and fixtures...................................................  $     116  $     270
Machinery and equipment..................................................        649      1,199
Computer equipment.......................................................      1,440      2,540
Computer software........................................................      1,049      1,241
Leasehold improvements...................................................         63        241
                                                                           ---------  ---------
                                                                               3,317      5,491
Less accumulated depreciation and amortization...........................       (717)    (2,152)
                                                                           ---------  ---------
                                                                           $   2,600  $   3,339
                                                                           ---------  ---------
                                                                           ---------  ---------

4.  COMMITMENTS:
    The Company rents office facilities and equipment under several operating leases which expire at various times through December 1999. Rent expense charged to operations was $25, $121 and $349 and for the nine months ended 1993 and for the years ended December 31, 1994 and 1995, respectively.

    Minimum lease payments under noncancelable operating leases are as follows:

1996...............................................................  $     582
1997...............................................................        617
1998...............................................................        418
1999...............................................................         89
                                                                     ---------
Total commitments..................................................  $   1,706
                                                                     ---------
                                                                     ---------

5.  STOCKHOLDERS' EQUITY:

    AUTHORIZED CAPITAL STOCK:

    The Company's authorized capital stock consists of 35,750 shares of common stock, 15,788 shares of Series A preferred stock and 5,500 shares of Series B preferred stock.

    CONVERTIBLE PREFERRED STOCK:

    Preferred shares are convertible to common shares at a rate determined by dividing $0.40 and $1.00 for Series A and Series B preferred stock, respectively, by the conversion price applicable to such shares upon surrender of certificate for conversion. Conversion is either at the preferred stockholders' option or automatic upon (1) an underwritten public offering of the Company's common stock for a public offering price of not less than $2.80 per share and $10,000 in aggregate or (2) written request of the holders of at least two-thirds of the preferred stock then outstanding. At December 31, 1994 and 1995, 15,788 and 21,288 shares of the Company's common stock had been reserved for conversion of preferred stock.

    The Company's preferred stock has voting rights equal to the number of common shares into which they convert on the record date for the vote. In addition, holders of preferred stock are entitled to elect directors with respect to their shares of stock multiplied by the number of directors to be elected.

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

5.  STOCKHOLDERS' EQUITY: (CONTINUED)

    CONVERTIBLE PREFERRED STOCK: (CONTINUED)
    The holders of the preferred stock are entitled to receive dividends which are cumulative and in preference to any common stock dividends, whenever funds are legally available and when declared by the Board of Directors. As of December 31, 1995, no dividends had been declared. The holders of the preferred stock also have the right of first refusal to purchase a portion of any "new securities," as defined in the stock purchase agreements, that may be issued by the Company. In addition, the preferred stockholders have a liquidation preference equal to $0.40 and $1.00 per share for Series A and Series B preferred stock, respectively, plus all declared and unpaid dividends. After payment of the liquidation preference to the preferred stockholders, the remaining assets of the Company will be distributed equally to the preferred and common stockholder group as if all shares of preferred stock had been converted into common stock. If the funds available for distribution are not adequate to cover the preferred stock liquidation preference, all funds available for distribution are to be distributed to the preferred stockholder ratably.

    STOCK OPTION PLAN:

    In April 1993, the Company authorized the 1993 Stock Option Plan (the Plan) under which the Board of Directors may issue incentive stock options and stock bonuses to employees and consultants of the Company. The Board of Directors has the authority to determine to whom options and bonuses will be granted, the number of shares, the term and the exercise price. Options granted under the Plan generally vest over a four year period at the rate of 25% on the first anniversary of employment and 1/48th each month thereafter. In November 1995, the Board amended the Plan such that options granted under the Plan are immediately exercisable. Unvested stock issued through option exercise are subject to the Company's right of repurchase at the original exercise price. The Company's right of repurchase decreases as the options vest. The right of exercise generally expires ten years from the date of grant and the Company holds the right of first refusal with respect to shares issued pursuant to the exercise of options.

    Activity under the Plan is as follows:

                                                                                           OUTSTANDING OPTIONS
                                                                      SHARES     ----------------------------------------
                                                                     AVAILABLE    NUMBER OF                    AGGREGATE
                                                                     FOR GRANT     SHARES     EXERCISE PRICE     PRICE
                                                                    -----------  -----------  --------------  -----------
 Options reserved at Plan inception...............................       7,840
  Options granted.................................................      (5,505)       5,505     $0.01-0.03     $      87
                                                                    -----------  -----------  --------------  -----------
Balances, December 31, 1993.......................................       2,335        5,505     $0.01-0.03            87
  Options reserved................................................       4,250
  Options granted.................................................      (4,412)       4,412       $0.05              221
  Options exercised...............................................                   (5,786)    $0.01-0.05          (142)
  Options canceled................................................         114         (114)    $0.02-0.05            (5)
                                                                    -----------  -----------  --------------  -----------
Balances, December 31, 1994.......................................       2,287        4,017     $0.01-0.05           161
  Options reserved................................................       1,000
  Options granted.................................................      (2,612)       2,612    $0.01-$0.40           316
  Options exercised...............................................                   (2,887)   $0.02-$0.40          (167)
  Options canceled................................................         245         (245)   $0.01-$0.40           (31)
                                                                    -----------  -----------  --------------  -----------
Balances, December 31, 1995.......................................         920        3,497    $0.01-$0.40     $     279
                                                                    -----------  -----------  --------------  -----------
                                                                    -----------  -----------  --------------  -----------

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

5.  STOCKHOLDERS' EQUITY: (CONTINUED)

    STOCK OPTION PLAN: (CONTINUED)
    At December 31, 1995, 2,118 shares outstanding were subject to repurchase, and approximately 2,442 outstanding options would be subject to repurchase by the Company if exercised.

6.  RELATED PARTIES:
    In connection with its incorporation, the Company entered into a Business Agreement with three of its shareholders, EURODEC, SAGEM and SAT (collectively referred to as the Parties). Under the terms of the agreement, EURODEC and SAGEM have the option to develop, manufacture and sell products developed by the Company.

    Provided that all applicable critical performance milestones have been satisfied, SAGEM is required to pay the Company for the development of products not to exceed the amount set forth in the budget agreed upon by the Parties. During 1994 and 1995, the Company recognized $3,820 and $9,060 respectively, as a result of this agreement. Amounts recognized have been accounted for as additional paid-in capital in the period that funding is due according to the agreement. At December 31, 1994 and 1995, $550 and $1,100 was due under the agreement but had not received and was recognized as a "receivable from shareholder" within shareholders' equity.

    In addition, EURODEC and SAGEM are required to pay the Company a royalty fee for each decoder sold which incorporates a licensed product. The royalty fee will be paid semiannually and based on the lesser of: 1.5% of the component and direct manufacturing costs of EURODEC or SAGEM for the licensed product or two dollars for each of the first 5,000 decoders sold and one dollar for each decoder sold in excess of the first 5,000. The term of the Business Agreement is for ten years unless terminated by either party upon failure of the other party to fulfill any of its obligations by issuance of a written notice.

    The Company and C-Cube, a stockholder, entered into a Development and Requirements Agreement. Following this agreement between the Company and C-Cube, in connection with the issuance of common stock to C-Cube, C-Cube is required to provide the Company with intellectual property rights including source codes which will allow the Company to develop products using C-Cube integrated circuits. The Company has committed to the purchase of designated integrated circuits primarily from C-Cube under agreed upon requirements including C-Cube's commitment to meet certain critical performance milestones and competitive prices. In addition, the Company has the right to repurchase the common shares in the event that C-Cube fails to meet these milestones The initial term of the agreement between the Company and C-Cube is for five years with provisions to consider revisions to the agreement after the third year of the signing of the agreement. The agreement may be terminated by either party upon failure of the other party to fulfill any of its obligations by issuance of a written notice.

    The Company entered into a Marketing Development Agreement with C-Cube whereby the Company assisted C-Cube in the development and marketing an MPEG Remultiplexer chip. Under this agreement C-Cube paid the Company a nonrecurring engineering fee and will also pay a royalty for each chip delivered to C-Cube customers. Royalties in the amount of none and $15 were earned in 1994 and 1995, respectively.

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6.  RELATED PARTIES: (CONTINUED)
    Following is a summary of the transactions and related balances between the Company and its stockholders:

                                                               NINE MONTHS         YEAR ENDED
                                                                  ENDED           DECEMBER 31,
                                                              DECEMBER 31,    --------------------
                                                                  1993          1994       1995
                                                             ---------------  ---------  ---------
Sales:
  SAGEM....................................................                              $   5,248
  EURODEC..................................................                   $      42        269
  C-Cube...................................................                         125        437
  Non-recurring engineering from C-Cube....................                         200
Purchases:
  SAGEM....................................................                                      1
  EURODEC..................................................                         104         25
  C-Cube...................................................                       1,098      3,299
  SAT......................................................                                     43
Reimbursement of expenses:
  SAGEM....................................................                                     39
  EURODEC..................................................     $      44            27         26
  C-Cube...................................................                                    179

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1994       1995
                                                                              ---------  ---------
Accounts receivable:
  SAGEM.....................................................................             $   3,021
  EURODEC...................................................................  $      69
  C-Cube....................................................................        125         52
Accounts payable:
  SAGEM.....................................................................                   490
  EURODEC...................................................................        104
  C-Cube....................................................................        885
  SAT.......................................................................                     7

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7.  INCOME TAXES:
    The components of the net deferred tax asset are as follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
Deferred tax asset:
  Current:
    Warranty reserve.....................................................             $     418
    Inventory reserves...................................................  $     125        940
    Accrued liabilities..................................................         47        432
                                                                           ---------  ---------
      Total current deferred tax asset...................................        172      1,790
  Valuation allowance....................................................       (172)
                                                                           ---------  ---------
        Net deferred tax asset, current..................................  $      --  $   1,790
                                                                           ---------  ---------
                                                                           ---------  ---------
  Noncurrent:
    Research and development credit (federal & California)...............  $      77
    Loss carryforward (federal & California).............................      1,191
    Amortization.........................................................         14
    Depreciation.........................................................        168  $     531
                                                                           ---------  ---------
      Total noncurrent deferred tax asset................................      1,450        531
  Valuation allowance....................................................     (1,450)
                                                                           ---------  ---------
        Net deferred tax asset, noncurrent...............................  $      --  $     531
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company considers that the realizability of the deferred tax asset is more likely than not based on the Company's future prospects, and the potential to carryback any future losses.

    The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined in the Internal Revenue Code, utilization of the carryforwards could be restricted.

    The benefit from income taxes is as follows for the year ended December 31, 1995.

Current:
  Federal..........................................................  $   1,885
  State............................................................        267
                                                                     ---------
                                                                         2,152
                                                                     ---------
Deferred:
  Federal..........................................................     (1,861)
  State............................................................       (460)
                                                                     ---------
                                                                        (2,321)
                                                                     ---------
Total benefit......................................................  $    (169)
                                                                     ---------
                                                                     ---------

    The difference between the Company's effective income tax rate and the federal statutory rate is due to permanent differences relating to the treatment of development funding.

                                  DIVICOM INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

8.  EMPLOYEE BENEFIT PLAN:
    The Company maintains a 401(k) profit-sharing plan to provide retirement benefits through tax deferred salary deductions for all eligible employees meeting certain age and service requirements. The Company may make discretionary matching contributions on behalf of employees. All employee contributions are 100% vested. The Company contributed $168 in 1995. No contributions were made in 1994.

9.  LINE OF CREDIT:
    In January 1995, the Company entered into a revolving line of credit agreement with a bank in the amount of $5,000, expiring in January 1996. Under the terms of the agreement, advances are limited to 75% of eligible accounts receivable; and the Company must comply with several financial and other restrictive covenants. The line bears interest at a rate of prime plus 1% (a total of 8.5% at December 31, 1995), and is collateralized by various tangible and intangible present and future assets held by the Company. There were no amounts due on the line of credit as of December 31, 1995.

10. SUBSEQUENT EVENT:
    In February 1996, the Company renewed its line of credit (see note 9 above) in the amount of $15,000. The line will expire in February 1997, and bears interest in the amount of prime plus 1%, with the option of a reduction to prime upon the Company's obtaining $8,000 in additional equity. The limit on advances is based on 80% of eligible accounts receivable and 50% of inventory. As with the previous line, the Company will be subject to various financial and other covenants; and the balance on the line will be collateralized by various assets held by the Company.

    In May 1996, the Board of Directors approved the 1996 Stock Plan (the "Stock Plan"). The Stock Plan provides for the issuance of up to a maximum of 200,000 shares of common stock pursuant to awards under the Stock Plan. The Company has reserved 200,000 shares of common stock for issuance under the Stock Plan.

                                  DIVICOM INC.
              CONDENSED CONSOLIDATED BALANCE SHEET, JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)
                                     ASSETS

Current Assets:
  Cash and cash equivalents......................................................  $  10,782
  Accounts receivable, trade net of allowance for doubtful accounts of $507......     12,081
  Accounts receivable -- stockholder.............................................      4,754
  Inventory......................................................................     17,932
  Deferred taxes, prepaid expenses and other current assets......................      4,406
                                                                                   ---------
      Total current assets.......................................................     49,955
  Property & equipment, net......................................................      4,789
  Other assets, net..............................................................        538
                                                                                   ---------
          Total assets...........................................................  $  55,282
                                                                                   ---------
                                                                                   ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable...............................................................  $  10,107
  Deferred revenue...............................................................     19,747
  Bank line of credit............................................................      6,000
  Accrued liabilities............................................................      3,028
                                                                                   ---------
      Total current liabilities..................................................     38,882
                                                                                   ---------
Stockholders' Equity:
  Preferred stock, $0.001 par value; 21,288 authorized shares; 21,288 issued and
   outstanding...................................................................         21
  Common stock, $0.001 par value; 35,750 authorized shares; 11,057 issued and
   outstanding...................................................................         11
  Additional paid-in capital.....................................................     12,138
  Additional paid-in capital development funding.................................     17,120
  Receivable from stockholder....................................................        (60)
  Accumulated deficit............................................................    (12,830)
                                                                                   ---------
  Total stockholders' equity.....................................................     16,400
                                                                                   ---------
          Total liabilities and stockholders' equity.............................  $  55,282
                                                                                   ---------
                                                                                   ---------

                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                                  DIVICOM INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       SIX MONTHS ENDED     THREE MONTHS ENDED
                                                                           JUNE 30,              JUNE 30,
                                                                     --------------------  --------------------
                                                                       1995       1996       1995       1996
                                                                     ---------  ---------  ---------  ---------
Net revenues.......................................................  $  13,177  $  22,545  $   5,418  $  12,394
Costs and expenses:
  Cost of revenues.................................................      7,272      9,954      2,877      5,076
  Research and development.........................................      7,016      6,809      3,685      3,709
  Selling, general and administrative..............................      2,136      4,575      1,167      2,726
                                                                     ---------  ---------  ---------  ---------
      Total........................................................     16,424     21,338      7,729     11,511
                                                                     ---------  ---------  ---------  ---------
Operating income (loss)............................................     (3,247)     1,207     (2,311)       883
Interest income, net...............................................         48        149         23         58
                                                                     ---------  ---------  ---------  ---------
Income (loss) before income taxes..................................     (3,199)     1,356     (2,288)       941
Income tax expense.................................................     --            624     --            433
                                                                     ---------  ---------  ---------  ---------
Net (loss) income..................................................  $  (3,199) $     732  $  (2,288) $     508
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Net (loss) income per share........................................  $   (0.44) $    0.02  $   (0.32) $    0.01
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------
Shares used in computation.........................................      7,215     34,873      7,157     34,449
                                                                     ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------

                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                                  DIVICOM INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                                           SIX MONTHS ENDED JUNE
                                                                                                    30,
                                                                                           ----------------------
                                                                                              1995        1996
                                                                                           ----------  ----------

Cash flows from operating activities:
  Net income.............................................................................  $   (3,199) $      732
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization.........................................................         724       1,094
  Intellectual property rights issued in exchange for preferred stock and expensed.......         262      --
  Changes in operating assets and liabilities:
      Accounts receivable -- trade and stockholder.......................................      (1,712)     (9,996)
      Deferred taxes, prepaid expenses and other current assets..........................          38        (822)
      Inventory..........................................................................      (2,405)    (13,296)
      Accounts payable...................................................................         180       7,602
      Accrued liabilities................................................................         217         634
      Deferred revenue...................................................................      (1,373)     12,839
                                                                                           ----------  ----------
  Net cash provided by (used in) operating activities....................................      (7,268)     (1,213)
                                                                                           ----------  ----------
  Net cash used in investing activities -- capital expenditures..........................      (1,424)     (2,503)
                                                                                           ----------  ----------
Cash flows from financing activities:
  Proceeds from issuance of common stock.................................................      --              71
  Proceeds from issuance of Preferred Stock..............................................       3,578      --
  Funding by stockholder for research and development....................................       7,120      --
  Proceeds from borrowings under lines of credit.........................................      --           6,000
  Issuance (repayment) of receivable from stockholder....................................      (1,980)      1,040
                                                                                           ----------  ----------
  Net cash provided by financing activities..............................................       8,718       7,111
                                                                                           ----------  ----------
Net increase in cash and cash equivalents................................................          26       3,395
Cash and cash equivalents at beginning of period.........................................       4,064       7,387
                                                                                           ----------  ----------
Cash and cash equivalents at end of period...............................................  $    4,090  $   10,782
                                                                                           ----------  ----------
                                                                                           ----------  ----------

                 The accompanying notes are an integral part of
               these condensed consolidated financial statements.

                                  DIVICOM INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


1.  BASIS OF PRESENTATION
    In the opinion of management of DiviCom, the unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments and accruals DiviCom (the "Company") considered necessary for a fair presentation of the Company's financial position as of June 30, 1996, and the results of operations for the quarters and six month periods ended June 30, 1996 and 1995, and cash flows for the six month periods ended June 30, 1996 and 1995. This unaudited interim information should be read in conjunction with the audited consolidated financial statements and the notes thereto included elsewhere in this Prospectus/Proxy Statement.

2.  INVENTORIES CONSIST OF:

                                                                      JUNE 30,   DECEMBER 31,
                                                                        1996         1995
                                                                      ---------  -------------
                                                                            IN THOUSANDS
Finished goods......................................................  $  11,808    $   1,482
Work-in-process.....................................................      3,630        1,186
Raw materials.......................................................      2,494        1,968
                                                                      ---------  -------------
    Total...........................................................  $  17,932    $   4,636
                                                                      ---------  -------------
                                                                      ---------  -------------


3.  STOCK OPTION PLAN


    During May and June 1996, the Company granted an aggregate of 343 options to purchase common stock at $2.00 per share. Compensation expense aggregating approximately $1,146 will be recognized in the Statements of Operations over the four year vesting term of those options. Compensation expense for the three and six month periods ending June 30, 1996 was immaterial.



    On July 25, 1996, the Company granted options to purchase 169 shares of common stock at 2.69 per share. Compensation expense aggregating approximately $196 will be recognized in the Statements of Operations over the four year vesting term.

                                                                         ANNEX A

                              AMENDED AND RESTATED

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                            C-CUBE MICROSYSTEMS INC.

                            C-CUBE ACQUISITION CORP.

                                  DIVICOM INC.

                                   SAGEM S.A.

                              SAGEM INTERNATIONAL

                            TREGOR ELECTRONIQUE S.A.

                                      AND

                            IENA INTERNATIONAL S.A.

                      DATED AS OF MAY 28, 1996, AS AMENDED


                                ON JULY 25, 1996
                              AND ON JULY 26, 1996

                               TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   -----

                                       ARTICLE I
                                       THE MERGER

     1.1   The Merger............................................................    A-1
     1.2   Effective Time........................................................    A-1
     1.3   Effect of the Merger..................................................    A-1
     1.4   Certificate of Incorporation; Bylaws..................................    A-2
     1.5   Directors and Officers................................................    A-2
     1.6   Merger Consideration; Effect on Capital Stock.........................    A-2
     1.7   Dissenting Shares.....................................................    A-4
     1.8   Surrender of Certificates.............................................    A-5
     1.9   No Further Ownership Rights in Company Common Stock...................    A-6
     1.10  Lost, Stolen or Destroyed Certificates................................    A-6
     1.11  Tax Consequences......................................................    A-7
     1.12  Taking of Necessary Action; Further Action............................    A-7
     1.13  Amendment of Company Charter..........................................    A-7

                                       ARTICLE II
                     REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     2.1   Organization of the Company...........................................    A-7
     2.2   Company Capital Structure.............................................    A-7
     2.3   Subsidiaries..........................................................    A-8
     2.4   Authority.............................................................    A-8
     2.5   Company Financial Statements..........................................    A-9
     2.6   No Undisclosed Liabilities............................................    A-9
     2.7   No Changes............................................................    A-9
     2.8   Tax and Other Returns and Reports.....................................   A-10
     2.9   Restrictions on Business Activities...................................   A-12
     2.10  Title to Properties; Absence of Liens and Encumbrances................   A-12
     2.11  Intellectual Property.................................................   A-12
     2.12  Agreements, Contracts and Commitments.................................   A-13
     2.13  Interested Party Transactions.........................................   A-15
     2.14  Compliance with Laws..................................................   A-15
     2.15  Litigation............................................................   A-15
     2.16  Insurance.............................................................   A-15
     2.17  Minute Books..........................................................   A-15
     2.18  Environmental Matters.................................................   A-15
     2.19  Brokers' and Finders' Fees............................................   A-16
     2.20  Employee Matters and Benefit Plans....................................   A-16
     2.21  Complete Copies of Materials..........................................   A-19

                                      ARTICLE III
                REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     3.1   Organization, Standing and Power......................................   A-19
     3.2   Authority.............................................................   A-19
     3.3   Capital Structure.....................................................   A-19
     3.4   Cash Consideration....................................................   A-20
     3.5   SEC Documents; Parent Financial Statements............................   A-20
     3.6   No Material Adverse Change............................................   A-20


                                      (i)

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                   PAGE
                                                                                   -----
     3.7   Litigation............................................................   A-20
     3.8   Registration Statement on Form S-4....................................   A-20
     3.9   Compliance with Laws..................................................   A-21
     3.10  Brokers' and Finders' Fees; Third Party Expenses......................   A-21

                                       ARTICLE IV
                          CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1   Conduct of Business of the Company....................................   A-21
     4.2   No Solicitation.......................................................   A-22
     4.3   Strategic Agreements..................................................   A-23

                                       ARTICLE V
                                 ADDITIONAL AGREEMENTS

     5.1   Registration Statement; Company Stockholder Approval..................   A-23
     5.2   Access to Information.................................................   A-24
     5.3   HSR Filings; Permits and Consents.....................................   A-24
     5.4   Confidentiality.......................................................   A-24
     5.5   Expenses..............................................................   A-24
     5.6   Public Disclosure.....................................................   A-24
     5.7   Consents..............................................................   A-24
     5.8   FIRPTA Compliance.....................................................   A-25
     5.9   Diligent Efforts......................................................   A-25
     5.10  Notification of Certain Matters.......................................   A-25
     5.11  Affiliate Agreements..................................................   A-25
     5.12  Additional Documents and Further Assurances...........................   A-25
     5.13  Form S-8..............................................................   A-25
     5.14  Nasdaq Listing........................................................   A-26
     5.15  Voting and Non-Competition Agreements.................................   A-26
     5.16  Blue Sky Laws.........................................................   A-26
     5.17  Transition Agreement..................................................   A-26
     5.18  Continuity of Interest................................................   A-26
     5.19  Certain Agreements....................................................   A-26
     5.20  Indemnification.......................................................   A-26

                                       ARTICLE VI
                                CONDITIONS TO THE MERGER

     6.1   Conditions to Obligations of Each Party to Effect the Merger..........   A-26
     6.2   Additional Conditions to Obligations of Seller and the Company........   A-27
     6.3   Additional Conditions to the Obligations of Parent and Merger Sub.....   A-28

                                      ARTICLE VII
                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

     7.1   Survival of Representations and Warranties............................   A-29
     7.2   Escrow Arrangements...................................................   A-29


                                      (ii)

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                   PAGE
                                                                                   -----
                                      ARTICLE VIII
                           TERMINATION, AMENDMENT AND WAIVER

     8.1   Termination...........................................................   A-34
     8.2   Effect of Termination.................................................   A-35
     8.3   Amendment.............................................................   A-35
     8.4   Extension; Waiver.....................................................   A-35
     8.5   Notice of Termination.................................................   A-35

                                       ARTICLE IX
                                   GENERAL PROVISIONS

     9.1   Notices...............................................................   A-35
     9.2   Interpretation........................................................   A-37
     9.3   Counterparts..........................................................   A-37
     9.4   Entire Agreement; Assignment..........................................   A-37
     9.5   Severability..........................................................   A-37
     9.6   Other Remedies........................................................   A-38
     9.7   Governing Law; Venue..................................................   A-38
     9.8   Rules of Construction.................................................   A-38
     9.9   Specific Performance..................................................   A-38


                                     (iii)

                               INDEX OF EXHIBITS

   EXHIBIT                                                 DESCRIPTION
- --------------  --------------------------------------------------------------------------------------------------
Exhibit A-1     Form of Company Affiliate Agreement for the Seller

Exhibit A-2     Form of Company Affiliate Agreement for 1% Stockholders and Key Employees of the Company

Exhibit B       Form of Voting Agreement

Exhibit C       Form of Noncompetition Agreement: List of Parties Thereto

Exhibit D       Transition Agreement

Exhibit E       Form of Registration Rights Agreement

Exhibit F       Significant Stockholders

                                      (iv)

                      AGREEMENT AND PLAN OF REORGANIZATION


    This AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "AGREEMENT") was made and entered into as of May 28, 1996 and amended on July 25, 1996 and on July 26, 1996 among C-Cube Microsystems Inc., a Delaware corporation ("PARENT"), C-Cube Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB") DiviCom Inc., a Delaware corporation (the "COMPANY") and Sagem S.A., Sagem International and Tregor Electronique S.A., each a company organized under the laws of France, and Iena International S.A., a company organized under the laws of Luxembourg (collectively, "SELLER").


                                    RECITALS

    A. The Boards of Directors of each of the Company, Parent and Merger Sub believe it is in the best interests of each company and their respective stockholders that Parent acquire the Company through the statutory merger of the Company with and into Merger Sub (the "MERGER") and, in furtherance thereof, have approved the Merger.

    B. Pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company ("COMPANY CAPITAL STOCK") and all outstanding options and other rights to acquire or receive shares of Company Capital Stock shall be converted into the right to receive an amount of cash from Parent and a number of shares of Common Stock of Parent ("PARENT COMMON STOCK").

    C. A portion of the number of the shares of Parent Common Stock otherwise issuable by Parent to Significant Stockholders (as defined below) in connection with the Merger shall be placed in escrow by Parent, the release of which amount shall be contingent upon certain events and conditions.

    D. The Company, Parent, Merger Sub and Seller desire to make certain representations and warranties and other agreements in connection with the Merger.

    NOW,   THEREFORE,   in  consideration   of   the  covenants,   promises  and
representations set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject toand upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law ("DELAWARE LAW"), the Company shall be merged with and into Merger Sub, the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. Merger Sub as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

    1.2 EFFECTIVE TIME. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Merger (the "CLOSING") will take place as promptly as practicable, but no later than five (5) business days, following the satisfaction or waiver of the conditions set forth in Article VI, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, unless another place or time is agreed to by Parent, Seller and the Company. The date upon which the Closing actually occurs is herein referred to as the "CLOSING DATE." On the Closing Date, the appropriate parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (or like instrument) with the Secretary of State of the State of Delaware (the "CERTIFICATE OF MERGER") in accordance with the relevant provisions of applicable law (the time of acceptance by the Secretary of State of Delaware of such filing being referred to herein as the "EFFECTIVE TIME").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

        (a) Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Divicom Inc."

        (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving
Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Bylaws of the Surviving Corporation.

    1.6 MERGER CONSIDERATION; EFFECT ON CAPITAL STOCK. The consideration to be paid by Parent (including Parent Common Stock to be reserved for issuance upon exercise of any of the Company's options to be assumed by Parent) in exchange for the acquisition by Parent of all outstanding Company Capital Stock and all unexpired and unexercised options and warrants or any other rights to acquire Company Capital Stock shall not exceed the Aggregate Cash Amount, as defined below, plus the Aggregate Share Number, as defined below. No adjustment shall be made in the aggregate consideration to be paid in the Merger as a result of any cash proceeds received by the Company from the date hereof to the Closing Date pursuant to the exercise of options or warrants to acquire Company Capital Stock. Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder of any shares of the Company Capital Stock, the following shall occur:

        (a) CONSIDERATION FOR COMPANY CAPITAL STOCK. Upon the terms and subject to the conditions set forth below and throughout this Agreement, including, without limitation, the escrow provisions set forth in Article VII hereof, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time other than any Dissenting Shares (as defined and to the extent provided in Section 1.7(a)) will be canceled and extinguished and be converted automatically into the right to receive upon surrender of the certificate representing such share of Company Capital Stock in the manner provided in Section 1.8, without interest:

           (i) for each share of Company Capital Stock that is not subject to a right of repurchase at original purchase price (a "VESTED SHARE", with the opposite: being referred to herein as an "UNVESTED SHARE"), that number of shares of Parent Common Stock equal to the Vested Exchange Ratio, as defined below, and cash in the amount of the Per-Share Cash Payment, as defined below; or

           (ii) for each unvested share of Company Capital Stock, that number of shares of Parent Common Stock equal to the Unvested Exchange Ratio, as defined below.

        (b)  TREATMENT OF STOCK OPTIONS.

           (i) At the Effective Time, each option to purchase shares of Company Common Stock (each, a "COMPANY OPTION") then outstanding under the Company's 1993 Stock Option Plan or the Company's 1996 Stock Option Plan (collectively, the "OPTION PLANS"), to the extent such Company Option is unvested, shall be, in connection with the Merger, assumed by Parent. Each Company Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the related Option Plan and/or as provided in the respective option agreements governing such Company Option immediately prior to the Effective Time, except that
       (A) such Company Option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Unvested Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Unvested Exchange Ratio, rounded down to the nearest whole cent.

           (ii) Parent is not assuming Company Options that are vested as of the Effective Time, nor is Parent substituting its options for such vested Company Options. As a result, each such vested Option shall terminate and cease to be outstanding as of the Effective Time to the extent such option is not exercised on or before the Effective Time.

          (iii) It is the intention of the parties that the Company Options assumed by Parent qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent the Company Options qualified as incentive stock options immediately prior to the Effective Time.

          (iv) Promptly following the Effective Time, Parent will issue to each holder of an outstanding unvested Company Option a document evidencing the foregoing assumption of the unvested portion of such Company Option by Parent.

        (c) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation and each stock certificate of Merger Sub shall evidence ownership of such shares of capital stock of the Surviving Corporation.

        (d) ADJUSTMENTS TO EXCHANGE RATIOS. The Unvested Exchange Ratio and the Vested Exchange Ratio (collectively, the "EXCHANGE RATIOS"), shall be adjusted proportionally to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

        (e) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof, each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall be entitled to receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by the Average Price, as defined below.

        (f)  DEFINITIONS.

           (i) "AGGREGATE CASH AMOUNT" means $70,000,000.


           (ii) "AGGREGATE SHARE NUMBER" means (a) if the closing price of C-Cube Common Stock on the day before the closing is greater than $21.37, the quotient (rounded to the nearest share) obtained by dividing (i) $130,000,000 by (ii) the lesser of (x) $53.89 (which would result in a quotient of 2,412,321 shares) and (y) the average of the closing prices of a share of Parent Common Stock on the Nasdaq National Market, or the national securities exchange on which Parent's Common Stock is then traded, for the twelve (12) trading days immediately preceding the date of the Company's stockholder meeting (the "Company Meeting") at which the Merger and the other transactions contemplated by this Agreement are submitted for approval (the "Average Price"); provided, however, that if the quotient obtained thereby is greater than 2,680,412, the quotient shall be deemed to be 2,680,412 or (b) if the Closing Price of C-Cube Common Stock on the day before the closing (the "Closing Price") is greater than $18.00 and less than or equal to $21.37, the quotient (rounded to the nearest share) obtained by dividing $57,272,727 by such Closing Price. Notwithstanding anything herein to the contrary, additional shares of Parent Common Stock shall be issuable in connection with payments to holders of unvested Company Options and unvested Company Common Stock pursuant to the Unvested Exchange Ratio.


          (iii) "PER-SHARE CASH AMOUNT" means the quotient obtained by dividing the Aggregate Cash Amount by the number of vested shares of Company Capital Stock outstanding immediately prior to the Effective Time that are held by "Non-Electing Stockholders" (as defined below). To determine cash paid to a particular stockholder, the Per Share Cash Amount shall be multiplied by the number of Vested Shares held by a Non-Electing Stockholder and then rounded to the nearest whole cent.

          (iv) "PRICE PER DIVICOM SHARE" means the quotient obtained by dividing
       (a) the sum of (i) the Aggregate Cash Amount and (ii) the product of the Aggregate Share Number multiplied by the Average Price, by (b) 35,750,000.

           (v)  "STOCK  PORTION   OF  PRICE"  means   the  amount  obtained   by
       substracting the Per Share Cash Amount from the Price Per DiviCom Share.

          (vi) "VESTED EXCHANGE RATIO" means the quotient obtained by dividing the Stock Portion of Price by the Average Price.

          (vii) "UNVESTED EXCHANGE RATIO" means the quotient obtained by dividing the Price Per DiviCom Share by the Average Price.


         (viii) "NON-ELECTING STOCKHOLDERS" are those Company stockholders holding vested shares of Company stock who did not submit to the Company, on or before the Company Meeting, their written election to receive the Unvested Exchange Ratio with respect to those Vested Shares. Holders may elect to receive the Unvested Exchange Ratio solely with respect to Vested Shares of DiviCom Common Stock.


    1.7  DISSENTING SHARES.

        (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive the Merger consideration pursuant to Section 1.6, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

        (b) Notwithstanding the provisions of subsection (a), if any holder of shares of Company Capital Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger consideration as provided in Section 1.6, without interest thereon, upon surrender of the certificate representing such shares.

        (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Capital Stock, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of capital stock of the Company or offer to settle or settle any such demands.

        (d) The Company shall be solely responsible for all payments made in respect of Dissenting Shares and all related expenses, including attorneys' fees, and such liability will be automatically assumed by the Surviving Corporation.

    1.8  SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. Prior to the Effective Time, Parent shall designate Boston Equiserve to act as exchange agent or appoint an employee or employees of the Parent to act in the capacity of the exchange agent and escrow agent (as applicable, the "EXCHANGE AGENT" and the "ESCROW AGENT") in the Merger.

        (b) PARENT TO PROVIDE MERGER CONSIDERATION. On the business day in which the Effective Time occurs as to the cash portion of the Merger consideration, and promptly after the Effective Time as to the non-cash portion of the Merger consideration, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, the aggregate Merger consideration payable pursuant to Section 1.6 in exchange for outstanding shares of Company Capital Stock; provided that, on behalf of the Significant Stockholders, Parent shall withhold and deposit into an escrow account a number of shares of Parent Common Stock equal to 10% of the aggregate number of shares of Parent Common Stock otherwise payable to holders of at least 1% of the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time on a fully diluted, as if converted to Common Stock basis with respect to all options to acquire such stock (collectively, the "ESCROW AMOUNT"). Parent will deduct and deposit with the Escrow Agent the Escrow Amount solely from the aggregate Merger consideration payable to such stockholders (the "SIGNIFICANT STOCKHOLDERS"). The portion of the Escrow Amount withheld and deposited into escrow on behalf of a Significant Stockholder shall be equal to 10% of the number of shares that such Significant Stockholder would otherwise be entitled to receive under Section 1.6. No portion of the Escrow Amount shall be contributed in respect of any Company Options or on behalf of any holder of Company Capital Stock that is not a Significant Stockholder.

        (c)  EXCHANGE PROCEDURES.

           (i) Prior to the Effective Time, Parent shall cause to be delivered to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii)
       instructions for use in effecting the surrender of such holder's certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock in exchange for the Merger consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, at the Closing, the holder of such Certificate shall be entitled to receive in exchange therefor, the cash portion of the Merger consideration at the Closing and the non-cash portion of the Merger consideration promptly thereafter (subject to the escrow provisions set forth in Article VII hereof), plus cash in lieu of fractional shares in accordance with Section 1.6, to which such holder is entitled pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Payments of cash to Seller and the Significant Stockholders pursuant to this Section 1.8(c)(i) shall be made by wire transfer of same day funds to accounts notified by them to Parent not less than 2 business days prior to the Effective Time.

           (ii) As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article VII hereof, Parent shall cause to be distributed to the Escrow Agent (as defined in Article VII) that portion of the Merger consideration equal to the Escrow Amount. Any shares of Parent Common Stock held by the Escrow Agent shall be registered in the name of the Escrow Agent and such shares shall be beneficially owned by the holders on whose behalf such shares were deposited in the Escrow Fund and shall be available to compensate Parent as provided in Article VII. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence only the right to receive the Merger consideration in respect of each such share (subject to the escrow provisions set forth in Article VII hereof).

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends (including stock dividends) or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered or if any payment is to be made to a person other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance or payment thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange or payment will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

        (f)   PAYMENTS  WITH RESPECT TO  UNEXCHANGED SHARES.   No interest shall
    accrue or be payable with respect to the Merger consideration payable on any unexchanged shares of Company Capital Stock.

        (g)  NO  LIABILITY.  Notwithstanding  anything to the  contrary in  this
    Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    1.9 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All amounts paid upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and the Merger consideration shall be delivered to the person entitled thereto (subject to the escrow provisions set forth in Article VII hereof).

    1.10 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such amount of cash and shares of Parent Common Stock, as may be required pursuant to Section 1.6; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum or provide such other assurances as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.11 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE"). Concurrently with the execution of this agreement, counsel to Parent and the Company have provided assurances satisfactory to Parent and the Company to the effect that, as currently structured, the Merger will constitute such a reorganization.

    1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, Parent or the Surviving Corporation reasonably determines that any deeds, assignments, or instruments or confirmations of transfer are necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub or to vest Parent with a one hundred percent (100%) ownership interest in the Surviving Corporation or any of its assets, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary or desirable action.

    1.13 AMENDMENT OF COMPANY CHARTER. Immediately prior to the Effective Time, the Company will amend its Certificate of Incorporation to eliminate the preferential rights, if any, of holders of Preferred Stock of the Company (i) to receive Merger consideration and, (ii) as more fully described in Section 2.1(7) of the Company Disclosure Letter.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are disclosed by the Company in the schedules delivered simultaneously herewith (the "COMPANY SCHEDULES") and dated as of the date hereof:

    2.1 ORGANIZATION OF THE COMPANY. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the business, assets (including intangible assets), financial condition, results of operations or prospects of the Company. The Company has delivered a true and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, to Parent.

    2.2  COMPANY CAPITAL STRUCTURE.

        (a) The authorized capital stock of the Company consists of 35,750,000 (to be promptly increased to 35,950,000) shares of Common Stock, of which, as of May 23, 1996, 11,062,558 shares are issued and outstanding and 21,288,000 of authorized Preferred Stock. The authorized Preferred Stock consists of 15,788,000 shares of Series A Preferred Stock, of which 15,788,000 shares are issued and outstanding and 5,500,000 shares of Series B Preferred Stock, of which 5,500,000 shares are issued and outstanding. The Company Capital Stock is held of record by the persons, with the addresses of record and in the amounts set forth on Schedule 2.2(a). All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of the Company or any agreement to which the Company is a party or by which it is bound.

        (b) The Company has reserved 13,289,999 shares of Common Stock for issuance to employees and consultants pursuant to the Company's Option Plans, of which as of May 23, 1996 3,132,817 shares are subject to outstanding, unexercised options and 266,625 shares remain available for future grant (to be promptly increased by 200,000). The Company has not reserved any shares of Common Stock for issuance upon exercise of outstanding Company Options granted outside the Option Plans. Schedule 2.2(b) sets forth for each outstanding Company Option the name of the holder of such option, the domicile address of such holder, the number of shares of Common Stock subject to such option, the exercise price of such option and the vesting schedule for such option, including the extent vested to date and whether the exercisability of such option will be accelerated and become exercisable by the transactions contemplated by this Agreement. Except for the Company Options described in Schedule 2.2(b), there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company. Except for the Company Options described in Schedule 2.2(b), there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

    2.3 SUBSIDIARIES. Except as disclosed in Schedule 2.3, the Company does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

    2.4 AUTHORITY. Subject only to the requisite approval of the Merger and this Agreement by the Company's stockholders, the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The vote required of the Company's stockholders to duly approve the Merger and this Agreement is that number of shares as would constitute (a) a majority of the outstanding shares of the Common Stock and Preferred Stock, voting together as a single class (with each share of Preferred Stock being entitled to a number of votes equal to the number of whole shares of Common Stock into which such share of Preferred Stock could be converted on the record date for the vote), and (b) two-thirds (b) of the outstanding Preferred Stock voting separately as a single class. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the Company's stockholders. The Company's Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms. Except as set forth on
Schedule 2.4, subject only to the approval of the Merger and this Agreement by the Company's stockholders, the execution and delivery of this Agreement by the Company does not, and, as of the Effective Time, the consummation of the transactions contemplated hereby will not, conflict with, or result in any material violation of, or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under (any such event, a "CONFLICT") (i) any provision of the Certificate of Incorporation or Bylaws of the Company or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its properties or assets. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission ("GOVERNMENTAL ENTITY") or any third party (so as not to trigger any Conflict), is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State,

(ii) the filing of the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") and compliance with the provisions of the HSR Act, (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, (iv) such as may be required solely by virtue of Parent's status and (v) such other consents, waivers, authorizations, filings, approvals and registrations which are set forth on Schedule 2.4.

    2.5  COMPANY FINANCIAL STATEMENTS.

        (a) Schedule 2.5(a) sets forth the Company's audited balance sheet as of December 31, 1995 and the related audited statements of operations and cash flows for the twelve-month period then ended and the Company's unaudited balance sheet as of March 31, 1996 (the "BALANCE SHEET") and the related unaudited statements of operations and cash flows for the three-month period then ended (collectively, the "COMPANY FINANCIALS"). The Company Financials have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other. The Company Financials present fairly, in all material respects, the financial condition and operating results of the Company as of the dates and during the periods indicated therein, subject, in the case of the unaudited financial statements, to the absence of footnotes and to normal year-end adjustments, which will not be material in amount or significance.

        (b) The  financial projections  of  the Company  set forth  in  Schedule
    2.5(b) (the "PROJECTIONS") were prepared in good faith and based on the assumptions set forth therein, which assumptions the Company's management believes to be reasonable.

    2.6 NO UNDISCLOSED LIABILITIES. As of the date hereof, except as set forth in Schedule 2.6, the Company does not have any material liability, indebtedness, obligation, expense or claim, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), which individually or in the aggregate, (i) has not been reflected in the Balance Sheet, or (ii) has not arisen in the ordinary course of the Company's business since March 31, 1996, consistent with past practices.

    2.7 NO CHANGES. Except as contemplated by this Agreement or specifically in order to effect the transactions contemplated hereby, or as set forth in
Schedule 2.7, since March 31, 1996, there has not been, occurred or arisen any:

        (a) transaction by the Company except in the ordinary course of business as conducted on that date and consistent with past practices;

        (b) amendments or changes to the Certificate of Incorporation or Bylaws of the Company;

        (c) capital expenditure or commitment by the Company of $500,000 in any individual case or $1,500,000 in the aggregate;

        (d) destruction of, damage to or loss of any material assets, business or customer of the Company (whether or not covered by insurance);

        (e) labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

        (f) change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

        (g) revaluation by the Company of any of its assets;

        (h) declaration, setting aside or payment of a dividend or other distribution with respect to the capital stock of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its capital stock, other than the repurchase of unvested shares of Company Capital Stock at cost pursuant to arrangements with terminated employees;

        (i) increase in the salary or other compensation payable or to become payable by the Company to any of its officers, directors, employees or advisors, or the declaration, payment or commitment or obligation of any kind for the payment, by the Company, of a bonus or other additional salary or compensation to any such person except as otherwise contemplated by this Agreement;

        (j) acquisition, sale, lease, license or other disposition of any of the assets or properties of the Company, except in the ordinary course of business as conducted on that date and consistent with past practices;

        (k) amendment or termination of any material contract, agreement or license to which the Company is a party or by which it is bound other than termination by the Company pursuant to the terms thereof;

        (l) loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices;

        (m) waiver or release of any right or claim of the Company, including any write-off or other compromise of any account receivable of the Company other than in the ordinary course of business and consistent with past practice and which are not, individually or in the aggregate, material;

        (n) commencement or notice or threat of commencement of any lawsuit or proceeding against or investigation of the Company or its affairs;

        (o) notice of any claim of ownership by a third party of any of the Company Intellectual Property Rights (as defined in Section 2.11 below) or of infringement by the Company of any third party's proprietary rights;

        (p) issuance or sale by the Company of any of its shares of capital stock, or securities exchangeable, convertible or exercisable therefor, or of any other of its securities, other than (i) issuance of Company Common Stock upon the exercise of outstanding options and (ii) issuance of options previously approved in writing by Parent to employees in the ordinary course of business pursuant to the Company's 1993 and 1996 Stock Option Plans as described in Section 2.2(b);

        (q) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed Intellectual Property to the Company;

        (r) material event or material condition of an adverse nature affecting the business or results of operations of the Company; or

        (s) negotiation or agreement by the Company or any officer or employees thereof to do any of the things described in the preceding clauses (a) through (r) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

    2.8  TAX AND OTHER RETURNS AND REPORTS.

        (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" or, collectively, "TAXES," means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

        (b)  TAX RETURNS AND AUDITS.  Except as set forth in Schedule 2.8:

           (i) The Company as of the Effective Time will have prepared and filed all required federal, state, local and foreign returns, estimates, information statements and reports ("Returns") (after giving effect to any extensions of due dates which are set forth in Schedule 2.8) relating to any and all Taxes concerning or attributable to the Company or its operations and, to the Company's knowledge, such Returns have been completed in accordance with applicable law;

           (ii) The Company as of the Effective Time (A) will have paid or accrued all Taxes it is required to pay or accrue and (B) will have withheld with respect to its employees all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld;

          (iii) The Company is not delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against the Company, nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax;

          (iv) No audit or other examination of any Return of the Company is presently in progress, nor has the Company been notified of any request for such an audit or other examination;

           (v) The Company does not have any liabilities for unpaid federal, state, local and foreign Taxes as of March 31, 1996 which have not been accrued or reserved against in accordance with U.S. GAAP on the Balance Sheet, whether asserted or unasserted, contingent or otherwise, and the Company has no knowledge of any basis for the assertion of any such liability attributable to the Company, its assets or operations;

          (vi) The Company has provided to Parent copies of all federal and state income and all state sales and use Tax Returns for all periods since the date of Company's incorporation;

          (vii) There are (and as of immediately following the Closing there will be) no liens, pledges, charges, claims, security interests or other encumbrances of any sort ("LIENS") on the assets of the Company relating to or attributable to Taxes, other than Liens for Taxes not yet due and payable;

         (viii) None of the Company's assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code;

          (ix) As of the Effective Time, there will not be any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code;

           (x) The Company has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company;

          (xi) The Company is not a party to a tax sharing or allocation agreement nor does the Company owe any amount under any such agreement; or

          (xii) The Company is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

    2.9 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has or reasonably would be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company. Without limiting the foregoing, the Company has not entered into any agreement (noncompete or otherwise) under which the Company is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market (except as expressly contemplated by the Transition Agreement).

    2.10  TITLE TO PROPERTIES; ABSENCE OF LIENS AND ENCUMBRANCES.

        (a) The Company owns no real property, nor has it ever owned any real property. Schedule 2.10(a) sets forth a list of all real property currently leased by the Company, the name of the lessor and the date of the lease and each amendment thereto and, with respect to any current lease, the aggregate annual rental and other fees payable under any such lease. All such current leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company's knowledge, by any lessor.

        (b) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens (as defined in Section 2.8(b)(vii)), except as reflected in the Company Financials or in Schedule 2.10(b) and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

        (c)  The equipment owned  or leased by the  Company (the "EQUIPMENT") is
    (i) adequate for the conduct of the business of the Company as currently conducted and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.

    2.11  INTELLECTUAL PROPERTY.

        (a) The Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Company Registered Intellectual Property (as defined below) and all patented or patentable inventions, trademarks, trade names, service marks, copyrighted or copyrightable materials, maskworks, net lists, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are used in the business of the Company as currently conducted or as proposed to be conducted by the Company as of the date hereof (collectively, the "COMPANY INTELLECTUAL PROPERTY RIGHTS"). Following the Closing, the Company Intellectual Property Rights will have been transferred to Merger Sub and Merger Sub will own or will be entitled to use and be able to exercise the Company Intellectual Property Rights without any additional consideration.

        (b) Schedule 2.11(a) sets forth a complete list of all United States and foreign patents, patent applications, registered and material unregistered trademarks, registered copyrights, trade names and service marks and any other registered intellectual property rights, and any applications therefor, owned by, or exclusively licensed to, the Company (the "COMPANY REGISTERED INTELLECTUAL PROPERTY RIGHTS"), and specifies, where applicable, the jurisdictions in which each such Company Registered Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners.
    Schedule 2.11(b) sets forth a complete list of all licenses, sublicenses and other agreements (excluding object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same ("End-User Licenses")) to which the Company is a party and pursuant to which either (i) the Company is granted any rights with respect to any patents, copyrights, trade secrets, trademarks or other proprietary rights of any third party or (ii) the Company has granted to any third party rights to any of the Company Intellectual Property Rights, and includes the identity of all parties thereto. The execution and delivery of this Agreement by the Company, and the consummation of the transactions contemplated hereby, will neither cause the Company to be in violation or default under any such license, sublicense or agreement, nor entitle any other party to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement, nor require the Company to repay any funds already received by it from a third party. Except as set forth in Schedules 2.11(a) or 2.11(b), the Company is the licensee or sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Liens), the Company Intellectual Property Rights, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. Following the Closing, all such licenses, sublicenses and agreements will have been transferred to Merger Sub and Merger Sub will be able to exercise all rights of the Company under such licenses, sublicenses and agreements without payment by any party or the Surviving Corporation of any additional consideration.

        (c) No claims with respect to the Company Intellectual Property Rights have been asserted or are, to the Company's knowledge, threatened by any person, nor are there any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any of the products or processes of the Company infringes on any copyright, patent, trade mark, service mark, trade secret or other proprietary right, (ii) against the use by the Company of any trademarks, service marks, trade names, trade secrets, copyrights, maskworks, patents, technology, know-how or computer software programs and applications used in the Company's business as currently conducted or as proposed to be conducted by the Company, or (iii) challenging the ownership by the Company, or the validity or effectiveness of any of the Company Intellectual Property Rights. All registered trademarks, service marks and copyrights held by the Company are valid and subsisting. Except as set forth in Section 2.11(c) of the Disclosure Letter, the business of the Company as currently conducted or as currently proposed to be conducted by the Company has not and does not infringe on any proprietary right of any third party. To the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any stockholder of the Company. No Company Intellectual Property Right or product of the Company or any of its subsidiaries is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the practice or licensing thereof by the Company. Except as set forth in Section 2.11(c) of the Disclosure Letter, each current and former employee of and consultant to the Company has executed a proprietary information and confidentiality agreement substantially in the Company's standard forms.

        (d) There has been no conveyance or other transfer of intellectual property by the Company to any of its stockholders (other than Parent, Seller and any corporate affiliate of Seller), except pursuant to instruments identified in this Agreement and the Schedules and Exhibits hereto.

    2.12   AGREEMENTS,  CONTRACTS AND  COMMITMENTS.    Except as  set  forth  on
Schedule 2.11, 2.12(a) or 2.20, the Company does not have, is not a party to nor is it bound by any of the following executory contracts:

        (i) any collective bargaining agreements;

        (ii) any agreements or arrangements that contain any severance pay or post-employment liabilities or obligations;

       (iii) any bonus, deferred compensation, pension, profit sharing or retirement plans, or any other employee benefit plans or arrangements;

       (iv) any employment or consulting agreement, contract or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, under which a firm or other organization provides services to the Company;

        (v) any agreement or plan, including, without limitation, any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

       (vi) any fidelity or surety bond or completion bond;

       (vii) any lease of personal property having a value individually in excess of $200,000;

      (viii) any agreement of indemnification or guaranty, other than intellectual property indemnities, warranties and other customary indemnification provisions included in commercial contracts disclosed in the Schedules;

       (ix) any agreement, contract or commitment containing any covenant limiting the freedom of the Company to engage in any line of business or to compete with any person;

        (x) any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $500,000 individually or $1,500,000 in the aggregate and excluding contracts in which the Company's obligation to sell product requires it to procure such components in the ordinary course of its business in order to sell it;

       (xi) any agreement relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the Company's business;

       (xii) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit, including guaranties referred to in clause
    (viii) hereof;

      (xiii) any purchase order or contract for the purchase of raw materials involving $250,000 or more outside of the ordinary course of the Company's business;

      (xiv) any construction contracts;

       (xv) any distribution, joint marketing or development agreement;

      (xvi) any agreement, contract or commitment pursuant to which the Company has granted or may grant in the future, to any party a source code license or option or other right to use or acquire source code;

      (xvii) any agreement, contract or commitment with any customer which, during the last two (2) fiscal years of the Company, accounted for, or is expected to account for, more than ten percent (10%) of the Company's revenue or trade payables; or

     (xviii) any other agreement not disclosed pursuant to the above clauses that involves $250,000 or more or is not cancelable without penalty within thirty (30) days.

    Except for such alleged breaches, violations and defaults, and events that would constitute a breach, violation or default with the lapse of time, giving of notice, or both, as are all noted in Schedule 2.12(b), the Company has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any agreement, contract or commitment required to be set forth on Schedule 2.11(b) or Schedule 2.12(a) (any such agreement, contract or commitment, a "CONTRACT"). Each Contract is in full force and effect and, except as otherwise disclosed in Schedule 2.12(b), is not subject to any default thereunder of which the Company has knowledge by any party obligated to the Company pursuant thereto.

    2.13 INTERESTED PARTY TRANSACTIONS. Except as set forth on Schedule 2.13, to the Company's knowledge, no officer, director or affiliate (as defined under Regulation C under the Securities Act of 1933, as amended) of the Company (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an economic interest), has or has had, directly or indirectly, (i) an economic interest in any entity which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or proposes to furnish or sell, or (ii) an economic interest in any entity that purchases from or sells or furnishes to, the Company, any goods or services or (iii) a beneficial interest in any contract or agreement set forth in Schedule 2.11(b) or Schedule 2.12(a); provided, that (x) ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation and no more than five percent (5%) of the outstanding equity of any other entity shall not be deemed an "economic interest in any entity" for purposes of this Section 2.13 and (y) this provision shall only apply if the terms and conditions applicable to the subject relationship are materially less favorable to the Company than the terms and conditions that could be obtained in an arms-length relationship.

    2.14 COMPLIANCE WITH LAWS. The Company has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any foreign, federal, state or local statute, law or regulation.

    2.15 LITIGATION. Except as set forth in Schedule 2.15, there is no action, suit or proceeding of any nature pending or to the Company's knowledge threatened against the Company, its properties or any of its officers or directors, in their respective capacities as such. Except as set forth in
Schedule 2.15, to the Company's knowledge, there is no investigation pending or threatened against the Company, its properties or any of its officers or directors by or before any governmental entity, nor is there any basis therefor.
Schedule 2.15 sets forth, with respect to any pending or threatened action, suit, proceeding or investigation, the forum, the parties thereto, the subject matter thereof and the amount of damages claimed or other remedy requested. No governmental entity has at any time challenged or questioned the legal right of the Company to manufacture, offer or sell any of its products in the present manner or style thereof.

    2.16 INSURANCE. Except as set forth in Schedule 2.16, the Company maintains insurance of the types and in the amounts customary for companies of its size and in its business as disclosed on Schedule 2-16, which insurance is identified in schedule 2.16. With respect to the insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, there is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

    2.17 MINUTE BOOKS. The minute books of the Company made available to counsel for Parent are the only minute books of the Company and contain a reasonably accurate summary of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of the Company.

    2.18  ENVIRONMENTAL MATTERS.

    (a) HAZARDOUS MATERIAL. The Company has not: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable federal, state or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a "HAZARDOUS MATERIAL"), but excluding office and janitorial supplies properly and safely maintained. No Hazardous Materials are present, as a result of the deliberate actions of the Company, or, to the Company's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

    (b) HAZARDOUS MATERIALS ACTIVITIES. The Company has not transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as "HAZARDOUS MATERIALS ACTIVITIES") in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

    (c) PERMITS. The Company currently holds all environmental approvals, permits, licenses, clearances and consents (the "ENVIRONMENTAL PERMITS") necessary for the conduct of the Company's Hazardous Material Activities and other businesses of the Company as such activities and businesses are currently being conducted.

    (d) ENVIRONMENTAL LIABILITIES. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company's knowledge, threatened concerning any Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company. The Company is not aware of any fact or circumstance which could involve the Company in any environmental litigation or impose upon the Company any environmental liability.

    2.19 BROKERS' AND FINDERS' FEES. Except as set forth on Schedule 2.19, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Schedule 2.19 sets forth the principal terms and conditions of any agreement, written or oral, with respect to such fees.

    2.20  EMPLOYEE MATTERS AND BENEFIT PLANS.

    (a) DEFINITIONS. With the exception of the definition of "Affiliate" set forth in Section 2.20(a)(i) below (such definition shall only apply to this Section 2.20), for purposes of this Agreement, the following terms shall have the meanings set forth below:

        (i) "AFFILIATE" shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or
    (o) of the Code and the regulations thereunder;

        (ii) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

       (iii) "COMPANY EMPLOYEE PLAN" shall refer to any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including without limitation, each "employee benefit plan," within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any Affiliate for the benefit of any "Employee" (as defined below), and pursuant to which the Company or any Affiliate has or may have any material liability contingent or otherwise;

       (iv) "EMPLOYEE" shall mean any current, former, or retired employee, officer, or director of the Company or any Affiliate;

        (v) "EMPLOYEE AGREEMENT" shall refer to each management, employment, severance, consulting, relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Affiliate and any Employee or consultant;

       (vi) "IRS" shall mean the Internal Revenue Service;

       (vii) "MULTIEMPLOYER PLAN" shall mean any "Pension Plan" (as defined below) which is a "multiemployer plan," as defined in Section 3(37) of ERISA; and

      (viii) "PENSION PLAN" shall refer to each Company Employee Plan which is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA.

    (b) SCHEDULE. Schedule 2.20(b) contains an accurate and complete list of each Company Employee Plan and each Employee Agreement, together with a schedule of all material liabilities, whether or not accrued, under each such Company Employee Plan or Employee Agreement. Except as disclosed in Schedule 2.20(b), the Company does not have any stated plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent required by law or to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

    (c) DOCUMENTS. The Company has provided to Parent (i) correct and complete copies of all documents embodying or relating to each Company Employee Plan and each Employee Agreement including all amendments thereto and written interpretations thereof; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan or related trust; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting, if any, of Company Employee Plan assets; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Company Employee Plan; (vi) all IRS determination letters and rulings relating to Company Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL"), if any, with respect to any Company Employee Plan; (vii) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company; and (viii) all registration statements and prospectuses prepared in connection with each Company Employee Plan.

    (d) EMPLOYEE PLAN COMPLIANCE. Except as set forth on Schedule 2.20(d), (i) the Company has performed in all material respects all obligations required to be performed by it under each Company Employee Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in substantial compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA or the Code;
(ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan;
(iii) there are no actions, suits or claims pending, or, to the knowledge of the Company, threatened or anticipated (other than routine claims for benefits and proceedings with respect to qualified domestic relations orders) against any Company

Employee Plan or against the assets of any Company Employee Plan; and (iv) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Company, Parent or any of its Affiliates (other than ordinary administration expenses typically incurred in a termination event); (v) there are no inquiries or proceedings pending or, to the knowledge of the Company or any affiliates, threatened by the IRS or DOL with respect to any Company Employee Plan; and (vi) neither the Company nor any Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Section 4975 through 4980 of the Code.

    (e) PENSION PLANS. The Company does not now, nor has it ever, maintained, established, sponsored, participated in, or contributed to, any Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

    (f) MULTIEMPLOYER PLANS. At no time has the Company contributed to or been requested to contribute to any Multiemployer Plan.

    (g)    NO POST-EMPLOYMENT  OBLIGATIONS.   Except  as  set forth  in Schedule
2.20(g), no Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee benefits to any Employee upon his or her retirement or termination of employment for any reason, except as may be required by statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) that such Employee(s) would be provided with life insurance, medical or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by statute.

    (h)  EFFECT OF TRANSACTION.

        (i) Except as provided in Section 1.6 of this Agreement or as set forth on Schedule 2.20(h)(i), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

        (ii) Except as set forth on Schedule 2.20(h)(ii), no payment or benefit which will or may be made by the Company or Parent or any of their respective affiliates with respect to any Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

    (i) EMPLOYMENT MATTERS. The Company (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

    (j) LABOR. No work stoppage or labor strike against the Company is pending or, to the best knowledge of the Company, threatened. Except as set forth in
Schedule 2.20(j), the Company is not involved in or, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the
aggregate,    result    in    liability   to    the    Company.    Neither   the

Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act which would, individually or in the aggregate, directly or indirectly result in a liability to the Company. Except as set forth in Schedule 2.20(j), the Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company.

    2.21 COMPLETE COPIES OF MATERIALS. The Company has delivered or made available to Parent true and complete copies of each agreement, contract, commitment or other document (or summaries of same) that is referred to in the Company Schedules or that has been requested by Parent or its counsel.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub represent and warrant to Seller and the Company as follows:

    3.1 ORGANIZATION, STANDING AND POWER. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby.

    3.2 AUTHORITY. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligations of Parent and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement by Parent does not, and, as of the Effective Time, the consummation of the transactions contemplated hereby will not, conflict with (i) any provision of the Certificate of Incorporation or Bylaws of Parent, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets.

    3.3  CAPITAL STRUCTURE.

    (a) The authorized stock of Parent consists of 150,000,000 shares of Common Stock, of which 33,038,821 shares were issued and outstanding as of April 30, 1996, and 5,000,000 shares of Preferred Stock, none of which is issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, 1,000 shares of which, as of the date hereof, are issued and outstanding and are held by Parent. All such shares have been duly authorized, and all such issued and outstanding shares have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. Under Parent's stock option plans, an aggregate of 6,276,728 options to purchase Parent Common Stock were outstanding as of April 30, 1996 and an aggregate of 4,586,164 such options are currently available for grant.

    (b) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and non-assessable. All of such shares will be issued in compliance with applicable state and federal securities laws (subject to the provisions of Rule 145 and the Affiliates Agreements, where applicable).

    3.4    CASH  CONSIDERATION.   Parent  currently  has available,  and  at the
Effective Time of the Merger will continue to have available, sufficient cash to enable it to perform its obligations under this Agreement.

    3.5 SEC DOCUMENTS; PARENT FINANCIAL STATEMENTS. Parent has furnished or made available to the Company true and complete copies of all reports or registration statements filed by it with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "EXCHANGE ACT") for all periods subsequent to the year ended December 31, 1993, all in the form so filed (all of the foregoing being collectively referred to as the "SEC DOCUMENTS"). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. Except for the SEC Documents, there have been no filings required under the Exchange Act or the Securities Act of 1933, as amended, in respect of Parent, nor have there been any amendments required to be filed in respect of the SEC Documents. The financial statements of Parent, including the notes thereto, included in the SEC Documents (the "PARENT FINANCIAL STATEMENTS")
comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and present fairly the consolidated financial position of Parent at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments). There has been no change in Parent accounting policies except as described in the notes to the Parent Financial Statements.

    3.6 NO MATERIAL ADVERSE CHANGE. Since the date of the balance sheet included in the Parent's most recently filed SEC Document, Parent has conducted its business in the ordinary course and there has not occurred: (a) any material adverse change in the financial condition, liabilities, assets or business of Parent; (b) any amendment or change in the Certificate of Incorporation (other than to increase the authorized shares of Parent Common Stock from 50,000,000 to 150,000,000 shares) or Bylaws of Parent; or (c) any damage to, destruction or loss of any assets of the Parent, (whether or not covered by insurance) that materially and adversely affects the financial condition or business of Parent.

    3.7 LITIGATION. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Parent has received any notice of assertion against Parent which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or that would have a material adverse effect on the business, assets (including intangible assets), financial condition, prospects or results of operations of Parent and its subsidiaries, taken as whole.

    3.8 REGISTRATION STATEMENT ON FORM S-4. As of its filing date, the Registration Statement, as defined below, will comply in all material respects with the requirements of the Exchange Act, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they are made, not misleading, except to the extent corrected by a subsequently filed document with the SEC. The financial statements of Parent, including the notes thereto, included in the Registration Statement will comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, will have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto) and will present fairly the consolidated financial position of Parent at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments).

    3.9 COMPLIANCE WITH LAWS. Parent has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any foreign, federal, state or local statute, law or regulation.

    3.10 BROKERS' AND FINDERS' FEES; THIRD PARTY EXPENSES. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS OF THE COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company agrees (except to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time. The Company shall promptly notify Parent of any materially negative event related to the Company or its business. Except as expressly contemplated by this Agreement or disclosed in Schedule 4.1, the Company shall not, without the prior written consent of Parent, which consent shall not be unreasonably withheld:

        (a) Enter into any commitment or transaction not in the ordinary course of business;

        (b) Transfer to any person or entity any rights to the Company Intellectual Property Rights (other than pursuant to End-User Licenses in the ordinary course of business);

        (c) Enter into or amend any agreements pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company;

        (d) Amend or otherwise modify (or agree to do so), except in the ordinary course of business, or violate the terms of, any of the agreements set forth or described in the Company Schedules;

        (e) Commence any litigation;

        (f) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock (or options, warrants or other rights exercisable therefor other than repurchases of employees' restricted shares upon termination of their employment pursuant to existing arrangements and consistent with past practices);

        (g) Issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, except for (i) the issuance of Company Common Stock upon the exercise of outstanding Options, and (ii) the issuance of heretofore authorized options to employees in the ordinary course of business pursuant to the Company's Option Plans as described in Section 2.2(b);

        (h) Cause or permit any amendments to its Certificate of Incorporation (except as described in Section 1.13 and Section 2.2(a)) or Bylaws;

        (i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets in an amount in excess of $200,000 in the case of a single transaction or in excess of $500,000 in the aggregate;

        (j) Sell, lease, license or otherwise dispose of any of its properties or assets, except in the ordinary course of business;

        (k) Incur any indebtedness for borrowed money without prior consultation or guarantee any such indebtedness or issue or sell any debt securities of the Company or guarantee any debt securities of others;

        (l) Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to standard written agreements outstanding on the date hereof or the Company's pre-existing severance policy as disclosed herein;

        (m) Adopt or amend any employee benefit plan, or enter into any employment contract, extend employment offers, pay or agree to pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees, other than as disclosed in Schedule 2.7;

        (n) Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

        (o) Pay, discharge or satisfy, in an amount in excess of $100,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the Company Financial Statements or the notes thereto or that arose in the ordinary course of business subsequent to March 31, 1996, or expenses consistent with the provisions of this Agreement incurred in connection with any transaction contemplated hereby;

        (p) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; or

        (q) Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (p) above, or any other action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

    4.2 NO SOLICITATION. Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1:

        (a) The Company will not (nor will the Company permit any of the Company's officers, directors, agents, representatives or affiliates to) directly or indirectly, take any of the following actions with any party other than Parent and its designees: (i) solicit, conduct discussions with, engage in or continue with negotiations with any person relating to the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets, (ii) provide information with respect to it to any person, other than Parent, relating to the possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets, (iii) enter into an agreement with any person, other than Parent, providing for the acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets or (iv) make or authorize any statement, recommendation or solicitation in support of any possible acquisition of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets by any person, other than by Parent.

          In addition to the foregoing, if the Company receives after the date hereof and prior to the Effective Time or the termination of this Agreement any offer or proposal relating to any of the above, the Company shall promptly notify Parent thereof, including information as to the identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request; and

        (b) Parent will not (nor will Parent permit any of Parent's officers, directors, agents, representatives or affiliates to) directly or indirectly, take any of the following actions with any party other than the Company and its designees: (i) solicit, conduct discussions with, engage in or continue with negotiations with any person relating to the possible acquisition (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) of any entity conducting a business substantially the same as that currently conducted by the Company or any material portion of such entity or its capital stock or assets, or (ii) enter into an agreement with any person providing for the acquisition of any such entity (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets.

    4.3 STRATEGIC AGREEMENTS. The Company agrees that it will not enter into any strategic alliance, joint development or joint marketing agreement during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time without the prior written consent of Parent, which shall not be unreasonably withheld.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

    5.1  REGISTRATION STATEMENT; COMPANY STOCKHOLDER APPROVAL.

    (a) As promptly as practicable after the execution of this Agreement, Parent shall, prepare, and the Company shall assist in preparing a registration statement on Form S-4 (the "REGISTRATION STATEMENT") pertaining to the offer and sale of shares of Parent Common Stock to be issued by virtue of the Merger, which shall include therein a Proxy Statement (the "PROXY STATEMENT") relating to the solicitation of the consent of the stockholders of the Company to the Merger. Parent shall file with the SEC the Registration Statement as soon as is reasonably practicable following preparation thereof. The Company shall provide to Parent and its counsel for inclusion in the Registration Statement in form and substance reasonably satisfactory to Parent and its counsel, such information concerning the Company, its operations, capitalization, technology, share ownership and other material as Parent or its counsel may reasonably request. Each of Parent and the Company shall use its reasonable efforts to respond to any comments of the SEC and to have the Registration Statement declared effective as promptly as practicable after the filing. Each party will notify the other parties hereto promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC on the other hand, with respect to the Registration Statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Registration Statement, Parent or the Company shall promptly inform the other party of such occurrence and cooperate in filing with the SEC any such amendment or supplement.

    (b) No more than 30 days after the Registration Statement has been declared effective, the Company shall submit this Agreement and the transactions contemplated hereby to its stockholders for approval and adoption as provided by applicable law. The Company shall use all reasonable efforts to solicit and obtain the consent of its stockholders sufficient to approve the Merger and this Agreement and to enable the Closing to occur as promptly as practicable. The materials submitted to the Company's stockholders shall include the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and this Agreement. Drafts of the Registration and Proxy Statements will be provided to Seller in advance of filing and mailing so as to provide a reasonable opportunity for review and comment, and any description of Seller or its affiliates (including directors of the Company) must be reasonably acceptable to Seller.

    5.2 ACCESS TO INFORMATION. Subject to any applicable contractual confidentiality obligations (which the disclosing party shall use all reasonable efforts to cause to be waived) each party shall afford the others and their accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of its properties, books, contracts, agreements and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of it as the others may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    5.3  HSR FILINGS; PERMITS AND CONSENTS.

    (a) Promptly after the date hereof, Parent and Seller shall file with the FTC and the DOJ the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act. Any such notification and report form and supplemental information will be in substantial compliance with the requirements of the HSR Act. Parent and Seller shall furnish each other with all necessary information and assistance as the other may reasonably request, and shall keep each other apprised of the status of any inquiries from the FTC or DOJ, with which each shall promptly comply as applicable. Parent and Seller will use all reasonable efforts to obtain the required clearance under the HSR Act.

    (b) Promptly after the date hereof, the parties shall make all other filings with governmental authorities, and use all reasonable efforts to obtain all permits, approvals, authorizations and consents of all third parties required to consummate the transactions contemplated hereby.

    5.4   CONFIDENTIALITY.   Each  of the  parties hereto  hereby agrees  to and
reaffirms the terms and provisions of the Mutual Nondisclosure Letter between Parent and the Company dated as of April 1, 1996, as amended.

    5.5 EXPENSES. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

    5.6 PUBLIC DISCLOSURE. Unless otherwise required by law (including, without limitation, securities laws) or, as to Parent, by the rules and regulations of the National Association of Securities Dealers, Inc., prior to the Effective Time, no disclosure (whether or not in response to an inquiry) of the subject matter of this Agreement shall be made by any party hereto unless approved by Parent, Seller and the Company prior to release except that, upon execution of this Agreement, Parent, after consultation with Seller and the Company, will issue a mutually agreed upon press release describing the material terms hereof and the parties will promptly collaborate in the preparation and review thereof.

    5.7 CONSENTS. Each of Parent and the Company shall use all reasonable efforts to obtain the consents, waivers and approvals (all of which Company consents, waivers and approvals are set forth in Company Schedules) under any of the Contracts as may be required in connection with the Merger so as to preserve all rights of, and benefits to the Company thereunder.

    5.8 FIRPTA COMPLIANCE. On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent's obligations under Treasury Regulation
Section 1.1445-2(c)(3).

    5.9 DILIGENT EFFORTS. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its diligent efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement; provided that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or the Company or its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

    5.10 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company and Parent or Merger Sub, respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time except as contemplated by their Agreement (including the Company Schedules) and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not limit or otherwise affect any remedies available to the party receiving such notice.

    5.11 AFFILIATE AGREEMENTS. Schedule 5.11 sets forth those persons who, in the Company's reasonable judgment, are "affiliates" of the Company within the meaning of Rule 145 (each such person an "AFFILIATE") promulgated under the Securities Act ("RULE 145"). The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company has delivered or shall cause to be delivered to Parent, concurrently with the execution of this Agreement, (i) from the Seller an executed Affiliate Agreement in the form attached hereto as EXHIBIT A-1, and
(ii) from each of its other Affiliates, an executed Affiliate Agreement in the form attached hereto as EXHIBIT A-2. Parent and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of such Affiliate Agreements.

    5.12 ADDITIONAL DOCUMENTS AND FURTHER ASSURANCES. Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

    5.13 FORM S-8. Parent shall file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options as soon as practicable after the Closing Date and maintain such registration statement effective for so long as the Options assumed by Parent hereunder remain outstanding and will at all times reserve sufficient shares for issuance upon exercise of such Options. Parent will provide facilities to optionholders for simultaneous exercise and sale.

    5.14 NASDAQ LISTING. Parent shall authorize for listing on The Nasdaq Stock Market, or the national securities exchange on which Parent's Common Stock is then traded, the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.15 VOTING AND NONCOMPETITION AGREEMENTS. Concurrently with the execution of this Agreement, the persons and entities listed in the preamble to EXHIBIT B hereto shall execute Voting Agreements in the form attached hereto as EXHIBIT B (the "VOTING AGREEMENTS") and NONCOMPETITION Agreements in the form of EXHIBIT C hereto (the "NONCOMPETITION AGREEMENTS"), agreeing, among other things, to vote in favor of the Merger and against any competing proposals.

    5.16 BLUE SKY LAWS. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Parent Common Stock pursuant hereto. The Company shall use all reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock pursuant hereto.

    5.17    TRANSITION  AGREEMENT.   Concurrently  with  the  execution  of this
Agreement, Seller and the Company will enter into the Transition and License Agreement (the "Transition Agreement") in the form attached hereto as EXHIBIT D. The covenants, representations and warranties in this Agreement are all deemed to include any appropriate exceptions regarding the Transition Agreement.

    5.18 CONTINUITY OF INTEREST. Parent will not take any steps following the Effective Time that would have an adverse effect upon the "continuity of interest" test pertaining to the tax-free nature of the transaction.

    5.19 CERTAIN AGREEMENTS. At the Effective Time, the Surviving Corporation will execute an acknowledgment as to the continued validity of (i)
indemnification agreements in respect of the officers and directors of the Company and (ii) the Transition Agreement.

    5.20 INDEMNIFICATION. Each party agrees to indemnify and hold harmless the other party (including such other party's directors, officers, employees and agents) against, and with respect to, any liability, damages, losses, expenses or costs arising from or by virtue of any material misstatement by such party or omission to state any fact which is required to be disclosed by such party for purposes of the inclusion of such information in any regulatory filing made on behalf of the parties hereto for the purpose of effecting the terms of this Agreement, including, but not limited to, the Registration Statement and any amendments thereto.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

        (a) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been approved and adopted by the stockholders of the Company by the requisite vote under applicable law and the Company's Certificate of Incorporation and such Certificate of Incorporation shall have been amended as provided in Section 1.13.

        (b) REGISTRATION STATEMENT EFFECTIVE. The SEC shall have declared the Registration Statement effective, no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

        (c) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

        (d) HSR ACT. Any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated.

        (e) NASDAQ LISTING. The shares of Parent Common Stock issuable to stockholders of the Company pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on The Nasdaq Stock Market, the New York Stock Exchange or the American Stock Exchange.

        (f) REGISTRATION RIGHTS AGREEMENT. Parent and the Seller shall have executed and delivered the Registration Rights Agreement substantially in the form attached hereto as EXHIBIT E.

        (g) TRANSITION AND LICENSE AGREEMENT. The Transition Agreement shall be in full force and effect, there shall have occurred no default thereunder (or any action that, with the passage of time or the give of notice or both would result in a default thereunder) that shall not have been cured or waived, and the parties thereto shall have performed all actions required to be performed by them thereunder prior to the Effective Time.

        (h)   TERMINATION  OF VESTED  COMPANY OPTIONS.   Vested  Company Options
    shall have been terminated to the extent not exercised as of the Effective Time.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF SELLER AND THE COMPANY. The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Seller and the Company:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Closing, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time; and Seller and the Company shall have received a certificate to such effect signed on behalf of Parent by a duly authorized officer of Parent.

        (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied (which performance or compliance shall be subject to Parent's or Merger Sub's ability to cure as provided in Section 8.1(e) below) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time; and Seller and the Company shall have received a certificate to such effect signed by a duly authorized officer of Parent.

        (c)  THIRD PARTY CONSENTS.   The Company shall have been furnished  with
    evidence satisfactory to it that Parent has obtained the consents, approvals and waivers set forth in Schedule 6.2(c).

        (d) LEGAL OPINION. The Company and Seller shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, Professional Corporation, legal counsel to Parent, covering matters customarily addressed in similar transactions and in the form and substance reasonably acceptable to Company and Seller.

        (e) MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change in the business, assets (including intangible assets), financial condition, prospects or results of operations of Parent since March 31, 1996.

        (f) OTHER ADVERSE DEVELOPMENTS. There shall not have occurred (i) any suspension or limitation of trading in securities generally on the Nasdaq Stock Market or any national securities exchange, or any setting of minimum prices for trading on any such exchange or in the over-the-counter market,
    (ii) any imposition of governmental restrictions on trading in securities generally, (iii) a banking moratorium either by Federal or California authorities, or (iv) an outbreak of major international hostilities or other national calamity in the United States.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (iii) those representations and warranties, the breach of which, individually or in the aggregate, has not resulted in a material adverse change in the business, assets (including intangible assets), financial condition, prospects or results of operations of the Company; and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company; PROVIDED, HOWEVER, that to the extent representations and warranties are untrue or inaccurate as a result of actions taken (i) by Parent, or (ii) by Company at the direction of, or with the prior written consent of, Parent, during the period from the date of this Agreement through the Closing, all such matters shall be deemed to be included in Company's Disclosure Letter with Parent's Consent, with no potential liability accruing to the Significant Stockholders for such untruths or inaccuracies of such representations and warranties.

        (b) AFFILIATE AGREEMENTS. Each of the parties identified by the Company as being one of its Affiliates shall have delivered an executed Affiliate Agreement in accordance with Section 5.11, which shall be in full force and effect.

        (c) AGREEMENTS AND COVENANTS. The Company shall have performed or complied (which performance or compliance shall be subject to the Company's ability to cure as provided in Section 8.1(d) below) in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate to such effect signed by a duly authorized officer of the Company.

        (d)   THIRD PARTY  CONSENTS.   Parent  shall  have been  furnished  with
    evidence satisfactory to it that the Company has obtained the material consents, approvals and waivers set forth in Schedule 6.3(d).

        (e) LEGAL OPINIONS. Parent shall have received legal opinions from Fenwick & West, legal counsel to the Company, and from legal counsel to Seller, each covering matters customarily covered in similar transactions and in substantially the form and substance reasonably satisfactory to Parent.

        (f) MATERIAL ADVERSE CHANGE. There shall not have occurred any material adverse change in the business, assets (including intangible assets) financial condition, results of operations or prospects of the Company since March 31, 1996.

        (g) NONCOMPETITION AGREEMENTS. Each person listed in the preamble to Exhibit C attached hereto shall have executed and delivered to Parent a Noncompetition Agreement in substantially the form of EXHIBIT C attached hereto, and all such Noncompetition Agreements shall remain in full force and effect.

        (h) DISSENTERS' RIGHTS. Holders of more than five percent (5%) of the outstanding shares of Company Capital Stock shall not have exercised, nor shall they have any continued right to exercise, appraisal, dissenters' or similar rights under applicable law with respect to their shares by virtue of the Merger.

        (i)    ACCOUNTING TREATMENT.    The SEC  shall  not have  required  as a
    condition to declaring the Registration Statement effective any material change in Parent's proposed accounting for the Merger.

        (j) TAX TREATMENT OF TRANSACTION. Parent shall be reasonably satisfied that the Merger will constitute a reorganization within the meaning of
    Section 368(a) of the Code.

                                  ARTICLE VII
               SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ESCROW

    7.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company and Seller in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger for a period of 270 days. Following the Effective Time, the remedies of Parent for breach of any of the foregoing shall be solely as set forth in Section 7.2. The Significant Stockholders shall have no liability for breach of any of the foregoing except to the extent of then respective proportionate interest in the Escrow Fund, as defined below. Notwithstanding the foregoing, if the Merger is not consummated, the Company will not be liable for any breach of any representation or warranty. The representations and warranties of Parent and Merger Sub in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate upon the Closing.

    7.2  ESCROW ARRANGEMENTS.

        (a) ESCROW FUND. At the Effective Time, the Significant Stockholders will be deemed to have received and deposited with the Escrow Agent the Escrow Amount (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time) without any act of any stockholder. As soon as practicable after the Effective Time, the Escrow Amount, without any act of any stockholder, will be deposited with the Escrow Agent, such deposit to constitute an escrow fund (the "ESCROW FUND") to be governed by the terms set forth herein and at Parent's cost and expense. The Escrow Fund shall be available to compensate Parent and its affiliates for any claims, losses, liabilities, damages, costs and expenses, including attorneys' fees and expenses, and expenses of investigation and defense (hereinafter individually a "LOSS" and collectively "LOSSES") incurred by Parent, its officers, directors, or affiliates (including the Surviving Corporation) as a result of any willful breach of a representation or warranty of the Company contained herein that, individually or in the aggregate, results in aggregate damage to the Company and its subsidiaries of not less than $2,000,000.

        (b) ESCROW PERIOD; DISTRIBUTION UPON TERMINATION OF ESCROW PERIODS. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate at 5:00 p.m., California time, on the date which is 270 days following the Closing (the "ESCROW PERIOD"); provided that in the event a claim has been made against the Escrow Fund prior to such time, the Escrow Agent shall only deliver to the Significant Stockholders that portion of the Escrow Fund as to which Parent and the Securityholders' Agents have agreed to the release. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Significant Stockholders the remaining portion of the Escrow Fund not required to satisfy such claims. Deliveries of Escrow Amounts to the Significant Stockholders pursuant to this Section 7.2(b) shall be made in proportion to their respective original contributions to the Escrow Fund.

        (c)  PROTECTION OF ESCROW FUND.

           (i) The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

           (ii) Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split) ("NEW SHARES") in respect of, and any cash dividends on, Parent Common Stock in the Escrow Fund which have not been released from the Escrow Fund shall be added to the Escrow Fund and become a part thereof. New Shares issued in respect of shares of, and any cash dividends on, Parent Common Stock which have been released from the Escrow Fund shall not be added to the Escrow Fund, but shall be distributed to the record holders thereof.

          (iii) Each stockholder shall have voting rights with respect to the shares of Parent Common Stock contributed to the Escrow Fund on behalf of such stockholder (and on any voting securities added to the Escrow Fund in respect of such shares of Parent Common Stock) so long as such shares of Parent Common Stock or other voting securities are held in the Escrow Fund.

        (d)  CLAIMS UPON ESCROW FUND.

           (i) Upon receipt by the Escrow Agent at any time on or before the last day of the Escrow Period of a certificate signed by any officer of Parent (an "OFFICER'S CERTIFICATE"): (A) stating that Parent has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Losses, and (B) specifying in reasonable detail each Loss included in the amount so stated, the date each such item was paid or properly accrued, or the basis for such anticipated Loss, and the nature of the willful and material breach of a representation or warranty of the Company contained herein (including the basis for Parent's belief that such breach is willful), the Escrow Agent shall, subject to the provisions of Section 7.2(e) hereof, deliver to Parent out of the Escrow Fund, as promptly as practicable, such shares of Parent Common Stock, New Shares and/or cash held in the Escrow Fund then having an aggregate value equal to the amount of such Losses.

           (ii) For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent out of the Escrow Fund pursuant to
       Section 7.2(d)(i) hereof, the shares of Parent Common Stock shall be valued at the average of the closing prices of Parent's Common Stock on the principal securities exchange on which Parent's Common Stock is then traded, or if not so traded, the Nasdaq National Market System, in either case as reported in THE WALL STREET JOURNAL for the five (5) consecutive trading days ending on the date that is two (2) trading days prior to the date such shares are delivered to Parent out of the Escrow Fund. Parent and the Securityholder Agents shall certify that such value has been determined in accordance with this clause (ii) in a certificate signed by both Parent and the Securityholder Agents, and shall deliver such certificate to the Escrow Agent.

        (e) OBJECTIONS TO CLAIMS. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Securityholder Agents and for a period of thirty (30) days after such delivery, the Escrow Agent shall make no delivery to Parent of any Escrow Amounts pursuant to Section 7.2(d) hereof unless the Escrow Agent shall have received written authorization from the Securityholder Agents to make such delivery. After the expiration of such thirty (30) day period, the Escrow Agent shall make delivery of an amount from the Escrow Fund in accordance with Section 7.2(d) hereof, provided that no such payment or delivery may be made if either of the Securityholder Agents shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such thirty (30) day period.

        (f)  RESOLUTION OF CONFLICTS; ARBITRATION.

           (i) In case either of the Securityholder Agents shall so object in writing to any claim or claims made in any Officer's Certificate, the Securityholder Agents and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Securityholder Agents and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute amounts from the Escrow Fund in accordance with the terms thereof.

           (ii) If no such agreement can be reached after good faith negotiation, either Parent or the Securityholder Agents may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Parent and the Securityholder Agents shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator, each of which arbitrators shall be independent and have at least ten years relevant experience. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys fees and costs, to the extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 7.2(e) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators.

           (iii) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Santa Clara County, California under the rules of the American Arbitration Association then in effect. For purposes of this Section 7.2(f), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Parent shall be deemed to be the Non-Prevailing Party in the event that the arbitrators award Parent less than the sum of one-half (1/2) of the disputed amount plus any amounts not in dispute; otherwise, the stockholders of the Company as represented by the Securityholder Agents shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative costs of the arbitration, and the expenses, including without limitation, reasonable attorneys' fees and costs, incurred by the other party to the arbitration.

        (g) SECURITYHOLDER AGENTS OF THE SIGNIFICANT STOCKHOLDERS; POWER OF ATTORNEY.

           (i) In the event that the Merger is approved, effective upon such vote, and without further act of any stockholder, Mr. Nolan Daines, on behalf of the Company, and Ms. Caroline de Puysegur, on behalf of Seller, shall be appointed as co-agents and attorneys-in-fact (the "SECURITYHOLDER AGENTS") for and on behalf of the Significant Stockholders, to give and receive notices and communications, to authorize delivery to Parent of assets from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Securityholder Agents for the accomplishment of the foregoing. Such agency may be changed (i) as to Mr. Daines' position, by the vote or action of two-thirds in interest of the Significant Stockholders other than Seller, and (ii) as to Ms. de Puysegur, by Seller from time to time, in either case upon not less than thirty (30) days prior written notice to Parent. Any vacancy in the position of either of the Securityholder Agents may be filled by the foregoing procedures as to the respective agent. No bond shall be required of the Securityholder Agents, and the Securityholder Agents shall not receive compensation for their services. Notices or communications to or from the Securityholder Agents shall constitute notice to or from each of the Significant Stockholders of the Company. In no event shall Parent be required to resolve any dispute among the Securityholder Agents, who shall act jointly in all matters as to Parent, except that either of the Securityholder Agents may execute an objection to a claim by Parent (but the Securityholder Agents will act jointly to resolve such dispute). As between the Securityholder Agents, all actions will be submitted to a simple majority vote in which the representation of the Selling Stockholders other than Seller will have 49 votes and Seller's representative will have 51 votes. Upon any reasonable request by Parent, the Securityholder Agents will undertake to vote upon a matter.

           (ii) The Securityholder Agents shall not be liable for any act done or omitted hereunder as Securityholder Agents while acting in good faith and in the exercise of reasonable judgment.

        (h) ACTIONS OF THE SECURITYHOLDER AGENTS. A decision, act, consent or instruction of the Securityholder Agents shall constitute a decision of all the Significant Stockholders and shall be final, binding and conclusive upon each of the Significant Stockholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Securityholder Agents as being the decision, act, consent or instruction of each Significant Stockholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Agents.

        (i) THIRD-PARTY CLAIMS. In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall notify the Securityholder Agents of such claim, and the Securityholder Agents shall be entitled, at their expense, to assume and control any defense of such claim. Parent may not agree to settle any such claim without the prior written consent of the Securityholder Agents, which will not be unreasonably withheld. In the event that the Securityholder Agents have consented to any such settlement, including the amount thereof, and acknowledged that the claim is a valid claim against the Escrow Fund, the Securityholder Agents shall have no power or authority to object under any provision of this Article VII to the amount of any claim by Parent against the Escrow Fund with respect to such settlement.

        (j)  ESCROW AGENT'S DUTIES.

           (i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Agent, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

           (ii) The Escrow Agent is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

           (iii) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

           (iv) In performing any duties under the Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

           (v) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold all documents, cash and shares of Parent Common Stock and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damage.

           Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court all documents, cash and shares of Parent Common Stock held in escrow, except all cost, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action and which the Escrow Agent may recoup directly from the Escrow Fund. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

           (vi) Parent and its successors and assigns agree to indemnify and hold Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of the Escrow Agent's duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter.

           (vii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to Parent and the Securityholder Agents; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: Parent and the Securityholder Agents shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, Parent shall have the right to appoint a successor escrow agent authorized to do business in the State of California. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. The Escrow Agent shall be discharged from any further duties and liability under this Agreement.

        (k) FEES. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by Parent. It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, the Escrow Agent shall be reasonably compensated for such extraordinary services. Parent promises to pay these sums upon demand.

                                  ARTICLE VIII
                       TERMINATION, AMENDMENT AND WAIVER

    8.1 TERMINATION. Except as provided in Section 8.2 below, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective
Time:

        (a) by mutual consent of the Company, Seller and Parent;

        (b) by Parent, Seller or the Company if: (i) the Effective Time has not occurred by August 31, 1996 (provided that the right to terminate this Agreement under this clause 8.1(b)(i) shall not be available to any party whose willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

        (c) by Parent if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would: (i) prohibit Parent's or the Company's ownership or operation of any portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of the Company or Parent; in either case, the unavailability of which assets or business would have an adverse effect on Parent's ability to realize the benefits expected from the Merger;

        (d) by Parent if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.3(a) or 6.3(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company within thirty (30) days through the exercise of its reasonable best efforts, then for so long as the Company continues to exercise such reasonable best efforts Parent may not terminate this Agreement under this Section 8.1(d) unless such breach is not cured within thirty (30) days (but no cure period shall be required for a breach which by its nature cannot be cured);

        (e) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 6.2(a) or 6.2(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Parent or Merger Sub within thirty (30) days through the exercise of its reasonable best efforts, then for so long as Parent or Merger Sub continues to exercise such reasonable best efforts the Company may not terminate this Agreement under this Section 8.1(e) unless such breach is not cured within thirty (30) days (but no cure period shall be required for a breach which by its nature cannot be cured); and

        (f) by Parent if the Company shall not have obtained the approval of its stockholders to the Merger and the transactions contemplated by this Agreement by thirty days after the effective date of the Registration Statement.

    Where action is taken to terminate this Agreement pursuant to this Section 8.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action, but such termination shall only be effective upon delivery of written notice to the other parties hereto.

    8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company, or their respective officers, directors or stockholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that the provisions of Sections 5.4 and 5.5 and Article VIII of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

    8.3 AMENDMENT. Except as is otherwise required by applicable law after the stockholders of the Company approve this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

    8.4 EXTENSION; WAIVER. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company and Seller, on the other, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    8.5   NOTICE OF TERMINATION.  Any termination of the Agreement under Section
8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto.

                                   ARTICLE IX
                               GENERAL PROVISIONS

    9.1 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Parent or Merger Sub, to:

        C-Cube Microsystems Inc.
        1778 McCarthy Boulevard
        Milpitas, California 95035
        Attention: President and Chief Executive Officer
        Telephone No.: (408) 944-6300
        Facsimile No.: (408) 944-8167

        with a copy to:

        Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road
        Palo Alto, California 94304-1050
        Attention: Larry W. Sonsini, Esq.
                   Aaron J. Alter, Esq.
        Telephone No.: (415) 493-9300
        Facsimile No.: (415) 493-6811

    (b) if to the Company, to:

        DiviCom Inc.
        1708 McCarthy Boulevard
        Milpitas, California 95035
        Attention: President and Chief Executive Officer
        Telephone No.: (408) 953-6700
        Facsimile No.: (408) 944-6524

        with a copy to:

        Fenwick & West
        Two Palo Alto Square
        Palo Alto, California 94306
        Attention: Jacqueline Daunt, Esq.
        Telephone No.: (415) 494-0600
        Facsimile No.: (415) 494-1417

    (c) if to the Seller, to:

        SAGEM S.A.
        27 rue Leblanc
        75015 Ponnant
        France
        Attention: Michel Toussan
        Telephone No.: 011-33-1-40-70-64-56
        Facsimile No.: 011-33-1-40-70-64-38

        with a copy to:

        Gibson, Dunn & Crutcher LLP
        333 South Grand Avenue
        Los Angeles, California 90071-3197
        Attention: Jennifer Bellah, Esq.
        Telephone No.: (213) 229-7000
        Facsimile No.: (213) 229-7520

    (d) if to the Securityholder Agents:

        Mr. Nolan Daines
        c/o DiviCom Inc.
        1708 McCarthy Boulevard
        Milpitas, California 95035
        Telephone No.: (408) 953-6700
        Facsimile No.: (408) 944-6524

        Caroline de Puysegur
        27 rue Leblanc
        75015 Ponnant
        France
        Telephone No.: 011-33-1-40-65-90
        Facsimile No.: 011-33-1-40-70-64-81

    (e) if to the Escrow Agent:

        Boston Equiserve
        435 Tasso Street, Suite 250
        Palo Alto, California 94301
        Attention: Mr. Geoff Anderson
        Telephone No.: (415) 853-0980
        Facsimile No.: (415) 853-1425

    9.2 INTERPRETATION. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "agreement" when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written, that is legally binding. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Nothing in this agreement, including in respect of Section 4.1, shall be interpreted to eliminate any existing restrictions upon the authority of the officers of the Company or to limit the authority of the Company's board of directors to impose or alter such restrictions from time to time.

    9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    9.4 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, the schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

    9.5 SEVERABILITY. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    9.6 OTHER REMEDIES. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

    9.7 GOVERNING LAW; VENUE. This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. Any action in connection with this Agreement shall be brought in the appropriate state or Federal courts in Santa Clara County, California; PROVIDED, HOWEVER, that any dispute under Article VII hereof shall be subject to the arbitration provisions.

    9.8 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    9.9 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Seller have caused this Agreement to be signed by their duly authorized respective officers, all as of the date first written above.

DIVICOM INC.                            C-CUBE MICROSYSTEMS, INC.

By:          /s/ NOLAN DAINES           By:      /s/ ALEXANDRE BALKANSKI
     --------------------------------        --------------------------------
               Nolan Daines                        Alexandre Balkanski
      PRESIDENT AND CHIEF EXECUTIVE           PRESIDENT AND CHIEF EXECUTIVE
                 OFFICER                                 OFFICER

SAGEM S.A.                              C-CUBE ACQUISITION CORP.

By:        /s/ FRANCIS GAILLARD         By:      /s/ ALEXANDRE BALKANSKI
     --------------------------------        --------------------------------
             Francis Gaillard                      Alexandre Balkanski
          CORPORATE COMPTROLLER               PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

SAGEM INTERNATIONAL                     IENA INTERNATIONAL S.A.

By:        /s/ FRANCIS GAILLARD         By:        /s/ FRANCIS GAILLARD
     --------------------------------        --------------------------------
             Francis Gaillard                        Francis Gaillard
        AUTHORIZED REPRESENTATIVE               AUTHORIZED REPRESENTATIVE

TREGOR ELECTRONIQUE S.A.

By:        /s/ FRANCIS GAILLARD
     --------------------------------
             Francis Gaillard
        AUTHORIZED REPRESENTATIVE

                                                                         ANNEX B

                                  SECTION 262
                        DELAWARE GENERAL CORPORATION LAW
                                APPRAISAL RIGHTS

    262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251, 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of a merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market systems security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in
    (1) SUBSECTIONS (f) OR (g) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts, and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) and (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to any appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so make to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 79, L. '95, eff. 7-1-95.)

                                                                         ANNEX C

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                                  DIVICOM INC.

                                   I.  NAME.

    FIRST: The name of the corporation (hereinafter called the "Corporation") is DiviCom Inc.

                             II.  REGISTERED AGENT.

    SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, Wilmington, City of Dover, County of Kent, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Prentice Hall Corporation System.

                                 III.  PURPOSE.

    THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                  IV.  STOCK.

    FOURTH:

    A. This Corporation is authorized to issue two classes of shares to be designated, respectively, Preferred Stock ("Preferred Stock") and Common Stock ("Common Stock"). The total number of shares of capital stock that the Corporation is authorized to issue is 57,238,000. The total number of shares of Preferred Stock this Corporation shall have authority to issue is 21,288,000, of which 15,788,000 shares shall be designated Series A Preferred Stock ("Series A Stock") and 5,500,000 shares shall be designated Series B Preferred Stock ("Series B Stock"). The total number of shares of Common Stock this Corporation shall have authority to issue is 35,950,000. Upon the amendment of this Article to read as set forth herein, each share of Preferred Stock outstanding before such amendment held by a stockholder shall be converted into one share of Series A Stock. The Preferred Stock shall have a par value of $.001 per share and the Common Stock shall have a par value of $.001 per share. 21,288,000 shares of Common Stock shall be reserved for issuance upon conversion of the Preferred Stock. The number of authorized shares of Common Stock may be increased or decreased (but not only below the number of shares of such Common Stock then outstanding) by the affirmative vote of a majority of all stock of the Corporation entitled to vote, voting together as a single class. Except as specifically provided below, the Preferred Stock and the Common Stock shall in all respects be identical and shall have the same powers, preferences, rights, restrictions and other characteristics.

    B. The powers, preferences, rights, restrictions, and other characteristics relating to the Series A Stock and Series B Stock are as follows:

       1.  LIQUIDATION PREFERENCE.

           a. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series A Stock and Series B Stock, PARI PASSU with each other, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership thereof, the amount of $0.40 per share of Series A Stock (the "Series A Stock Issue Price") and $1.00 for each share of Series B Stock (the "Series B Stock Issue Price") (each as adjusted for any stock dividends, combinations or splits with respect to such shares). If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

           b. After payment to the holders of the Preferred Stock of the amounts set forth in Section B.1.a. above, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock and the Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they have the right to acquire upon conversion of the shares of Preferred Stock then held by them.

           c. For purposes of this Section B.1., (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) or (ii) a sale of all or substantially all of the assets of the Corporation (collectively, events under this Section B.1(c) shall hereafter be referred to as an "Acquisition"), shall not be treated as a liquidation, dissolution or winding up of the Corporation. In each such case, any cash, securities or other property (valued as provided in Section B.1.d. below) delivered pursuant to an Acquisition, shall be distributed among the holders of the Common Stock and the Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they have the right to acquire upon conversion of the shares of Preferred Stock then held by them.

           d. Whenever the distribution provided for in this Section B.1. shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors.

       2.  VOTING RIGHTS; DIRECTORS.

           a. Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held.

           b. Each holder of shares of Preferred Stock and each holder of shares of the Common Stock shall be entitled at all elections of directors to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he may see fit, and to one vote for each share upon all other matters. The right to cumulative voting in the election of directors set forth in this Section B.2.b. shall expire upon the first sale of Common Stock of the Corporation to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission.

       3.  CONVERSION.   The holders  of Preferred Stock  shall have  conversion
       rights as follows (the "Conversion Rights"):

           a. RIGHT TO CONVERT. Each share of Series A Stock and Series B Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Stock Issue Price or Series B Stock Issue Price, as the case may be by the Conversion Price applicable to such share, determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion. The price at which shares of Common Stock shall be deliverable upon conversion of shares of the Series A Stock or Series B Stock (the "Conversion Price") shall initially be the Series A Stock Issue Price and Series B Stock Issue Price, respectively. Such initial Conversion Price shall be adjusted as hereinafter provided.

           b.  AUTOMATIC CONVERSION.

               (i) Each share of Series A Stock shall automatically be converted into shares of Common Stock at then-effective Conversion Price, upon the earlier of (x) the date specified by vote or written consent or agreement of holders of at least two-thirds (2/3) of the shares of Series A Stock then outstanding, or (y) immediately upon the closing of the sale of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), other than a registration relating solely to a transaction under Rule 145 under such Act (or any successor thereto) or to an employee benefit plan of the Corporation, at a public offering price (prior to underwriters' discounts and expenses) at a per share offering price equal to or exceeding $2.80 per share of Common Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) and the aggregate proceeds of which to the Corporation (after deduction for underwriters' discounts and expenses relating to the issuance, including, without limitation, fees of the Corporation's counsel) exceed $10,000,000.

               (ii) Each share of Series B Stock shall automatically be converted into shares of Common Stock at then-effective Conversion Price, upon the earlier of (x) the date specified by vote or written consent or agreement of holders of at least two-thirds (2/3) of the shares of Series B Stock then outstanding, or (y) immediately upon the closing of the sale of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), other than a registration relating solely to a transaction under Rule 145 under such Act (or any successor thereto) or to an employee benefit plan of the Corporation, at a public offering price (prior to underwriters' discounts and expenses) at a per share offering price equal to or exceeding $7.00 per share of Common Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) and the aggregate proceeds of which to the Corporation (after deduction for underwriters' discounts and expenses relating to the issuance, including, without limitation, fees of the Corporation's counsel) exceed $10,000,000.

           c.  MECHANICS OF CONVERSION.

               (i) Before any holder of Series A Stock or Series B Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that he elects to convert the same and shall state therein the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Stock or Series B Stock, a certificate or certificates for the number of shares of

           Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Series A Stock or Series B Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

               (ii) If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Stock or Series B Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Series A Stock or Series B Stock shall not be deemed to have converted such Series A Stock or Series B Stock until immediately prior to the closing of such sale of securities.

           d.  ADJUSTMENTS TO CONVERSION PRICE FOR CERTAIN DILUTING ISSUES.

               (i) SPECIAL DEFINITIONS.   For purposes  of this Section  B.3.d.,
           the following definitions apply:

                   (1) "Options" shall mean rights, options, or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (defined below).

                   (2) "Original Issue Date" shall mean the date on which a share of Series A Stock or Series B Stock was first issued.

                   (3) "Convertible  Securities"  shall mean  any  evidences  of indebtedness, shares (other than Common Stock and Preferred Stock) or other securities convertible into or exchangeable for Common Stock.

                   (4) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section B.3.d. (iii), deemed to be issued) by the Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable:

                       (A) upon conversion of shares of Preferred Stock;

                       (B) to   officers,   directors   or   employees   of,  or
                           consultants to,  the  Corporation pursuant  to  stock
                   option or stock purchase plans or agreements on terms approved by the Board of Directors, but not exceeding 13,290,000 shares of Common Stock (net of any repurchases of such shares or cancellations or expirations of options), subject to adjustment for all subdivisions and combinations;

                       (C) to  C-Cube Microsystems, but  not exceeding 1,372,000
                           shares of Common Stock;

                       (D) as a dividend or distribution on Preferred Stock; or

                       (E) for which adjustment of the Conversion Price is  made
                           pursuant to Section B.3.e.

               (ii) NO ADJUSTMENT OF CONVERSION PRICE. Any provision herein to the contrary notwithstanding, no adjustment in the Conversion Price for Series A Stock or Series B Stock shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section B.3.d. (v) hereof) for an

           Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price for such Series A Stock or Series B Stock in effect on the date of, and immediately prior to, such issue.

              (iii) DEEMED ISSUE OF ADDITIONAL SHARES OF COMMON STOCK. In the event the Corporation at any time or from time to time after an Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities and Options therefor, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

                   (1) no further adjustments in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                   (2) If such Options or Convertible Securities by their  terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or decrease or increase in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Conversion Price shall affect Common Stock previously issued upon conversion of the Series A Stock or Series B Stock);

                   (3) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                       (A) in  the case of Convertible Securities or Options for
                           Common Stock, the  only Additional  Shares of  Common
                   Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

                       (B) in  the case  of Options  for Convertible Securities,
                           only the  Convertible  Securities, if  any,  actually
                   issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section B.3.d.) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

                   (4) no readjustment pursuant to clause (2) or (3) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price on the original adjustment date, or (b) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

              (iv) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK. In the event this Corporation at any time after the Original Issue Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.3.d.(iii)) without consideration or for a consideration per share less than the Conversion Price with respect to Series A Stock or Series B Stock in effect on the date of an immediately prior to such issue, then and in such event, the Conversion Price for such Series A Stock or Series B Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price in effect immediately prior to such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully diluted basis, as if all shares of Preferred Stock and all Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issuance and any outstanding warrants, options or other rights for the purchase of shares of stock or convertible securities had been fully exercised immediately prior to such issuance (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date, but not including in such calculation any additional shares of Common Stock issuable with respect to shares of Preferred Stock, Convertible Securities, or outstanding options, warrants or other rights for the purchase of shares of stock or convertible securities, solely as a result of the adjustment of the respective Conversion Prices (or other conversion rations) resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

               (v) DETERMINATION OF CONSIDERATION. For purposes of this Section B.3.d., the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

                   (1) CASH AND PROPERTY. Such consideration shall:

                       (A) insofar  as it consists  of cash, be  computed at the
                           aggregate amount of cash received by the Corporation;

                       (B) insofar as it consists  of property other than  cash,
                           be  computed at the fair value thereof at the time of
                   such issue, as determined in good faith by the Board; and

                       (C) in the event  Additional Shares of  Common Stock  are
                           issued  together with  other shares  or securities or
                   other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

                   (2) OPTIONS AND CONVERTIBLE SECURITIES. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.3.d.
               (iii), relating to Options and Convertible Securities shall be determined by dividing:

                       (A) the  total amount, if any,  received or receivable by
                           the Corporation  as consideration  for the  issue  of
                   such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

                       (B) the maximum number of shares of Common Stock (as  set
                           forth  in the  instruments relating  thereto, without
                   regard to any provision contained therein designed to protect against the dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities.

           e. ADJUSTMENTS TO CONVERSION PRICES FOR STOCK DIVIDENDS AND FOR COMBINATIONS OR SUBDIVISIONS OF COMMON STOCK. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price for Series A Stock or Series B Stock shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

           f. ADJUSTMENTS FOR RECLASSIFICATION AND REORGANIZATION. If the Common Stock issuable upon conversion of the Series A Stock or Series B Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section B.3.e. above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Stock or Series B Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Stock or Series B Stock immediately before that change.

           g. NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section B.3. and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Stock or Series B Stock against impairment.

           h. CERTIFICATES AS TO ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section B.3., the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Corporation's President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price for such series of Preferred Stock at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

           i. NOTICES OF RECORD DATE. In the event that the Corporation shall propose at any time: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights; (iii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with each such event, the Corporation shall send to the holders of Preferred
       Stock:

               (1) at least twenty (20) days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (iii) and (iv) above; and

               (2) in the case of the matters referred to in (iii) and (iv) above, at least twenty (20) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

           j. ISSUE TAXES. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

           k. RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

           l. FRACTIONAL SHARES. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one (1) share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

           m. NOTICES. Any  notice required  by the provisions  of this  Section
       B.3. to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

       4. DIVIDENDS. No dividends shall be paid on any share of Common Stock unless a dividend is paid with respect to all outstanding shares of
    Preferred Stock in an amount for each such share of Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of Common Stock into which each such share of Preferred Stock could then be converted.

       5.  RESTRICTIONS AND LIMITATIONS.

           a. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least 66 2/3% of the then outstanding shares of the Preferred
       Stock:

                i) amend the Certificate of Incorporation of the Corporation;

                ii) issue any shares of Common Stock if the number of shares of Common Stock remaining authorized and unissued is less than the number of shares of Common Stock into which all the shares of authorized Preferred Stock could be converted immediately before such issuance; or

               iii) effect any sale, lease, assignment, transfer, or other conveyance of all or substantially all of the assets of the
           Corporation or any of its subsidiaries, or any consolidation or merger involving the Corporation or any of its subsidiaries, or any reclassification or other change of any stock, or any recapitalization of the Corporation.

           b. So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least 66 2/3% of the then outstanding shares of stock of the Corporation, voting together as a single class, elect to dissolve the Corporation.

       6. NO REISSUANCE OF PREFERRED STOCK. No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

                                  V.  BYLAWS.

    FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power, both before and after receipt of any payment for any of the Corporation's capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the stockholders; provided, however, that the grant of such power to the Board of Directors shall not divest the stockholders of nor limit their power, subject to the provisions of Section B.6. of Article FOURTH, to adopt, amend, repeal or otherwise alter the Bylaws.

                          VI.  ELECTION OF DIRECTORS.

    SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

                               VII.  RESERVATION.

    SEVENTH: The Corporation  reserves the  right to adopt,  repeal, rescind  or amend in any respect any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law and in this Certificate of Incorporation, and all rights conferred on stockholders herein are granted subject to this reservation.

                           VIII.  DIRECTOR LIABILITY.

    EIGHTH: A director of the Corporation shall, to the full extent permitted by the Delaware General Corporation Law as it now exists or as it may hereafter be amended, not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH, in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

                               TABLE OF CONTENTS

I.         NAME...........................................................................................        C-1

II.        REGISTERED AGENT...............................................................................        C-1

III.       PURPOSE........................................................................................        C-1

IV.        STOCK..........................................................................................        C-1
           1.         Liquidation Preference..............................................................        C-1
           2.         Voting Rights; Directors............................................................        C-2
           3.         Conversion..........................................................................        C-3
                      a.         Right to Convert.........................................................        C-3
                      b.         Automatic Conversion.....................................................        C-3
                      c.         Mechanics of Conversion..................................................        C-3
                      d.         Adjustments to Conversion Price for Certain Diluting Issues..............        C-4
                                                                                                                  C-7
                      e.         Adjustments to Conversion Prices for Stock Dividends and for Combinations
                                 or Subdivisions of Common Stock..........................................
                      f.         Adjustments for Reclassification and Reorganization......................        C-7
                      g.         No Impairment............................................................        C-8
                      h.         Certificates as to Adjustments...........................................        C-8
                      i.         Notices of Record Date...................................................        C-8
                      j.         Issue Taxes..............................................................        C-8
                      k.         Reservation of Stock Issuable Upon Conversion............................        C-8
                      l.         Fractional Shares........................................................        C-9
                      m.         Notices..................................................................        C-9
           4.         Dividends...........................................................................        C-9
           5.         Restrictions and Limitations........................................................        C-9
           6.         No Reissuance of Preferred Stock....................................................        C-9

V.         BYLAWS.........................................................................................       C-10

VI.        ELECTION OF DIRECTORS..........................................................................       C-10

VII.       RESERVATION....................................................................................       C-10

VIII.      DIRECTOR LIABILITY.............................................................................       C-10

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VIII of the Registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. In addition, the registrant has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors.

    The Reorganization Agreement (Exhibit 2.1 hereto) provides that each party agrees to indemnify and hold harmless the other party (including such party's directors, officers, employees and agents) against, and with respect to, any liability, damages, losses, expenses or costs arising from or by virtue of any material misstatement by such party or omission to state any fact which is required to be disclosed by such party for purposes of the inclusion of such information in any regulatory filing made on behalf of the parties for the purpose of effecting the terms of the Reorganization Agreement, including, but not limited to, this Registration Statement and any amendments hereto.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  EXHIBITS


 EXHIBIT
  NUMBER                                                  DESCRIPTION
- ----------  --------------------------------------------------------------------------------------------------------
      2.1   Amended and Restated Agreement and Plan of Reorganization among registrant,
            C-Cube Acquisition Corp., DiviCom Inc., SAGEM S.A., SAGEM International, Tregor Electronique S.A. and
            Iena International S.A. dated as of May 28, 1996, as amended. (1)
      3.1   Registrant's Restated Certificate of Incorporation, as amended April 18, 1996.
      3.2   Registrant's Bylaws, as amended May 18, 1996.
      4.1   Form of Registration Rights Agreement among registrant, DiviCom Inc., SAGEM S.A., SAGEM International,
            Tregor Electronique S.A. and Iena International S.A.
      4.2   Specimen of Common Stock Certificate. (2)
      4.3   Restated Registration Rights and Shareholder Rights Agreement dated December 18, 1992. (3)
      5.1   Legal Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, counsel to the registrant.
      8.1   Tax Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, counsel to the registrant.
      8.2   Form of Tax Opinion of Fenwick & West LLP, a Professional Corporation, counsel to DiviCom Inc.
     10.1   Form of Indemnity Agreement for directors and officers. (4)
     10.2   Form of Affiliate Agreement among C-Cube Microsystems, Inc., SAGEM S.A., SAGEM International S.A.,
            Tregor Electronique S.A., and Iena International S.A. dated as of May 28, 1996.
     10.3   Form of Affiliate Agreement among C-Cube Microsystems Inc., DiviCom Inc. and certain stockholders of
            DiviCom Inc.
     10.4   Form of Voting Agreement among C-Cube Microsystems Inc., SAGEM S.A, SAGEM International S.A. Tregor
            Electronique S.A. and Iena International S.A. dated as of May 28, 1996.

 EXHIBIT
  NUMBER                                                  DESCRIPTION
- ----------  --------------------------------------------------------------------------------------------------------
     10.5   1990 Stock Plan and forms of agreements thereunder. (4)
     10.6   Employee Stock Option Plan and form of agreements thereunder. (4)
     10.7   Series A Preferred Stock Purchase Agreement dated July 25, 1988 and January 20, 1989. (4)
     10.8   Series B Preferred Stock Purchase Agreement Dated October 1989, January 26, 1990 and May 30, 1990. (4)
     10.9   Series C Preferred Stock Purchase Plan Agreements dated March 15, 1991, December 16, 1991 and December
            18, 1992. (4)
     10.10  Common Stock Purchase Agreement dated December 18, 1992. (4)
     10.11  Loan and Security Agreement and Promissory Note with Comerica Bank -- California dated December 27,
            1993. (4)
     10.12  Joint Venture Agreement dated July 11, 1990 and First Amendment to and Restatement of Joint Venture
            Agreement dated December 18, 1992 with Kubota Corporation. (4)
     10.13  Strategic Relationship Agreement dated July 5, 1988, First Amendment to and Restatement of Strategic
            Relationship Agreement dated July 11, 1990 and Second Amendment to and Restatement of Strategic
            Relationship Agreement dated December 18, 1992 with Kubota Corporation and Kubota C-Cube, Inc. (4)
     10.14  Stock Exchange Agreement and License and Purchase Agreement each dated December 18, 1992, with Kubota
            Corporation and Kubota C-Cube, Inc. (4)
     10.15  Warrant Agreement dated December 18, 1992 with Kubota Corporation. (4)
     10.16  Financial Support Agreement dated December 18, 1992 and form of Amendment to Financial Support Agreement with Kubota Corporation and Kubota C-Cube, Inc. (4)
     10.17  Agreement Regarding Collateral dated December 20, 1993 with Kubota Corporation. (4)
     10.18  Letter of Intent dated December 15, 1992 with Advanced Micro Devices, Inc. (4),(5)
     10.19  Technology License and Wafer Foundry Agreement dated December 22, 1992 with Texas Instruments
            Incorporated. (4),(5)
     10.20  Development Agreement and Agreement on CL450A Procurement, each dated June 30, 1993 and Amended
            Agreement on CL450A Procurement dated September 1, 1993 with Victor Company of Japan, Limited. (4),(5)
     10.21  Secured Promissory Note dated February 17, 1993 by William J. O'Meara. (4)
     10.22  Secured Promissory Note dated October 21, 1993 by James G. Burke. (4)
     10.23  Standard Industrial Lease -- Multi-Tenant dated August 1991 with San Bernardino County Employees
            Retirement Association, as amended October 19, 1992, January 8, 1993, June 15, 1993 and December 9,
            1993. (4)
     10.24  Oxford Financial Services Corporation Master Lease Agreement dated as of May 31, 1994. (6)
     10.25  Agreement dated June 29, 1994 with Donald T. Valentine. (6)
     10.26  Revolving Credit Loan Agreement with Comerica Bank -- California dated August 18, 1994. (7)
     10.27  Manufacturing and Sales Agreement between C-Cube Microsystems Inc. and Matsushita Electronics
            Corporation. (8),(5)
     10.28  Sublease agreement with Atari Games Corporation dated October 4, 1995. (9)

 EXHIBIT
  NUMBER                                                  DESCRIPTION
- ----------  --------------------------------------------------------------------------------------------------------
     10.29  Agreement and Plan of Merger By and Among C-Cube Microsystems Inc., MCT Acquisition Corporation, Media
            Computer Technologies, Inc., Dhimant Bhayani and Hemant Bhayani dated November 17, 1995. (10)
     10.30  Supplemental Stock Option Plan. (11)
     10.31  Amendment to Revolving Credit Loan Agreement dated January 3, 1996. (11)
     10.32  Option Agreement dated May 18, 1996 with Taiwan Semiconductor Manufacturing Co., Ltd. (12)
     10.33  1994 Employee Stock Plan and form of agreement thereunder. (13)
     10.34  1994 Outside Directors Stock Option Plan and form of agreement thereunder. (14)
     10.35  1994 Employee Stock Purchase Plan. (15)
     11.1   Statement regarding computation of net income per share. (16)
     23.1   Consent of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation.
     23.2   Consent of Deloitte & Touche LLP, independent auditors.
     23.3   Consent of Coopers & Lybrand L.L.P., independent auditors.
     24.1   Power of Attorney (included herein on page II-6).
     27.1   Financial Data Schedule.
     99.1   Form of Transition Agreement among registrant, DiviCom Inc., SAGEM S.A. and Nolan Daines.
     99.2   Form of Proxy Card to be mailed to the stockholders of DiviCom Inc.


- ------------------------
 (1) The Agreement and Plan of Reorganization dated May 28, 1996 is included herein as Annex A to the Prospectus/Proxy Statement forming a part of this Registration Statement. Certain schedules to such Agreement and Plan of Reorganization which are listed in Annex A have not been included herein in reliance upon the rules and regulations of the Commission. The registrant will supplementally furnish a copy of any such omitted schedule to the Commission upon request.


 (2) Incorporated by reference to Exhibit 4.1 previously filed as an Exhibit to registrant's Registration Statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



 (3) Incorporated by reference to Exhibit 4.2 previously filed as an Exhibit to registrant's Registration Statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



 (4) Incorporated by reference to the corresponding Exhibit of the same number previously filed as an Exhibit to registrant's registration statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



 (5) Confidential treatment has been granted as to a portion of this Exhibit.



 (6) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-Q filed August 5, 1994 (File No. 0-23596).



 (7) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-Q filed October 28, 1994 (File No. 0-23596).



 (8) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-K filed March 21, 1995 (File No. 0-23596).



 (9) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 8-K filed November 14, 1995 (File No. 0-23596).

(10) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-K filed March 15, 1996 (File No. 0-23596).



(11) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-Q filed May 10, 1996 (File No. 0-23596).



(12) To be filed by amendment as Exhibit 10.32 to registrant's Form 10-Q filed July 27, 1996 (File No. 0-23596). Confidential treatment will be requested as to certain portions of this exhibit.



(13) Incorporated by reference to Exhibit 10.2 previously filed as an Exhibit to registrant's Registration Statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



(14) Incorporated by reference to Exhibit 10.3 previously filed as an Exhibit to registrant's Registration Statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



(15) Incorporated by reference to Exhibit 10.4 previously filed as an Exhibit to registrant's Registration Statement on Form S-1 filed March 4, 1994, as amended (File No. 33-76082).



(16) Incorporated by reference to the corresponding Exhibit previously filed as an Exhibit to registrant's Form 10-Q filed July 27, 1996 (File No. 0-23596).



    (b)  FINANCIAL STATEMENT SCHEDULES



    Not applicable.



    (c)  REPORTS, OPINIONS OR APPRAISALS



    Not applicable.


ITEM 22. UNDERTAKINGS

    (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (4) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (7) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (8) The undersigned registrant hereby undertakes: (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, (ii) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof, (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Milpitas, State of California, on the 21st day of June, 1996.

                                          C-CUBE MICROSYSTEMS INC.

                                          By:          /s/ JAMES G. BURKE
                                              ----------------------------------
                                              James G. Burke
                                          Vice President of Finance and
                                          Administration, Chief Financial
                                          Officer
                                              (PRINCIPAL FINANCIAL AND
                                          ACCOUNTING OFFICER)

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Alexandre A. Balkanski and James G. Burke, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                        TITLE                               DATE
- ------------------------------------------  ------------------------------------------------  -------------------

            /s/ DONALD T. VALENTINE
    ---------------------------------       Chairman of the Board                                June 20, 1996
           Donald T. Valentine

         /s/ ALEXANDRE A. BALKANSKI
    ---------------------------------       President, Chief Executive Officer and Director      June 20, 1996
          Alexandre A. Balkanski             (PRINCIPAL EXECUTIVE OFFICER)

               /s/ JAMES G. BURKE           Vice President of Finance and Administration,
    ---------------------------------        Chief Financial Officer and Secretary               June 20, 1996
              James G. Burke                 (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

    ---------------------------------       Director
             William O'Meara

                  /s/ BARYN FUTA
    ---------------------------------       Director                                             June 21, 1996
                Baryn Futa

                /s/ T. J. RODGERS
    ---------------------------------       Director                                             June 20, 1996
              T. J. Rodgers

    ---------------------------------       Director
              Gregorio Reyes